Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

11 March 2014

The Royal Bank of Scotland Group plc

Gogarburn

PO Box 1000

Edinburgh EH12 1HQ

Scotland

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X                                              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                                                 No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-184147 and 333-184147-01) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Forward-looking statements

Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘believe’, ‘should’, ‘intend’, ‘plan’, ‘could’, ‘probability’, ‘risk’, ‘Value-at-Risk (VaR)’, ‘target’, ‘goal’, ‘objective’, ‘will’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on such expressions.

In particular, this document includes forward-looking statements relating, but not limited to: the Group’s restructuring and new strategic plans, divestments, capitalisation, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), return on equity (ROE), profitability, cost:income ratios, leverage and loan:deposit ratios, funding and risk profile; discretionary coupon and dividend payments; implementation of legislation of ring-fencing and bail-in measures; sustainability targets; litigation, regulatory and governmental investigations; the Group’s future financial performance; the level and extent of future impairments and write-downs; and the Group’s exposure to political risks, including the referendum on Scottish independence, credit rating risk and to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk. These statements are based on current plans, estimates and projections, and are subject to inherent risks, uncertainties and other factors which could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements. For example, certain market risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: global economic and financial market conditions and other geopolitical risks, and their impact on the financial industry in general and on the Group in particular; the ability to implement strategic plans on a timely basis, or at all, including the simplification of the Group’s structure, the divestment of Citizens Financial Group and the exiting of assets in RBS Capital Resolution as well as the disposal of certain other assets and businesses as announced or required as part of the State Aid restructuring plan; the achievement of capital and costs reduction targets; ineffective management of capital or changes to capital adequacy or liquidity requirements; organisational restructuring in response to legislation and regulation in the United Kingdom (UK), the European Union (EU) and the United States (US); the implementation of key legislation and regulation including the UK Financial Services (Banking Reform Act) 2013 and the proposed EU Recovery and Resolution Directive; the ability to access sufficient sources of capital, liquidity and funding when required; deteriorations in borrower and counterparty credit quality; litigation, government and regulatory investigations including investigations relating to the setting of LIBOR and other interest rates and foreign exchange trading and rate setting activities; costs or exposures borne by the Group arising out of the origination or sale of mortgages or mortgage-backed securities in the US; the extent of future write-downs and impairment charges caused by depressed asset valuations; the value and effectiveness of any credit protection purchased by the Group; unanticipated turbulence in interest rates, yield curves, foreign currency exchange rates, credit spreads, bond prices, commodity prices, equity prices and basis, volatility and correlation risks; changes in the credit ratings of the Group; changes to the valuation of financial instruments recorded at fair value; competition and consolidation in the banking sector; the ability of the Group to attract or retain senior management or other key employees; regulatory or legal changes (including those requiring any restructuring of the Group’s operations) in the UK, the US and other countries in which the Group operates or a change in UK Government policy; changes to regulatory requirements relating to capital and liquidity; changes to the monetary and interest rate policies of central banks and other governmental and regulatory bodies; changes in UK and foreign laws, regulations, accounting standards and taxes, including changes in regulatory capital regulations and liquidity requirements; impairments of goodwill; pension fund shortfalls; general operational risks; HM Treasury exercising influence over the operations of the Group; reputational risk; the conversion of the B Shares in accordance with their terms; limitations on, or additional requirements imposed on, the Group’s activities as a result of HM Treasury’s investment in the Group; and the success of the Group in managing the risks involved in the foregoing.

The forward-looking statements contained in this document speak only as of the date of this announcement, and the Group does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicitation of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Presentation of information

The company publishes its financial statements in pounds sterling (‘£’ or ‘sterling’). The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of pounds sterling, respectively, and references to ‘pence’ represent pence in the United Kingdom (‘UK’). Reference to ‘dollars’ or ‘$’ are to United States of America (‘US’) dollars. The abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of dollars, respectively, and references to ‘cents’ represent cents in the US. The abbreviation ‘€’ represents the ‘euro’, the European single currency, and the abbreviations ‘€m’ and ‘€bn’ represent millions and thousands of millions of euros, respectively.

Non-GAAP financial information

The directors manage the Group’s performance by class of business, before certain reconciling items, as is presented in the segmental analysis on pages 104 to 108 (the “managed basis”). Discussion of the Group’s performance focuses on the managed basis as the Group believes that such measures allow a more meaningful analysis of the Group’s financial condition and the results of its operations. These measures are non-GAAP financial measures. A body of generally accepted accounting principles such as IFRS is commonly referred to as ‘GAAP’. A non-GAAP financial measure is defined as one that measures historical or future financial performance, financial position or cash flows but which excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure. Reconciliations of these non-GAAP measures are presented throughout this document or in the segmental analysis on pages 104 to 108. These non-GAAP financial measures are not a substitute for GAAP measures. Furthermore, RBS has divided its operations into “Core” and “Non-Core”. Certain measures disclosed in this document for Core operations and used by RBS management are non-GAAP financial measures as they represent a combination of all reportable segments with the exception of Non-Core. In addition, RBS has further divided parts of the Core business into “Retail & Commercial” consisting of the UK Retail, UK Corporate, Wealth, International Banking, Ulster Bank and US Retail & Commercial divisions. This is a non-GAAP financial measure. Furthermore, RBS has presented certain measures “excluding RBS Capital Resolution (RCR)” which are deemed non-GAAP measures. Lastly, the Basel III net stable funding ratio, fully loaded Basel III ratio, liquidity coverage ratio, stressed outflow coverage and further metrics included in the Risk and balance sheet management section of this document represent non-GAAP financial measures given they are metrics that are not yet required to be disclosed by a government, governmental authority or self-regulatory organisation.

Revisions

Direct Line Group

The Group sold the first tranche of ordinary shares representing 34.7% of the share capital of Direct Line Group (DLG) in October 2012 via an Initial Public Offering. On 13 March 2013, the Group sold a further 16.8% of ordinary shares in DLG and ceded control. This fulfilled the Group’s plan to cede control of DLG by the end of 2013. On 20 September 2013, the Group sold a further 20% of the ordinary shares in DLG which is a further step towards complete disposal by the end of 2014, as required by the European Commission. At 31 December 2013, the Group held 28.5% of the issued share capital in DLG.

In accordance with IFRS 5, DLG was classified as a discontinued operation in 2012. From 13 March 2013, DLG was classified as an associate and at 31 December 2013 the Group’s interest in DLG was transferred to disposal groups.

Revised allocation of Business Services costs

In the first quarter of 2013, the Group reclassified certain costs between direct and indirect expenses for all divisions. Comparatives have been restated accordingly; the revision did not affect total expenses or operating profit.

Presentation of information

Revisions (continued)

Implementation of IAS 19 ‘Employee Benefits’ (revised)

The Group implemented IAS 19 with effect from 1 January 2013. IAS 19 requires: the immediate recognition of all actuarial gains and losses; interest cost to be calculated on the net pension liability or asset at the long-term bond rate, such that an expected rate of return will no longer be applied to assets; and all past service costs to be recognised immediately when a scheme is curtailed or amended. Implementation of IAS 19 resulted in an increase in the loss after tax of £21 million for the quarter ended 31 December 2012 and £84 million for the year ended 31 December 2012. This also resulted in an increase in the loss per ordinary and B share of 0.2p for the quarter ended 31 December 2012 and 0.8p for the year ended 31 December 2012. Prior periods have been restated accordingly.

Implementation of IFRS 10 ‘Consolidated Financial Statements’

The Group implemented IFRS 10 with effect from 1 January 2013. IFRS 10 adopts a single definition of control: a reporting entity controls another entity when the reporting entity has the power to direct the activities of that other entity so as to vary returns for the reporting entity. IFRS 10 requires retrospective application. Following implementation of IFRS 10, certain entities that have trust preferred securities in issue are no longer consolidated by the Group. As a result there has been a reduction in non-controlling interests of £0.5 billion with a corresponding increase in Owners’ equity (Paid-in equity); prior periods have been restated accordingly.

Recent developments

Completion of sale of remaining interest in Direct Line Insurance Group (DLG)

Further to the announcement on 26 February 2014, RBS completed the sale of its remaining interest of 423.2 million ordinary shares in DLG on 27 February 2014 at a price of £2.63 pence per share, raising gross proceeds of £1,113 million.

RBS has now sold all its ordinary shares in DLG except for 4.2 million shares held to satisfy long term incentive plan awards granted by RBS to DLG management.

The sale marks the completion of RBS's EC-mandated disposal of its interest in DLG.

Directorate change

On 27 February 2014, RBS announced that Philip Scott, a non-executive Director, will step down from the Board by 31 October 2014.

On 7 March 2014, RBS announced the appointment of Morten Friis as a non-executive Director with effect from 10 April 2014.

Also on 7 March 2014, RBS announced that Anthony Di Iorio, a non-executive director, will step down from the Board on 26 March 2014.

Condensed consolidated income statement

for the period ended 31 December 2013

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2013	2012*	2013	2013	2012*
	£m	£m	£m	£m	£m

Interest receivable	16,740	18,530	3,973	4,207	4,439
Interest payable	(5,759)	(7,128)	(1,209)	(1,427)	(1,666)

Net interest income	10,981	11,402	2,764	2,780	2,773

Fees and commissions receivable	5,460	5,709	1,370	1,382	1,374
Fees and commissions payable	(942)	(834)	(244)	(238)	(245)
Income from trading activities	2,685	1,675	177	444	474
Gain/(loss) on redemption of own debt	175	454	(29)	13	-
Other operating income/(loss)	1,398	(465)	31	35	227

Non-interest income	8,776	6,539	1,305	1,636	1,830

Total income	19,757	17,941	4,069	4,416	4,603

Staff costs	(7,163)	(8,188)	(1,541)	(1,895)	(1,656)
Premises and equipment	(2,348)	(2,232)	(700)	(544)	(592)
Other administrative expenses	(7,244)	(5,593)	(3,960)	(1,103)	(2,506)
Depreciation and amortisation	(1,410)	(1,802)	(336)	(338)	(498)
Write-down of goodwill and other intangible assets	(1,403)	(124)	(1,403)	-	(124)

Operating expenses	(19,568)	(17,939)	(7,940)	(3,880)	(5,376)

Profit/(loss) before impairment losses	189	2	(3,871)	536	(773)
Impairment losses	(8,432)	(5,279)	(5,112)	(1,170)	(1,454)

Operating loss before tax	(8,243)	(5,277)	(8,983)	(634)	(2,227)
Tax credit/(charge)	(382)	(441)	377	(81)	(39)

Loss from continuing operations	(8,625)	(5,718)	(8,606)	(715)	(2,266)

Profit/(loss) from discontinued operations, net of tax
- Direct Line Group	127	(184)	-	-	(351)
- Other	21	12	15	(5)	6

Profit/(loss) from discontinued operations,
net of tax	148	(172)	15	(5)	(345)

Loss for the period	(8,477)	(5,890)	(8,591)	(720)	(2,611)
Non-controlling interests	(120)	136	3	(6)	108
Preference share and other dividends	(398)	(301)	(114)	(102)	(115)

Loss attributable to ordinary and
B shareholders	(8,995)	(6,055)	(8,702)	(828)	(2,618)

Basic and diluted loss per ordinary and equivalent
B share from continuing operations	(81.3p)	(54.5p)	(77.3p)	(7.4p)	(21.6p)

Basic and diluted loss per ordinary and equivalent
B share from continuing and discontinued operations	(80.3p)	(55.0p)	(77.3p)	(7.4p)	(23.6p)

* Restated - see page 92.

Core summary consolidated income statement

for the period ended 31 December 2013

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2013	2012	2013	2013	2012
	£m	£m	£m	£m	£m

Net interest income	11,091	11,173	2,805	2,826	2,723
Non-interest income	8,697	10,624	1,728	2,187	2,151

Total income	19,788	21,797	4,533	5,013	4,874
Operating expenses	(12,708)	(12,910)	(3,108)	(3,141)	(2,741)

Profit before impairment losses	7,080	8,887	1,425	1,872	2,133
Impairment losses	(3,856)	(3,056)	(1,948)	(589)	(751)

Operating profit/(loss)	3,224	5,831	(523)	1,283	1,382

Key metrics

Core performance ratios
- Net interest margin	2.23%	2.15%	2.28%	2.24%	2.15%
- Cost:income ratio	64%	59%	69%	63%	56%
- Return on equity	4.6%	8.9%	(4.6%)	7.7%	8.2%

Analysis of results is set out on pages 26 to 35.

Highlights

RBS reports a pre-tax loss for 2013 of £8,243 million, including regulatory and redress provisions of £3,844 million, and impairments and other losses of £4,823 million related to the establishment of RBS Capital Resolution (RCR).

Excluding the impact of the creation of RCR, RBS operating profit on a managed basis was £2,520 million, down 15% from 2012:

RBS has, on 27 February 2014, updated on its comprehensive business review, aimed at transforming the bank (see page 22).

Key points

Building a bank that is trusted by its customers

●	RBS announces a refreshed strategic direction with the ambition of building a bank that earns its customers’ trust by serving them better than any other bank.

●

RBS will be structured around the needs of its customers, with seven existing operating divisions realigned into three businesses: Personal & Business Banking, Commercial & Private Banking and Corporate & Institutional Banking.

●

Ulster Bank in Northern Ireland will benefit from a closer integration with our personal, business and commercial banking franchises in Great Britain. We are continuing to explore further opportunities in the Republic of Ireland with a view to being a challenger to the systemic banks.

●	To position RBS to deliver a sustainable overall return on tangible equity of 12% plus in the long term, we must achieve a significant reduction in costs and complexity.

●

This simplification is intended to deliver significant improvements to services delivered to our customers while at the same time helping to bring our cost base down from £13.3 billion in 2013 to £8 billion in the medium term(1).

●	Future performance will be reported against customer and financial measures. Further details are set out on page 24.

Restructuring our balance sheet

●

Third party assets were reduced by £130 billion over the course of 2013, with Markets down £72 billion and Non-Core down £29 billion. In the five years since the end of 2008, the funded balance sheet has been reduced by £487 billion and total assets by £1,191 billion.

●

The Core Tier 1 ratio was 10.9% at 31 December 2013. On a fully loaded Basel III basis, the Common Equity Tier 1 ratio was 8.6%. The impact of the regulatory and redress provisions booked in Q4 2013 was already reflected in our future capital plan, and RBS continues to target a fully loaded Basel III Common Equity Tier 1 ratio of c.11% by the end of 2015 and 12% or above by the end of 2016.

●

Continued improvement in credit quality, particularly in the UK Retail and Non-Core portfolios, saw risk elements in lending fall by 4%. Reflecting the increased impairments associated with the creation of RCR, provision coverage increased from 52% at end 2012 to 64% at end 2013.

●	RBS remains highly liquid, with short-term wholesale funding down £10 billion to £32 billion at the end of 2013, covered more than four times by a £146 billion liquidity portfolio.

Highlights

Key points (continued)

FY 2013 operating results

●

RBS recorded an operating loss of £8,243 million. On a managed basis RBS recorded an operating profit  of £2,520 million excluding the impact of the creation of RCR which reduced income by £333 million and increased impairments by £4,490 million. Including these RCR-related impairment and other losses of £4,823 million(2), RBS recorded an operating loss of £2,303 million on a managed basis.

●

Total income increased by £1,816 million to £19,757 million primarily reflecting a lower accounting charge in relation to own credit adjustments; with expenses up 9% to £19,568 million. On a managed basis Group income, excluding the RCR impact of £333 million was down 10% to £19,775 million, principally reflecting a £1,161 million reduction in Markets income. with expenses down 4% to £13,313 million.

○

Retail & Commercial (R&C) operating profit was £2,693 million compared with £4,238 million in 2012. Excluding £1,385 million of impairments and other losses related to the creation of RCR, operating profit was down 4% to £4,078 million, with lower income in UK Corporate and International Banking offsetting improved impairments in Ulster Bank and UK Retail.

○

Markets operating profit was £620 million compared with £1,509 million in 2012. Excluding £18 million of impairments related to the creation of RCR, operating profit was down 58% to £638 million, reflecting its smaller balance sheet and reduced risk levels.

○

Non-Core losses were £5,527 million compared with £2,879 million in 2012. Excluding £3,420 million of impairments and other losses related to the creation of RCR, operating loss was down 27% to £2,107 million, with the cost base falling in line with run-off.

●

Loss attributable to shareholders was £8,995 million, reflecting the charges relating to the creation of RCR and legacy conduct litigation and redress, the write-down of goodwill and other intangible assets and deferred tax assets.

Q4 2013 operating results

●	Operating loss in Q4 2013 totalled £8,983 million. On a managed basis, operating profit was £204 million, excluding the impact of the creation of RCR.
○

Retail & Commercial operating losses in the fourth quarter were £388 million compared with a profit of £1,125 million in Q4 2012. Excluding the impact of the creation of RCR of £1,385 million, operating profits in the fourth quarter were £997 million, down 11% from Q4 2012, with all divisions except Ulster Bank showing a deterioration from the prior year.

○

Markets operating profit was £39 million compared with £139 million in Q4 2012. Excluding the impact of the creation of RCR of £18 million, operating profit was £57 million which reflected seasonal slower trading together with the impact of the business’s smaller balance sheet and reduced risk envelopes.

○

Non-Core operating losses were £3,896 million compared with £942 in Q4 2012. Excluding the impact of the creation of RCR of £3,220 million, operating losses narrowed to £676 million, with costs and impairments falling in line with the reducing asset base.

Highlights

Key points (continued)

Delivering our capital plan

●

To deliver its capital plan RBS has formed the Capital Resolution Group (CRG), which is made up of four pillars: exiting the assets in RCR, delivering the IPOs for both Citizens and Williams & Glyn, and optimising the bank’s group-wide shipping business.

●

RCR was set up from 1 January 2014 and will manage a pool of £29 billion of assets with particularly high capital intensity or potentially volatile outcomes in stressed environments, aiming to accelerate run-down of these exposures to free up capital for the bank. The revised strategy to run down high risk loans faster led to an increased impairment charge. When originally announced, RCR assets were projected to be £38 billion at the end of 2013, but accelerated disposals and increased impairments have reduced this total to £29 billion. Further details about RCR are set out on page 25 and in Appendix 1.

●

During the course of 2013 RBS sold two tranches of its remaining shares in Direct Line Insurance Group, realising gross proceeds of £1,137 million. At 31 December 2013 RBS held 28.5% of Direct Line Insurance Group. On 26 February 2014 RBS announced that it had entered into a placing agreement to complete the sale of its residual interest (except for 4.2 million shares held to satisfy long term incentive plan awards granted by RBS to Direct Line Group management). Accordingly, on settlement of the placing, the Group will have completed the disposal as required by the European Commission.

●	On 27 November 2013 RBS announced the sale of its remaining economic interest in the WorldPay global payments business. A gain on sale of £159 million was recognised in Q4 2013.

●

On 1 November 2013 RBS announced plans to accelerate the divestment of Citizens, its US banking subsidiary. Preparations for a partial initial public offering (IPO) in 2014 remain on track, and the bank intends to fully divest the business by the end of 2016.

●

Following the conclusion of a £600 million pre-IPO investment by a consortium of investors led by global financial services specialists Corsair Capital and Centerbridge Partners, and including the Church Commissioners for England and RIT Capital Partners plc, the Williams & Glyn business (formerly known as "Project Rainbow") has made good progress towards its IPO.

●

Discussions with the UK Government over the retirement of the Dividend Access Share (DAS) are well advanced. A successful restructuring of the DAS will represent a significant step towards the normalisation of RBS’s capital structure.

●	On 16 December 2013 RBS cancelled its £8 billion Contingent Capital Facility with HM Treasury.

Legacy conduct issues

●

As announced in a trading update on 27 January 2014, RBS has provided £1,910 million in Q4 2013 covering claims and conduct-related matters primarily relating to mortgage-backed and other securities litigation. Regulatory and litigation provisions for the full year amounted to £2,394 million.

●

An additional £465 million provision for Payment Protection Insurance (PPI) redress and related costs was booked in Q4 2013, making a total of £900 million for the full year 2013. Out of a cumulative PPI provision of £3.1 billion, £2.2 billion had been utilised by 31 December 2013. The remaining £0.9 billion provision covers approximately 12 months at current levels of redress and administrative expenses.

●

A further £500 million provision was made in Q4 2013 for interest rate hedging products redress and administration costs, reflecting higher volumes, higher anticipated redress payments and recalibration of our methodology based on more recent trends. The total charge for the full year was £550 million making a total of £1.25 billion of which £0.2 billion had been utilised by 31 December 2013.

Highlights

Key points (continued)

Serving our customers

●

Investment of £700 million has been committed over the next 3-5 years to build the best retail and commercial bank in the UK. Investment in digital channels continued, with 50% of eligible customers now banking online or on mobile.

●

Mortgage balance growth was affected in H1 2013 by advisor training, but application volumes recovered during the second half, helped by RBS’s lead in launching the second phase of the Help to Buy scheme. Gross new lending in 2013 was £14.3 billion, up 3% from 2012. This represented an 8% market share, slightly in excess of RBS’s share of mortgage stock.

●	UK Corporate will implement all the recommendations of the independent review of its lending standards and practices led by Sir Andrew Large.

●	Support for SME customers during 2013 included pro-active ‘Statements of Appetite’ sent to over 12,000 customers, resulting in more than £5.9 billion of new loan offers.

●

SME demand for credit has picked up over the course of the year, with new and increased lending sanctioned in 2013, up 6% from the prior year to £9.9 billion. SMEs drew down £6.4 billion of new loans in 2013, up 2% from 2012. However, businesses’ cash generation remained strong, with SME current account balances up 13% from the end of 2012. Many customers increased their loan repayments and reduced overdraft utilisation, which dropped to 37% at the end of 2013 compared with 42% a year earlier.

●

Among larger businesses, £12.9 billion of new facilities were made available to new and existing clients. RBS also helped UK companies, universities and housing associations to raise £24.7 billion through bond issues in 2013.

●

RBS repaid all its borrowings from the Bank of England Funding for Lending Scheme (FLS) in 2013 but continues to participate fully in the scheme. In the period since launch to 31 December 2013, RBS allocated more than £4.7 billion of new FLS-related lending to business customers, with discounts targeted at SMEs and mid-sized manufacturers. We intend to remain in the scheme throughout 2014 (subject to no further changes in the scheme rules).

●

Total net lending flows reported within the scope of the FLS scheme were minus £2,295 million in Q4 2013, with net lending of plus £349 million to households and minus £2,645 million to private sector non-financial corporations, of which minus £671 million was to SMEs.

Notes:

(1)	Includes the impact of business exits such as Citizens Financial Group and Williams & Glyn; bank levy; restructuring costs; and, from 2015, the EU resolution fund charge.
(2)

During the year the Group recognised £4,823 million of impairment and other losses related to the establishment of RCR.  This comprises impairment losses of £4,490 million (of which £173 million relate to core Ulster Bank assets which were not transferred to RCR but are subject to the same strategy) and £333 million reduction in income reflecting asset valuation adjustments.

Highlights

Outlook

We continue to see signs that the UK economic recovery is gaining traction and have observed higher levels of activity and confidence amongst our customers; we are increasing and improving our front line capacity in order to handle higher levels of new business more efficiently. We expect a lag between the economic recovery and our core franchises starting to grow, given continued low interest rates, excess liquidity and our continued deleveraging in commercial real estate and shipping.

We expect margins to be slightly up in 2014 but anticipate lower securities gains from our liquidity portfolio. While the strategic repositioning of Markets announced in 2013 has progressed well, the external and regulatory environment remains challenging.

The actions following our strategic review will start to drive cost reductions and improve efficiency during 2014. Whilst it will take two to three years to fully implement these we expect our underlying cost base to be £1 billion lower in 2014.

RCR has made a strong start. Its initial balance sheet, at £29 billion of third party assets, is £9 billion lower than the original guidance of £38 billion, and RCR has a strong pipeline in the early months of 2014. Having recognised significant impairment losses due to the revised strategy we expect our credit losses to revert to more normal levels of around 0.6% of loans in 2014.

We are working through our legacy conduct and litigation issues; the timings and amounts of any redress or settlements however remain uncertain.

With the announcement of our strategic review, we expect elevated restructuring costs in the next two years to get the bank’s customer service and costs back to best in class levels in all respects.

Chairman’s letter to shareholders

Five years ago RBS embarked on a strategic restructuring designed to correct the aspects of its business that made it particularly vulnerable to the financial crisis of 2008. The execution of that restructuring has transformed the financial position of the bank: we have reduced our balance sheet by more than £1 trillion, repaid hundreds of billions of Government funding support and removed the imminent threat that our size, risk and complexity posed to the UK economy. In 2013 we took further steps to resolve our remaining legacy balance sheet issues by announcing the creation of RCR, with the aim of accelerating the removal of these legacy assets and releasing the capital they are still tying up.

We have also taken very substantial charges for a variety of conduct-related issues, including LIBOR, PPI, interest rate swaps and RMBS litigation. Almost all of these costs for RCR and conduct issues can properly be described as legacy costs, arising from events and actions in the run-up to the financial crisis.

As our 2013 results make clear, however, restoring the strength of the bank’s balance sheet was only one part of the job. In June the Board announced that Stephen Hester, who had led our financial restructuring since 2008 very effectively, would be stepping down as Group Chief Executive. We selected Ross McEwan to re-energise the task of building a bank that earns its customers’ trust, improves operating efficiency and can move down the path back to full private ownership. The Board and I want to thank Stephen Hester for his dedication to RBS and to congratulate him on his success in putting the bank on to a sound footing.

There have been a number of other changes to the Board’s composition during the year. Bruce Van Saun took up his new role as Chairman and Chief Executive of RBS Citizens Financial Group, Inc. on 1 October 2013 and has stepped down from the Board having done an excellent job as our Group Finance Director. He was succeeded by Nathan Bostock, who has since confirmed his resignation; his leaving date has not yet been agreed and the search for his replacement is under way.

Two of our non-executive directors, Joe MacHale and Art Ryan, also retired from the Board in 2013 and Philip Scott will step down from the Board by 31 October 2014. I thank them all for the hard work and wisdom they have brought as directors. In December 2013, we also welcomed Robert Gillespie as a new non-executive director. I would like to take this opportunity to express my appreciation to all of my fellow directors for their commitment and readiness to deal with the unusual challenges of a government-controlled listed company.

Ross McEwan is bringing a fresh perspective to RBS’s challenges, and that perspective is now bearing fruit in the results of the strategic review that we are setting out today. The Board believes that this was the right time for this review, so as to ensure that we target our future efforts firmly towards serving our customers, shareholders and wider stakeholders in the best possible way.

Regrettably, last year brought further reminders that many of our customers and stakeholders do not trust us to do so. In response to persistent criticism of our performance in lending to SMEs the Board commissioned an independent review by Sir Andrew Large; we expect to adopt all of his recommendations.

Chairman’s letter to shareholders

We also faced accusations that our Global Restructuring Group had been culpable of “systematic and institutional” behaviour in artificially distressing otherwise viable businesses. No evidence has been provided for that allegation but it has, nevertheless, done serious damage to RBS’s reputation. That is why we instructed the law firm Clifford Chance to conduct an independent review. This is an area where all banks routinely make difficult judgments, and indeed the banking sector has been criticised for excessive forbearance in recent years, charged with supporting unviable “zombie” companies for too long.

Issues like this continue to underscore the important role played by culture and values in enabling us to become the trusted bank we aspire to be. The Board fully supports the new values we launched in 2013, and it is vital that we continue to set the tone from the top in the coming year to drive essential cultural change.

On many of these issues we have engaged closely with HM Treasury (HMT) through UK Financial Investments, which manages HMT’s shareholding, and with our two main regulators, the Prudential Regulation Authority and the Financial Conduct Authority. Over the course of the year they have all proposed actions for consideration by the Board.

Ross McEwan has spoken of the need to reset our relationship with HMT and our main regulators. I hope and believe that we have made good progress in this direction. There is a desire on all sides that our relationship with the Government in its role as controlling shareholder should be primarily managed by UKFI on a commercial, arm’s length basis. I want to make it clear, however, that the path we have set and decisions we have taken reflect the Board’s view of what is in the interests of all RBS’s shareholders and other stakeholders.

We are monitoring the debate on Scottish independence but, as I and my colleagues have said many times, we are politically neutral. We don’t support political parties or political movements. We will respond to whatever voters decide and governments agree.

Clearly there are issues we are looking at – currency, the application of financial regulation, lender of last resort, credit ratings – which could affect us.  But there is real uncertainty about how any of these matters would be settled in the event of a Yes vote and the outcome would depend on negotiations between the two governments. Indeed, there could be a prolonged period of uncertainty over each of the issues so it really is impossible to quantify with any precision what the effects of each might be right now.

We are confident that the actions announced today will deliver a customer-focused bank with undoubted capital strength, the potential for attractive returns and an ability to recommence dividends over the medium term.

Philip Hampton

27 February 2014

Chief Executive’s message

Since 2009 RBS has cleaned up the world’s largest bank balance sheet by removing more than £1 trillion in assets. This was a remarkable achievement, born of absolute necessity, but delivered with exceptional skill.

These skills now need to be deployed on a task of equal magnitude: creating a step-change in the customer service and financial performance of RBS. The hardest part of our financial restructuring is now complete, and we now need to use our strengths and capabilities to make RBS an example for everything that should be right with banking.

Since taking up post in October, I have listened extensively to our customers and our staff. It is clear to me that people have not given up on us. Our customers tell me we have good people with good intentions. But they also tell me they are frustrated by the way we work.

The potential for RBS is tangible, we have points of brilliance, but these are masked by a heavily damaged reputation, very high cost base and a structure that reflects the bank we are leaving behind, not the one we will become.

We hold many excellent market leading positions across the bank and, despite the distractions of our recovery, there are areas where we have started to excel for our customers. But this remains an inconsistent picture and the returns in our strongest businesses can often be diluted by weaker parts of the franchise, the price of past misconduct and an uncompetitive cost base.

We are clear on our purpose as a bank: to serve customers well, but we are yet to operate in a way that means we can really deliver on this. Delivering on our purpose will mean running the bank differently.

To meet more of our customers’ needs we must earn more of their trust. This starts with improving the things that matter most to customers, and then rewarding their loyalty. There are too few rewards for customer loyalty in banking and we need to change this. Loyal and rewarded customers are the basis for the higher quality earnings we intend to deliver.

Change won’t happen overnight, but we are clear where we can improve and our progress will be evident quarter-by-quarter. We have already started calling out the barriers to our ambition.

The opportunity cost of our current approach is clear. We have an 18% share of the GB main current account market but less than half our customers have a mortgage with us. The same is true in different forms across all our businesses and paints a clear picture of untapped potential. I know this frustrates our people, all of whom want to prove the worth of this bank through better service to customers.

The lack of connectivity for customers is a by-product of our own complexity. Too many customers are forced to bank around us; adapting their behaviour to fit with our processes. It's frustrating for them and value destructive for us.

Chief Executive’s message

Our customers rightly demand that we are competitive, in every setting and in every sector. We currently carry the cost base of a global financial services group when in fact we are increasingly a UK–based bank. Our operating model means our customers and shareholders end up paying for parts of the business that cost too much and deliver too little in their interests.

This needs to change.

RBS needs a strategy that will address the weakness in our performance for customers, so that we can provide acceptable returns to our shareholders. The business review I have conducted has revealed our key challenges, but it has also given us a clear path to improve the bank.

On every dimension our opportunity to improve the relative and absolute performance of the bank is significant. It is my job to make sure our strategy for customers translates into value for our shareholders.

2013 FINANCIAL PERFORMANCE

This bank has had an extraordinary five years. Cleaning up a £2.2 trillion balance sheet whilst addressing the many failings of the past has carried a very heavy cost, which shows in our results.

Even by recent standards, 2013 was a difficult year. Regulatory fines, wide-ranging customer complaints, technology problems and public questioning of our integrity all weighed heavily, and bring into sharp focus the job we have at hand.

For the full year, we reported a pre-tax loss of £8.2 billion. The loss includes £3.8 billion of legacy litigation, conduct and regulatory costs and £4.8 billion of impairments and other losses relating to the establishment of RBS Capital Resolution (RCR).

Looking at underlying performance, total income was down £2.3 billion for the year, primarily reflecting lower revenues from the re-sized Markets business while costs were only down £0.5 billion – pushing the cost:income ratio towards the worse end of our peer group at 67%.

Returns varied across our businesses, but only UK Retail and Wealth delivered returns above the cost of equity. That said, the bank continued to make progress despite our financial performance.

Our business milestones included completing the run-down of another £29 billion of Non-Core assets - ahead of plan and taking the total reduction since Non-Core was established to £230 billion - setting up the RCR unit and reducing risk-weighted assets, and hence our risk profile, by £66 billion, on a fully loaded Basel III basis.

We also cancelled the £8 billion Contingent Capital Facility with HM Treasury, reduced our stake in Direct Line Group to 28.5% - in line with our commitment to the EC - and we are in advanced discussions to restructure the Dividend Access share.

It is clear that the underlying performance over the last year underlines the need for us to shift the emphasis from restoring the balance sheet to recharging our performance.

Chief Executive’s message

WHY WE MUST CHANGE

Capital: The capital plan we announced in November outlined a number of concrete actions to place the bank on a sure footing. Among them, the creation of RCR and the flotation of Citizens Financial Group will allow us to target a Common Equity Tier 1 capital position of 12% or greater by the end of 2016.

The capital plan has been designed to allow us to focus without distraction on improving our operating performance.

We will do what it takes to reach and maintain a prudent capital position.

Cost and Complexity: There was a necessary complexity to running an organisation with a £2.2 trillion balance sheet, as ours was five years ago, but this need has reduced as we have scaled the bank dramatically down over recent years. We now need to simplify our structure and cost base to match.

RBS remains a complex bank. We can be hard to do business with, costly to operate, and complicated to work in. We have seven customer-facing divisions as well as RCR and central functions, many of which are duplicated across divisions. Across this we have hundreds of internal committees. These are costly barriers to interaction between our people and with our customers, meaning we lose out too many times on the opportunity to serve them with more products and services.

This complexity shows in our cost:income ratio, which reaches 73% when fully loaded to include the bank levy and restructuring costs. Reducing costs and divesting businesses in the bank will inevitably result in reduced staff levels. We do not yet have detailed plans for implementation and as always we will deal with such matters sensitively, talking to our staff before communicating any such changes.

Trust and Reputation:  Behaviour and performance influence the perception of worth. RBS carries huge reputational discount due to the extent of bad headlines the bank attracts. This carries through into our customer and investor interaction and can only be solved by a sustained improvement in the quality of our earnings and meaningful change in the way we deal with customers.

Our customers like and trust the people they deal with, but not the bank itself. We can change this by moving more of the appropriate decision making and process management closer to the people who deal with customers.

Performance: Great companies know that quality service goes hand-in-hand with disciplined management; they chase down costs intelligently so they can invest more for their customers. They prioritise and invest with relentless focus on the areas that deliver the strongest, most sustainable returns.

RBS has earned credibility for the execution of our financial restructuring. The same discipline and focus is now needed on our day-to-day operating performance to better deliver for the customer. The costs that subdue our performance need to be intelligently removed and redirected towards activities that enhance our earnings.

Chief Executive’s message

OUR NEW STRATEGY

We now have a strategy to deliver a sustainable bank with a clear ambition: we want to be number one for customer service, trust and advocacy, in every one of our chosen business areas by 2020.

Our ambition aims to deliver a bank that is more trusted than others in the UK. We will earn the trust of customers by serving them better than any other bank.

Quality service leads to repeat business and customer advocacy. Repeat business and higher advocacy leads to sustainable income. We won't compromise on this logic.

The bank will be structured to deliver this ambition by organising around the needs of our customers.

We will collapse seven operating divisions into three customer businesses that can understand our customers’ needs and provide appropriate, consistent services far better than we can across current silos.

Our support functions will be smaller, more expert and dedicated to helping the businesses succeed for customers. We will run highly disciplined and well managed conduct and risk functions to maintain safety and soundness.

This will be a highly effective bank and in the medium term we will aim to deliver a cost:income ratio (including bank levy, restructuring charges and, from 2015, the EU resolution fund charge) of around 55%, falling in the long term to around 50%.

The frontline of this bank is where we'll stand out. Accountable, trusted professionals will staff the perimeter of the bank and drive it forward. They will be supported by simple, effective processes on a sound technology platform.

Only 30% of our people today deal directly with the customer. By 2017 more than half will deal directly with the customer and all our people will be measured against our success in improving customer advocacy.

Our focus will be determined by where our customers need us, and where we can serve their needs better than anyone else.

The UK is our home market and our strongest market. It is also our biggest advantage. Our corporate customer trade flows mean we need a strong European and US presence, so this is where we will be. Our UK clients rely on inward investment, so we'll retain a presence in Asia.

Our three customer businesses will cover Personal & Business Banking, Commercial & Private Banking, and Corporate & Institutional Banking. Across the businesses we will have one management team, working to one joined-up plan.

The businesses will be built on franchises that can be number one for customers. We have a family of brands across the bank and will use these to deliver on our ambition.

Not every business in our current structure will be best placed to deliver on our strategy. Technology investment will enable some to improve service at a rate that outpaces the market, but others will not.

Chief Executive’s message

For those activities where we can't see a clear path to being number one, we will review on the basis of 'fix, close or dispose'. These will become clear as each of our three businesses defines its new customer franchises over the coming months.

The three businesses of the go-forward bank have been designed against a number of goals. Firstly, they will better serve customer needs than the existing operating divisions. Secondly, they will help eradicate duplication of cost in both the front and back office. Thirdly, they will position us to deliver a sustainable return on equity in each business.

UPDATE ON CAPITAL PLAN

We announced in November that we will target a fully loaded Basel III Common Equity Tier 1 ratio of 12% or greater by the end of 2016 which will principally be delivered through the Capital Resolution Group.

Ahead of today’s results we announced that we would take an additional £2.9 billion of charges for litigation and conduct related matters. While these charges were in our future capital plan, provisions were recognised in 2013 and reduced our fully loaded Basel III Common Equity Tier 1 ratio to 8.6% at the end of 2013.

So how do we get to our 12% 2016 target? This will primarily be due to the successful run-down of RCR and the IPO of Citizens, as well as further targeted risk-weighted asset reduction, which will continue to be the main drivers of our plan to deliver our 12% target by the end of 2016.

Citizens Financial Group:  The cornerstone of the capital plan is the IPO of Citizens Financial Group in the United States. We have appointed advisers and this is on schedule for later this year.

RCR:  The creation of RCR from 1 January 2014 originally identified £38 billion of third party assets that were highly capital intensive. This represented 5% of our funded balance sheet but used up 20% of our capital.

Mainly as a result of the increased impairments we have taken and significantly higher levels of disposals in Non-Core than had been forecast, the opening balance is £29 billion of third party assets and £65 billion of risk-weighted asset equivalents (RWAe). This reduction in assets has also resulted in a corresponding decrease in the bank’s funding requirements.

UK branch divestment:  To meet our EC-mandated branch divestment, the Williams & Glyn brand will return to the high street via an IPO over the coming years. To achieve this we signed a deal with a consortium of investors led by Corsair Capital and Centerbridge Partners in September 2013. The business will require separation from RBS and this process is well under way.

Chief Executive’s message

Ulster Bank: The thinking behind every aspect of our new strategy applies to our business in the island of Ireland.

Consumers and businesses across the island of Ireland deserve a better banking service. To achieve this, however, we must change the way we currently organise our business in the Irish market place. We took the first major step at the end of 2013 when we announced our intention to remove £9 billion of the worst credit risks from the Ulster Bank balance sheet. Our second step is focused on improving customer experience and shareholder return.

As outlined in November, we are reviewing our business to make it viable and sustainable into the future. In this regard we are accelerating our strategy for the bank to improve service to our customers, reduce costs and simplify our operating model.

Our bank in Northern Ireland will benefit from a closer integration with our personal and business franchises in the rest of the United Kingdom. There are meaningful synergies in terms of investment, costs and customer experience from doing this. It is essential if we are to provide a more appealing and compelling service to our customers in Northern Ireland under the Ulster Bank brand.

In the Republic of Ireland we will continue to explore further opportunities to transform our business. We have a range of options but we are now clear on the goal; we will build on our position to be a compelling challenger bank to the domestic pillar banks.

Our customers in the island of Ireland need to know that we are committed to providing them with a great everyday banking service. We will finalise our plans in the coming months – but this is about a change in business strategy not a withdrawal from the market.

These moves are designed to position the bank to do more for our customers and consequently reward our shareholders for their patience.

MEASURES THAT MATTER

We will only succeed in delivering our goals if everyone who works in the bank is clear on the measures that matter. It is too easy to be distracted by measures that flatter progress on things that ultimately don’t count towards our ambition.

The measures we use must have credibility with customers and the wider public if we are to regain trust. And they must focus the bank relentlessly on improving returns for shareholders. It is abundantly clear to me that we need to reward our existing shareholders for their patience and attract new ones based on our potential and performance.

Measure 1: Customer:

We will target the best Net Promoter Score in the market in the long term in each of our chosen business areas.  The most trusted bank in the UK in the long term.

Measure 2: Efficiency:

We will aim to deliver a cost:income ratio (including bank levy, restructuring charges and, from 2015, the EU resolution fund charge) of approximately 55% in the medium term, falling in the long term to around 50%. On the same basis, we target a reduction in our costs to approximately £8 billion in the medium term.

Chief Executive’s message

Measure 3: Returns

Our overall targeted return on tangible equity (RoTE) will be approximately 9-11% in the medium term. Our long-term RoTE target is 12% plus.

Measure 4: Capital strength

We will target a CET1 capital ratio, on a fully loaded Basel III basis, of 12% or greater by the end of 2016. Our targeted leverage ratio, on the same basis, will be 3.5-4% in the medium term and 4% or above in the long term.

These simple measures mean we will strike a permanent balance between the needs of our stakeholders.

HOW WE’LL DO BUSINESS

The scale of the challenge we have faced over the last few years taught us a simple fundamental lesson: you cannot succeed at your customers’ expense. This is why last year we agreed a very simple purpose for the bank: to serve customers well.

Our future is not about us, it’s about our customers. These words greet our employees as they walk into our offices every day. They have come to represent a shorthand for what went wrong, but also what we need to get right.

Although we remain in the shadow of our past conduct failings, we have a clear and universal set of values that bind the bank together.

Serving customers

We exist to serve customers. We earn their trust by focusing on their needs and delivering excellent service.

Working together

We care for each other and work best as one team. We bring the best of ourselves to work and support one another to realise our potential.

Doing the right thing

We do the right thing. We take risk seriously and manage it prudently. We prize fairness and diversity and exercise judgement with thought and integrity.

Thinking long term

We know we succeed only when our customers and communities succeed. We do business in an open, direct and sustainable way.

These values are the basis for how we lead, how we reward, how we make decisions and how we treat our customers and each other. They are not yet etched in stone, but become stronger the more they are tested. They are core to us succeeding as a bank.

Chief Executive’s message

CONCLUSION:

RBS isn’t just any bank. Few, if any, comparisons do justice to the scale of the turnaround that RBS required.

We’ve got to a point of safety and soundness through a steady focus and patient determination. There will be more things from our past that come back to haunt us, but they will be fewer in number.

Over time, with steady focus and disciplined delivery, the new RBS will emerge. The businesses we operate will be highly effective and relentless in their pursuit of delivering service that makes us number one for customers.

We will be simple to do business with, free from distractions and supported by a strong capital base.

The outcome will be a bank that is truly trusted by customers.

Ross McEwan

27 February 2014

Strategic review

On 1 November 2013 RBS announced a full review of its customer-facing businesses, its IT and operations, and its organisational and decision-making structures. As a result of this review, announced on 27 February 2014, a refreshed strategic direction with the ambition of building a bank that earns its customers’ trust by serving them better than any other bank.

Business structure

RBS will be structured to deliver this ambition by organising itself around the needs of its customers, so as to combine customer groups with similar needs into business units able to deliver co-ordinated services. The seven existing operating divisions will be realigned into three businesses:

•

Personal & Business Banking will serve UK personal and affluent customers together with small businesses (generally reporting up to £2 million turnover), with more business bankers moving back into branches.

•

Commercial & Private Banking will serve commercial and mid-corporate customers and high net worth individuals, deepening relationships with commercial clients, operating overseas through its market-leading trade and foreign exchange services, while connecting our private banking brands more effectively to successful business owners and entrepreneurs.

•

Corporate & Institutional Banking will serve our corporate and institutional clients primarily in the UK and Western Europe , as well as those US and Asian multinationals with substantial trade and investment links in the region, with debt financing, risk management and trade services, focusing on core product capabilities that are of most relevance to our clients.

Ulster Bank in Northern Ireland will benefit from a closer integration with our personal, business and commercial franchises in Great Britain, while continuing to operate under the Ulster Bank brand.  We are continuing to review our business in the Republic of Ireland with a view to being a challenger to the systemic banks in Ireland.

	Personal & Business Banking	Commercial & Private Banking	Corporate & Institutional Banking

CEO	Les Matheson	Alison Rose	Donald Workman
RWAs profile (%)(1)	~35%	~30%	~35%
Operating profit profile (%)(1)	~50%	~30%	~20%
Target RoE(1)	15%+	15%+	~10%(2)

Notes:

(1)	All business targets refer to steady state performance 2018 - 2020.
(2)	7-8% medium-term.
(3)	This table contains forecasts with significant contingencies. Please refer to “Forward Looking Statements” and “Risk Factors”.

The reorganised bank will be a UK-focused retail and corporate bank with an international footprint to drive its corporate business. It will be managed as one bank, with one strategy.

Each of the three businesses is built on franchises that have the potential to be the number one bank for their respective customer groups. Each is designed to:

•	Serve customer needs better than the existing operating divisions.

•	Help eliminate duplication of costs in front and back offices.

•	Position RBS to deliver a sustainable overall return on tangible equity of 12% plus in the long term.

Strategic review

More detailed review of component business lines continues within each business, and further updates will be provided over the course of the year.

Addressing costs and returns

Key to achieving this is a significant reduction in RBS’s costs and complexity. Transforming the bank to deliver this involves rationalising and simplifying systems, based on a target architecture with improved resilience. Examples of these measures include:

•	The number of technology platforms we use will be reduced by over 50%.

•	We will move from 50 core banking systems to around 10.

•	From 80 payment systems currently maintained we will move to approximately 10.

•	Our property portfolio will be reduced from 25 million square feet to 18 million square feet, including significant reductions in central London.

•	We will maintain a similar level of investment spending but directed at customer-facing process improvements, instead of maintaining inefficient legacy infrastructure.

This simplification is intended to deliver significant improvements to services delivered to our customers but at the same time serves as the cornerstone of a programme designed to bring our cost base down from £13.3 billion in 2013 to £8 billion in the medium term, including the impact of business exits such as Citizens Financial Group and Williams & Glyn, the bank levy, restructuring costs and, from 2015, the EU resolution fund charge. This plan will take RBS towards a cost:income ratio of around 55%, moving towards 50% in the longer term. Bringing our cost base back into alignment with the reduced scale of our business underpins our potential to deliver improved returns in future years.

The costs to achieve this plan will total approximately £5 billion over 2014 to 2017; of this approximately £1 billion has already been committed to previous plans related primarily to Citizens, Williams and Glyn and the previous restructuring announced for Markets. Approximately £0.6 billion relates to the costs of achieving asset reductions and realisations in Markets as we reshape this business over the next three to five years.

Strategic review

Measures

Future performance will be reported against both customer and financial measures.

	Measure	2013	Medium term	Long term

Customer	Service(1)	<25% of businesses at #1		All businesses at #1
	Trust			#1 trusted bank in the UK

People	Great place to work			Engagement index ≥ Global Financial Services norm (2)

Efficiency	Cost:income ratio	73%(3)	~55%(3)	~50%(3)
	Costs	£13.3 billion	~£8 billion(3)

Returns	Return on tangible equity(4)	Negative	~9-11%	12%+

Capital strength	Common Equity Tier 1 ratio(5)	8.6%	≥12%	≥12%
	Leverage ratio(5)	3.5%	3.5-4%	≥4%

Notes:

(1)

Measured by Net Promoter Score, with the exception of Corporate & Institutional Banking, which will use customer satisfaction. NPS nets the percentage of “promoters” (loyal enthusiasts of the company) and the percentage of “detractors” (unhappy customers) to give a measure of customer advocacy.

(2)	Global Financial Services norm currently stands at 82%.
(3)	Including bank levy, restructuring charges and, from 2015, the EU resolution fund charge.
(4)	Calculated with tangible equity based on CET1 ratio of 12%.
(5)	Fully loaded Basel III.
(6)	This table contains forecasts with significant contingencies. Please refer to “Forward Looking Statements” and “Risk Factors”.

RBS Capital Resolution

In June 2013, in response to a recommendation by the Parliamentary Commission on Banking Standards, the UK Government announced it would review the case for an external ‘bad bank’, based on three objectives as originally outlined by the Chancellor:

•	accelerating the return of RBS to the private sector;
•	supporting the British economy; and
•	best value for the taxpayer.

Following this announcement, RBS worked closely with HM Treasury (‘HMT’) and its advisers to identify a pool of assets with particularly high long-term capital intensity, credit risk, low returns and/or potential stress loss in varying scenarios. The balance of this identified pool was £47 billion as at 30 June 2013. The pool was forecast to be c.£38 billion of assets as at 31 December 2013, which together with derivatives were forecast to attract c.£116 billion of RWA equivalents.

HMT published its report on 1 November 2013. The review concluded that the effort, risk and expense involved in the creation of an external bad bank could not be justified. It also concluded that “RBS’s existing provisions and levels of capital deducted suggested that projected future losses are appropriately covered”.

As a result, and in line with its new strategic direction set out on 1 November 2013, RBS announced the creation of RBS Capital Resolution (‘RCR’) to separate and wind down RBS’s high capital intensive assets.

For further information refer to Appendix 1.

Analysis of results

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2013	2012	2013	2013	2012
Net interest income	£m	£m	£m	£m	£m

Net interest income	10,981	11,402	2,764	2,780	2,773

Average interest-earning assets	543,376	593,270	523,743	538,748	565,982

Net interest margin
- Group	2.02%	1.92%	2.09%	2.05%	1.95%
- Retail & Commercial (1)	2.94%	2.92%	2.99%	2.95%	2.91%
- Non-Core	(0.19%)	0.31%	(0.36%)	(0.35%)	0.29%

Note:

(1)	Retail & Commercial (R&C) comprises the UK Retail, UK Corporate, Wealth, International Banking, Ulster Bank and US R&C divisions.

Key points

2013 compared with 2012

•

Net interest income decreased by £421 million, 4%, with deposit repricing initiatives only partly mitigating the impact of lower assets. Retail & Commercial net interest income decreased by £391 million and Non-Core net interest income decreased by £343 million due to a fall in interest earning assets driven by run-off and disposals, partially offset by lower treasury and funding costs.

•

Average interest-earning assets decreased by £49.9 billion to £543.4 billion, reflecting reductions in Markets and Non-Core loans and advances to customers as well as strategic sale and run-down of debt securities.

•

Group net interest margin (NIM) increased by 10 basis points to 2.02%, driven by moves to reprice deposits in a number of divisions, partially offset by roll-off in holdings of higher yielding securities.

Q4 2013 compared with Q3 2013

•

Net interest income decreased by £16 million, 1%. Retail & Commercial net interest income increased by £17 million due to deposit repricing. Markets net interest income increased by £21 million due to one-offs. These uplifts were offset by an increase in liquidity and funding costs driven by bond issuance and assets-for-sale portfolio sales.

•	Average interest-earning assets decreased by £15.0 billion to £523.7 billion, principally relating to Non-Core.

•

Group NIM increased by 4 basis points to 2.09%, primarily driven by deposit repricing in Retail & Commercial,  where NIM rose 4 basis points, partially offset by roll-off of higher yielding assets in US R&C.

Q4 2013 compared with Q4 2012

•	Net interest income was flat, with stronger margins (up 5 basis points) offset by the declining asset base.

Analysis of results

The following tables reconcile the managed basis results (a non-GAAP financial measure) to the statutory basis.

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2013	2012	2013	2013	2012
Non-interest income	£m	£m	£m	£m	£m

Fees and commissions receivable	5,460	5,709	1,370	1,382	1,374
Fees and commissions payable
- managed basis	(942)	(833)	(244)	(238)	(244)
- RFS Holdings minority interest	-	(1)	-	-	(1)

Statutory basis	(942)	(834)	(244)	(238)	(245)
Net fees and commissions
- managed basis	4,518	4,876	1,126	1,144	1,130
- RFS Holdings minority interest	-	(1)	-	-	(1)

Statutory basis	4,518	4,875	1,126	1,144	1,129
Income from trading activities
- managed basis	2,651	3,533	162	599	571
- Asset Protection Scheme	-	(44)	-	-	-
- own credit adjustments*	35	(1,813)	15	(155)	(98)
- RFS Holdings minority interest	(1)	(1)	-	-	1

Statutory basis	2,685	1,675	177	444	474
Gain/(loss) on redemption of own debt	175	454	(29)	13	-
Other operating income/(loss)
- managed basis	1,281	2,259	(115)	368	365
- own credit adjustments*	(155)	(2,836)	(15)	(341)	(122)
- Strategic disposals**	161	113	168	(7)	(16)
- RFS Holdings minority interest	111	(1)	(7)	15	-

Statutory basis	1,398	(465)	31	35	227

Total non-interest income – managed	8,450	10,668	1,173	2,111	2,066

Total non-interest income – statutory	8,776	6,539	1,305	1,636	1,830

* Own credit adjustments impact:
Income from trading activities	35	(1,813)	15	(155)	(98)
Other operating income	(155)	(2,836)	(15)	(341)	(122)

Own credit adjustments	(120)	(4,649)	-	(496)	(220)

**Strategic disposals
(Loss)/gain on sale and provision for loss on
disposal of investments in:
- Direct Line Group	(13)	-	-	(13)	-
- WorldPay	159	-	159	-	-
- RBS Aviation Capital	-	189	-	-	(8)
- Other	15	(76)	9	6	(8)

	161	113	168	(7)	(16)

Analysis of results

Key points

2013 compared with 2012

•

Non-interest income increased by £2,237 million to £8,776 million reflecting a lower accounting charge in relation to own credit adjustments. On a managed basis non-interest income decreased by £2,218 million to £8,450 million.

•	The charge for own credit adjustments fell significantly from £4,649 million to £120 million as the Group’s credit spreads tightened modestly.

•

On a managed basis, the majority of the decline in income was in Markets, where income from trading activities was £1,001 million lower as the division managed down the scale of the balance sheet and reduced risk.  This was partially offset by a £506 million improvement in Non-Core trading losses.

•	Within other operating income, Non-Core recorded a loss of £334 million excluding rental income. This primarily related to fair value adjustments associated with investment properties.

•	A £392 million reduction in operating lease income largely reflects the disposal of RBS Aviation Capital in Q2 2012. This was partially offset by lower depreciation.

Q4 2013 compared with Q3 2013

•

Non-interest income decreased by £331 million to £1,305 million reflecting a lower accounting charge in relation to own credit adjustments partially offset by increased disposal gains. On a managed basis non-interest income decreased by £938 million to £1,173 million, principally driven by declining Markets income from trading activities and £277 million of fair value adjustments in Non-Core.

•	Lower income was booked on central treasury hedges, and gains on available-for-sale securities were also lower (see Central items, page 73).

•	A £159 million gain was recorded on the disposal of RBS’s remaining interest in WorldPay.

Q4 2013 compared with Q4 2012

•	Non-interest income decreased by £525 million to £1,305 million reflecting a lower accounting charge in relation to own credit adjustments partially offset by the WorldPay gain on sale.

•	On a managed basis non-interest income decreased by £893 million, reflecting the lower central treasury hedge income and valuation adjustments in Non-Core.

Analysis of results

The following tables reconcile the managed basis results (a non-GAAP financial measure) to the statutory basis.

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2013	2012	2013	2013	2012
Operating expenses	£m	£m	£m	£m	£m

Staff expenses
- managed basis	6,882	7,377	1,539	1,758	1,379
- integration and restructuring costs	280	812	1	137	277
- RFS Holdings minority interest	1	(1)	1	-	-

Statutory basis	7,163	8,188	1,541	1,895	1,656
Premises and equipment
- managed basis	2,233	2,096	614	540	524
- integration and restructuring costs	115	136	86	4	70
- RFS Holdings minority interest	-	-	-	-	(2)

Statutory basis	2,348	2,232	700	544	592
Other administrative expenses
- managed basis	2,947	2,899	785	683	685
- Payment Protection Insurance costs	900	1,110	465	250	450
- Interest Rate Hedging Products redress and
related costs	550	700	500	99	700
- regulatory and legal actions	2,394	381	1,910	-	381
- integration and restructuring costs	255	325	101	70	114
- bank levy	200	175	200	-	175
- RFS Holdings minority interest	(2)	3	(1)	1	1

Statutory basis	7,244	5,593	3,960	1,103	2,506
Depreciation and amortisation
- managed basis	1,251	1,482	309	305	360
- amortisation of purchased intangible assets	153	178	35	39	32
- integration and restructuring costs	6	142	(8)	(6)	106

Statutory basis	1,410	1,802	336	338	498

Write-down of goodwill	1,059	18	1,059	-	18
Write-down of other intangible assets	344	106	344	-	106
Operating expenses - managed basis	13,313	13,854	3,247	3,286	2,948

Operating expenses - statutory basis	19,568	17,939	7,940	3,880	5,376

Key points

2013 compared with 2012

•

Operating expenses increased by £1,629 million, 9%, to £19,568 million principally as a result of £2,394 million of regulatory and litigation provisions, which primarily related to mortgage-backed and other securities litigation, and the write-down of goodwill partially offset by lower integration and restructuring costs. On a managed basis operating expenses decreased by £541 million, 4%, to £13,313 million. Markets decreased by £327 million, 11%, to £2,610 million and Non-Core by £339 million, 36%, to £605 million, driven by lower staff numbers and reduced central support requirements on run-down.

•	Staff expenses decreased by 13% to £7,163 million. On a managed basis staff expenses were down by 7%, at £6,882 million, with headcount down by 4,400, principally in UK Retail, Non-Core and Markets.
•

Restructuring charges fell by £759 million to £656 million, with most of the charges relating to programme costs for the Rainbow branch disposal, Retail transformation and the reduction in size of Markets.

Analysis of results

Key points (continued)

2013 compared with 2012 (continued)

•

Provisions for Payment Protection Insurance (PPI) redress and related costs totalled £900 million, down £210 million from 2012. Out of the cumulative provision of £3.1 billion, £2.2 billion had been utilised at 31 December 2013. The remaining provision of £0.9 billion covers approximately twelve months at current levels of redress and administrative expenses.

•	Provisions of £550 million were booked for Interest Rate Hedging Product redress and administration costs, down £150 million from 2012. The cumulative charge was £1.25 billion at 31 December 2013.

•	Write-down of goodwill of £1,059 million related to International Banking following an impairment review. Write-down of other intangible assets, including software, of £344 million related to Markets.

Q4 2013 compared with Q3 2013

•

Operating expenses increased by £4,060 million to £7,940 million principally due to the additional provision of £1,910 million to cover various claims and conduct related matters affecting Group companies, primarily those related to mortgage-backed securities and securities related litigation, and the write-down of goodwill of £1,059 million.

•

An additional £465 million provision was booked for PPI redress and related costs in addition to £250 million in Q3. Q4 2013 claims experience continued at previous rates rather than declining as anticipated and claims are now expected to continue for a longer period.

•

There was also a further £500 million provision for Interest Rate Hedging Products redress and related costs. The increase in provision reflected both higher volumes and anticipated redress payments, recalibration of our methodology based on experience during Q4 2013, and additional administration charges.

•

On a managed basis operating expenses were broadly flat, with offsetting movements across a number of divisions.  UK Retail expenses were up £54 million to £722 million, principally due to conduct-related provisions of £50 million and an £18 million increase in Financial Services Compensation Scheme (FSCS) charges.  Markets expenses were down £72 million to £553 million, with lower bonus accruals partly offset by additional legal fees. UK Corporate expenses were up £45 million to £585 million primarily due to customer remediation provisions.

•

Staff expenses were down 19% at £1,541 million. On a managed basis staff expenses were down by 12%, with headcount down 1,700, with reductions in Markets and Non-Core reflecting disposals, and in Business Services.

Q4 2013 compared with Q4 2012

•	Operating expenses increased by £2,564 million to £7,940 million principally reflecting the increased regulatory and litigation provision and the goodwill write-down of £1,059 million.

•

On a managed basis operating expenses rose by £299 million, 10%, to £3,247 million. Markets staff expenses were £105 million higher than in the fourth quarter of 2012, which included exceptional bonus clawbacks and releases following the LIBOR settlements. Q4 2013 expenses also included increased conduct charges of £32 million and FSCS costs of £44 million in UK Retail, and increased project and technology costs, partially offset by reduced costs in Non-Core.

Analysis of results

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2013	2012	2013	2013	2012
Impairment losses	£m	£m	£m	£m	£m

Loan impairment losses	8,412	5,315	5,131	1,120	1,402
Securities	20	(36)	(19)	50	52

Group impairment losses	8,432	5,279	5,112	1,170	1,454

Loan impairment losses
- individually assessed	6,919	3,169	4,867	580	818
- collectively assessed	1,464	2,196	443	287	505
- latent	44	(73)	(173)	253	80

Customer loans	8,427	5,292	5,137	1,120	1,403
Bank loans	(15)	23	(6)	-	(1)

Loan impairment losses	8,412	5,315	5,131	1,120	1,402

Core	3,766	2,995	1,924	584	729
Non-Core	4,646	2,320	3,207	536	673

Group	8,412	5,315	5,131	1,120	1,402

of which RCR related (1)	4,490	-	4,290	200	-

Customer loan impairment charge as a % of
gross loans and advances to customers (2)
Group	2.0%	1.2%	4.9%	1.0%	1.2%
Core	1.0%	0.7%	2.0%	0.6%	0.7%
Non-Core	12.8%	4.2%	35.3%	5.2%	4.8%

Notes:

(1)	Pertaining to the creation of RCR and related strategy.
(2)	Customer loan impairment charge as a percentage of gross customer loans and advances excludes reverse repurchase agreements and includes disposals groups.

Key points

RBS Capital Resolution ('RCR') was set up from 1 January 2014 and will manage a pool of £29 billion of assets with particularly high capital intensity or potentially volatile outcomes in stressed environments, aiming to accelerate the run-down of these exposures over a three year period to free up capital for the bank. This revised strategy to run down high risk loans faster resulted in an increased impairment charge relating to impaired or non-performing assets transferred to RCR, reflecting adverse changes in our estimates of future cash flows. Further details about RCR are set out on page 25 and in Appendix 1.

2013 compared with 2012

•

Group loan impairment losses rose by 58% to £8,412 million reflecting the increased provisions recognised in connection with the creation of RCR. Adjusting for this impairment, losses fell by £1,393 million (26%) to £3,922 million, driven by significant improvements in Non-Core, Ulster Bank and UK Retail, partially offset by increases in International Banking, US Retail & Commercial and Markets.

•

Additional loan impairments arising from the RCR accelerated asset recovery strategy totalled £4,490 million, of which £3,118 million related to Non-Core, £892 million to Ulster Bank, £410 million to UK Corporate, £52 million to International Banking and £18 million to Markets.

Analysis of results

Key points (continued)

2013 compared with 2012 (continued)

•

Excluding the impact of the creation of RCR, Core Ulster Bank loan impairments fell by £482 million to £882 million (35%), mainly as a result of continued improvement in retail mortgage debt-flow and in recovery trends.  UK Retail loan impairments fell by £210 million (40%), primarily from lower default levels.

•	Excluding the impact of the creation of RCR, Non-Core loan impairments fell by £792 million to £1,528 million, reflecting the continued reduction in the overall portfolio.

Q4 2013 compared with Q3 2013

•

Excluding the impact of the creation of RCR, Core loan impairment losses decreased by £32 million, mainly as a result of improvements in Ulster Bank and International Banking partially offset by a small number of individual impairments in UK Corporate’s real estate and shipping portfolios.

•

Non-Core loan impairment losses, also excluding the impact of the creation of RCR, improved by £47 million due to decreases in Ulster Bank partially offset by an increase in UK Corporate loan impairments.

Q4 2013 compared with Q4 2012

•	Core loan impairment losses, excluding the impact of the creation of RCR, decreased by £177 million, driven principally by an improvement in the performance of the Ulster Bank mortgage book.

•	Non-Core loan impairment losses, excluding the impact of the creation of RCR, improved by £384 million compared with Q4 2012.

Analysis of results

	31 December	30 September	31 December
Capital resources and ratios	2013	2013	2012

Current rules
Core Tier 1 capital	£42bn	£48bn	£47bn
Tier 1 capital	£51bn	£57bn	£57bn
Total capital	£64bn	£67bn	£67bn
Risk-weighted assets (RWAs)	£385bn	£410bn	£460bn
Core Tier 1 ratio	10.9%	11.6%	10.3%
Tier 1 ratio	13.1%	13.8%	12.4%
Total capital ratio	16.5%	16.2%	14.5%

Fully loaded Capital Requirements Regulation estimates
Common Equity Tier 1 (CET1) capital	£37bn	£41bn	£38bn
RWAs	£429bn	£453bn	£495bn
CET1 ratio	8.6%	9.1%	7.7%

Key points

31 December 2013 compared with 31 December 2012

•	The Group’s Core Tier 1 ratio, on a Basel 2.5 basis, was 60 basis points higher at 10.9%. On a fully loaded Basel III (FLB3) basis, the Common Equity Tier 1 ratio was 8.6%, 90 basis points higher.

•

Group RWAs decreased by £75 billion to £385 billion, driven by the substantial reductions achieved in Markets (down £37 billion) and Non-Core (down £31 billion). Retail & Commercial RWAs were £11 billion lower.

•	On a FLB3 basis, Group RWAs decreased by £66 billion to £429 billion, driven by Markets risk reduction and reshape and Non-Core disposals and run-off.

31 December 2013 compared with 30 September 2013

•

The Group’s Core Tier 1 ratio, on a Basel 2.5 basis, was 70 basis points lower at 10.9%. On a FLB3 basis, the Common Equity Tier 1 ratio was 50 basis points lower at 8.6%. The decline was due to the attributable loss for the quarter which outweighed the benefit of lower RWAs.

•

Group RWAs decreased by £25 billion to £385 billion. Markets was £9 billion lower, driven by the strategic reduction in the division’s balance sheet. Non-Core RWAs were down £12 billion, principally reflecting disposals and run-off. Retail & Commercial RWAs were broadly unchanged.

•	On a FLB3 basis, Group RWAs decreased by £24 billion to £429 billion.

For further details of the Group’s capital resources refer to page 141.

Analysis of results

	31 December	30 September	31 December
Balance sheet	2013	2013	2012

Total assets	£1,028bn	£1,129bn	£1,312bn
Derivatives	£288bn	£323bn	£442bn
Funded balance sheet (1)	£740bn	£806bn	£870bn
Loans and advances to customers (2)	£393bn	£408bn	£432bn
Customer deposits (3)	£418bn	£434bn	£434bn
Loan:deposit ratio - Core (4)	89%	87%	90%
Loan:deposit ratio - Group (4)	94%	94%	100%

Notes:

(1)	Funded balance sheet represents total assets less derivatives.
(2)	Excludes reverse repurchase agreements and stock borrowing, and includes disposal groups.
(3)	Excludes repurchase agreements and stock lending, and includes disposal groups.
(4)

Net of provisions, including disposal groups and excluding repurchase agreements. Excluding disposal groups, the loan:deposit ratios of Core and Group at 31 December 2013 were 90% and 94% respectively (30 September 2013 - 87% and 94%; 31 December 2012 - 90% and 99%)

Key points

31 December 2013 compared with 31 December 2012

•	Funded assets fell by £130 billion to £740 billion as a result of Non-Core disposals and run-off, and the downsizing of Markets business in order to reduce risk and focus on its core strengths.

•

The Group’s customer funding surplus increased significantly from £2 billion to £25 billion over the year. The Group loan:deposit ratio was 94% compared with 100% at the end of 2012 and the Core loan:deposit ratio at 89% was broadly unchanged.

•	Loans and advances to customers fell by £39 billion to £393 billion, driven by £22 billion of run-off and disposals in Non-Core.

•	Customer deposits fell by £16 billion to £418 billion, as several businesses repriced their deposit product suites, reflecting the bank’s excess liquidity position.

31 December 2013 compared with 30 September 2013

•	Funded assets fell to £740 billion, a reduction of £66 billion on the quarter, principally reflecting the managing down of Markets balance sheet and sales and run-off in Non-Core.

•

Retail & Commercial loans and advances declined 3% to £339 billion, with reductions in International Banking due to the netting of pooled accounts and in US Retail & Commercial, where the dollar weakening against the pound affected balances. This was partially offset by growth in UK Retail loan balances, up £0.6 billion.

•	Customer deposits declined by £16 billion to £418 billion, driven by repricing of non-relationship deposits.

Analysis of results

	31 December	30 September	31 December
Funding and liquidity metrics	2013	2013	2012

Deposits (1)	£453bn	£473bn	£491bn
Deposits as a percentage of funded balance sheet	61%	59%	56%
Short-term wholesale funding (2)	£32bn	£35bn	£42bn
Wholesale funding (2)	£108bn	£114bn	£150bn
Short-term wholesale funding as a percentage of funded balance sheet	4%	4%	5%
Short-term wholesale funding as a percentage of total wholesale funding	30%	31%	28%

Liquidity portfolio	£146bn	£151bn	£147bn
Liquidity portfolio as a percentage of funded balance sheet	20%	19%	17%
Liquidity portfolio as a percentage of short-term wholesale funding	456%	431%	350%

Net stable funding ratio	122%	119%	117%

Notes:

(1)	Customer and bank deposits excluding repurchase agreements and stock lending and includes disposal groups.
(2)	Excludes derivative collateral.

Key points

31 December 2013 compared with 31 December 2012

•	The bank remains highly liquid with short-term wholesale funding covered more than 4.5 times by its liquidity portfolio as at 31 December 2013, compared with 3.5 times as at 31 December 2012.

•

Short-term wholesale funding decreased by £10 billion over the year to £32 billion. As the bank continued to pay down these balances with excess cash, total wholesale funding fell by £42 billion to £108 billion.

•

The liquidity portfolio remained stable at £146 billion as deleveraging in Non-Core and Markets continued to generate cash, offset by initiatives to reprice non-relationship deposits that generate higher liquidity coverage requirements, as well as by liability management exercises undertaken over the course of the year.

•

Deposits declined by £38 billion to £453 billion as initiatives to re-price and to improve the behavioural characteristics of the deposit base took effect. These initiatives included repricing wholesale and other deposit types with a low liquidity or relationship value, further improving the bank’s liquidity position and net interest margin.

31 December 2013 compared with 30 September 2013

•	Short-term wholesale funding fell by £3 billion in the quarter to £32 billion, representing 4% of the Group’s funded balance sheet.

•

The liquidity portfolio declined by £5 billion in the quarter, driven by lower deposit balances as a result of the repricing of corporate and wholesale customer balances with higher liquidity coverage requirements.

For further details of the Group’s funding and liquidity metrics refer to page 150.

Divisional performance

The operating profit/(loss) of each division is shown below.

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2013	2012	2013	2013	2012
	£m	£m	£m	£m	£m

Operating profit/(loss) by division
UK Retail	1,943	1,891	472	517	513
UK Corporate	1,060	1,796	(115)	422	424
Wealth	221	243	49	60	76
International Banking	279	594	60	83	155
Ulster Bank	(1,457)	(1,040)	(996)	(132)	(243)
US Retail & Commercial	647	754	142	142	200

Retail & Commercial	2,693	4,238	(388)	1,092	1,125
Markets	620	1,509	39	210	139
Central items	(89)	84	(174)	(19)	118

Core	3,224	5,831	(523)	1,283	1,382
Non-Core	(5,527)	(2,879)	(3,896)	(845)	(942)

Managed basis	(2,303)	2,952	(4,419)	438	440

Reconciling items:
Own credit adjustments	(120)	(4,649)	-	(496)	(220)
Payment Protection Insurance costs	(900)	(1,110)	(465)	(250)	(450)
Interest Rate Hedging Products redress and related
costs	(550)	(700)	(500)	-	(700)
Regulatory and legal actions	(2,394)	(381)	(1,910)	(99)	(381)
Integration and restructuring costs	(656)	(1,415)	(180)	(205)	(567)
Gain/(loss) on redemption of own debt	175	454	(29)	13	-
Write-down of goodwill	(1,059)	(18)	(1,059)	-	(18)
Asset Protection Scheme	-	(44)	-	-	-
Amortisation of purchased intangible assets	(153)	(178)	(35)	(39)	(32)
Strategic disposals	161	113	168	(7)	(16)
Bank levy	(200)	(175)	(200)	-	(175)
Write-down of other intangible assets	(344)	(106)	(344)	-	(106)
RFS Holdings minority interest	100	(20)	(10)	11	(2)

Statutory basis	(8,243)	(5,277)	(8,983)	(634)	(2,227)

Impairment losses/(recoveries) by division
UK Retail	324	529	73	82	93
UK Corporate	1,188	838	659	150	234
Wealth	29	46	21	1	16
International Banking	229	111	47	28	37
Ulster Bank	1,774	1,364	1,067	204	318
US Retail & Commercial	156	91	46	59	23

Retail & Commercial	3,700	2,979	1,913	524	721
Markets	92	37	34	(1)	22
Central items	64	40	1	66	8

Core	3,856	3,056	1,948	589	751
Non-Core	4,576	2,223	3,164	581	703

Group impairment losses – managed and statutory basis	8,432	5,279	5,112	1,170	1,454

Of which RCR related (1)	4,490	-	4,290	200	-

Note:

(1)	Pertaining to the creation of RCR and related strategy.

Divisional performance

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2013	2012	2013	2013	2012
	%	%	%	%	%

Net interest margin by division
UK Retail	3.57	3.58	3.60	3.62	3.60
UK Corporate	3.07	3.06	3.13	3.09	2.97
Wealth	3.56	3.73	3.70	3.56	3.69
International Banking	1.59	1.64	1.54	1.47	1.62
Ulster Bank	1.91	1.88	2.10	1.86	1.93
US Retail & Commercial	2.95	2.97	2.98	2.99	2.90

Retail & Commercial	2.94	2.92	2.99	2.95	2.91
Non-Core	(0.19)	0.31	(0.36)	(0.35)	0.29

Group net interest margin	2.02	1.92	2.09	2.05	1.95

	31 December	30 September	31 December
	2013	2013	2012
	£bn	£bn	£bn

Total funded assets by division
UK Retail	117.6	117.0	117.4
UK Corporate	105.0	107.0	110.2
Wealth	21.0	21.0	21.4
International Banking	48.5	53.3	53.0
Ulster Bank	28.0	29.2	30.6
US Retail & Commercial	71.3	71.4	72.1

Retail & Commercial	391.4	398.9	404.7
Markets	212.8	248.2	284.5
Central items	106.7	120.5	110.3

Core	710.9	767.6	799.5
Non-Core	28.0	37.3	57.4

	738.9	804.9	856.9
Direct Line Group	-	-	12.7
RFS Holdings minority interest	0.9	0.9	0.8

Group	739.8	805.8	870.4

Divisional performance

	31 December	30 September		31 December
	2013	2013		2012
	£bn	£bn	Change	£bn	Change

Risk-weighted assets by division
UK Retail	43.9	44.8	(2%)	45.7	(4%)
UK Corporate	86.1	87.2	(1%)	86.3	(0%)
Wealth	12.0	12.1	(1%)	12.3	(2%)
International Banking	49.0	48.4	1%	51.9	(6%)
Ulster Bank	30.7	31.8	(3%)	36.1	(15%)
US Retail & Commercial	56.1	56.1	-	56.5	(1%)

Retail & Commercial	277.8	280.4	(1%)	288.8	(4%)
Markets	64.5	73.2	(12%)	101.3	(36%)
Other (primarily Group Treasury)	10.1	11.6	(13%)	5.8	74%

Core	352.4	365.2	(4%)	395.9	(11%)
Non-Core	29.2	40.9	(29%)	60.4	(52%)

Group before RFS Holdings minority interest	381.6	406.1	(6%)	456.3	(16%)
RFS Holdings minority interest	3.9	3.9	-	3.3	18%

Group	385.5	410.0	(6%)	459.6	(16%)

Employee numbers by division (full time equivalents rounded to the nearest hundred)	31 December	30 September	31 December
	2013	2013	2012

UK Retail	23,700	23,900	26,000
UK Corporate	13,700	13,700	13,300
Wealth	4,800	5,000	5,100
International Banking	4,700	4,800	4,600
Ulster Bank	4,700	4,800	4,500
US Retail & Commercial	18,500	18,300	18,700

Retail & Commercial	70,100	70,500	72,200
Markets	10,300	10,900	11,300
Group Centre	7,400	7,300	6,800

Core	87,800	88,700	90,300
Non-Core	1,400	1,900	3,100

	89,200	90,600	93,400
Business Services	29,200	29,500	29,100
Integration and restructuring	200	200	500

Group	118,600	120,300	123,000

UK Retail

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2013	2012	2013	2013	2012
	£m	£m	£m	£m	£m

Income statement
Net interest income	3,979	3,990	1,014	1,013	1,011

Net fees and commissions	919	884	249	243	202
Other non-interest income	39	95	4	11	17

Non-interest income	958	979	253	254	219

Total income	4,937	4,969	1,267	1,267	1,230

Direct expenses
- staff	(707)	(811)	(172)	(177)	(186)
- other	(562)	(372)	(198)	(137)	(90)
Indirect expenses	(1,401)	(1,366)	(352)	(354)	(348)

	(2,670)	(2,549)	(722)	(668)	(624)

Profit before impairment losses	2,267	2,420	545	599	606
Impairment losses	(324)	(529)	(73)	(82)	(93)

Operating profit	1,943	1,891	472	517	513

Analysis of income by product
Personal advances	923	916	247	233	228
Personal deposits	468	661	116	125	150
Mortgages	2,606	2,367	665	664	610
Cards	838	863	206	213	214
Other	102	162	33	32	28

Total income	4,937	4,969	1,267	1,267	1,230

Analysis of impairments by sector
Mortgages	30	92	(13)	18	5
Personal	180	307	61	34	64
Cards	114	130	25	30	24

Total impairment losses	324	529	73	82	93

Loan impairment charge as % of gross
customer loans and advances (excluding
reverse repurchase agreements) by sector
Mortgages	-	0.1%	(0.1%)	0.1%	-
Personal	2.2%	3.5%	3.0%	1.7%	2.9%
Cards	2.0%	2.3%	1.7%	2.1%	1.7%

Total	0.3%	0.5%	0.3%	0.3%	0.3%

UK Retail

Key metrics
	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2013	2012	2013	2013	2012

Performance ratios
Return on equity (1)	26.3%	24.4%	25.5%	28.0%	27.2%
Net interest margin	3.57%	3.58%	3.60%	3.62%	3.60%
Cost:income ratio	54%	51%	57%	53%	51%

	31 December	30 September		31 December
	2013	2013		2012
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- mortgages	99.3	98.9	-	99.1	-
- personal	8.1	8.1	-	8.8	(8%)
- cards	5.8	5.7	2%	5.7	2%

	113.2	112.7	-	113.6	-
Loan impairment provisions	(2.1)	(2.2)	(5%)	(2.6)	(19%)

Net loans and advances to customers	111.1	110.5	1%	111.0	-

Risk elements in lending	3.6	3.8	(5%)	4.6	(22%)
Provision coverage (2)	59%	59%	-	58%	100bp

Customer deposits
- Current accounts	32.6	31.5	3%	28.9	13%
- Savings	82.3	81.9	-	78.7	5%

Total customer deposits	114.9	113.4	1%	107.6	7%
Assets under management (excluding deposits)	5.8	5.9	(2%)	6.0	(3%)
Loan:deposit ratio (excluding repos)	97%	97%	-	103%	(600bp)

Risk-weighted assets (3)
- Credit risk (non-counterparty)	36.1	37.0	(2%)	37.9	(5%)
- Operational risk	7.8	7.8	-	7.8	-

Total risk-weighted assets	43.9	44.8	(2%)	45.7	(4%)

Notes:

(1)

Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions).

(2)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.
(3)	Divisional RWAs are based on a long-term conservative average secured mortgage probability of default methodology rather than the current lower point in time basis required for regulatory reporting.

UK Retail

Key points

In March 2013 UK Retail announced its strategy to become a simpler and more customer-focused business. Investment of £700 million over the next 3-5 years has been committed to build the best retail bank in the UK. Good progress has been made with £180 million of investment during 2013 through a number of initiatives directed at enhancing customer service and simplification of products and services. These have included:

•

Improvements to Mobile and Digital Banking which continue to evolve in line with how customers prefer to conduct their business. One example of this is the enhancements in the mobile application allowing customers to pay their mobile phone contacts and obtain cash without using their debit card with the award winning ‘Get Cash’. Investment in digital products and services continued in 2013, with 50% of eligible customers now banking online or on mobile. We currently have 5.6 million online users and 2.9 million customers using our mobile app with over 100 million transactions made in 2013. Branch counter transactions were 31 million or 11% lower across the same period. In addition, UK Retail now has over 2.5 million active mobile users, using the service 28 times a month on average. Mobile net promoter scores continued to increase in 2013.

•

During the year UK Retail invested in the introduction of a new integrated telephony system, increased training and the professional development of our staff. We spent more time on each call to support excellent customer service and to promote relevant offerings, including self service.

•

During Q1 2013 mortgage advisors attended extensive training courses to help ensure customers receive the best possible outcome to meet their needs. The training affected balance growth during H1 2013; however, application volumes have rebounded quickly with the launch of competitively priced products and the ‘NatYes’ and ‘RBYES’ advertising campaigns leading to H2 2013 applications being 30% higher than H1 2013. RBS was the first bank to be ready to deliver the second phase of the UK Government’s Help To Buy scheme, launched in early October 2013. Extended opening hours in branches helped to deliver more than 3,000 approvals assisting young people and families across Britain buy their home. Gross mortgage lending increased 3% year-on-year to £14.3 billion with Q4 2013 25% higher than Q4 2012.

•

Significant focus on streamlining processes has benefited all distribution channels, with the capacity created allowing more time for staff coaching and resulting in advisors spending more time and having better conversations with customers.

•

In addition, our product range has been simplified down from 56 to 46 with several products winning awards. A highlight of this UK Retail strategy is the success of the new instant saver product launched in Q4 2012, which at the end of 2013 had more than £10 billion in balances. Furthermore, nearly 800,000 customers have registered for Cashback Plus online since launch in Q3 2013 and are being rewarded for using their debit cards with selected retailers.

•

A major branch refurbishment programme is under way with over one quarter completed. 350 branches now have a digital banking zone where customers can use in-branch technology to access online banking. Wi-Fi in-branch allows customers to access their account via their own devices.

UK Retail

Key points (continued)

During 2013 good progress has been made with FCA (Financial Conduct Authority) reportable complaints, which declined 22%. In addition, the provision relating to historic Payment Protection Insurance (PPI) mis-selling was increased by £860 million, bringing the total to £3.0 billion. The PPI expense is not included in the operating profit of UK Retail.

In 2014, UK Retail will aim to maintain a leading position in digital banking, launching new capability and customer proposition through mobile devices.

2013 compared with 2012

•

Operating profit increased by 3% to £1,943 million driven by a 39% decline in impairment losses. Net interest income was broadly stable, though investment advice income was adversely impacted following changes introduced by the Retail Distribution Review (RDR). Costs increased primarily because of a higher FSCS levy and other regulatory charges totalling £116 million in the year, conduct-related provisions of £63 million and additional technology investment of £45 million.

•

Mortgage balance growth was affected in H1 2013 by mortgage advisor training; however, balances recovered during H2 2013 assisted by early adoption of the second phase of the UK Government’s Help To Buy scheme. Gross lending increased to £8.9 billion in H2 2013. Customer deposits increased by 7%, above the UK market average of 4% due to strong growth in both current accounts (13%) and instant access savings accounts (15%).

•	Net interest income was broadly flat.

○ Mortgage new business margins reduced in line with market conditions; however, overall book margins improved.
○ Deposit margins declined reflecting the impact of continued lower rates on current account hedges. Savings margins, however, have increased over 2013 with improved market pricing.

•	Non-interest income fell by 2% to £958 million due to subdued advice income post RDR.

•

Direct costs increased by 7% due to higher FSCS levy and other regulatory charges and conduct-related provisions of £63 million. This was partly offset by lower staff costs due to a reduction in headcount of 2,300. Indirect costs increased by 3%, largely due to investment in technology.

•	Impairments declined by 39% to £324 million due to lower customer defaults across all products reflecting continued improvement in asset quality.

•	Risk-weighted assets declined by 4% to £43.9 billion largely reflecting balance reductions across the unsecured portfolio and quality improvements.

Q4 2013 compared with Q3 2013

•	Operating profit declined 9% due to additional conduct-related provisions and an increased charge for FSCS levy, partially offset by lower staff costs and impairments.

•

Mortgage balances continued to increase as the second phase of Help to Buy launched with a high volume of applications received. Deposit balances increased 1% with current account growth of 3% as customers continue to favour convenience over price.

•	Net interest income remained flat at £1,014 million with improving savings margins offset by lower income from unsecured products and lower current account hedge returns.

UK Retail

Key points (continued)

Q4 2013 compared with Q3 2013 (continued)

•	Direct costs increased 18% to £370 million due to conduct-related provisions of £50 million and an £18 million increase in the FSCS levy charge. Indirect costs were broadly flat.

•	Impairments declined 11% to £73 million due to lower customer default rates and higher house prices improving recovery expectations on defaulted mortgage assets.

•	Risk-weighted assets declined slightly due to small quality improvements.

Q4 2013 compared with Q4 2012

•

Operating profit was 8% lower at £472 million as income growth of 3% and a 22% decline in impairments were more than offset by higher charges for FSCS levy of £44 million and additional conduct-related provisions of £32 million.

•	Net interest income increased slightly to £1,014 million due to overall mortgage margin improvement.

•	Non-interest income increased 16% to £253 million due to higher current account-related fee income partly offset by lower investment and advice income.

•	Direct costs were 34% higher at £370 million due to FSCS levy and conduct-related provisions as well as additional investment in technology. Staff costs were 8% lower as headcount declined 9%.

•	Impairments declined 22% to £73 million reflecting lower customer default rates.

UK Corporate

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2013	2012	2013	2013	2012
	£m	£m	£m	£m	£m

Income statement
Net interest income	2,874	2,974	728	725	717

Net fees and commissions	1,310	1,365	326	328	349
Other non-interest income	283	384	75	59	107

Non-interest income	1,593	1,749	401	387	456

Total income	4,467	4,723	1,129	1,112	1,173

Direct expenses
- staff	(912)	(940)	(229)	(229)	(226)
- other	(442)	(364)	(134)	(90)	(99)
Indirect expenses	(865)	(785)	(222)	(221)	(190)

	(2,219)	(2,089)	(585)	(540)	(515)

Profit before impairment losses	2,248	2,634	544	572	658
Impairment losses	(1,188)	(838)	(659)	(150)	(234)

Operating profit	1,060	1,796	(115)	422	424

Analysis of income by business
Corporate and commercial lending	2,557	2,636	639	631	672
Asset and invoice finance	671	685	168	169	176
Corporate deposits	350	568	106	88	87
Other	889	834	216	224	238

Total income	4,467	4,723	1,129	1,112	1,173

Analysis of impairments/(recoveries) by sector
Financial institutions	10	15	4	5	3
Hotels and restaurants	53	52	16	7	23
Housebuilding and construction	39	143	12	9	25
Manufacturing	50	49	20	17	10
Private sector education, health, social work,
recreational and community services	138	37	33	36	2
Property	439	252	236	41	71
Wholesale and retail trade, repairs	74	112	15	20	47
Asset and invoice finance	32	40	21	5	10
Shipping	341	82	310	(1)	42
Other	12	56	(8)	11	1

Total impairment losses	1,188	838	659	150	234

Of which RCR related (1)	410	-	410	-	-

Note:

(1)	Pertaining to the creation of RCR and related strategy.

UK Corporate

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2013	2012	2013	2013	2012

Loan impairment charge as % of gross
customer loans and advances (excluding
reverse repurchase agreements) by sector
Financial institutions	0.2%	0.3%	0.3%	0.4%	0.2%
Hotels and restaurants	1.1%	0.9%	1.4%	0.5%	1.6%
Housebuilding and construction	1.3%	4.2%	1.7%	1.2%	2.9%
Manufacturing	1.2%	1.0%	1.9%	1.6%	0.9%
Private sector education, health, social work,	1.6%	0.4%	1.6%	1.7%	0.1%
recreational and community services
Property	2.0%	1.0%	4.3%	0.7%	1.1%
Wholesale and retail trade, repairs	0.9%	1.3%	0.7%	1.0%	2.2%
Asset and invoice finance	0.3%	0.4%	0.7%	0.2%	0.4%
Shipping	5.2%	1.1%	19.1%	(0.1%)	2.2%
Other	-	0.2%	(0.1%)	0.2%	-

Total	1.2%	0.8%	2.6%	0.6%	0.9%

Key metrics
	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2013	2012	2013	2013	2012

Performance ratios
Return on equity (1)	7.9%	14.5%	(3.4%)	12.4%	13.2%
Net interest margin	3.07%	3.06%	3.13%	3.09%	2.97%
Cost:income ratio	50%	44%	52%	49%	44%

Note:

(1)

Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions).

UK Corporate

	31 December	30 September		31 December
	2013	2013		2012
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- financial institutions	5.5	4.7	17%	5.8	(5%)
- hotels and restaurants	4.7	5.5	(15%)	5.6	(16%)
- housebuilding and construction	2.9	2.9	-	3.4	(15%)
- manufacturing	4.2	4.3	(2%)	4.7	(11%)
- private sector education, health, social
work, recreational and community services	8.5	8.6	(1%)	8.7	(2%)
- property	22.0	23.1	(5%)	24.8	(11%)
- wholesale and retail trade, repairs	8.2	8.4	(2%)	8.5	(4%)
- asset and invoice finance	11.7	11.6	1%	11.2	4%
- shipping	6.5	7.0	(7%)	7.6	(14%)
- other	28.3	27.7	2%	26.7	6%

	102.5	103.8	(1%)	107.0	(4%)
Loan impairment provisions	(2.8)	(2.3)	22%	(2.4)	17%

Net loans and advances to customers	99.7	101.5	(2%)	104.6	(5%)

Total third party assets	105.0	107.0	(2%)	110.2	(5%)
Risk elements in lending	6.2	6.0	3%	5.5	13%
Provision coverage (1)	46%	39%	700bp.	45%	100bp

Customer deposits	124.7	124.9	-	127.1	(2%)
Loan:deposit ratio (excluding repos)	80%	81%	(100bp).	82%	(200bp)

Risk-weighted assets
- Credit risk (non-counterparty)	77.7	78.8	(1%)	77.7	-
- Operational risk	8.4	8.4	-	8.6	(2%)

	86.1	87.2	(1%)	86.3	-

Note:

(1)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Key points

2013 was a year in which UK Corporate underlined its commitment to support the UK economy and played an active role in the communities it operates in.

As part of this commitment the Bank appointed Sir Andrew Large to undertake a thorough and independent review of the lending standards and practices used by RBS and NatWest. UK Corporate will implement all of the Independent Lending Review’s recommendations and is adopting a revised strategy and capabilities to enhance support to SMEs and the wider UK economic recovery while maintaining sound lending practices.

As part of the division’s concerted effort to support its SME customers, UK Corporate has been proactively reviewing the business needs of SME customers to understand if they could benefit from the offer of additional facilities. In 2013, over 12,000 customers were identified for additional funding under UK Corporate’s 'Statements of Appetite' initiative. The initiative resulted in approximately £6 billion of new funding being offered to customers.

UK Corporate

Key points (continued)

The division has continued to support the government-backed Funding for Lending Scheme (FLS) and as at 31 December 2013 had allocated in excess of £4.7 billion of new FLS-related lending to almost 25,000 customers, £3.1 billion of which has been drawn since the scheme was launched. Mid-sized manufacturers are being offered targeted support, with interest rates reduced by more than 1% in some cases. SME customers benefited from both lower interest rates and the removal of arrangement fees.

As well as delivering a range of lending initiatives, UK Corporate continued to develop new propositions for its customers. Following a successful pilot UK Corporate launched a leading business-to-business online community platform, Bizcrowd, to support independent needs matching. By the end of 2013 Bizcrowd had over 27,000 users and is now helping to bring businesses together across the UK.

During the course of 2013 UK Corporate’s Business Banking Enterprise Programme helped over 40,000 entrepreneurs through over 1,000 events. Through its combination of nationwide start-up surgeries, mobile business schools and business academies, the programme offers support and advice to aspiring entrepreneurs, new start-up businesses and established SMEs looking to grow. Combined with UK Corporate’s skills-based volunteering scheme, a programme offering all employees five days to volunteer with a charitable organisation, UK Corporate continued to deliver on its on-going commitment to communities.

2013 compared with 2012

•

The business delivered a return on equity of 11.0% excluding the impact of increased impairment losses related to the creation of RCR, primarily property and shipping exposures, which reduced return on equity by 3.1%.

•

Net interest income was 3% lower at £2,874 million, as increased income from re-pricing initiatives was offset by the lower rate environment impacting deposit returns, the non-repeat of 2012 deferred income recognition revisions (£58 million) and reduced lending volumes, as loan repayments coupled with run-off in property and shipping sectors outpaced new lending.

•

Non-interest income reduced 9% to £1,593 million, primarily from lower Markets revenue share income, a decline in operating lease income (offset by an associated reduction of operating lease depreciation in expenses), lower lending fees and higher derivative close-out costs associated with impaired assets.

•

Expenses, increased 6% to £2,219 million, primarily as a result of remediation provisions of £68 million, an increased share of branch network costs and an uplift in investment spend. This was offset by the reduction in operating lease depreciation, a decline in Markets revenue share related costs and lower staff incentive expenditure.

•

Whilst full year impairments include the additional impact of increased impairment losses related to the creation of RCR (£410 million), underlying impairments improved by £60 million, or 7%, to £778 million due to lower individual and collectively assessed provisions in the SME business, partially offset by higher individual cases in the mid-to-large corporate business.

•	Risk-weighted assets were broadly in line with 2012 at £86.1 billion as reduced asset volumes and movements into default offset increases resulting from the implementation of risk model changes.

UK Corporate

Key points (continued)

Q4 2013 compared with Q3 2013

•

Q4 2013 operating profit was down 27% at £307 million, excluding the impact of increased losses relating to the creation of RCR. Underlying income increased 3%, which was offset by higher impairments and customer remediation provisions.

•	Net interest income was in line with Q3 2013 as the increase from re-pricing initiatives was offset by a 1% decline in lending volumes from run-off in the property and shipping sectors.

•	Non-interest income increased 4% to £401 million due to higher equity gains and lower derivative close-out costs associated with impaired assets.

•	Total expenses excluding customer remediation provisions were broadly flat.

•

Underlying impairments, excluding the impact of increased losses relating to the creation of RCR, increased by £99 million to £249 million reflecting a small number of individual cases in the mid-to-large corporate business.

Q4 2013 compared with Q4 2012

•

Operating profit, excluding the impact of increased losses relating to the creation of RCR, was 28% lower at £307 million, reflecting higher impairments, the allocation of branch network costs and the increased customer remediation provisions.

•	Net interest income increased 2% to £728 million as the uplift from re-pricing activity was only partially offset by lower yields on current accounts and lower asset volumes.

•	Non-interest income was 12% lower at £401 million reflecting the reduced operating lease and Markets revenue share income and lower lending fees.

•

Total expenditure included the higher remediation charges and the increased share of retail branch network costs, which were partially offset by the reduced costs in relation to operating lease depreciation and Markets revenue share.

•	Impairments, excluding the increased losses relating to the creation of RCR, were 6% higher at £249 million, reflecting the increased individual provisions in the mid-to-large corporate business.

Wealth

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2013	2012	2013	2013	2012
	£m	£m	£m	£m	£m

Income statement
Net interest income	674	720	174	169	178

Net fees and commissions	355	366	85	90	89
Other non-interest income	64	84	18	12	18

Non-interest income	419	450	103	102	107

Total income	1,093	1,170	277	271	285

Direct expenses
- staff	(405)	(419)	(85)	(102)	(85)
- other	(124)	(162)	(43)	(30)	(34)
Indirect expenses	(314)	(300)	(79)	(78)	(74)

	(843)	(881)	(207)	(210)	(193)

Profit before impairment losses	250	289	70	61	92
Impairment losses	(29)	(46)	(21)	(1)	(16)

Operating profit	221	243	49	60	76

Analysis of income
Private banking	894	956	225	222	230
Investments	199	214	52	49	55

Total income	1,093	1,170	277	271	285

Key metrics	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2013	2012	2013	2013	2012

Performance ratios
Return on equity (1)	12.0%	13.1%	10.9%	13.1%	16.7%
Net interest margin	3.56%	3.73%	3.70%	3.56%	3.69%
Cost:income ratio	77%	75%	75%	77%	68%

Note:

(1)

Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions).

Wealth

	31 December	30 September		31 December
	2013	2013		2012
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- mortgages	8.7	8.7	-	8.8	(1%)
- personal	5.6	5.6	-	5.5	2%
- other	2.5	2.6	(4%)	2.8	(11%)

	16.8	16.9	(1%)	17.1	(2%)
Loan impairment provisions	(0.1)	(0.1)	-	(0.1)	-

Net loans and advances to customers	16.7	16.8	(1%)	17.0	(2%)

Risk elements in lending	0.3	0.3	-	0.2	50%
Provision coverage (1)	43%	38%	500bp	44%	(100bp)
Assets under management (excluding deposits)	29.7	30.5	(3%)	28.9	3%
Customer deposits	37.2	38.1	(2%)	38.9	(4%)

Loan:deposit ratio (excluding repos)	45%	44%	100bp	44%	100bp

Risk-weighted assets
- Credit risk
- non-counterparty	10.0	10.1	(1%)	10.3	(3%)
- counterparty	-	0.1	(100%)	-	-
- Market risk	0.1	-	100%	0.1	-
- Operational risk	1.9	1.9	-	1.9	-

	12.0	12.1	(1%)	12.3	(2%)

Note:

(1)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Key points

2013 saw a major shake-up of the UK financial advice landscape with the implementation of the Retail Distribution Review (RDR). Clients welcomed Coutts’ new fully compliant advice-led model where Coutts requires its advisers to achieve the more stringent Level 6 rating, in excess of the FCA’s minimum Level 4 requirement. Coutts has received a number of industry accolades for its levels of service, such as ‘UK Private Bank of the Year’ (The Banker Global Private Banking Awards). Total assets under advice grew to approximately £3 billion over the year.

Following the deposit re-pricing strategy implemented in the second half of 2013 deposit margins have significantly improved. Lending volumes have remained resilient despite pay-downs in line with best-advice policy under RDR. In addition, a new international trust strategy was announced, strengthening the client offering by positioning it as a market-leading, client-centric trust business. This was achieved by the creation of a centre of excellence in Jersey, accompanied by withdrawal from the Cayman Islands and restructuring of the Geneva trust business.

Work continued on streamlining client-facing processes and driving increased benefits from the division’s global technology platform, including significant enhancements to Coutts’ online and digital client channels.  A streamlining of the London property footprint from 11 buildings to 2 was also concluded, alongside further office rationalisation in the International business.

Wealth

Key points (continued)

2013 compared with 2012

•	Operating profit was 9% lower at £221 million, driven by lower income partially offset by a decrease in expenses and impairment losses.

•	Income declined by 7% to £1,093 million, with the reduction in net interest income reflecting the lower spread earned on deposits as a result of lower Group funding requirements.

•

Non-interest income fell by 7% to £419 million due to the disposal of the Latin American, Caribbean and African businesses for a profit of £15 million in H1 2012 together with a decline in fee income in the International business.

•

Expenses were 4% lower at £843 million as a result of reduced headcount, tight discretionary cost management and the non-recurrence of two regulatory fines totalling £26 million incurred during 2012. This was partially offset by a one-off UK tax treaty charge in the International business.

•

Client assets and liabilities managed by the division declined by 2%, with a £1.7 billion reduction in deposits following re-pricing initiatives in the UK in line with the wider Group funding strategy. Assets under management increased by 3% due to positive market movements. Lending was 2% lower, reflecting increased levels of repayments in the UK.

•	Impairments were £17 million lower at £29 million, largely reflecting a small number of specific impairments.

Q4 2013 compared with Q3 2013

•	Operating profit was £11 million lower at £49 million, driven by higher impairment losses partially offset by an increase in income and decrease in expenses.

•	Income was £6 million, 2%, higher at £277 million reflecting an increase in deposit margins following the implementation of product re-pricing in the UK.

•	Expenses of £207 million were 1% lower primarily due to lower staff incentive costs, partially offset by a one-off UK tax treaty charge in the International business

•

Client assets and liabilities were 2% lower with the decrease in assets under management mainly driven by low margin custody asset outflows and negative market movements. Deposits were £0.9 billion lower following re-pricing action in the UK. Lending remained broadly flat.

•	Impairments increased by £20 million reflecting a single specific impairment.

Q4 2013 compared with Q4 2012

•	Operating profit decreased by 36% as income decreased by £8 million to £277 million and expenses increased by £14 million to £207 million.

•

Net interest income decreased by £4 million, primarily driven by the lower spread earned on a number of deposit products. Non-interest income also fell £4 million as a result of lower transaction and investment volumes in the International business.

•	Expenses increased by £14 million, 7% to £207 million, reflecting increased investment in strategic and regulatory projects, partially offset by the continued tight management of discretionary costs.

•	Impairments were £5 million higher at £21 million.

International Banking

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2013	2012	2013	2013	2012
	£m	£m	£m	£m	£m

Income statement
Net interest income from banking activities	713	922	173	166	201
Funding costs of rental assets	-	(9)	-	-	-

Net interest income	713	913	173	166	201
Non-interest income	1,135	1,209	271	288	283

Total income	1,848	2,122	444	454	484

Direct expenses
- staff	(530)	(580)	(123)	(137)	(103)
- other	(171)	(164)	(58)	(41)	(20)
Indirect expenses	(639)	(673)	(156)	(165)	(169)

	(1,340)	(1,417)	(337)	(343)	(292)

Profit before impairment losses	508	705	107	111	192
Impairment losses	(229)	(111)	(47)	(28)	(37)

Operating profit	279	594	60	83	155

Of which:
Ongoing businesses	279	602	60	83	150
Run-off businesses	-	(8)	-	-	5

Analysis of income by product
Cash management	738	943	185	189	205
Trade finance	295	291	77	77	70
Loan portfolio	814	865	182	188	207

Ongoing businesses	1,847	2,099	444	454	482
Run-off businesses	1	23	-	-	2

Total income	1,848	2,122	444	454	484

Analysis of impairments/(recoveries) by sector
Manufacturing and infrastructure	147	42	20	-	21
Property and construction	15	7	-	20	-
Transport and storage	55	(3)	23	8	1
Telecommunications, media and technology	(7)	12	-	-	3
Banks and financial institutions	(15)	43	(15)	-	-
Other	34	10	19	-	12

Total impairment losses	229	111	47	28	37

Of which RCR related (1)	52	-	52	-	-

Loan impairment charge as % of gross
customer loans and advances (excluding
reverse repurchase agreements)	0.6%	0.3%	0.5%	0.3%	0.4%

Note:

(1)	Pertaining to the creation of RCR and related strategy.

International Banking

Key metrics	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2013	2012	2013	2013	2012

Performance ratios (ongoing businesses)
Return on equity (1)	3.9%	9.1%	3.4%	4.7%	8.3%
Net interest margin	1.59%	1.64%	1.54%	1.47%	1.62%
Cost:income ratio	73%	66%	76%	76%	61%

	31 December	30 September		31 December
	2013	2013		2012
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross) (2)
- manufacturing and infrastructure	13.6	15.0	(9%)	15.8	(14%)
- property and construction	2.4	2.2	9%	2.4	-
- transport and storage	3.3	3.2	3%	2.5	32%
- telecommunications, media and technology	2.8	2.3	22%	2.2	27%
- banks and financial institutions	6.5	8.4	(23%)	9.1	(29%)
- other	7.4	10.8	(31%)	10.2	(27%)

	36.0	41.9	(14%)	42.2	(15%)
Loan impairment provisions	(0.3)	(0.3)	-	(0.4)	(25%)

Net loans and advances to customers	35.7	41.6	(14%)	41.8	(15%)
Loans and advances to banks	8.0	5.5	45%	4.8	67%
Securities	2.4	2.4	-	2.6	(8%)
Cash and eligible bills	0.3	0.3	-	0.5	(40%)
Other	2.1	3.5	(40%)	3.3	(36%)

Total third party assets (excluding derivatives
mark-to-market)	48.5	53.3	(9%)	53.0	(8%)
Risk elements in lending	0.5	0.5	-	0.4	25%
Provision coverage (3)	69%	64%	500bp	93%	(2,400bp)

Customer deposits (excluding repos)	39.3	47.6	(17%)	46.2	(15%)
Bank deposits (excluding repos)	6.5	5.3	23%	5.6	16%
Loan:deposit ratio (excluding repos)	91%	87%	400bp	91%	-

Risk-weighted assets
- Credit risk (non-counterparty)	44.3	43.7	1%	46.7	(5%)
- Operational risk	4.7	4.7	-	5.2	(10%)

	49.0	48.4	1%	51.9	(6%)

Notes:

(1)

Divisional return on equity is based on divisional operating profit after tax, divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions), for the ongoing businesses.

(2)	Excludes disposal groups.
(3)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2013	2012	2013	2013	2012
	£m	£m	£m	£m	£m

Run-off businesses (1)
Total income	1	23	-	-	2
Direct expenses	(1)	(31)	-	-	3

Operating profit/(loss)	-	(8)	-	-	5

Note:

(1)	Run-off businesses consist of the exited corporate finance business.

International Banking

Key points

International Banking provides for the needs of its customers through its offering of debt financing, risk management and transaction services across its network. Business conditions remain challenging as themes of low interest rates and margin compression continue. International Banking remained focused on cost discipline throughout 2013 and continued to strengthen its balance sheet. Despite credit model uplifts, risk-weighted assets reduced 6% year on year.

The strength of the division’s efforts in serving its customers’ needs is reflected in recent external industry awards and recognition, including:

•

Best Trade Finance Bank, UK, and Best Supply Chain Finance Provider, Western Europe – Global Finance. Global Trade Review magazine’s 'Leaders in Trade' award for Best Bank for Documentary Processing 2013, making this the 4th consecutive win for the bank.

•

A good performance in the Euromoney 2013 Cash Management Survey, particularly in Europe, ranking #1 in the Netherlands, #2 in the UK and #2 in Western Europe. International Banking improved on last year’s performance in APAC, achieving a #8 ranking, and retained a #9 ranking in North America and a #6 ranking globally.

•	Received the ‘Most Innovative Investment Bank for Loans’ award at The Banker Investment Banking Awards 2013 providing a further indication that RBS is putting customers at the heart of its business.

•	Best Debt House, UK - Euromoney.

2013 compared with 2012

•

Operating profit, decreased by £315 million as lower income and higher impairments, including £52 million in relation to the accelerated asset recovery strategy associated with RCR, were only partially offset by lower costs.

•	Income was 13% lower:

○ Cash management was 22% lower reflecting a decline in three-month LIBOR rates as well as increased funding costs of liquidity buffer requirements.
○ Loan portfolio decreased by 6%, in line with a smaller balance sheet.

•	Expenses, were down £77 million, or 5%, reflecting continued emphasis on cost control and timely run-off of discontinued business.
11
•	Impairment losses were £118 million higher than in 2012, including two large single-name provisions and £52 million in relation to the impact of the accelerated RCR asset recovery strategy.

•	Third party assets were down 8% due to reductions in the loan portfolio following increased levels of customer repayments partially offset by an increase in Asia trade volume.

•	Customer deposits declined by 15% in line with a change in Group funding strategy.

•	Risk-weighted assets decreased by 6% primarily as a result of management action to mitigate credit model increases and a smaller balance sheet.

•	Return on equity was 4% or 5% excluding the impact of the accelerated RCR asset recovery strategy compared with 9% in 2012.

International Banking

Key points (continued)

Q4 2013 compared with Q3 2013

•	Excluding the impact of the accelerated asset recovery strategy of £52 million, operating profit was up 35% with lower non-RCR-related impairments offsetting weaker income.

•	Expenses decreased 2% through continued cost discipline.

•	Excluding the impact of increased impairment losses related to the creation of RCR, impairments were £33 million lower driven by recoveries in Q4 2013.

•	Third party assets were down 9%, driven by a reduction in overdrafts, which mainly reflected netting of pooled accounts.

•	Customer deposits were 17% lower in line with the divisional funding strategy.

Q4 2013 compared with Q4 2012

•	Operating profit was down 28%, excluding the impact of the accelerated asset recovery strategy, driven by lower income and higher costs.

•	Income was 8% lower:

	○	Loan portfolio income declined 12% due to lower revenues from a smaller balance sheet.
	○	Cash management income was 10% lower, driven by increased liquidity buffer costs and margin compression from falling interest rates.
	○	Trade income was up 10%, driven by volume growth in Asia and EMEA.

•	Expenses increased by £45 million, including a £9 million write-off of technology intangibles. There was a larger bonus accrual release in Q4 2012.

•

Excluding the impact of increased impairment losses related to the creation of RCR, impairments were £42 million lower, driven by two large single name impairments in Q4 2012 and recoveries in Q4 2013.

Ulster Bank

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2013	2012	2013	2013	2012
	£m	£m	£m	£m	£m

Income statement
Net interest income	631	649	169	154	161

Net fees and commissions	141	145	37	35	36
Other non-interest income	99	51	1	25	15

Non-interest income	240	196	38	60	51

Total income	871	845	207	214	212

Direct expenses
- staff	(239)	(214)	(51)	(64)	(53)
- other	(63)	(49)	(21)	(15)	(14)
Indirect expenses	(252)	(258)	(64)	(63)	(70)

	(554)	(521)	(136)	(142)	(137)

Profit before impairment losses	317	324	71	72	75
Impairment losses	(1,774)	(1,364)	(1,067)	(204)	(318)

Operating loss	(1,457)	(1,040)	(996)	(132)	(243)

Analysis of income by business
Corporate	315	360	69	76	85
Retail	408	360	98	101	93
Other	148	125	40	37	34

Total income	871	845	207	214	212

Analysis of impairments by sector
Mortgages	235	646	24	30	135
Commercial real estate
- investment	593	221	392	104	52
- development	153	55	115	12	17
Other corporate	771	389	534	51	97
Other lending	22	53	2	7	17

Total impairment losses	1,774	1,364	1,067	204	318

Of which RCR related (1)	892	-	892	-	-

Loan impairment charge as % of gross
customer loans and advances (excluding
reverse repurchase agreements) by sector
Mortgages	1.2%	3.4%	0.5%	0.6%	2.8%
Commercial real estate
- investment	17.4%	6.1%	46.1%	11.6%	5.8%
- development	21.9%	7.9%	65.7%	6.9%	9.7%
Other corporate	10.9%	5.0%	30.1%	2.8%	5.0%
Other lending	1.8%	4.1%	0.7%	2.3%	5.2%

Total	5.6%	4.2%	13.6%	2.6%	3.9%

Note:

(1)	Pertaining to the creation of RCR and related strategy.

Ulster Bank

Key metrics	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2013	2012	2013	2013	2012

Performance ratios
Return on equity (1)	(32.4%)	(21.8%)	(98.1%)	(12.0%)	(20.9%)
Net interest margin	1.91%	1.88%	2.10%	1.86%	1.93%
Cost:income ratio	64%	62%	66%	66%	65%

	31 December	30 September		31 December
	2013	2013		2012
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
Mortgages	19.0	19.2	(1%)	19.2	(1%)
Commercial real estate
- investment	3.4	3.6	(6%)	3.6	(6%)
- development	0.7	0.7	-	0.7	-
Other corporate	7.1	7.2	(1%)	7.8	(9%)
Other lending	1.2	1.2	-	1.3	(8%)

	31.4	31.9	(2%)	32.6	(4%)
Loan impairment provisions	(5.4)	(4.5)	20%	(3.9)	38%

Net loans and advances to customers	26.0	27.4	(5%)	28.7	(9%)

Risk elements in lending
- Mortgages	3.2	3.3	(3%)	3.1	3%
- Commercial real estate
- investment	2.3	2.1	10%	1.6	44%
- development	0.5	0.4	25%	0.4	25%
- Other corporate	2.3	2.5	(8%)	2.2	5%
- Other lending	0.2	0.2	-	0.2	-

Total risk elements in lending	8.5	8.5	-	7.5	13%
Provision coverage (2)	64%	52%	1,200bp	52%	1,200bp

Customer deposits	21.7	22.2	(2%)	22.1	(2%)
Loan:deposit ratio (excluding repos)	120%	123%	(300bp)	130%	(1,000bp)

Risk-weighted assets
- Credit risk
- non-counterparty	28.2	29.6	-	33.6	(16%)
- counterparty	0.3	0.4	(25%)	0.6	(50%)
- Market risk	0.5	0.1	400%	0.2	150%
- Operational risk	1.7	1.7	-	1.7	-

	30.7	31.8	(3%)	36.1	(15%)

Spot exchange rate - €/£	1.201	1.196		1.227

Notes:

(1)

Divisional return on equity is based on divisional operating loss after tax divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions).

(2)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Ulster Bank

Key points

The creation of RCR will expedite the resolution of underperforming, capital intensive assets and allow Ulster Bank to focus on building a stronger core business for the future. The creation of RCR resulted in additional charges of £911 million in Ulster Bank’s results in Q4 2013.

Operating loss was £1,457 million compared with £1,040 in 2012. Operating performance for 2013, excluding the impact of the creation of RCR, improved by £494 million or 48% versus prior year primarily reflecting higher income and a 64% reduction in mortgage impairment losses driven by enhanced collections effectiveness, the development of programmes to assist customers in financial difficulty and a modest improvement in economic conditions.

Ulster Bank is committed to supporting the Irish economic recovery and £1.7 billion of funding has been made available to support new lending in 2014, £1 billion for business customers and £700 million for personal customers. The bank made considerable progress during 2013 in its commitment to building a really good bank that serves customers well.

Simplifying Banking

Ulster Bank delivered a number of improvements for personal and business customers in 2013:

●

The launch of initiatives such as “Get Cash”, “Pay Your Contacts” and “Emergency Cash” provided a new range of simple and convenient services for customers to access their cash and make payments online and via mobile.

●

Further development of online and mobile banking for business customers focused on providing an efficient and effective day-to-day banking service. Enhancements during 2013 included a speedy and simplified account application process; registration for Anytime Banking via telephone; ability to manage personal and business accounts together and access to extended transaction history.

●

The efficiency and effectiveness of Ulster Bank’s digital offering was evidenced by a 55% increase in mobile app registrations and more than 100 million transactions were carried out via digital channels during 2013. Over 315,000 customers regularly use mobile app banking services and 640,000 customers make regular use of online Anytime banking services.

Supporting Enterprise and the Community:

Supporting entrepreneurship and the growth of small businesses in the local community is a long term commitment of Ulster Bank. Highlights in 2013 included:

●

The Community Impact Fund and Business Woman Can initiative which facilitated women in local communities to set up their own business. The bank also supported a number of projects in schools across the island of Ireland through its MoneySense programme.

●

Ulster Bank’s dedicated SME teams offer professional support and a range of products to help customers meet their banking challenges and grow their business. The agri–specialist team has introduced a number of initiatives during 2013 to support the farming sector.

●	The ‘One Week in June’ initiative raised £430,000 for a number of Irish charities through a series of fundraising events involving both customers and staff.

●	In partnership with Concern Worldwide and Disasters Emergency Committee, Ulster Bank ATMs, branches and online banking facilitated donations to the Philippines Typhoon emergency appeals.

Helping Customers out of Financial Difficulty:

●

Ulster Bank is committed to working with all customers in financial difficulty to find a solution. The Bank continued to invest in its Problem Debt Management Unit and further developed a range of solutions to make it easier for customers to enter into arrangements. As a consequence, the number of mortgage customers in arrears of 90 days or more has decreased every month since March 2013.

Ulster Bank

Key points (continued)

2013 compared with 2012

●	Excluding the impact of the creation of RCR, operating result improved by £494 million or 48% primarily due to a higher income and lower impairment losses on the mortgage portfolio.
●

Total income increased by £26 million or 3% to £871 million primarily reflecting hedging gains on the mortgage portfolio. Net interest margin for 2013 increased by 3 basis points to 1.91% although net interest income was £18 million lower at £631 million, largely driven by lower interest-earning assets and a higher cost of funding.

●

Total expenses increased by £33 million or 6% to £554 million driven by the costs of mandatory change programmes such as the Single Euro Payment Area, £18 million, an investment of £10 million in programmes to support customers in financial difficulty and an accelerated depreciation charge of £12 million.

●

Impairment losses, excluding the impact of RCR, were £482 million, 35% lower. This was predominantly due to a sharp reduction in losses on the mortgage portfolio which reduced by £411 million or 64% due to a decline in arrears levels driven by an improved collections performance and the development of programmes to assist customers in financial difficulty, coupled with stabilising residential property prices.

●

The loan:deposit ratio reduced from 130% to 120% during 2013 reflecting continued customer deleveraging and low levels of demand for new lending. Retail and SME deposit balances increased by 2% during 2013, offset by a reduction in wholesale customer balances, resulting in a 2% decline in total deposit balances.

●	Risk-weighted assets decreased by 15% reflecting a smaller performing loan book and stabilising credit metrics.

Q4 2013 compared with Q3 2013

●

Net interest margin increased 24 basis points in the quarter to 2.10% driving a £15 million or 10% increase in net interest income to £169 million mainly reflecting initiatives to reduce the bank’s cost of funding.

●	Non-interest income declined by £22 million to £38 million primarily driven by an increased provision on a counterparty swap exposure related to the creation of RCR.
●	Total expenses reduced by £6 million or 4% to £136 million, principally attributable to a pension service cost reduction for 2013 and despite an accelerated depreciation charge of £12 million.
●	Impairment losses continued to fall, from £204 million to £175 million, excluding the impact of the creation of RCR, reflecting an improvement in property values and falling levels of arrears.
●	The loan:deposit ratio reduced from 123% to 120% in the quarter largely driven by a reduction in net loan balances to customers.
●	Risk-weighted assets decreased by £1.1 billion or 3% primarily reflecting the impact of newly defaulted RCR assets.

Q4 2013 compared with Q4 2012

●	Operating result improved by £158 million or 65%, excluding the impact of the creation of RCR, driven by a reduction in impairment losses on the mortgage portfolio.
●

Total income decreased by £5 million or 2% reflecting the increased provision on a counterparty swap exposure related to the creation of RCR largely offset by the benefits of re-pricing initiatives coupled with hedging gains on the mortgage portfolio.

●

Whilst total expenses reduced by £1 million reflecting the benefits of cost saving initiatives, there were a number of significant offsetting items in Q4 2013 and Q4 2012. These included the cost of mandatory change programmes, an accelerated depreciation charge, a pension service cost adjustment and an impairment charge on own property assets.

US Retail & Commercial (£ Sterling)

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2013	2012	2013	2013	2012
	£m	£m	£m	£m	£m

Income statement
Net interest income	1,916	1,932	479	493	465

Net fees and commissions	761	791	182	197	197
Other non-interest income	312	368	58	66	78

Non-interest income	1,073	1,159	240	263	275

Total income	2,989	3,091	719	756	740

Direct expenses
- staff	(1,065)	(1,013)	(244)	(264)	(227)
- other	(972)	(1,014)	(246)	(249)	(263)
- litigation settlement	-	(88)	-	-	-
Indirect expenses	(149)	(131)	(41)	(42)	(27)

	(2,186)	(2,246)	(531)	(555)	(517)

Profit before impairment losses	803	845	188	201	223
Impairment losses	(156)	(91)	(46)	(59)	(23)

Operating profit	647	754	142	142	200

Average exchange rate - US$/£	1.565	1.585	1.619	1.551	1.606

Analysis of income by product
Mortgages and home equity	458	540	100	109	134
Personal lending and cards	411	402	101	106	102
Retail deposits	763	852	187	197	199
Commercial lending	679	609	169	175	154
Commercial deposits	403	434	100	103	101
Other	275	254	62	66	50

Total income	2,989	3,091	719	756	740

Analysis of impairments by sector
Residential mortgages	28	(1)	-	16	2
Home equity	65	95	1	27	13
Corporate and commercial	(23)	(77)	25	(13)	(20)
Other consumer	81	65	20	24	24
Securities	5	9	-	5	4

Total impairment losses	156	91	46	59	23

Loan impairment charge as % of gross
customer loans and advances (excluding
reverse repurchase agreements) by sector
Residential mortgages	0.5%	-	-	1.1%	0.1%
Home equity	0.5%	0.7%	-	0.9%	0.4%
Corporate and commercial	(0.1%)	(0.3%)	0.4%	(0.2%)	(0.3%)
Other consumer	0.9%	0.8%	0.9%	1.1%	1.2%

Total	0.3%	0.2%	0.4%	0.4%	0.2%

US Retail & Commercial (£ Sterling)

Key metrics
	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2013	2012	2013	2013	2012

Performance ratios
Return on equity (1)	7.2%	8.3%	6.5%	6.3%	9.0%
Net interest margin	2.95%	2.97%	2.98%	2.99%	2.90%
Cost:income ratio	73%	73%	74%	73%	70%

	31 December	30 September		31 December
	2013	2013		2012
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- residential mortgages	5.8	5.6	4%	5.8	-
- home equity	12.1	12.5	(3%)	13.3	(9%)
- corporate and commercial	24.1	24.1	-	23.8	1%
- other consumer	8.6	8.6	-	8.4	1%

	50.6	50.8	-	51.3	(2%)
Loan impairment provisions	(0.3)	(0.3)	-	(0.3)	-

Net loans and advances to customers	50.3	50.5	-	51.0	(2%)

Total third party assets	71.7	71.9	-	72.8	(2%)
Investment securities	12.9	12.9	-	12.0	8%
Risk elements in lending
- retail	0.9	0.9	-	0.8	13%
- commercial	0.1	0.2	(50%)	0.3	(67%)

Total risk elements in lending	1.0	1.1	(9%)	1.1	(9%)
Provision coverage (2)	26%	25%	100bp	25%	100bp

Customer deposits (excluding repos)	55.1	58.0	(5%)	59.2	(7%)
Bank deposits (excluding repos)	2.0	0.7	186%	1.8	11%
Loan:deposit ratio (excluding repos)	91%	87%	400bp	86%	500bp

Risk-weighted assets
- Credit risk
- non-counterparty	50.7	50.6	-	50.8	-
- counterparty	0.5	0.6	(17%)	0.8	(38%)
- Operational risk	4.9	4.9	-	4.9	-

	56.1	56.1	-	56.5	(1%)

Spot exchange rate - US$/£	1.654	1.618		1.616

Notes:

(1)

Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions).

(2)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Key points

●	Sterling strengthened against the US Dollar, with the spot exchange rate at 31 December 2013 increasing 2.4% compared with 31 December 2012.

●	Performance is described in full in the US dollar-based financial statements set out on pages 62 to 67.

US Retail & Commercial (US Dollar)

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2013	2012	2013	2013	2012
	$m	$m	$m	$m	$m

Income statement
Net interest income	2,998	3,062	781	760	747

Net fees and commissions	1,190	1,253	298	302	315
Other non-interest income	489	584	97	101	127

Non-interest income	1,679	1,837	395	403	442

Total income	4,677	4,899	1,176	1,163	1,189

Direct expenses
- staff	(1,667)	(1,605)	(400)	(406)	(365)
- other	(1,521)	(1,609)	(402)	(382)	(422)
- litigation settlement	-	(138)	-	-	-
Indirect expenses	(233)	(206)	(66)	(65)	(42)

	(3,421)	(3,558)	(868)	(853)	(829)

Profit before impairment losses	1,256	1,341	308	310	360
Impairment losses	(244)	(145)	(75)	(91)	(38)

Operating profit	1,012	1,196	233	219	322

Analysis of income by product
Mortgages and home equity	716	856	164	168	215
Personal lending and cards	643	637	165	164	164
Retail deposits	1,194	1,348	306	302	319
Commercial lending	1,062	965	275	269	247
Commercial deposits	631	689	163	159	163
Other	431	404	103	101	81

Total income	4,677	4,899	1,176	1,163	1,189

Analysis of impairments by sector
Residential mortgages	44	(2)	1	24	3
Home equity	101	150	2	43	21
Corporate and commercial	(36)	(120)	38	(21)	(31)
Other consumer	127	104	33	38	39
Securities	8	13	1	7	6

Total impairment losses	244	145	75	91	38

Loan impairment charge as % of gross
customer loans and advances (excluding
reverse repurchase agreements) by sector
Residential mortgages	0.5%	-	-	1.1%	0.1%
Home equity	0.5%	0.7%	-	0.9%	0.4%
Corporate and commercial	(0.1%)	(0.3%)	0.4%	(0.2%)	(0.3%)
Other consumer	0.9%	0.8%	0.9%	1.1%	1.2%

Total	0.3%	0.2%	0.4%	0.4%	0.2%

US Retail & Commercial (US Dollar)

Key metrics
	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2013	2012	2013	2013	2012

Performance ratios
Return on equity (1)	7.2%	8.3%	6.5%	6.3%	9.0%
Net interest margin	2.95%	2.97%	2.98%	2.99%	2.90%
Cost:income ratio	73%	73%	74%	73%	70%

	31 December	30 September		31 December
	2013	2013		2012
	$bn	$bn	Change	$bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- residential mortgages	9.6	9.1	5%	9.4	2%
- home equity	20.1	20.2	-	21.5	(7%)
- corporate and commercial	39.8	39.0	2%	38.5	3%
- other consumer	14.1	13.9	1%	13.5	4%

	83.6	82.2	2%	82.9	1%
Loan impairment provisions	(0.4)	(0.4)	-	(0.5)	(20%)

Net loans and advances to customers	83.2	81.8	2%	82.4	1%

Total third party assets	118.7	116.4	2%	117.7	1%
Investment securities	21.3	20.9	2%	19.5	9%
Risk elements in lending
- retail	1.5	1.4	7%	1.3	15%
- commercial	0.2	0.3	(33%)	0.6	(67%)

Total risk elements in lending	1.7	1.7	-	1.9	(11%)
Provision coverage (2)	26%	25%	100bp	25%	100bp

Customer deposits (excluding repos)	91.1	93.9	(3%)	95.6	(5%)
Bank deposits (excluding repos)	3.3	1.1	200%	2.9	14%
Loan:deposit ratio (excluding repos)	91%	87%	400bp	86%	500bp

Risk-weighted assets
- Credit risk
- non-counterparty	83.8	81.9	2%	82.0	2%
- counterparty	0.8	0.9	(11%)	1.4	(43%)
- Operational risk	8.2	8.0	2%	7.9	4%

	92.8	90.8	2%	91.3	2%

Notes:

(1)	Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 10% of monthly average of divisional RWAs, adjusted for capital deductions).
(2)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

US Retail & Commercial (US Dollar)

Key points

On 1 November 2013, RBS announced plans to accelerate its previously announced partial initial public offering of RBS Citizens Financial Group (RBSCFG) into the second half of 2014. RBS intends to fully divest its position in RBSCFG by the end of 2016, leaving it as a standalone regional bank, owned by public shareholders.

RBSCFG has commenced a number of actions in 2013 aimed at improving financial performance. RBSCFG continued to drive profitable growth in its core business by focusing on the customer and delivering a differentiated experience. In addition, RBSCFG has launched a series of initiatives aimed at narrowing the performance gap with competitors, including selectively expanding lending areas where RBSCFG has proven capabilities (such as Mid-Corporate, Specialty Verticals) and selective expansion of risk appetite (moving from super-prime to prime in certain products).

RBSCFG has also launched transformational initiatives in 2013 including:

•

A special initiative called Project ‘TOP’, ‘Tapping Our Potential’. The project intends to improve the overall effectiveness and efficiency of the franchise by utilising ideas generated by our colleagues.

•

On 7 January 2014, RBSCFG announced the sale of its Chicago-area retail branches, small business operations and select middle market relationships in the Chicago market to U.S. Bank National Association, the lead bank of U.S. Bancorp. RBSCFG will maintain a presence in Chicago through its commercial business lines and several national consumer business lines not included in the sale(1). The sale, expected to close in mid-2014 (subject to regulatory approval), includes 94 Charter One branches in the Chicago area, $5.3 billion in local deposits and $1.1 billion in locally originated loans for a deposit premium of approximately $315 million, or 6%. The proceeds will be reinvested in the remaining franchise, where we have stronger market positions and better long-term growth prospects.

Moreover, RBSCFG continued to grow its core franchise by consistently delivering a differentiated customer experience and leveraging its strong market presence (top 5 deposit market share in 8 of its top 10 Metropolitan Statistical Areas).

In 2013, Consumer Banking continued to improve customer convenience, address the shift in customer preference, and expand its distribution presence. Consumer Banking installed more than 900 intelligent deposit machines (enhanced ATMs), improved the web account opening process, simplified online banking log-in, and released a new mobile application optimised for the iPad. Consumer Banking also implemented a new branch image capture system throughout the network that automates teller processing and offers secure paperless transactions, debit card identification and clear receipts that provide on-the-spot balance availability.

US Retail & Commercial (US Dollar)

Key points (continued)

In recognition of the customer experience it offers, Money  magazine named Citizens Bank one of the “Best Banks in America” in 2013. In addition to a “robust presence” defined by its many branches and ATMs, Money  recognised RBSCFG’s extended branch hours that include seven-day-a-week supermarket branches. Money  also noted that RBSCFG’s convenience options also extend to its mobile banking apps for Android and iPhone, which are generating positive customer feedback in the industry. An August report issued by Xtreme Labs noted that “Citizens Bank is the only bank with the highest rated apps on both Android (4.5 stars) and iOS (4.5 stars) platforms”.

The Small Business Banking and Commercial Enterprise Banking divisions were integrated into one consolidated Business Banking division within Consumer Banking, targeting companies with up to $25 million in annual sales. The consolidation will enhance the customer experience, transform sales and service, and align products and processes.

Commercial Banking remained focused on growing and deepening relationships by providing thought leadership and improved product capabilities to clients. Commercial and Industry loan growth was 8.5% compared with the same time period a year ago, which was 1.3% higher than the market(2). The strong results are partially due to the launch of several growth initiatives, which includes expanding our MidCorporate business nationally, as well as growing our Franchise Finance, Lender Finance and other key industry verticals.

Corporate Finance & Capital Markets continued to take market share from both regional competitors and large money centre banks. Commercial Banking moved up in the Overall Middle Market Bookrunner league table from an unranked position in 2009 to #6 by origination volume and #8 by number of transactions in Q4 2013.

Furthermore, the strategic alliance with Oppenheimer allowed Commercial bankers to deliver M&A ideas and solutions that are helping us provide comprehensive solutions to our clients. This alliance won the Barlow Research Associates’ Monarch Innovation Award for “Most Innovative Product”. The award highlights RBSCFG’s commitment to making it easier for middle market companies to develop financial strategies that encompass both commercial banking and investment banking products and services.

As a result of our ongoing focus on providing thought leadership to our clients, our most recent client survey (Q3 2013) showed significant improvement in Middle Market customer satisfaction metrics over the same period a year ago. Net Promoter score increased from 36 to 50, which is well above the peer average of 42. “Proactively Provides Advice and Solutions” score was up from 62% to 85% and lead relationships as a percent of total relationships improved from 51% to 58%. Both metrics are strong indicators of our Commercial bankers’ thought leadership capabilities.

Notes:

(1)

RBSCFG will continue to operate several businesses in the Chicago market, including the consumer businesses lines of mortgage lending, Education Finance and Auto Finance. RBS Citizens, the bank’s commercial banking division, will continue a diverse range of commercial banking operations in Chicago including Asset-Based Lending, Asset Finance, Equipment Leasing, Commercial Real Estate, Treasury Solutions, Capital Markets, Sponsor Finance, Franchise Finance and the majority of its corporate banking business.

(2)	Source: SNL Financial. Based on most recent regulatory data as of Q3 2013. Market includes all US banks required to file regulatory reports.

US Retail & Commercial (US Dollar)

Key points (continued)

2013 compared with 2012

•

Operating profit of £647 million ($1,012 million) was down £107 million ($184 million), or 14%. The operating environment and market conditions remained challenging, with intense competition for loans. An extended period of low short-term rates limited net interest margin expansion and the rise in long-term rates dramatically slowed mortgage refinance volumes.

•

Net interest income was down 1% at £1,916 million ($2,998 million) due to a smaller investment portfolio, consumer loan run-off and the effect of prevailing economic conditions on asset yields partially offset by the benefit of interest rate swaps, commercial loan growth and favourable funding costs.

•	Average loans and advances were flat, with commercial loan growth of 5% despite competition for lending opportunities offset by run-off of long-term fixed-rate consumer products.

•

Average customer deposits were flat, with planned run-off of high priced time deposits and lower wholesale deposits offset by growth achieved in checking and money market balances. Consumer checking balances grew by 3% while small business checking balances grew by 7% over the year.

•

Excluding the £47 million ($75 million) gross gain on the sale of Visa B shares in 2012, non-interest income was down £39 million ($83 million), or 4% at £1,073 million ($1,679 million), reflecting lower mortgage banking fees as refinancing volumes have slowed, and lower deposit fees. This was partially offset by higher securities gains and commercial banking fee income.

•

Excluding the £88 million ($138 million) litigation settlement in 2012 relating to a class action lawsuit regarding the way overdraft fees were assessed on customer accounts prior to 2010 and the £8 million ($13 million) litigation reserve associated with the sale of Visa B shares, total expenses of £2,186 million ($3,421 million) were broadly in line with prior year.  This largely reflects a mortgage servicing rights impairment recapture driven by the increase in long-term rates offset by the cost of regulatory compliance and new technology investments and a one-off £21 million ($33 million) pension gain in 2012.

•	Impairment losses increased by £65 million ($99 million) to £156 million ($244 million) for the year and represented 0.3% of loans and advances to customers.

Q4 2013 compared with Q3 2013

•

Operating profit of £142 million ($233 million) remained flat. In US dollar terms operating profit increased by $14 million, or 6%, to $233 million, driven by higher income and lower impairments partially offset by higher expenses.

•

Net interest income was down 3% to £479 million. In US dollar terms net interest income was up 3% to $781 million due to a larger investment portfolio, favourable funding costs and commercial loan growth.

•

Higher rates led to investment security purchases resulting in portfolio growth of £0.4 billion ($1.5 billion) in the quarter and £2.5 billion ($3.9 billion) during the second half, reversing first half run-off.

•	Average loans and advances were up 2%, driven by commercial loan growth, a strategic initiative to purchase residential mortgages and shift to hold more originations on the balance sheet.

•

Non-interest income was down £23 million ($8 million), or 9% at £240 million ($395 million), reflecting lower deposit fees due to a change in the posting order of customer transactions and lower mortgage banking fees as originations continue to trend down (33% lower than prior quarter). Mortgage activity is slowing as market rates have risen leading to lower applications combined with gains at a lower level. Commercial banking fee income was flat to the prior quarter with strong capital markets fees offset by deterioration in leasing income.

US Retail & Commercial (US Dollar)

Key points (continued)

Q4 2013 compared with Q3 2013 (continued)

•	Total expenses were down £24 million. In US dollar terms, total expenses were up $15 million, or 2% at $868 million, largely reflecting a litigation reserve in Q4 2013.

•	Impairment losses decreased by £13 million ($16 million) to £46 million ($75 million) for the quarter.

Q4 2013 compared with Q4 2012

•	Operating profit of £142 million ($233 million) decreased by £58 million ($89 million), or 29%, largely driven by higher expenses and impairments.

•

Net interest income was up £14 million ($34 million), or 3% at £479 million ($781 million), driven by the benefit of both run-off of legacy and newly transacted interest rate swaps and deposit pricing discipline partially offset by consumer loan run-off.

•	Non-interest income was down £35 million ($47 million), or 13% at £240 million ($395 million), driven by lower mortgage banking fees, down £26 million ($42 million).

•	Total expenses were up £14 million ($39 million) at £531 million ($868 million) reflecting a one-off £21 million ($33 million) pension gain in Q4 2012.

•	Impairment losses increased by £23 million ($37 million) to £46 million ($75 million) in the quarter.

Markets

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2013	2012	2013	2013	2012
	£m	£m	£m	£m	£m

Income statement
Net interest income	157	111	61	41	49

Net fees and commissions receivable	75	128	20	16	1
Income from trading activities	3,057	4,105	542	764	551
Other operating income	33	139	3	13	40

Non-interest income	3,165	4,372	565	793	592

Total income	3,322	4,483	626	834	641

Direct expenses
- staff	(1,177)	(1,453)	(192)	(299)	(87)
- other	(723)	(722)	(186)	(148)	(207)
Indirect expenses	(710)	(762)	(175)	(178)	(186)

	(2,610)	(2,937)	(553)	(625)	(480)

Profit before impairment losses	712	1,546	73	209	161
Impairment losses (1)	(92)	(37)	(34)	1	(22)

Operating profit	620	1,509	39	210	139

Of which:
Ongoing businesses (2)	655	1,431	92	217	269
Run-off and recovery businesses	(35)	78	(53)	(7)	(130)

Analysis of income by product
Rates	1,053	1,922	189	390	323
Currencies	1,000	775	214	257	207
Asset-backed products	943	1,322	204	125	169
Credit markets	699	735	143	187	157

Total income ongoing businesses	3,695	4,754	750	959	856
Inter-divisional revenue share	(612)	(708)	(132)	(162)	(169)
Run-off and recovery businesses	239	437	8	37	(46)

Total income	3,322	4,483	626	834	641

Memo - Fixed income and currencies
Total income ongoing businesses	3,695	4,754	750	959	856
Less: primary credit markets	(561)	(574)	(128)	(146)	(160)

Total fixed income and currencies	3,134	4,180	622	813	696

Notes:

(1)	Includes £18 million pertaining to the creation of RCR and related strategy.
(2)	The ongoing businesses comprise the Rates, Currencies, Asset backed products and Credit markets areas.

Markets

Key metrics	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2013	2012	2013	2013	2012

Performance ratios
Return on equity (1)	5.0%	9.6%	1.5%	7.0%	3.8%
Cost:income ratio	79%	66%	88%	75%	75%
Compensation ratio (2)	35%	32%	31%	36%	14%

	31 December	30 September		31 December
	2013	2013		2012
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)	25.4	24.4	4%	29.8	(15%)
Loan impairment provisions	(0.2)	(0.2)	-	(0.2)	-

Net loans and advances to customers	25.2	24.2	4%	29.6	(15%)
Net loans and advances to banks	12.5	15.5	(19%)	16.6	(25%)
Reverse repos	76.2	95.6	(20%)	103.8	(27%)
Securities	69.8	71.4	(2%)	92.4	(24%)
Cash and eligible bills	20.3	19.6	4%	30.2	(33%)
Other	8.8	21.9	(60%)	11.9	(26%)

Total third party assets (excluding derivatives
mark-to-market)	212.8	248.2	(14%)	284.5	(25%)
Net derivative assets (after netting)	15.5	18.6	(17%)	21.9	(29%)

Provision coverage (3)	85%	77%	800bp	77%	800bp

Customer deposits (excluding repos)	21.5	25.8	(17%)	26.3	(18%)
Bank deposits (excluding repos)	23.8	29.3	(19%)	45.4	(48%)

Risk-weighted assets
- Credit risk
- non-counterparty	10.8	10.5	3%	14.0	(23%)
- counterparty	17.5	26.5	(34%)	34.7	(50%)
- Market risk	26.4	26.4	-	36.9	(28%)
- Operational risk	9.8	9.8	-	15.7	(38%)

	64.5	73.2	(12%)	101.3	(36%)

Notes:

(1)

Divisional return on equity is based on divisional operating profit after tax, divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions).

(2)	Compensation ratio is based on staff costs as a percentage of total income.
(3)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Markets

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2013	2012	2013	2013	2012
Income statement (ongoing business)	£m	£m	£m	£m	£m

Total income	3,094	4,076	619	800	691
Direct expenses	(1,750)	(1,902)	(353)	(408)	(247)
Indirect expenses	(682)	(753)	(154)	(176)	(183)
Impairment (losses)/recoveries	(7)	10	(20)	1	8

Operating profit	655	1,431	92	217	269

Performance ratios (ongoing business)

Return on equity (1)	6.8%	11.5%	4.6%	9.3%	9.2%
Cost:income ratio	79%	65%	82%	73%	62%
Compensation ratio (2)	35%	31%	29%	34%	10%

			31 December	30 September	31 December
			2013	2013	2012
Balance sheet (ongoing business)			£bn	£bn	£bn

Total third party assets (excluding derivatives mark-to-market)			198.8	231.4	259.3
Risk-weighted assets			52.1	56.9	79.1

Notes:

(1)

Divisional return on equity is based on divisional operating profit after tax, divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions), for ongoing businesses.

(2)	Compensation ratio is based on staff costs as a percentage of total income.

Key points

In 2013, Markets launched and executed a strategic repositioning of the business, aimed at reducing risk, tightening controls, consolidating the geographic footprint and reducing complexity by refocusing on the franchise’s core strengths in fixed income products. The division met or exceeded all internal targets for reducing controllable costs, risk weighted assets and balance sheet, while meeting revenue and operating profit expectations. Controls were enhanced, trading was integrated into four financial hubs, the front-to-back operating model was simplified and an agreement was reached for the sale of the Investor Products and Equity Derivatives business. Market share in the four core product areas (Rates, Currencies, Asset Backed Products and Credit) remained broadly stable with high profile client transactions executed across the globe. As a result of the strategic repositioning, Markets ended 2013 better positioned for the changing regulatory and external environment.

Lower income in 2013 compared with 2012 reflected both the strategic scaling back of the balance sheet and risk reduction in a difficult market environment. Client activity was limited by the uncertainty that surrounded the much anticipated tapering of the Federal Reserve’s programme of quantitative easing. This contrasted with 2012 when markets were boosted by the European Central Bank’s Long Term Refinancing Operation.  Nevertheless, Markets’ core businesses remained resilient and continued to produce positive results. Currencies income increased significantly year on year and Corporate Debt Capital Markets reaffirmed its leading position in the GBP market.

Markets

Key points (continued)

2013 compared with 2012

•	Operating profit fell by £889 million with income falling by 26%, partly offset by significant cost reductions. The de-risking of Markets resulted in a 36% reduction in risk-weighted assets.

•	Rates actively repositioned the business during 2013, lowering the balance sheet and reducing risk. This, combined with a weak trading performance in H1 2013, resulted in subdued returns.

•	Currencies income increased as the franchise remained resilient and FX Options benefited from opportunities in volatile FX and emerging markets.

•

Asset Backed Products continued to perform well, although income was affected by investor concerns regarding tapering of the Federal Reserve’s programme of quantitative easing and a reduction in the balance sheet and risk resources deployed by the business.

•

Credit Markets reflected the previous year’s de-risking of credit trading and witnessed a modest reduction in Debt Capital Markets income, although the business executed a number of significant transactions and retained its leading position in corporate GBP issuance.

•

Costs fell by 11%, reflecting a reduction in headcount of 1,000 – split evenly between the front and back-office - and tightly controlled discretionary expenses, although this was offset by a higher level of legal costs, primarily related to legacy issues in the US Asset Backed Products business.

•	The increase in impairments was driven predominantly by provisions against a single exposure in 2013.

•

Reducing risk and refocusing the division on core fixed income and currencies products drove a substantial reduction in both balance sheet and risk capital. Third party assets were £72 billion lower than 31 December 2012 and risk-weighted assets, at £65 billion, were down £37 billion.

Q4 2013 compared with Q3 2013

•	A small operating profit in Q4 2013 reflected the expected seasonal slow-down and a weaker trading performance in Rates, although this was mitigated by an improvement in Asset Backed Products.

•	The fall in Rates reflected lower volumes and a robust trading performance in Q3 2013.

•	Currencies income reduced as opportunities in FX Options were more limited following an exceptional period of volatility in both Q2 and Q3 2013.

•	Asset Backed Products rebounded as positive economic news and increased clarity concerning the pace and timing of tapering of the Federal Reserve’s programme of quantitative easing reassured markets.

•	Lower Credit income was driven by fewer high value transactions in Debt Capital Markets following a spike in activity towards the end of Q3 2013.

•	Costs fell by £72 million, driven by lower staff costs, including the impact of the strategic decision to focus resources on core fixed income and currencies products.

•

The strategic reduction of the division’s balance sheet and capital continued apace as third party assets and risk-weighted assets fell, respectively, by a further £35 billion and £9 billion over the quarter.

Markets

Key points (continued)

Q4 2013 compared with Q4 2012

•	Operating profit fell by £100 million, driven by an exceptional reduction to variable compensation in the prior year.

•

The reduction in both third party assets and risk-weighted assets was reflected in Rates lower income, although Asset Backed Products benefitted from renewed investor confidence as the market reacted to the Federal Reserve’s clarification of intended pace and timing of tapering of quantitative easing.

•

Headcount fell by 1,000 and significant cost reductions were implemented.  This was more than offset, however, by the impact of the reduction to variable compensation in Q4 2012 following the Group’s LIBOR settlement.

Central items

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2013	2012	2013	2013	2012
	£m	£m	£m	£m	£m

Central items not allocated	(89)	84	(174)	(19)	118

Note:

(1)	Costs/charges are denoted by brackets.

Funding and operating costs have been allocated to operating divisions based on direct service usage, the requirement for market funding and other appropriate drivers where services span more than one division.

Residual unallocated items relate to volatile corporate items that do not naturally reside within a division.

Key points

2013 compared with 2012

•	Central items not allocated, represented a debit of £89 million in 2013 compared with a credit of £84 million in 2012, a reduction of £173 million.

•

This has been principally driven by higher unallocated Treasury and funding costs, £175 million higher, including volatile items under IFRS and lower gains on Treasury available-for-sale securities, down £156 million from £880 million in 2012 to £724 million in 2013.

•

Central items included various legacy litigation and conduct provisions totalling £127 million for 2013, a reduction of £33 million compared with 2012, and a property-related impairment of £65 million which have been offset by the non-repeat of £175 million costs incurred in 2012 in relation to the technology incident and credits totalling £80 million recognised in relation to the Group’s share of profit from its stake in Saudi Hollandi, which was held as a disposal group in 2012.

Q4 2013 compared with Q3 2013

•	Central items not allocated represented a debit of £174 million in Q4 2013 compared with a debit of £19 million in Q3 2013, an increase of £155 million.

•

This increase has been principally driven by higher unallocated Treasury and funding costs, up £197 million including volatile items under IFRS, along with lower gains on Treasury available-for-sale securities, down £36 million to £114 million for Q4 2013 compared with £150 million recognised in Q3 2013.

Q4 2013 compared with Q4 2012

•	Central items not allocated represented a debit of £174 million compared with a credit of £118 million in Q4 2012.

•

This has been principally driven by higher unallocated Treasury and funding costs, up £260 million including volatile items under IFRS, along with lower gains on Treasury available-for-sale securities, down £73 million to £114 million for Q4 2013 compared with £187 million in Q4 2012.

Non-Core

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2013	2012	2013	2013	2012
	£m	£m	£m	£m	£m

Income statement
Net interest income	(61)	346	(30)	(33)	59
Funding costs of rental assets	(38)	(102)	(8)	(10)	(6)

Net interest income	(99)	244	(38)	(43)	53

Net fees and commissions	55	105	11	6	28
Loss from trading activities	(148)	(654)	(218)	(109)	(50)
Other operating income
- rental income	177	510	28	49	47
- other (1)	(331)	83	(376)	(22)	(110)

Non-interest income	(247)	44	(555)	(76)	(85)

Total income	(346)	288	(593)	(119)	(32)

Direct expenses
- staff	(203)	(276)	(37)	(50)	(50)
- operating lease depreciation	(76)	(246)	(18)	(17)	(51)
- other	(128)	(164)	(34)	(30)	(47)
Indirect expenses	(198)	(258)	(50)	(48)	(59)

	(605)	(944)	(139)	(145)	(207)

Loss before impairment losses	(951)	(656)	(732)	(264)	(239)
Impairment losses	(4,576)	(2,223)	(3,164)	(581)	(703)

Operating loss	(5,527)	(2,879)	(3,896)	(845)	(942)

Note:

(1)

Includes losses on disposals (year ended 31 December 2013 - £221 million loss; year ended 31 December 2012 - £14 million loss; Q4 2013 - £79 million loss; Q3 2013 - £73 million loss; Q4 2012 - £115 million loss).

Non-Core

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2013	2012	2013	2013	2012
	£m	£m	£m	£m	£m

Analysis of (loss)/income by business
Banking and portfolios	(496)	40	(556)	(84)	(111)
International businesses	51	250	10	(31)	29
Markets	99	(2)	(47)	(4)	50

Total (loss)/income	(346)	288	(593)	(119)	(32)

(Loss)/income from trading activities
Monoline exposures	(46)	(205)	(43)	(21)	(35)
Credit derivative product companies	(5)	(205)	(5)	(9)	1
Asset-backed products	103	101	60	7	16
Other credit exotics	32	(28)	4	13	5
Equities	2	(2)	-	1	(5)
Banking book hedges	3	(38)	-	-	(2)
Other	(237)	(277)	(234)	(100)	(30)

	(148)	(654)	(218)	(109)	(50)

Impairment losses
Banking and portfolios (1)	4,646	2,346	3,201	589	723
International businesses	1	56	(9)	4	15
Markets	(71)	(179)	(28)	(12)	(35)

Total impairment losses	4,576	2,223	3,164	581	703

Of which RCR related (2)	3,118	-	2,918	200	-

Loan impairment charge as % of gross
customer loans and advances (excluding
reverse repurchase agreements) (3)
Banking and portfolios (4)	12.9%	4.2%	35.9%	5.2%	5.0%
International businesses	0.5%	5.1%	(18.0%)	4.0%	5.5%

Total	12.8%	4.2%	35.3%	5.2%	4.8%

Key metrics
	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2013	2012	2013	2013	2012

Performance ratio
Net interest margin	(0.19%)	0.31%	(0.36%)	(0.35%)	0.29%

Notes:

(1)	Includes Ulster Bank impairment losses of £3,027 million (year ended 31 December 2012 - £983 million; Q4 2013 - £2,198 million; Q3 2013 - £398 million; Q4 2012 - £364 million).
(2)	Pertaining to the creation of RCR and related strategy.
(3)	Includes disposal groups.
(4)

Ulster Bank - 26.1% (year ended 31 December 2012 - 7.6%; Q4 2013 - 75.8%; Q3 2013 - 13.2%; Q4 2012 - 11.3%). Banking and portfolios excluding Ulster Bank - 6.0% (year ended 31 December 2012 - 3.1%; Q4 2013 - 17.1%; Q3 2013 - 1.9%; Q4 2012 - 3.0%).

Non-Core

	31 December	30 September		31 December
	2013	2013		2012
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross) (1)	35.6	40.4	(12%)	55.4	(36%)
Loan impairment provisions	(13.8)	(11.3)	22%	(11.2)	23%

Net loans and advances to customers	21.8	29.1	(25%)	44.2	(51%)

Total third party assets (excluding derivatives)	28.0	37.3	(25%)	57.4	(51%)
Total third party assets (including derivatives)	31.2	41.1	(24%)	63.4	(51%)

Risk elements in lending (1)	19.0	19.8	(4%)	21.4	(11%)
Provision coverage (2)	73%	57%	1,600bp	52%	2,100bp
Customer deposits (1)	2.2	2.4	(8%)	2.7	(19%)

Risk-weighted assets
- Credit risk
- non-counterparty	21.0	29.2	(28%)	45.1	(53%)
- counterparty	3.7	6.5	(43%)	11.5	(68%)
- Market risk	3.3	4.0	(18%)	5.4	(39%)
- Operational risk	1.2	1.2	-	(1.6)	175%

	29.2	40.9	(29%)	60.4	(52%)

Notes:

(1)	Excludes disposal groups.
(2)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

	31 December	30 September	31 December
	2013	2013	2012
	£bn	£bn	£bn

Gross customer loans and advances
Banking and portfolios	35.4	40.0	54.5
International businesses	0.2	0.4	0.9

	35.6	40.4	55.4

Risk-weighted assets
Banking and portfolios	26.2	36.7	53.3
International businesses	0.7	1.0	2.4
Markets	2.3	3.2	4.7

	29.2	40.9	60.4

Third party assets (excluding derivatives)
Banking and portfolios	25.9	34.8	51.1
International businesses	0.3	0.4	1.2
Markets	1.8	2.1	5.1

	28.0	37.3	57.4

Non-Core

Third party assets (excluding derivatives)

	31 December	Run-off	Disposals/	Drawings/	Impairments	FX	31 December
	2012		restructuring	roll overs			2013
Year ended 31 December 2013	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Commercial real estate	22.1	(5.3)	(2.3)	0.2	(4.1)	0.3	10.9
Corporate	25.5	(8.2)	(4.6)	0.8	(0.3)	(0.2)	13.0
SME	1.0	(0.5)	(0.2)	-	-	-	0.3
Retail	3.2	(0.6)	(0.6)	-	(0.2)	-	1.8
Other	0.5	(0.3)	-	-	-	-	0.2
Markets	5.1	(0.3)	(3.0)	-	-	-	1.8

Total (1)	57.4	(15.2)	(10.7)	1.0	(4.6)	0.1	28.0

	30 September	Run-off	Disposals/	Drawings/	Impairments	FX	31 December
	2013		restructuring	roll overs			2013
Quarter ended 31 December 2013	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Commercial real estate	16.0	(1.6)	(0.8)	0.2	(2.8)	(0.1)	10.9
Corporate	16.5	(1.4)	(1.7)	0.1	(0.3)	(0.2)	13.0
SME	0.4	(0.1)	-	-	-	-	0.3
Retail	2.1	(0.1)	-	-	(0.1)	(0.1)	1.8
Other	0.2	-	-	-	-	-	0.2
Markets	2.1	0.1	(0.4)	-	-	-	1.8

Total	37.3	(3.1)	(2.9)	0.3	(3.2)	(0.4)	28.0

	30 June	Run-off	Disposals/	Drawings/	Impairments	FX	30 September
	2013		restructuring	roll overs			2013
Quarter ended 30 September 2013	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Commercial real estate	18.3	(1.1)	(0.5)	-	(0.5)	(0.2)	16.0
Corporate	19.9	(2.0)	(1.0)	0.2	-	(0.6)	16.5
SME	0.5	(0.1)	-	-	-	-	0.4
Retail	3.0	(0.1)	(0.6)	-	(0.1)	(0.1)	2.1
Other	0.2	-	-	-	-	-	0.2
Markets	3.5	(0.1)	(1.1)	-	-	(0.2)	2.1

Total	45.4	(3.4)	(3.2)	0.2	(0.6)	(1.1)	37.3

Note:

(1)	Disposals of £0.8 billion have been signed as at 31 December 2013 but are pending completion (30 September 2013 - £0.2 billion; 31 December 2012 - £0.2 billion).

	31 December	30 September	31 December
	2013	2013	2012
Commercial real estate third party assets	£bn	£bn	£bn

UK (excluding NI)	4.7	5.6	8.9
Ireland (ROI and NI)	2.3	4.7	5.8
Spain	0.8	1.2	1.4
Rest of Europe	2.8	4.0	4.9
USA	0.3	0.5	0.9
RoW	-	-	0.2

Total (excluding derivatives)	10.9	16.0	22.1

Non-Core

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2013	2012	2013	2013	2012
	£m	£m	£m	£m	£m
Impairment losses by donating division
and sector (1)

UK Retail
Personal	(1)	4	-	-	-

Total UK Retail	(1)	4	-	-	-

UK Corporate
Manufacturing and infrastructure	60	19	66	(3)	1
Property and construction	228	88	89	16	8
Transport	40	16	4	2	2
Financial institutions	(8)	(38)	-	-	(23)
Lombard	(4)	48	(8)	2	15
Other	40	107	23	9	53

Total UK Corporate	356	240	174	26	56

Ulster Bank
Commercial real estate
- investment	837	288	679	29	91
- development	1,836	611	1,237	356	256
Other corporate	345	77	279	12	16
Other EMEA	9	7	3	1	1

Total Ulster Bank	3,027	983	2,198	398	364

US Retail & Commercial
Auto and consumer	55	49	12	15	19
Cards	-	1	-	-	(2)
SBO/home equity	83	130	23	14	22
Residential mortgages	12	21	4	5	4
Commercial real estate	9	(12)	(1)	4	(2)
Commercial and other	(3)	(12)	(2)	1	3

Total US Retail & Commercial	156	177	36	39	44

International Banking
Manufacturing and infrastructure	(42)	3	1	9	3
Property and construction	835	623	534	92	96
Transport	26	199	21	(1)	51
Telecoms, media and technology	24	32	19	1	5
Financial institutions	(49)	(58)	(2)	(17)	75
Other	245	18	184	33	8

Total International Banking	1,039	817	757	117	238

Other
Wealth	(1)	1	(1)	-	-
Central items	-	1	-	1	1

Total Other	(1)	2	(1)	1	1

Total impairment losses	4,576	2,223	3,164	581	703

Of which RCR related (2)	3,118	-	2,918	200	-

Notes:

(1)	Impairment losses include those relating to AFS securities; sector analyses above include allocation of latent impairment charges.
(2)	Pertaining to the creation of RCR and related strategy.

Non-Core

	31 December	30 September	31 December
	2013	2013	2012
	£bn	£bn	£bn

Gross loans and advances to customers (excluding reverse
repurchase agreements) by donating division and sector

UK Corporate
Manufacturing and infrastructure	-	-	0.1
Property and construction	1.7	2.2	3.6
Transport	2.7	3.5	3.8
Financial institutions	-	-	0.2
Lombard	0.2	0.2	0.4
Other	1.2	0.9	4.2

Total UK Corporate	5.8	6.8	12.3

Ulster Bank
Commercial real estate
- investment	3.2	3.4	3.4
- development	6.9	7.2	7.6
Other corporate	1.5	1.5	1.6
Other EMEA	-	-	0.3

Total Ulster Bank	11.6	12.1	12.9

US Retail & Commercial
Auto and consumer	0.2	0.2	0.6
SBO/home equity	1.5	1.7	2.0
Residential mortgages	0.3	0.3	0.4
Commercial real estate	0.2	0.2	0.4
Commercial and other	0.1	0.1	0.1

Total US Retail & Commercial	2.3	2.5	3.5

International Banking
Manufacturing and infrastructure	1.4	1.6	3.9
Property and construction	7.5	9.2	12.3
Transport	1.4	1.6	1.7
Telecoms, media and technology	0.8	0.7	0.4
Financial institutions	2.9	3.4	4.7
Other	1.9	2.4	3.7

Total International Banking	15.9	18.9	26.7

Other
Wealth	-	0.1	-

Total Other	-	0.1	-

Gross loans and advances to customers (excluding reverse
repurchase agreements)	35.6	40.4	55.4

Non-Core

Key points

Non-Core has successfully achieved and surpassed its five year Strategic Plan target, reducing third party assets from the opening £258 billion position to end 2013 significantly below the original c.£40 billion target at £28 billion. Over the life of Non-Core this represents an overall reduction of £230 billion, or 89%.  This was achieved through a mixture of disposals, run-off and impairments. By the end of 2013, the Non-Core funded balance sheet was c.4% of the Group’s funded balance sheet compared with 21% when the division was created. RWAs have reduced from £171 billion to £29 billion, or 83%, over the life of Non-Core.

Third party assets were reduced by £29 billion, or 51%, during the year. Approximately £3.1 billion of the reduction was due to increased impairments as a result of the change in the future run-down/disposal plan for the remaining Non-Core assets under the transition to RCR.

2013 is the final reporting period for the Non-Core division. Approximately £12 billion of assets which were managed by Non-Core are to be returned to the relevant Core divisions, with the remaining assets transferring to RCR from 1 January 2014.

2013 compared with 2012

•

Third party assets declined by £29 billion, or 51%, reflecting run-off of £15 billion, disposals of £11 billion and impairments of £5 billion, of which £3.1 billion is driven by the new RCR strategy to exit these assets over a shorter timeframe than previous plans.

•	Risk-weighted assets were £31 billion lower, driven by disposals and run-off.

•

Operating loss of £5,527 million was £2,648 million higher than 2012, principally due to a £2,353 million increase in impairments. This was predominantly due to £3,118 million of 2013 impairments related to the creation of RCR, most significantly with £2,299 million in Ulster Bank and £742 million in International Banking, driven by the new RCR strategy to exit these assets over a shorter timeframe than previous plans, which has led to increased impairment losses on the non-performing assets.

•

Operating loss before impairment losses was £295 million higher with a reduction in net interest income of £343 million, £207 million additional disposal losses and £104 million further fair value writedowns offset by £506 million lower losses from trading activities.

•	The reduction in net interest income of £343 million was driven by a 31% fall in interest earning assets driven by run-off and disposals.

•	Headcount declined by 1,700, or 55% to 1,400 of which 1,000 relates to operations in India and Romania, reflecting divestment activity and run-off.

Q4 2013 compared with Q3 2013

•	Third party assets declined by £9 billion to £28 billion, driven by disposals of £3 billion, run-off of £3 billion and impairments of £3 billion (predominantly reflecting the new RCR strategy).

•	Risk-weighted assets fell by £12 billion, driven by disposals and run-off.

•

Operating loss of £3,896 million was £3,051 million higher than Q3 2013, principally due to higher impairments driven by the RCR increases noted above and includes £277 million RCR additional fair value losses.

Q4 2013 compared with Q4 2012

•	Operating loss increased by £2,954 million, principally due to higher impairments related to the creation of RCR, and lower valuations for assets held at fair value.

Condensed consolidated income statement

for the period ended 31 December 2013

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2013	2012*	2013	2013	2012*
	£m	£m	£m	£m	£m

Interest receivable	16,740	18,530	3,973	4,207	4,439
Interest payable	(5,759)	(7,128)	(1,209)	(1,427)	(1,666)

Net interest income	10,981	11,402	2,764	2,780	2,773

Fees and commissions receivable	5,460	5,709	1,370	1,382	1,374
Fees and commissions payable	(942)	(834)	(244)	(238)	(245)
Income from trading activities	2,685	1,675	177	444	474
Gain on redemption of own debt	175	454	(29)	13	-
Other operating income/(loss)	1,398	(465)	31	35	227

Non-interest income	8,776	6,539	1,305	1,636	1,830

Total income	19,757	17,941	4,069	4,416	4,603

Staff costs	(7,163)	(8,188)	(1,541)	(1,895)	(1,656)
Premises and equipment	(2,348)	(2,232)	(700)	(544)	(592)
Other administrative expenses	(7,244)	(5,593)	(3,960)	(1,103)	(2,506)
Depreciation and amortisation	(1,410)	(1,802)	(336)	(338)	(498)
Write-down of goodwill and other intangible assets	(1,403)	(124)	(1,403)	-	(124)

Operating expenses	(19,568)	(17,939)	(7,940)	(3,880)	(5,376)

Profit/(loss) before impairment losses	189	2	(3,871)	536	(773)
Impairment losses	(8,432)	(5,279)	(5,112)	(1,170)	(1,454)

Operating loss before tax	(8,243)	(5,277)	(8,983)	(634)	(2,227)
Tax credit/(charge)	(382)	(441)	377	(81)	(39)

Loss from continuing operations	(8,625)	(5,718)	(8,606)	(715)	(2,266)

Profit/(loss) from discontinued operations, net of tax
- Direct Line Group	127	(184)	-	-	(351)
- Other	21	12	15	(5)	6

Profit/(loss) from discontinued operations,
net of tax	148	(172)	15	(5)	(345)

Loss for the period	(8,477)	(5,890)	(8,591)	(720)	(2,611)
Non-controlling interests	(120)	136	3	(6)	108
Preference share and other dividends	(398)	(301)	(114)	(102)	(115)

Loss attributable to ordinary and
B shareholders	(8,995)	(6,055)	(8,702)	(828)	(2,618)

Basic and diluted loss per ordinary and equivalent
B share from continuing operations	(81.3p)	(54.5p)	(77.3p)	(7.4p)	(21.6p)

Basic and diluted loss per ordinary and equivalent
B share from continuing and discontinued operations	(80.3p)	(55.0p)	(77.3p)	(7.4p)	(23.6p)

* Restated - see page 93.

Condensed consolidated statement of comprehensive income

for the period ended 31 December 2013

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2013	2012*	2013	2013	2012*
	£m	£m	£m	£m	£m

Loss for the period	(8,477)	(5,890)	(8,591)	(720)	(2,611)

Items that do not qualify for reclassification
Actuarial gains/(losses) on defined benefit plans	446	(2,158)	446	-	(2,158)
Tax	(246)	352	(83)	(163)	429

	200	(1,806)	363	(163)	(1,729)

Items that do qualify for reclassification
Available-for-sale financial assets	(406)	645	(103)	430	(70)
Cash flow hedges	(2,291)	1,006	(667)	(88)	(126)
Currency translation	(229)	(900)	(328)	(1,211)	169
Tax	1,014	(152)	203	85	118

	(1,912)	599	(895)	(784)	91

Other comprehensive loss after tax	(1,712)	(1,207)	(532)	(947)	(1,638)

Total comprehensive loss for the period	(10,189)	(7,097)	(9,123)	(1,667)	(4,249)

Total comprehensive loss is attributable to:
Non-controlling interests	137	(129)	16	(13)	(104)
Preference shareholders	349	273	99	98	99
Paid-in equity holders	49	28	15	4	16
Ordinary and B shareholders	(10,724)	(7,269)	(9,253)	(1,756)	(4,260)

	(10,189)	(7,097)	(9,123)	(1,667)	(4,249)

* Restated - see page 92.

Key points

•	The movement in available-for-sale financial assets during the year and quarter reflects net realised gains on high quality UK, US and German sovereign bonds.

•	Cash flow hedging losses in both the year and Q4 2013 largely result from increases in Sterling and US dollar swap rates in the main durations of the underlying portfolio.

•

Currency translation losses during the year are principally due to the strengthening of Sterling against the US dollar, 2.3%, partially offset by weakening against the Euro, 2.1%. Currency translation losses during the fourth quarter arose mainly from the 2.2% strengthening of Sterling against the US dollar.

•

Actuarial gains on defined benefit plans primarily relate to the higher value of assets of the UK pension schemes and changes in the discount rate. Both of these improvements were driven by improving market conditions, particularly yields on AA rated corporate bonds. These gains were partially offset by an increase in the assumed rate of inflation.

Condensed consolidated balance sheet

at 31 December 2013

	31 December	30 September	31 December
	2013	2013	2012*
	£m	£m	£m

Assets
Cash and balances at central banks	82,659	87,066	79,290
Net loans and advances to banks	27,555	28,206	29,168
Reverse repurchase agreements and stock borrowing	26,516	33,757	34,783
Loans and advances to banks	54,071	61,963	63,951
Net loans and advances to customers	390,825	406,927	430,088
Reverse repurchase agreements and stock borrowing	49,897	62,214	70,047
Loans and advances to customers	440,722	469,141	500,135
Debt securities	113,599	122,886	157,438
Equity shares	8,811	10,363	15,232
Settlement balances	5,591	18,099	5,741
Derivatives	288,039	323,657	441,903
Intangible assets	12,368	13,742	13,545
Property, plant and equipment	7,909	8,476	9,784
Deferred tax	3,478	3,022	3,443
Prepayments, accrued income and other assets	7,614	8,586	7,820
Assets of disposal groups	3,017	2,435	14,013

Total assets	1,027,878	1,129,436	1,312,295

Liabilities
Bank deposits	35,329	38,601	57,073
Repurchase agreements and stock lending	28,650	32,748	44,332
Deposits by banks	63,979	71,349	101,405
Customer deposits	414,396	434,305	433,239
Repurchase agreements and stock lending	56,484	72,636	88,040
Customer accounts	470,880	506,941	521,279
Debt securities in issue	67,819	71,781	94,592
Settlement balances	5,313	18,514	5,878
Short positions	28,022	31,020	27,591
Derivatives	285,526	319,464	434,333
Accruals, deferred income and other liabilities	16,017	14,157	14,801
Retirement benefit liabilities	3,210	3,597	3,884
Deferred tax	507	514	1,141
Subordinated liabilities	24,012	23,720	26,773
Liabilities of disposal groups	3,378	249	10,170

Total liabilities	968,663	1,061,306	1,241,847

Equity
Non-controlling interests	473	462	1,770
Owners’ equity*
Called up share capital	6,714	6,697	6,582
Reserves	52,028	60,971	62,096

Total equity	59,215	68,130	70,448

Total liabilities and equity	1,027,878	1,129,436	1,312,295

* Owners’ equity attributable to:
Ordinary and B shareholders	53,450	62,376	63,386
Other equity owners	5,292	5,292	5,292

	58,742	67,668	68,678

* Restated - see page 92.

Average balance sheet

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September
	2013	2012*	2013	2013
	%	%	%	%

Average yields, spreads and margins of the
banking business
Gross yield on interest-earning assets of banking business	3.08	3.12	3.01	3.10
Cost of interest-bearing liabilities of banking business	(1.42)	(1.54)	(1.24)	(1.40)

Interest spread of banking business	1.66	1.58	1.77	1.70
Benefit from interest-free funds	0.36	0.34	0.32	0.35

Net interest margin of banking business	2.02	1.92	2.09	2.05

Average interest rates
The Group's base rate	0.50	0.50	0.50	0.50

London inter-bank three month offered rates
- Sterling	0.52	0.82	0.52	0.51
- Eurodollar	0.24	0.43	0.24	0.26
- Euro	0.27	0.53	0.24	0.22

* Restated - see page 92.

Average balance sheet

	Year ended			Year ended
	31 December 2013			31 December 2012*
	Average			Average
	balance	Interest	Rate	balance	Interest	Rate
	£m	£m	%	£m	£m	%

Assets
Loans and advances to banks	74,706	430	0.58	73,998	493	0.67
Loans and advances to customers	399,796	15,125	3.78	429,323	16,188	3.77
Debt securities	68,874	1,185	1.72	89,949	1,849	2.06

Interest-earning assets
- banking business (1)	543,376	16,740	3.08	593,270	18,530	3.12
- trading business (2)	216,211			240,131

Non-interest earning assets	467,779			596,971

Total assets	1,227,366			1,430,372

Liabilities
Deposits by banks	23,651	406	1.72	38,476	600	1.56
Customer accounts	330,207	2,831	0.86	328,213	3,491	1.06
Debt securities in issue	49,324	1,307	2.65	83,003	2,023	2.44
Subordinated liabilities	23,260	886	3.81	21,090	815	3.86
Internal funding of trading business	(19,564)	329	(1.68)	(9,148)	199	(2.18)

Interest-bearing liabilities
- banking business	406,878	5,759	1.42	461,634	7,128	1.54
- trading business (2)	223,264			248,647

Non-interest-bearing liabilities
- demand deposits	76,607			74,320
- other liabilities	452,068			571,963
Owners’ equity	68,549			73,808

Total liabilities and owners’ equity	1,227,366			1,430,372

* Restated - see page 92.

Notes:

(1)

Interest income includes amounts (unwind of discount) recognised on impaired loans and receivables. The average balances of such loans are included in average loans and advances to banks and loans and advances to customers.

(2)	Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.

Average balance sheet

	Quarter ended			Quarter ended
	31 December 2013			30 September 2013
	Average			Average
	balance	Interest	Rate	balance	Interest	Rate
	£m	£m	%	£m	£m	%

Assets
Loans and advances to banks	75,338	102	0.54	74,222	106	0.57
Loans and advances to customers	389,323	3,656	3.73	397,115	3,829	3.83
Debt securities	59,082	215	1.44	67,411	272	1.60

Interest-earning assets
- banking business (1)	523,743	3,973	3.01	538,748	4,207	3.10
- trading business (2)	190,320			209,517

Non-interest earning assets	393,827			435,445

Total assets	1,107,890			1,183,710

Liabilities
Deposits by banks	20,086	88	1.74	21,591	95	1.75
Customer accounts	324,635	562	0.69	330,405	692	0.83
Debt securities in issue	43,386	294	2.69	45,537	315	2.74
Subordinated liabilities	22,149	216	3.87	23,005	223	3.85
Internal funding of trading business	(24,467)	49	(0.79)	(17,216)	102	(2.35)

Interest-bearing liabilities
- banking business	385,789	1,209	1.24	403,322	1,427	1.40
- trading business (2)	199,273			220,871

Non-interest-bearing liabilities
- demand deposits	73,883			78,912
- other liabilities	383,233			411,798
Owners’ equity	65,712			68,807

Total liabilities and owners’ equity	1,107,890			1,183,710

Notes:

(1)

Interest income includes amounts (unwind of discount) recognised on impaired loans and receivables. The average balances of such loans are included in average loans and advances to banks and loans and advances to customers.

(2)	Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.

Condensed consolidated statement of changes in equity

for the period ended 31 December 2013

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2013	2012*	2013	2013	2012*
	£m	£m	£m	£m	£m

Called-up share capital
At beginning of period	6,582	15,318	6,697	6,632	6,581
Ordinary shares issued	132	197	17	65	1
Share capital sub-division and consolidation	-	(8,933)	-	-	-

At end of period	6,714	6,582	6,714	6,697	6,582

Paid-in equity (1)
At beginning and end of period	979	979	979	979	979

Share premium account
At beginning of period	24,361	24,001	24,628	24,483	24,268
Ordinary shares issued	306	360	39	145	93

At end of period	24,667	24,361	24,667	24,628	24,361

Merger reserve
At beginning and end of period	13,222	13,222	13,222	13,222	13,222

Available-for-sale reserve
At beginning of period	(346)	(957)	(252)	(714)	(291)
Unrealised gains	607	1,939	1	592	136
Realised gains	(891)	(1,319)	(122)	(164)	(209)
Tax	432	50	65	34	77
Recycled to profit or loss on disposal of businesses (2)	(110)	-	-	-	-
Transfer to retained earnings	-	(59)	-	-	(59)

At end of period	(308)	(346)	(308)	(252)	(346)

Cash flow hedging reserve
At beginning of period	1,666	879	447	491	1,746
Amount recognised in equity	(967)	2,093	(271)	163	162
Amount transferred from equity to earnings	(1,324)	(1,087)	(396)	(251)	(288)
Tax	541	(219)	136	44	46

At end of period	(84)	1,666	(84)	447	1,666

Foreign exchange reserve
At beginning of period	3,908	4,775	4,018	5,201	3,747
Retranslation of net assets	(325)	(1,056)	(417)	(1,338)	147
Foreign currency gains on hedges of net assets	105	177	88	148	21
Transfer to retained earnings	-	(2)	-	-	(2)
Tax	6	17	2	7	(5)
Recycled to profit or loss on disposal of businesses	(3)	(3)	-	-	-

At end of period	3,691	3,908	3,691	4,018	3,908

Capital redemption reserve
At beginning of period	9,131	198	9,131	9,131	9,131
Share capital sub-division and consolidation	-	8,933	-	-	-

At end of period	9,131	9,131	9,131	9,131	9,131

Contingent capital reserve
At beginning of period	(1,208)	(1,208)	(1,208)	(1,208)	(1,208)
Transfer to retained earnings	1,208	-	1,208	-	-

At end of period	-	(1,208)	-	(1,208)	(1,208)

* Restated - see page 92.

For the notes to this table refer to page 89.

Condensed consolidated statement of changes in equity

for the period ended 31 December 2013

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2013	2012*	2013	2013	2012*
	£m	£m	£m	£m	£m

Retained earnings
At beginning of period	10,596	18,929	10,144	11,105	15,216
Transfer to non-controlling interests	-	(361)	-	-	(361)
(Loss)/profit attributable to ordinary and B
shareholders and other equity owners
- continuing operations	(8,708)	(5,694)	(8,592)	(723)	(2,278)
- discontinued operations	111	(60)	4	(3)	(225)
Equity preference dividends paid	(349)	(273)	(99)	(98)	(99)
Paid-in equity dividends paid, net of tax	(49)	(28)	(15)	(4)	(16)
Transfer from available-for-sale reserve	-	59	-	-	59
Transfer from foreign exchange reserve	-	2	-	-	2
Transfer from contingent capital reserve	(1,208)	-	(1,208)	-	-
Termination of contingent capital agreement	320	-	320	-	-
Actuarial gains/(losses) recognised in retirement
benefit schemes
- gross	446	(2,158)	446	-	(2,158)
- tax	(246)	352	(83)	(163)	429
Loss on disposal of own shares held	(18)	(196)	-	-	-
Shares released for employee benefits	(77)	(87)	(76)	-	43
Share-based payments
- gross	48	117	26	26	(19)
- tax	1	(6)	-	4	3

At end of period	867	10,596	867	10,144	10,596

Own shares held
At beginning of period	(213)	(769)	(138)	(139)	(207)
Disposal/(purchase) of own shares	75	441	1	1	(6)
Shares released for employee benefits	1	115	-	-	-

At end of period	(137)	(213)	(137)	(138)	(213)

Owners’ equity at end of period	58,742	68,678	58,742	67,668	68,678

* Restated - see page 92.

For the notes to this table refer to page 89.

Condensed consolidated statement of changes in equity

for the period ended 31 December 2013

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2013	2012*	2013	2013	2012*
	£m	£m	£m	£m	£m

Non-controlling interests
At beginning of period	1,770	686	462	475	646
Currency translation adjustments and other movements	(6)	(18)	1	(21)	1
Profit/(loss) attributable to non-controlling interests
- continuing operations	83	(24)	(14)	8	12
- discontinued operations	37	(112)	11	(2)	(120)
Dividends paid	(5)	-	(5)	-	-
Movements in available-for-sale securities
- unrealised gains	8	3	(3)	2	(1)
- realised losses	21	22	21	-	4
- tax	(1)	-	-	-	-
- recycled to profit or loss on disposal of businesses (3)	(5)	-	-	-	-
Equity raised	-	875	-	-	874
Equity withdrawn and disposals	(1,429)	(23)	-	-	(7)
Transfer from retained earnings	-	361	-	-	361

At end of period	473	1,770	473	462	1,770

Total equity at end of period	59,215	70,448	59,215	68,130	70,448

Total comprehensive loss recognised in the
statement of changes in equity is attributable to:
Non-controlling interests	137	(129)	16	(13)	(104)
Preference shareholders	349	273	99	98	99
Paid-in equity holders	49	28	15	4	16
Ordinary and B shareholders	(10,724)	(7,269)	(9,253)	(1,756)	(4,260)

	(10,189)	(7,097)	(9,123)	(1,667)	(4,249)

* Restated - see page 92.

For an explanation of the movements in the available-for-sale, cash flow hedging and foreign exchange reserves, and pensions refer to page 82.

Notes:

(1)	Paid-in equity was increased by £548 million on adoption of IFRS 10 - see page 92.
(2)	Net of tax - £35 million charge.
(3)	Net of tax - £1 million charge.

Key point

•

On cancellation of the contingent capital agreement with HMT on 16 December 2013 the reserve of £1,208 million and £320 million in respect of the final year’s instalment were transferred to retained earnings.

Condensed consolidated cash flow statement

for the year ended 31 December 2013

	2013	2012*
	£m	£m

Operating activities
Operating loss before tax on continuing operations	(8,243)	(5,277)
Operating profit/(loss) before tax on discontinued operations	177	(111)
Adjustments for non-cash items	6,561	9,306

Net cash (outflow)/inflow from trading activities	(1,505)	3,918
Changes in operating assets and liabilities	(28,780)	(48,736)

Net cash flows from operating activities before tax	(30,285)	(44,818)
Income taxes paid	(346)	(295)

Net cash flows from operating activities	(30,631)	(45,113)

Net cash flows from investing activities	21,183	27,175

Net cash flows from financing activities	(2,728)	2,017

Effects of exchange rate changes on cash and cash equivalents	512	(3,893)

Net decrease in cash and cash equivalents	(11,664)	(19,814)
Cash and cash equivalents at beginning of year	132,841	152,655

Cash and cash equivalents at end of year	121,177	132,841

* Restated - see page 92.

Notes

1. Basis of preparation

The Group’s condensed consolidated financial statements should be read in conjunction with the 2013 annual accounts which were prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the IFRS Interpretations Committee of the IASB as adopted by the European Union (EU) (together IFRS).

In accordance with IFRS 5, Direct Line Group (DLG) was classified as a discontinued operation in 2012. From 13 March 2013, DLG was classified as an associate and at 31 December 2013 the Group’s interest in DLG was transferred to disposal groups.

Going concern

Having reviewed the Group’s forecasts, projections and other relevant evidence, the directors have a reasonable expectation that the Group will continue in operational existence for the foreseeable future. Accordingly, the Annual Results for the year ended 31 December 2013 have been prepared on a going concern basis.

2. Accounting policies

There have been no significant changes to the Group’s principal accounting policies as set out on pages 320 to 332 of its 2012 Annual 20-F apart from the adoption of a number of new and revised IFRSs that are effective from 1 January 2013 as described below.

IFRS 11 ‘Joint Arrangements’, which supersedes IAS 31 ‘Interests in Joint Ventures’, distinguishes between joint operations and joint ventures. Joint operations are accounted for by the investor recognising its assets and liabilities including its share of any assets held and liabilities incurred jointly and its share of revenues and costs. Joint ventures are accounted for in the investor’s consolidated accounts using the equity method. IFRS 11 requires retrospective application.

IAS 27 ‘Separate Financial Statements’ comprises those parts of the existing IAS 27 that deal with separate financial statements. IAS 28 ‘Investments in Associates and Joint Ventures’ covers joint ventures as well as associates; both must be accounted for using the equity method. The mechanics of the equity method are unchanged.

IFRS 12 ‘Disclosure of Interests in Other Entities’ mandates the disclosures in annual financial statements in respect of investments in subsidiaries, joint arrangements, associates and structured entities that are not controlled by the Group.

IFRS 13 ‘Fair Value Measurement’ sets out a single IFRS framework for defining and measuring fair value. It defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It also requires disclosures about fair value measurements.

Notes

2. Accounting policies (continued)

‘Disclosures - Offsetting Financial Assets and Financial Liabilities (Amendments to IFRS 7)’ amended IFRS 7 to require disclosures about the effects and potential effects on an entity’s financial position of offsetting financial assets and financial liabilities and related arrangements.

Amendments to IAS 1 ‘Presentation of Items of Other Comprehensive Income’ require items that will never be recognised in profit or loss to be presented separately in other comprehensive income from those items that are subject to subsequent reclassification.

‘Annual Improvements 2009-2011 Cycle’ also made a number of minor changes to IFRSs.

Implementation of the standards above has not had a material effect on the Group’s results.

IAS 19 ‘Employee Benefits’ (revised) requires: the immediate recognition of all actuarial gains and losses; interest cost to be calculated on the net pension liability or asset at the long-term bond rate, such that an expected rate of return will no longer be applied to assets; and all past service costs to be recognised immediately when a scheme is curtailed or amended. Implementation of IAS 19 resulted in an increase in the loss after tax of £21 million for the quarter ended 31 December 2012, £84 million for the year ended 31 December 2012 and other comprehensive income after tax higher by the same amounts. This also resulted in an increase in the loss per ordinary and B share of 0.2p for the quarter ended 31 December 2012 and 0.8p for the year ended 31 December 2012. Prior periods have been restated.

IFRS 10 ‘Consolidated Financial Statements’ replaces SIC-12 ‘Consolidation - Special Purpose Entities’ and the consolidation elements of the existing IAS 27 ‘Consolidated and Separate Financial Statements’. IFRS 10 adopts a single definition of control: a reporting entity controls another entity when the reporting entity has the power to direct the activities of that other entity so as to vary returns for the reporting entity. IFRS 10 requires retrospective application. Following implementation of IFRS 10, certain entities that have trust preferred securities in issue are no longer consolidated by the Group. As a result there was a reduction in Non-controlling interests of £0.5 billion with a corresponding increase in Owners’ equity (Paid-in equity) as at 31 December 2012. This resulted in an increase in the loss attributable to non-controlling interests of £1 million for the quarter ended 31 December 2012 and £13 million for the year ended 31 December 2012, with a corresponding increase in the profit attributable to paid-in equity holders. There was no impact on the loss attributable to ordinary and B shareholders. Prior periods have been restated accordingly.

Critical accounting policies and key sources of estimation uncertainty

The reported results of the Group are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its financial statements. The judgements and assumptions that are considered to be the most important to the portrayal of the Group’s financial condition are those relating to pensions; goodwill; provisions for liabilities; deferred tax; loan impairment provisions and financial instrument fair values. These critical accounting policies and judgments are described on pages 328 to 331 of the Group’s 2012 20-F.

Notes

2. Accounting policies (continued)

Recent developments in IFRS

The IASB published:

●

in May 2013, IFRIC 21 ‘Levies’. This interpretation provides guidance on accounting for the liability to pay a government imposed levy. IFRIC 21 is effective for annual periods beginning on or after 1 January 2014.

●

in May 2013, ‘Recoverable Amount Disclosures for Non-Financial Assets (Amendments to IAS 36)’. These amendments align IAS 36’s disclosure requirements about recoverable amounts with IASB’s original intentions. They are effective for annual periods beginning on or after 1 January 2014.

●

in June 2013, ‘Novation of Derivatives and Continuation of Hedge Accounting (Amendments to IAS 39)’. These amendments provide relief from discontinuing hedge accounting when novation of a derivative designated as a hedging instrument meets certain criteria. They are effective for annual periods beginning on or after 1 January 2014.

●

in November 2013, ‘Defined Benefit Plans: Employee Contributions’. This amendment distinguishes the accounting for employee contributions that are related to service from those that are independent of service. It is effective for annual periods beginning on or after 1 July 2014.

●

in November 2013, IFRS 9 ‘Financial Instruments’ (Hedge Accounting and amendments to IFRS 9, IFRS 7 and IAS 39) which sets out new requirements for hedge accounting and in respect of IFRS 9 transition.

●

in December 2013, Annual Improvements to IFRS 2010 - 2012 and 2011 - 2013 cycles. There are a number of minor changes to IFRS that will not have a material effect on the Group’s financial statements. All amendments are effective for annual periods beginning on or after 1 July 2014.

The Group is reviewing these requirements to determine their effect, if any, on its financial reporting.

Notes

3. Analysis of income, expenses and impairment losses

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2013	2012*	2013	2013	2012*
	£m	£m	£m	£m	£m

Loans and advances to customers	15,125	16,188	3,656	3,829	3,940
Loans and advances to banks	430	493	102	106	114
Debt securities	1,185	1,849	215	272	385

Interest receivable	16,740	18,530	3,973	4,207	4,439

Customer accounts	2,831	3,491	562	692	849
Deposits by banks	406	600	88	95	122
Debt securities in issue	1,307	2,023	294	315	404
Subordinated liabilities	886	815	216	223	201
Internal funding of trading businesses	329	199	49	102	90

Interest payable	5,759	7,128	1,209	1,427	1,666

Net interest income	10,981	11,402	2,764	2,780	2,773

Fees and commissions receivable
- payment services	1,432	1,368	368	375	317
- credit and debit card fees	1,078	1,088	265	284	280
- lending (credit facilities)	1,377	1,480	344	335	368
- brokerage	479	548	110	117	122
- trade finance	300	314	74	73	64
- investment management	450	471	131	109	106
- other	344	440	78	89	117

	5,460	5,709	1,370	1,382	1,374
Fees and commissions payable - banking	(942)	(834)	(244)	(238)	(245)

Net fees and commissions	4,518	4,875	1,126	1,144	1,129

Foreign exchange	854	654	206	198	86
Interest rate	596	1,932	(54)	248	456
Credit	998	737	2	116	118
Own credit adjustments	35	(1,813)	15	(155)	(98)
Other	202	165	8	37	(88)

Income from trading activities	2,685	1,675	177	444	474

Gain/(loss) on redemption of own debt	175	454	(29)	13	-

Operating lease and other rental income	484	876	103	125	152
Own credit adjustments	(155)	(2,836)	(15)	(341)	(122)
Changes in the fair value of:
- securities and other financial assets and liabilities	(26)	146	(91)	36	19
- investment properties	(281)	(153)	(258)	(7)	(77)
Profit on sale of securities	830	1,146	91	167	237
Profit/(loss) on sale of:
- property, plant and equipment	44	34	11	10	(1)
- subsidiaries and associates	168	95	171	(21)	(21)
Dividend income	87	59	46	6	16
Share of profits less losses of associates	320	29	43	73	21
Other income	(73)	139	(70)	(13)	3

Other operating income	1,398	(465)	31	35	227

* Restated - see page 92.

Notes

3. Analysis of income, expenses and impairment losses (continued)

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2013	2012*	2013	2013	2012*
	£m	£m	£m	£m	£m

Total non-interest income	8,776	6,539	1,305	1,636	1,830

Total income	19,757	17,941	4,069	4,416	4,603

Staff costs	7,163	8,188	1,541	1,895	1,656
Premises and equipment	2,348	2,232	700	544	592
Other (1)	7,244	5,593	3,960	1,103	2,506

Administrative expenses	16,755	16,013	6,201	3,542	4,754
Depreciation and amortisation	1,410	1,802	336	338	498
Write down of goodwill (2)	1,059	18	1,059	-	18
Write down of other intangible assets	344	106	344	-	106

Operating expenses	19,568	17,939	7,940	3,880	5,376

Loan impairment losses	8,412	5,315	5,131	1,120	1,402
Securities	20	(36)	(19)	50	52

Impairment losses	8,432	5,279	5,112	1,170	1,454

* Restated - see page 92.

Notes:

(1)

Includes bank levy of £200 million (2012 - £175 million), Payment Protection Insurance costs of £900 million (2012 - £1,110 million), Interest Rate Hedging Products redress and related costs of £550 million (2012 - £700 million) and regulatory and legal actions of £2,394 million (2012 - £381 million).

(2)	Excludes goodwill of £394 million written-off in Q4 2012 in respect of Direct Line Group.

Payment Protection Insurance (PPI)

The Group increased its provision for PPI in Q4 2013 by £465 million, bringing the total charge for the year to £900 million. The cumulative charge in respect of PPI is £3.1 billion, of which £2.2 billion (70%) in redress and expenses had been utilised by 31 December 2013. Of the £3.1 billion cumulative charge, £2.8 billion relates to redress and £0.3 billion to administrative expenses.

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2013	2012	2013	2013	2012
	£m	£m	£m	£m	£m

At beginning of period	895	745	737	704	684
Charge to income statement	900	1,110	465	250	450
Utilisations	(869)	(960)	(276)	(217)	(239)

At end of period	926	895	926	737	895

The remaining provision provides coverage for approximately twelve months for redress and administrative expenses, based on the current average monthly utilisation.

Notes

3. Analysis of income, expenses and impairment losses (continued)

Payment Protection Insurance (PPI) (continued)

The principal assumptions underlying the Group’s provision in respect of PPI sales relate to: assessment of the total number of complaints that the Group will receive; the proportion of these that will result in redress; and the average cost of such redress. The number of complaints has been estimated from an analysis of the Group’s portfolio of PPI policies sold by vintage and by product. Estimates of the percentage of policyholders that will lodge complaints (the take up rate) and of the number of these that will be upheld (the uphold rate) have been established based on recent experience, guidance in the FSA policy statements and expected rate of responses from proactive customer contact. The average redress assumption is based on recent experience, the calculation rules in the FSA statement and the expected mix of claims.

The table below shows the sensitivity of the provision to changes in the principal assumptions (all other assumptions remaining the same).

			Sensitivity
	Actual to date	Current assumption	Change in assumption	Consequential change in provision
Assumption			%	£m

Past business review take up rate	36%	38%	+/-5	+/-45
Uphold rate	84%	83%	+/-5	+/-30
Average redress	£1,733	£1,646	+/-5	+/-26

Note:

(1)	Uphold rate excludes claims where no PPI policy was held.

Interest that will be payable on successful complaints has been included in the provision as has the estimated cost to the Group of administering the redress process. The Group expects the majority of the cash outflows associated with this provision to have occurred by the end of 2014. There are uncertainties as to the eventual cost of redress which will depend on actual complaint volumes, take up and uphold rates and average redress costs. Assumptions relating to these are inherently uncertain and the ultimate financial impact may be different than the amount provided. The Group will continue to monitor the position closely and refresh its assumptions.

Interest Rate Hedging Products (IRHP) redress and related costs

Following an industry-wide review conducted in conjunction with the Financial Services Authority (now being dealt with by the Financial Conduct Authority (FCA)), a charge of £700 million was booked in Q4 2012 for redress in relation to certain interest rate hedging products sold to small and medium-sized businesses classified as retail clients under FSA rules. £575 million was earmarked for client redress and £125 million for administrative expenses. The estimate for administrative costs was increased by £50 million in Q1 2013 following development of the plan for administering this process in accordance with FSA guidelines. The provision was further increased in Q4 2013 by £500 million, reflecting both higher volumes and anticipated redress payments, recalibration of our methodology based on experience during Q4 2013 and additional administration charges. The cumulative charge for IRHP is £1.3 billion, of which £1.0 billion relates to redress and £0.3 billion relates to administrative expenses. Customers may also be entitled to be compensated for any consequential losses they may have suffered. The Group is not able to measure reliably any liability it may have and has accordingly not made any provision.

Notes

3. Analysis of income, expenses and impairment losses (continued)

Interest Rate Hedging Products (IRHP) redress and related costs (continued)

The Group expects to complete its review of sales of IRHP and provide basic redress to all customers who are entitled to it by the end of 2014. On 23 October 2013, the Group announced that it would split redress payments for all customers who may have been mis-sold IRHP. Customers will receive redress monies without having to wait for the assessment of any additional consequential loss claims which are outside the allowance for such claims included in the 8% interest on redress due.

The Group continues to monitor the level of provision given the uncertainties over the number of transactions that will qualify for redress and the nature and cost of that redress.

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2013	2012	2013	2013	2012
	£m	£m	£m	£m	£m

At beginning of period	676	-	631	670	-
Charge to income statement	550	700	500	-	700
Utilisations	(149)	(24)	(54)	(39)	(24)

At end of period	1,077	676	1,077	631	676

Regulatory and legal actions

The Group is party to certain legal proceedings and regulatory investigations and continues to co-operate with a number of regulators. All such matters are periodically reassessed with the assistance of external professional advisers, where appropriate, to determine the likelihood of the Group incurring a liability and to evaluate the extent to which a reliable estimate of any liability can be made. An additional charge of £2,394 million was booked in 2013 (FY 2012 - £381 million; Q4 2013 £1,910 million; Q3 2013 - £99 million; Q4 2012 - £381 million), primarily in respect of matters related to mortgage-backed securities and securities related litigation following recent third party litigation settlements and regulatory decisions.

Staff expenses

Staff expenses comprise	2013	2012*	Change
	£m	£m	%

Salaries	4,429	4,748	(7)
Variable compensation	588	716	(18)
Temporary and contract costs	650	699	(7)
Social security costs	486	562	(14)
Share based compensation	49	126	(61)
Pension costs
- defined benefit schemes	517	528	(2)
- curtailment and settlement gains	(7)	(41)	(83)
- defined contribution schemes	76	29	162
Severance	69	426	(84)
Other	306	395	(23)

Staff expenses	7,163	8,188	(13)

* Restated - see page 92.

Notes

3. Analysis of income, expenses and impairment losses (continued)

Variable compensation awards
The following tables analyse Group and Markets variable compensation awards for 2013(1).

	Group			Markets
	2013	2012	Change	2013	2012	Change
	£m	£m	%	£m	£m	%

Non-deferred cash awards (2)	67	73	(8)	9	10	(10)
Non-deferred share awards	-	27	(100)	-	17	(100)

Total non-deferred variable compensation	67	100	(33)	9	27	(67)

Deferred bond awards	188	497	(62)	43	212	(80)
Deferred share awards	321	82	291	185	48	285

Total deferred variable compensation	509	579	(12)	228	260	(12)

Total variable compensation (3)	576	679	(15)	237	287	(17)

Variable compensation as a % of operating profit (4)	19%	19%		27%	16%
Proportion of variable compensation that is deferred	88%	85%		96%	91%
- Of which deferred bond awards	37%	86%		19%	82%
- Of which deferred share awards	63%	14%		81%	18%

For the notes to this table refer to the following page.

Variable compensation decreased by 15% to £576 million for the Group and by 17% to £237 million for Markets. Total Group variable compensation as a percentage of operating profit(4) has remained flat at 19%. The proportion of variable compensation that is deferred has increased to 88% for the Group and 96% for Markets. The proportion of deferred variable compensation delivered to employees in shares has increased significantly as it is capital efficient and better aligns employees’ interests with those of the shareholders. 63% of Group deferred variable compensation awards were awarded in shares in 2013 compared with 14% in 2012. For Markets 81% of deferred variable compensation awards were awarded in shares in 2013 compared with 18% in 2012.

Reconciliation of variable compensation awards to income statement charge	2013	2012
	£m	£m

Variable compensation awarded	576	679
Less: deferral of charge for amounts awarded for current year	(245)	(262)

Income statement charge for amounts awarded in current year	331	417

Add: current year charge for amounts deferred from prior years	294	355
Less: forfeiture of amounts deferred from prior years	(37)	(56)

Income statement charge for amounts deferred from prior year	257	299

Income statement charge for variable compensation (3)	588	716

Notes

3. Analysis of income, expenses and impairment losses (continued)

	Actual		Expected
Year in which income statement charge is expected to be taken for deferred variable compensation				2015
	2012	2013	2014	and beyond
	£m	£m	£m	£m

Variable compensation deferred from 2011 and earlier	414	105	5	-
Variable compensation deferred from 2012	-	199	39	24
Clawback of variable compensation	(59)	(10)	(3)	-
Less: Forfeiture of amounts deferred from prior years	(56)	(37)	-	-
Variable compensation for 2013 deferred	-	-	170	76

	299	257	211	100

Notes:

(1)	The tables above relate to continuing businesses only. There are no amounts relating to discontinued businesses in 2013 (2012 - £24 million).
(2)	Cash payments to all employees are limited to £2,000.
(3)	Excludes other performance related compensation.
(4)	Reported operating profit excluding the impact of RCR and before variable compensation expense and one-off and other items.

4. Pensions
	2013	2012*
Pension costs	£m	£m

Defined benefit schemes	510	487
Defined contribution schemes	76	29

Pension costs - continuing operations	586	516

	2013	2012*
Net pension deficit	£m	£m

At 1 January	3,740	2,051
Currency translation and other adjustments	13	(12)
Income statement
Pension costs
- continuing operations	510	487
- discontinued operations	-	30
Net actuarial (gains)/losses	(446)	2,158
Contributions by employer	(821)	(977)
Transfer to disposal groups	-	3

At 31 December	2,996	3,740

Net assets of schemes in surplus	(214)	(144)
Net liabilities of schemes in deficit	3,210	3,884

* Restated - see page 92.

The Group and the Trustees of The Royal Bank of Scotland Group Pension Fund agreed the funding valuation as at 31 March 2010 during 2011. It showed that the value of liabilities exceeded the value of assets by £3.5 billion as at 31 March 2010, a ratio of assets to liabilities of 84%. In order to eliminate this deficit, the Group agreed to pay additional contributions each year over the period 2011 to 2018. Contributions started at £375 million per annum in 2011, increasing to £400 million per annum in 2013 and from 2016 onwards will be further increased in line with price inflation. These contributions are in addition to the regular annual contributions of around £250 million for future accrual benefits.

A funding valuation as at 31 March 2013 is currently in progress and is expected to be concluded by 30 June 2014.

Notes

5. Loan impairment provisions

Operating loss is stated after charging loan impairment losses of £8,412 million (year ended 31 December 2012 - £5,315 million). The balance sheet loan impairment provisions increased in the year ended 31 December 2013 from £21,250 million to £25,216 million and the movements thereon were:

	Year ended
	31 December 2013			31 December 2012
		Non-			Non-	RFS
	Core	Core	Total	Core	Core	MI	Total
	£m	£m	£m	£m	£m	£m	£m

At beginning of period	10,062	11,188	21,250	8,414	11,469	-	19,883
Transfers (to)/from disposal groups	(9)	-	(9)	764	-	-	764
Currency translation and other adjustments	81	40	121	53	(363)	-	(310)
Disposals	-	(77)	(77)	-	(1)	(4)	(5)
Amounts written-off	(2,490)	(1,856)	(4,346)	(2,145)	(2,121)	-	(4,266)
Recoveries of amounts previously written-off	168	88	256	211	130	-	341
Charge to income statement
- continuing operations	3,766	4,646	8,412	2,995	2,320	-	5,315
- discontinued operations	-	-	-	-	-	4	4
Unwind of discount (recognised in interest income)	(201)	(190)	(391)	(230)	(246)	-	(476)

At end of period	11,377	13,839	25,216	10,062	11,188	-	21,250

	Quarter ended
	31 December 2013			30 September 2013			31 December 2012
		Non-			Non-			Non-	RFS
	Core	Core	Total	Core	Core	Total	Core	Core	MI	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

At beginning of period	10,101	11,320	21,421	10,358	11,395	21,753	9,203	11,115	-	20,318
Transfers (to)/from disposal groups	(9)	-	(9)	-	-	-	764	-	-	764
Currency translation and other adjustments	(28)	(90)	(118)	(98)	(211)	(309)	57	139	-	196
Disposals	-	-	-	-	(77)	(77)	-	(1)	(4)	(5)
Amounts written-off	(607)	(586)	(1,193)	(728)	(302)	(1,030)	(688)	(733)	-	(1,421)
Recoveries of amounts previously written-off	38	27	65	40	30	70	50	46	-	96
Charge to income statement
- continuing operations	1,924	3,207	5,131	584	536	1,120	729	673	-	1,402
- discontinued operations	-	-	-	-	-	-	-	-	4	4
Unwind of discount
(recognised in interest income)	(42)	(39)	(81)	(55)	(51)	(106)	(53)	(51)	-	(104)

At end of period	11,377	13,839	25,216	10,101	11,320	21,421	10,062	11,188	-	21,250

Provisions at 31 December 2013 include £63 million in respect of loans and advances to banks (30 September 2013 - £69 million; 31 December 2012 - £114 million).

The tables above exclude impairments relating to securities.

Notes

6. Tax

The actual tax charge differs from the expected tax credit computed by applying the standard UK corporation tax rate of 23.25% (2012 - 24.5%).

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2013	2012*	2013	2013	2012*
	£m	£m	£m	£m	£m

Loss before tax	(8,243)	(5,277)	(8,983)	(634)	(2,227)

Expected tax credit	1,916	1,293	2,088	147	546
Losses in year where no deferred tax
asset recognised	(879)	(511)	(688)	(75)	(129)
Foreign profits taxed at other rates	(196)	(383)	(44)	(32)	(77)
UK tax rate change impact	(313)	(149)	(116)	(197)	(14)
Unrecognised timing differences	(8)	59	(6)	10	42
Non-deductible goodwill impairment	(247)	-	(247)	-	-
Items not allowed for tax
- losses on disposals and write-downs	(20)	(49)	(15)	(5)	(41)
- UK bank levy	(47)	(43)	(6)	(12)	10
- regulatory and legal actions	(144)	(93)	(54)	-	(93)
- employee share schemes	(11)	(9)	10	(7)	35
- other disallowable items	(202)	(246)	(99)	(21)	(133)
Non-taxable items
- gain on sale of RBS Aviation Capital	-	26	-	-	(1)
- gain on sale of Global Merchant Services	37	-	37	-	-
- other non-taxable items	171	104	56	29	60
Taxable foreign exchange movements	(25)	(1)	(11)	(12)	-
Losses brought forward and utilised	36	2	13	(4)	(10)
Reduction in carrying value of deferred tax asset
in respect of losses in:
- UK	(701)	-	(701)	-	-
- Australia	-	(191)	-	-	(9)
- Ireland	-	(203)	-	-	(203)
Adjustments in respect of prior periods	251	(47)	160	98	(22)

Actual tax (charge)/credit	(382)	(441)	377	(81)	(39)

* Restated - see page 92.

The tax charge for the year ended 31 December 2013 reflects losses in low tax regimes (principally Ireland), losses in overseas subsidiaries for which a deferred tax asset has not been recognised (principally Ireland), a reduction in the carrying value of the deferred tax asset in respect of UK losses and the effect of the reduction of 3% in the rate of UK corporation tax enacted in July 2013.

The Group has recognised a deferred tax asset at 31 December 2013 of £3,478 million (30 September 2013 - £3,022 million; 31 December 2012 - £3,443 million) and a deferred tax liability as at 31 December 2013 of £507 million (30 September 2013 - £514 million; 31 December 2012 - £1,141 million). These balances include £2,411 million (30 September 2013 - £2,578 million; 31 December 2012 - £3,072 million) relating to carried forward trading losses in the UK. Under UK tax legislation, these UK losses can be carried forward indefinitely to be utilised against profits arising in the future. The Group has considered the carrying value of this asset as at 31 December 2013 and concluded that it is recoverable based on future profit projections.

Notes

7. Profit/(loss) attributable to non-controlling interests

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2013	2012*	2013	2013	2012*
	£m	£m	£m	£m	£m

RBS Sempra Commodities JV	(3)	3	(2)	1	1
RFS Holdings BV Consortium Members	113	(30)	(5)	5	1
Direct Line Group	19	(125)	-	-	(125)
Other	(9)	16	4	-	15

Profit/(loss) attributable to non-controlling interests	120	(136)	(3)	6	(108)

* Restated - see page 92.

8. Dividends
Dividends paid to preference shareholders and paid-in equity holders are as follows:

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2013	2012*	2013	2013	2012*
	£m	£m	£m	£m	£m

Preference shareholders
Non-cumulative preference shares of US$0.01	226	153	41	69	43
Non-cumulative preference shares of €0.01	121	115	57	29	55
Non-cumulative preference shares of £1	2	5	1	-	1

Paid-in equity holders
Interest on securities classified as equity, net of tax	49	28	15	4	16

	398	301	114	102	115

* Restated - see page 92.

The Group has now resumed payments on all discretionary non-equity capital instruments following the end of the European Commission ban in 2012 for RBSG and 2013 for RBS N.V. Future coupons and dividends on hybrid capital instruments will only be paid subject to, and in accordance with, the terms of the relevant instruments.

In the context of prior macro-prudential policy discussions, the Board of RBSG decided to partially neutralise any impact on Core Tier 1 capital of coupon and dividend payments in respect of 2013 Group hybrid capital instruments through an equity issuance of c.£300 million. During the year, approximately £255 million was raised through the issue of new ordinary shares and a further £44 million was raised through the sale of surplus shares held by the Group’s Employee Benefit Trust.

For 2014, the Board of RBSG has decided to continue partially neutralising the Core Tier 1 impact of Group hybrid capital instruments. It is expected that £300 million of new equity will be issued during the course of 2014 to achieve this aim.

Notes

9. Earnings per ordinary and equivalent B share
Earnings per ordinary and equivalent B share (1) have been calculated based on the following:

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2013	2012*	2013	2013	2012*

Earnings
Loss from continuing operations attributable
to ordinary and equivalent B shareholders (£m)	(9,106)	(5,995)	(8,706)	(825)	(2,393)
Profit/(loss) from discontinued operations attributable
to ordinary and equivalent B shareholders (£m)	111	(60)	4	(3)	(225)

Loss attributable to ordinary and equivalent B shareholders (£m)	(8,995)	(6,055)	(8,702)	(828)	(2,618)

Ordinary shares outstanding during the period (millions)	6,096	5,902	6,156	6,123	6,003
Equivalent B shares in issue during the period (millions)	5,100	5,100	5,100	5,100	5,100

Weighted average number of ordinary
shares and equivalent B shares
outstanding during the period (millions)	11,196	11,002	11,256	11,223	11,103

Basic (loss)/earnings per ordinary and equivalent B
share from continuing operations	(81.3p)	(54.5p)	(77.3p)	(7.4p)	(21.6p)

Basic and diluted loss per ordinary and equivalent B
share from continuing and discontinuing operations	(80.3p)	(55.0p)	(77.3p)	(7.4p)	(23.6p)

* Restated - see page 92.

Notes

10. Segmental analysis

Analysis of divisional operating profit/(loss)

The following tables provide an analysis of divisional operating profit/(loss) by main income statement captions.

The ceding of control which resulted from the partial disposal of the Group’s shareholding in Direct Line Group (DLG) has resulted in the Group no longer treating DLG as an operating segment. Comparative data for 2012 have been restated.

	Net	Non-
	interest	interest	Total	Operating	Impairment	Operating
	income	income	income	expenses	losses	profit/(loss)
Year ended 31 December 2013	£m	£m	£m	£m	£m	£m

UK Retail	3,979	958	4,937	(2,670)	(324)	1,943
UK Corporate	2,874	1,593	4,467	(2,219)	(1,188)	1,060
Wealth	674	419	1,093	(843)	(29)	221
International Banking	713	1,135	1,848	(1,340)	(229)	279
Ulster Bank	631	240	871	(554)	(1,774)	(1,457)
US Retail & Commercial	1,916	1,073	2,989	(2,186)	(156)	647
Markets	157	3,165	3,322	(2,610)	(92)	620
Central items	147	114	261	(286)	(64)	(89)

Core	11,091	8,697	19,788	(12,708)	(3,856)	3,224
Non-Core	(99)	(247)	(346)	(605)	(4,576)	(5,527)

Managed basis	10,992	8,450	19,442	(13,313)	(8,432)	(2,303)
Reconciling items
Own credit adjustments (1)	-	(120)	(120)	-	-	(120)
Payment Protection Insurance costs	-	-	-	(900)	-	(900)
Interest Rate Hedging Products
redress and related costs	-	-	-	(550)	-	(550)
Regulatory and legal actions	-	-	-	(2,394)	-	(2,394)
Integration and restructuring costs	-	-	-	(656)	-	(656)
Gain on redemption of own debt	-	175	175	-	-	175
Write-down of goodwill	-	-	-	(1,059)	-	(1,059)
Amortisation of purchased intangible assets	-	-	-	(153)	-	(153)
Strategic disposals	-	161	161	-	-	161
Bank levy	-	-	-	(200)	-	(200)
Write-down of other intangible assets	-	-	-	(344)	-	(344)
RFS Holdings minority interest	(11)	110	99	1	-	100

Statutory basis	10,981	8,776	19,757	(19,568)	(8,432)	(8,243)

Note:

(1)	Comprises £35 million gain included in 'Income from trading activities' and £155 million loss included in 'Other operating income' on a statutory basis.

Notes

10. Segmental analysis (continued)
	Net	Non-
	interest	interest	Total	Operating	Impairment	Operating
	income	income	income	expenses	losses	profit/(loss)
Year ended 31 December 2012	£m	£m	£m	£m	£m	£m

UK Retail	3,990	979	4,969	(2,549)	(529)	1,891
UK Corporate	2,974	1,749	4,723	(2,089)	(838)	1,796
Wealth	720	450	1,170	(881)	(46)	243
International Banking	913	1,209	2,122	(1,417)	(111)	594
Ulster Bank	649	196	845	(521)	(1,364)	(1,040)
US Retail & Commercial	1,932	1,159	3,091	(2,246)	(91)	754
Markets	111	4,372	4,483	(2,937)	(37)	1,509
Central items	(116)	510	394	(270)	(40)	84

Core	11,173	10,624	21,797	(12,910)	(3,056)	5,831
Non-Core	244	44	288	(944)	(2,223)	(2,879)

Managed basis	11,417	10,668	22,085	(13,854)	(5,279)	2,952
Reconciling items
Own credit adjustments (1)	-	(4,649)	(4,649)	-	-	(4,649)
Payment Protection Insurance costs	-	-	-	(1,110)	-	(1,110)
Interest Rate Hedging Products redress and
related costs	-	-	-	(700)	-	(700)
Regulatory and legal actions	-	-	-	(381)	-	(381)
Integration and restructuring costs	-	-	-	(1,415)	-	(1,415)
Gain on redemption of own debt	-	454	454	-	-	454
Write-down of goodwill	-	-	-	(18)	-	(18)
Asset Protection Scheme (2)	-	(44)	(44)	-	-	(44)
Amortisation of purchased intangible assets	-	-	-	(178)	-	(178)
Strategic disposals	-	113	113	-	-	113
Bank levy	-	-	-	(175)	-	(175)
Write-down of other intangible assets	-	-	-	(106)	-	(106)
RFS Holdings minority interest	(15)	(3)	(18)	(2)	-	(20)

Statutory basis	11,402	6,539	17,941	(17,939)	(5,279)	(5,277)

Notes:

(1)	Comprises £1,813 million loss included in 'Income from trading activities' and £2,836 million loss included in 'Other operating income' on a statutory basis.
(2)	Included in ‘Income from trading activities’ on a statutory basis.

Notes

10. Segmental analysis (continued)
	Net	Non-
	interest	interest	Total	Operating	Impairment	Operating
	income	income	income	expenses	losses	profit/(loss)
Quarter ended 31 December 2013	£m	£m	£m	£m	£m	£m

UK Retail	1,014	253	1,267	(722)	(73)	472
UK Corporate	728	401	1,129	(585)	(659)	(115)
Wealth	174	103	277	(207)	(21)	49
International Banking	173	271	444	(337)	(47)	60
Ulster Bank	169	38	207	(136)	(1,067)	(996)
US Retail & Commercial	479	240	719	(531)	(46)	142
Markets	61	565	626	(553)	(34)	39
Central items	7	(143)	(136)	(37)	(1)	(174)

Core	2,805	1,728	4,533	(3,108)	(1,948)	(523)
Non-Core	(38)	(555)	(593)	(139)	(3,164)	(3,896)

Managed basis	2,767	1,173	3,940	(3,247)	(5,112)	(4,419)
Reconciling items
Payment Protection Insurance costs	-	-	-	(465)	-	(465)
Interest Rate Hedging Products redress and related costs	-	-	-	(500)	-	(500)
Regulatory and legal actions	-	-	-	(1,910)	-	(1,910)
Amortisation of purchased intangible assets	-	-	-	(35)	-	(35)
Integration and restructuring costs	-	-	-	(180)	-	(180)
Gain on redemption of own debt	-	(29)	(29)	-	-	(29)
Write-down of goodwill and other intangible assets	-	-	-	(1,059)	-	(1,059)
Strategic disposals	-	168	168	-	-	168
Bank levy	-	-	-	(200)	-	(200)
Write-down of other intangible assets	-	-	-	(344)	-	(344)
RFS Holdings minority interest	(3)	(7)	(10)	-	-	(10)

Statutory basis	2,764	1,305	4,069	(7,940)	(5,112)	(8,983)

Notes

10. Segmental analysis (continued)
	Net	Non-
	interest	interest	Total	Operating	Impairment	Operating
	income	income	income	expenses	losses	profit/(loss)
Quarter ended 30 September 2013	£m	£m	£m	£m	£m	£m

UK Retail	1,013	254	1,267	(668)	(82)	517
UK Corporate	725	387	1,112	(540)	(150)	422
Wealth	169	102	271	(210)	(1)	60
International Banking	166	288	454	(343)	(28)	83
Ulster Bank	154	60	214	(142)	(204)	(132)
US Retail & Commercial	493	263	756	(555)	(59)	142
Markets	41	793	834	(625)	1	210
Central items	65	40	105	(58)	(66)	(19)

Core	2,826	2,187	5,013	(3,141)	(589)	1,283
Non-Core	(43)	(76)	(119)	(145)	(581)	(845)

Managed basis	2,783	2,111	4,894	(3,286)	(1,170)	438
Reconciling items
Own credit adjustments (1)	-	(496)	(496)	-	-	(496)
Payment Protection Insurance costs	-	-	-	(250)	-	(250)
Regulatory and legal actions	-	-	-	(99)	-	(99)
Amortisation of purchased intangible assets	-	-	-	(39)	-	(39)
Integration and restructuring costs	-	-	-	(205)	-	(205)
Gain on redemption of own debt	-	13	13	-	-	13
Strategic disposals	-	(7)	(7)	-	-	(7)
RFS Holdings minority interest	(3)	15	12	(1)	-	11

Statutory basis	2,780	1,636	4,416	(3,880)	(1,170)	(634)

Note:

(1)	Comprises £155 million loss included in 'Income from trading activities' and £341 million loss included in 'Other operating income' on a statutory basis.

Notes

10. Segmental analysis (continued)
	Net	Non-
	interest	interest	Total	Operating	Impairment	Operating
	income	income	income	expenses	losses	profit/(loss)
Quarter ended 31 December 2012	£m	£m	£m	£m	£m	£m

UK Retail	1,011	219	1,230	(624)	(93)	513
UK Corporate	717	456	1,173	(515)	(234)	424
Wealth	178	107	285	(193)	(16)	76
International Banking	201	283	484	(292)	(37)	155
Ulster Bank	161	51	212	(137)	(318)	(243)
US Retail & Commercial	465	275	740	(517)	(23)	200
Markets	49	592	641	(480)	(22)	139
Central items	(59)	168	109	17	(8)	118

Core	2,723	2,151	4,874	(2,741)	(751)	1,382
Non-Core	53	(85)	(32)	(207)	(703)	(942)

Managed basis	2,776	2,066	4,842	(2,948)	(1,454)	440
Reconciling items
Own credit adjustments (1)	-	(220)	(220)	-	-	(220)
Payment Protection Insurance costs	-	-	-	(450)	-	(450)
Interest Rate Hedging Products redress and related costs	-	-	-	(700)	-	(700)
Regulatory and legal actions	-	-	-	(381)	-	(381)
Amortisation of purchased intangible assets	-	-	-	(32)	-	(32)
Integration and restructuring costs	-	-	-	(567)	-	(567)
Write-down of goodwill	-	-	-	(18)	-	(18)
Strategic disposals	-	(16)	(16)	-	-	(16)
Bank Levy	-	-	-	(175)	-	(175)
Write-down of other intangible assets	-	-	-	(106)	-	(106)
RFS Holdings minority interest	(3)	-	(3)	1	-	(2)

Statutory basis	2,773	1,830	4,603	(5,376)	(1,454)	(2,227)

Note:

(1)	Comprises £98 million loss included in 'Income from trading activities' and £112 million loss included in 'Other operating income' on a statutory basis.

Notes

10. Segmental analysis (continued)

Total assets by division
	31 December	30 September	31 December
	2013	2013	2012
Total assets	£m	£m	£m

UK Retail	117,577	117,020	117,411
UK Corporate	104,985	106,995	110,158
Wealth	21,101	21,046	21,484
International Banking	48,526	53,276	53,091
Ulster Bank	28,170	29,395	30,754
US Retail & Commercial	71,738	71,911	72,902
Markets	495,106	564,457	714,303
Central items	108,569	123,345	115,239

Core	995,772	1,087,445	1,235,342
Non-Core	31,197	41,065	63,418

	1,026,969	1,128,510	1,298,760
Reconciling items
Direct Line Group	-	-	12,697
RFS Holdings minority interest	909	926	838

	1,027,878	1,129,436	1,312,295

Notes

11. Financial instruments

Classification

The following tables analyse the Group’s financial assets and liabilities in accordance with the categories of financial instruments in IAS 39 with assets and liabilities outside the scope of IAS 39 shown separately.

	HFT (1)	DFV (2)		AFS (4)	LAR (5)	Other			Total
						financial		Non
						instruments		financial
						(amortised	Finance	assets/
			HD (3)			cost)	leases	liabilities
31 December 2013	£m	£m	£m	£m	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	-	-		-	82,659				82,659
Loans and advances to banks
- reverse repos	25,795	-		-	721				26,516
- other	9,952	-		-	17,603				27,555
Loans and advances to customers
- reverse repos	49,897	-		-	-				49,897
- other	19,170	49		-	364,772		6,834		390,825
Debt securities	56,582	122		53,107	3,788				113,599
Equity shares	7,199	400		1,212	-				8,811
Settlement balances	-	-		-	5,591				5,591
Derivatives	283,508		4,531						288,039
Intangible assets								12,368	12,368
Property, plant and equipment								7,909	7,909
Deferred tax								3,478	3,478
Prepayments, accrued income and
other assets	-	-		-	-			7,614	7,614
Assets of disposal groups								3,017	3,017

	452,103	571	4,531	54,319	475,134		6,834	34,386	1,027,878

Liabilities
Deposits by banks
- repos	23,127	-				5,523			28,650
- other	19,764	-				15,565			35,329
Customer accounts
- repos	52,300	-				4,184			56,484
- other	10,236	5,862				398,298			414,396
Debt securities in issue	8,560	15,848				43,411			67,819
Settlement balances	-	-				5,313			5,313
Short positions	28,022	-							28,022
Derivatives	281,299		4,227						285,526
Accruals, deferred income and
other liabilities	-	-				1,764	19	14,234	16,017
Retirement benefit liabilities								3,210	3,210
Deferred tax								507	507
Subordinated liabilities	-	868				23,144			24,012
Liabilities of disposal groups								3,378	3,378

	423,308	22,578	4,227			497,202	19	21,329	968,663

Equity									59,215

									1,027,878

For the notes to this table refer to the following page.

Notes

11. Financial instruments: Classification (continued)
	HFT (1)	DFV (2)		AFS (4)	LAR (5)	Other			Total
						financial		Non
						instruments		financial
						(amortised	Finance	assets/
			HD (3)			cost)	leases	liabilities
31 December 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	-	-		-	79,290				79,290
Loans and advances to banks
- reverse repos	33,394	-		-	1,389				34,783
- other	13,265	-		-	15,903				29,168
Loans and advances to customers
- reverse repos	70,025	-		-	22				70,047
- other	24,841	189		-	397,824		7,234		430,088
Debt securities	78,340	873		73,737	4,488				157,438
Equity shares	13,329	533		1,370					15,232
Settlement balances	-	-		-	5,741				5,741
Derivatives	433,264		8,639						441,903
Intangible assets								13,545	13,545
Property, plant and equipment								9,784	9,784
Deferred tax								3,443	3,443
Prepayments, accrued income and
other assets	-	-		-	-			7,820	7,820
Assets of disposal groups								14,013	14,013

	666,458	1,595	8,639	75,107	504,657		7,234	48,605	1,312,295

Liabilities
Deposits by banks
- repos	36,370	-				7,962			44,332
- other	30,571	-				26,502			57,073
Customer accounts
- repos	82,224	-				5,816			88,040
- other	12,077	6,323				414,839			433,239
Debt securities in issue	10,879	23,614				60,099			94,592
Settlement balances	-	-				5,878			5,878
Short positions	27,591	-							27,591
Derivatives	428,537		5,796						434,333
Accruals, deferred income and
other liabilities	-	-				1,684	12	13,105	14,801
Retirement benefit liabilities								3,884	3,884
Deferred tax								1,141	1,141
Subordinated liabilities	-	1,128				25,645			26,773
Liabilities of disposal groups								10,170	10,170

	628,249	31,065	5,796			548,425	12	28,300	1,241,847

Equity									70,448

									1,312,295

Notes:

(1)	Held-for-trading.
(2)	Designated as at fair value.
(3)	Hedging derivatives.
(4)	Available-for-sale.
(5)	Loans and receivables.

There were no reclassifications in 2013 or 2012.

Notes

11. Financial instruments (continued)

A description of the Group’s valuation methodologies is included the Group’s 2013 Annual 20-F.

Valuation reserves

When valuing financial instruments in the trading book, adjustments are made to mid-market valuations to cover bid-offer spread, liquidity and credit risk. The valuation framework used to determine the fair value of uncollateralised derivative exposures was refined during the year in line with market developments. The weightings applied to the expected losses and gains in the credit valuation adjustments (CVA) and own credit adjustments (OCA) calculations have been removed. Funding valuation adjustments (FVA) now reflect the counterparty contingent nature of the exposures. FVA is also now considered the primary adjustment applied to liabilities; the extent to which OCA and FVA overlap is eliminated from OCA. The following table shows CVA and other valuation reserves.

Credit valuation adjustments

Credit valuation adjustments represent an estimate of the adjustment to fair value that a market participant would make to incorporate the counterparty credit risk inherent in derivative exposures.

	31 December	30 September	31 December
	2013	2013	2012
	£m	£m	£m

Credit valuation adjustments
- monoline insurers and credit derivative product companies (CDPC)	99	199	506
- other counterparties	1,667	1,790	2,308

	1,766	1,989	2,814

Other valuation reserves
- bid-offer	513	464	625
- funding valuation adjustment	424	355	475
- product and deal specific	745	759	763
- other	8	26	134

	1,690	1,604	1,997

Valuation reserves	3,456	3,593	4,811

The table below analyses CVA relating to other counterparties by rating and sector.
31 December
Ratings:	2013
£m

AAA	104
AA to AA+	13
A to AA-	168
BBB- to A-	446
Non-investment grade	936

1,667

Sector:
Banks	89
Other financial institutions	199
Corporate	1,126
Government	253

1,667

Notes

11. Financial instruments: Valuation reserves (continued)

Key points

•	Monoline insurers and CDPC: reduced exposures during the year, tighter credit spreads and exchange rate movements contributed to the decrease in CVA.

•

Other counterparties: the decrease in CVA during the year was driven by tighter credit spreads, reduction in exposure due to market movements together with realised default losses and reserve releases on certain exposures following restructuring. The net impact of updates to counterparty ratings and recovery rate assumptions also contributed to the decrease. This was partially offset by an increase in CVA due to methodology refinements.

•	The decrease in bid-offer reserves during the year reflects risk reduction.

•

Reduction in exposure due to market moves together with the impact of methodology refinements contributed to the decrease in FVA. This was partially offset by additional funding related reserves on uncollateralised derivatives in Q4 2013.

Own credit

The cumulative own credit adjustment (OCA) recorded on held-for-trading (HFT) and designated as at fair value through profit or loss (DFV) debt securities and derivative liabilities are set out below.

Cumulative OCA (CR)/ DR (1)				Subordinated
	Debt securities in issue (2)			liabilities
	HFT	DFV	Total	DFV	Total	Derivatives	Total (3)
	£m	£m	£m	£m	£m	£m	£m

31 December 2013	(467)	(33)	(500)	256	(244)	96	(148)
30 September 2013	(548)	(42)	(590)	295	(295)	95	(200)
31 December 2012	(648)	56	(592)	362	(230)	259	29

Carrying values of underlying liabilities	£bn	£bn	£bn	£bn	£bn

31 December 2013	8.6	15.8	24.4	0.9	25.3
30 September 2013	9.4	17.4	26.8	0.9	27.7
31 December 2012	10.9	23.6	34.5	1.1	35.6

Notes:

(1)	The OCA does not alter cash flows and is not used for performance management. It is disregarded for regulatory capital reporting purposes and will reverse over time as the liabilities mature.
(2)	Includes wholesale and retail note issuances.
(3)

The reserve movement between periods will not equate to the reported profit or loss for own credit. The balance sheet reserve is stated by conversion of underlying currency balances at spot rates for each period, whereas the income statement includes intra-period foreign exchange sell-offs.

Key points

•	The cumulative OCA decreased during the year due to tightening of RBS credit spreads.

•

Senior issued debt OCA is determined by reference to secondary debt issuance spreads. The five year spread tightened to 92 basis points (30 September 2013 - 83 basis points; 31 December 2012 - 102 basis points). As senior debt classified as DFV includes greater proportion of longer term debt, the impact of spread tightening and discounting is more significant, resulting in a credit balance at 31 December 2013.

•	The cumulative OCA relating to derivatives decreased during the year due to tightening of RBS CDS spreads and the net impact of methodology refinements.

Notes

11. Financial instruments (continued)

Financial instruments carried at fair value - valuation hierarchy

Control environment, valuation techniques, inputs to valuation models and discussion on level 3 sensitivities related to all financial instruments measured at fair value on a recurring basis are included in the Group’s 2013 20-F. There have been no material changes to valuation or levelling approaches in 2013.

The tables below show financial instruments carried at fair value on the Group’s balance sheet by valuation hierarchy – level 1, level 2 and level 3 and valuation sensitivities for level 3 balances.

					Level 3 sensitivity
	Level 1	Level 2	Level 3	Total	Favourable	Unfavourable
31 December 2013	£bn	£bn	£bn	£bn	£m	£m

Assets
Loans and advances to banks	-	35.5	0.3	35.8	30	(10)
Loans and advances to customers	-	68.9	0.2	69.1	20	(30)
Debt securities	58.0	49.7	2.1	109.8	160	(100)
Equity shares	7.0	1.1	0.7	8.8	120	(110)
Derivatives	0.1	284.4	3.5	288.0	390	(250)

	65.1	439.6	6.8	511.5	720	(500)

Proportion	12.7%	86.0%	1.3%	100.0%

Of which
Core	64.9	436.2	4.9	506.0
Non-Core	0.2	3.4	1.9	5.5

	65.1	439.6	6.8	511.5

31 December 2012

Assets
Loans and advances to banks	-	46.3	0.4	46.7	50	(30)
Loans and advances to customers	-	94.4	0.6	95.0	90	(40)
Debt securities	83.6	64.6	4.8	153.0	370	(190)
Equity shares	13.1	1.3	0.8	15.2	60	(100)
Derivatives	0.1	438.0	3.8	441.9	430	(350)

	96.8	644.6	10.4	751.8	1,000	(710)

Proportion	12.9%	85.7%	1.4%	100.0%

Of which
Core	96.4	637.3	5.6	739.3
Non-Core	0.4	7.3	4.8	12.5

	96.8	644.6	10.4	751.8

Notes

11. Financial instruments: Valuation hierarchy (continued)

					Level 3 sensitivity
	Level 1	Level 2	Level 3	Total	Favourable	Unfavourable
31 December 2013	£bn	£bn	£bn	£bn	£m	£m

Liabilities
Deposits by banks	-	42.8	0.1	42.9	10	-
Customer accounts	-	68.2	0.2	68.4	-	(10)
Debt securities in issue	-	23.1	1.3	24.4	50	(70)
Short positions	23.9	4.1	-	28.0	-	-
Derivatives	0.1	282.4	3.0	285.5	130	(120)
Subordinated liabilities	-	0.9	-	0.9	-	-

	24.0	421.5	4.6	450.1	190	(200)

Proportion	5.3%	93.7%	1.0%	100.0%

Of which
Core	24.0	420.1	4.5	448.6
Non-Core	-	1.4	0.1	1.5

	24.0	421.5	4.6	450.1

31 December 2012

Liabilities
Deposits by banks	-	66.9	0.1	67.0	-	(20)
Customer accounts	-	100.5	0.1	100.6	30	(30)
Debt securities in issue	-	33.1	1.4	34.5	60	(70)
Short positions	23.6	4.0	-	27.6	-	-
Derivatives	0.1	430.9	3.3	434.3	140	(150)
Subordinated liabilities	-	1.1	-	1.1	-	-

	23.7	636.5	4.9	665.1	230	(270)

Proportion	3.6%	95.7%	0.7%	100.0%

Of which
Core	23.7	634.4	4.7	662.8
Non-Core	-	2.1	0.2	2.3

	23.7	636.5	4.9	665.1

Notes

11. Financial instruments (continued)

Fair value of financial instruments not carried at fair value

The following table shows the carrying value and fair value of financial instruments carried at amortised cost on the balance sheet.

	31 December 2013		31 December 2012
	Carrying		Carrying
	value	Fair value	value	Fair value
	£bn	£bn	£bn	£bn

Financial assets
Cash and balances at central banks	82.7	82.7	79.3	79.3
Loans and advances to banks	18.3	18.3	17.3	17.3
Loans and advances to customers	371.6	360.0	405.1	385.4
Debt securities	3.8	3.2	4.5	4.0
Settlement balances	5.6	5.6	5.7	5.7

Financial liabilities
Deposits by banks	21.1	21.1	34.5	34.5
Customer accounts	402.5	402.7	420.7	421.0
Debt securities in issue	43.4	44.7	60.1	59.8
Settlement balances	5.3	5.3	5.9	5.9
Notes in circulation	1.8	1.8	1.7	1.7
Subordinated liabilities	23.1	22.5	25.6	24.3

Fair value of financial instruments not carried at fair value

The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at this measurement date. Quoted market values are used where available; otherwise, fair values have been estimated based on discounted expected future cash flows and other valuation techniques. These techniques involve uncertainties and require assumptions and judgments covering prepayments, credit risk and discount rates. Furthermore there is a wide range of potential valuation techniques. Changes in these assumptions would significantly affect estimated fair values. The fair values reported would not necessarily be realised in an immediate sale or settlement.

For certain short-term financial instruments: cash and balances at central banks (£82.7 billion), items in the course of collection from other banks (£1.5 billion), settlement balances (financial assets: £5.6 billion; financial liabilities: £5.3 billion), items in the course of transmission to other banks (£0.8 billion), customer demand deposits (£268.7 billion) and notes in circulation (£1.8 billion), fair value approximates to carrying value.

Notes

12. Contingent liabilities and commitments

	31 December 2013			30 September 2013			31 December 2012
	Core	Non-Core	Total	Core	Non-Core	Total	Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Contingent liabilities
Guarantees and assets pledged
as collateral security	19,563	616	20,179	20,650	727	21,377	18,251	913	19,164
Other	5,893	98	5,991	6,699	96	6,795	10,628	69	10,697

	25,456	714	26,170	27,349	823	28,172	28,879	982	29,861

Commitments
Undrawn formal standby facilities,
credit lines and other commitments
to lend	210,766	2,280	213,046	209,138	2,640	211,778	209,892	5,916	215,808
Other	2,793	-	2,793	2,577	1	2,578	1,971	5	1,976

	213,559	2,280	215,839	211,715	2,641	214,356	211,863	5,921	217,784

Contingent liabilities and
commitments	239,015	2,994	242,009	239,064	3,464	242,528	240,742	6,903	247,645

Additional contingent liabilities arise in the normal course of the Group’s business. It is not anticipated that any material loss will arise from these transactions.

13. Litigation, investigations and reviews

Arising out of their normal business operations, the Group and certain members of the Group are party to legal proceedings and the subject of investigation and other regulatory and governmental action in the United Kingdom, the United States and other jurisdictions.

The Group recognises a provision for a liability in relation to these matters when it is probable that an outflow of economic benefits will be required to settle an obligation resulting from past events, and a reliable estimate can be made of the amount of the obligation. While the outcome of the legal proceedings, investigations and regulatory and governmental matters in which the Group is involved is inherently uncertain, the directors believe that, based on the information available to them, appropriate provisions have been made in respect of legal proceedings, investigations and regulatory and governmental matters as at 31 December 2013 (see Note 3). The litigation provision reflects in large part the £1.9 billion provision taken in the last quarter of 2013 primarily related to mortgage-backed securities and securities related litigation and investigations. The future outflow of resources in respect of any matter cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater than or less than the aggregate provision that the Group has recognised.

In many proceedings, it is not possible to determine whether any loss is probable or to estimate the amount of any loss. Numerous legal and factual issues may need to be resolved, including through potentially lengthy discovery and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before a liability can be reasonably estimated for any claim. The Group cannot predict if, how, or when such claims will be resolved or what the eventual settlement, fine, penalty or other relief, if any, may be, particularly for claims that are at an early stage in their development or where claimants seek substantial or indeterminate damages.

Notes

13. Litigation, investigations and reviews (continued)

There are also situations where the Group may enter into a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, even for those matters for which the Group believes it has credible defences and should prevail on the merits. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities.

Other than those discussed below, no member of the Group is or has been involved in governmental, legal or regulatory proceedings (including those which are pending or threatened) that are material individually or in aggregate.

Litigation

Shareholder litigation

RBS and certain of its subsidiaries, together with certain current and former officers and directors were named as defendants in purported class actions filed in the United States District Court for the Southern District of New York involving holders of RBS preferred shares (the Preferred Shares litigation) and holders of American Depositary Receipts (the ADR claims).

In the Preferred Shares litigation, the consolidated amended complaint alleged certain false and misleading statements and omissions in public filings and other communications during the period 1 March 2007 to 19 January 2009, and variously asserted claims under Sections 11, 12 and 15 of the US Securities Act of 1933, as amended (Securities Act). The putative class is composed of all persons who purchased or otherwise acquired Group Series Q, R, S, T and/or U non-cumulative dollar preference shares issued pursuant or traceable to the 8 April 2005 US Securities and Exchange Commission (SEC) registration statement. In September 2012, the Court dismissed the Preferred Shares litigation with prejudice. On 25 September 2013, the United States Court of Appeals for the Second Circuit (Second Circuit Court of Appeals) affirmed the lower Court’s dismissal of the litigation. The deadline for plaintiffs to appeal from the Second Circuit Court of Appeals to the United States Supreme Court has expired.

With respect to the ADR claims, a consolidated amended complaint asserting claims under Sections 10 and 20 of the US Securities Exchange Act of 1934 and Sections 11, 12 and 15 of the Securities Act was filed in November 2011 on behalf of all persons who purchased or otherwise acquired the Group's American Depositary Receipts (ADRs) from issuance through 20 January 2009. In September 2012, the Court dismissed the ADR claims with prejudice. On 5 August 2013, the Court denied the plaintiffs’ motions for reconsideration and for leave to re-plead their case. The plaintiffs have appealed the dismissal of this case to the Second Circuit Court of Appeals, and that appeal is in the process of being briefed by the parties.

Notes

13. Litigation, investigations and reviews (continued)

Additionally, between March and July 2013, claims were issued in the High Court of Justice of England and Wales by sets of current and former shareholders, against the Group (and in one of those claims, also against certain former individual officers and directors) alleging that untrue and misleading statements and/or improper omissions were made in connection with the rights issue announced by the Group on 22 April 2008 in breach of the Financial Services and Markets Act 2000. On 30 July 2013 these and other similar threatened claims were consolidated by the Court via a Group Litigation Order. The Group’s defence to the claims was filed on 13 December 2013.

Other securitisation and securities related litigation in the United States

Group companies have been named as defendants in their various roles as issuer, depositor and/or underwriter in a number of claims in the United States that relate to the securitisation and securities underwriting businesses. These cases include actions by individual purchasers of securities and purported class action suits. Together, the pending individual and class action cases involve the issuance of more than US$67 billion of mortgage-backed securities (MBS) issued primarily from 2005 to 2007. Although the allegations vary by claim, in general, plaintiffs in these actions claim that certain disclosures made in connection with the relevant offerings contained materially false or misleading statements and/or omissions regarding the underwriting standards pursuant to which the mortgage loans underlying the securities were issued. Group companies remain as defendants in more than 40 lawsuits brought by purchasers of MBS, including the purported class actions identified below.

Among these MBS lawsuits are four cases filed on 2 September 2011 by the US Federal Housing Finance Agency (FHFA) as conservator for the Federal National Mortgage Association (Fannie Mae) and the Federal Home Loan Mortgage Corporation (Freddie Mac). The primary FHFA lawsuit remains pending in the United States District Court for the District of Connecticut, and it relates to approximately US$32 billion of MBS for which Group entities acted as sponsor/depositor and/or lead underwriter or co-lead underwriter. Of these approximately US$10.5 billion were outstanding at 31 December 2013 with cumulative losses of approximately US$0.9 billion (being the loss of principal value suffered by security holders). On 30 September 2013, the Court denied the defendants’ motion to dismiss FHFA’s amended complaint in this case. Discovery is ongoing.

The other three FHFA lawsuits (against Ally Financial Group, Countrywide Financial Corporation and Nomura) name RBS Securities Inc. as a defendant by virtue of the fact that it was an underwriter of some of the securities at issue. Two of these cases are part of a coordinated proceeding in the United States District Court for the Southern District of New York in which discovery is underway. The third case (the Countrywide matter) is pending in the United States District Court for the Central District of California. Two other FHFA lawsuits (against JP Morgan and Morgan Stanley) in which RBS Securities Inc. was an underwriter defendant have been settled without any contribution from RBS Securities Inc.

Other MBS lawsuits against Group companies include three cases filed by the National Credit Union Administration Board (on behalf of US Central Federal Credit Union, Western Corporate Federal Credit Union, Southwest Corporate Federal Credit Union, and Members United Corporate Federal Credit Union) and six cases filed by the Federal Home Loan Banks of Boston, Chicago, Indianapolis, Seattle and San Francisco.

Notes

13. Litigation, investigations and reviews (continued)

The purported MBS class actions in which Group companies are defendants include New Jersey Carpenters Health Fund v. Novastar Mortgage Inc. et al. and In re IndyMac Mortgage-Backed Securities Litigation. A third MBS class action, New Jersey Carpenters Vacation Fund et al. v. The Royal Bank of Scotland plc et al., has been settled in principle for US$275 million subject to documentation and court approval. There is a provision that fully covers the settlement amount. The case relates to more than US$15 billion of the issued MBS that are the subject of MBS claims pending against Group companies. The outcome in this case should not be seen as indicative of how other MBS lawsuits may be resolved.

RBS Securities Inc. was also a defendant in Luther v. Countrywide Financial Corp. et al. and related class action cases (the “Luther Litigation”). On 5 December 2013, the court granted final approval of a US$500 million settlement of plaintiffs’ claims to be paid by Countrywide without contribution from RBS Securities Inc. Several members of the settlement class are appealing the court-approved settlement to the United States Court of Appeals for the Ninth Circuit.

Certain other institutional investors have threatened to bring claims against the Group in connection with various mortgage-related offerings. The Group cannot predict whether any of these individual investors will pursue these threatened claims (or their outcome), but expects that several may. If such claims are asserted and were successful, the amounts involved may be material.

In many of these actions, the Group has or will have contractual claims to indemnification from the issuers of the securities (where a Group company is underwriter) and/or the underlying mortgage originator (where a Group company is issuer). The amount and extent of any recovery on an indemnification claim, however, is uncertain and subject to a number of factors, including the ongoing creditworthiness of the indemnifying party.

London Interbank Offered Rate (LIBOR)

Certain members of the Group have been named as defendants in a number of class actions and individual claims filed in the US with respect to the setting of LIBOR and certain other benchmark interest rates. The complaints are substantially similar and allege that certain members of the Group and other panel banks individually and collectively violated various federal laws, including the US commodities and antitrust laws, and state statutory and common law, as well as contracts, by manipulating LIBOR and prices of LIBOR-based derivatives in various markets through various means.

Most of the USD LIBOR-related actions in which Group companies are defendants, including all purported class actions relating to USD LIBOR, have been transferred to a coordinated proceeding in the United States District Court for the Southern District of New York. In the coordinated proceeding, consolidated class action complaints were filed on behalf of (1) exchange-based purchaser plaintiffs, (2) over-the-counter purchaser plaintiffs, and (3) corporate debt purchaser plaintiffs. On 29 March 2013, the Court dismissed plaintiffs' antitrust claims, claims under RICO (Racketeer Influenced and Corrupt Organizations Act), and certain state law claims, but declined to dismiss certain other claims. Discovery is stayed. Over 35 other USD LIBOR-related actions involving RBS have been stayed pending further order from the Court.

Certain members of the Group have also been named as defendants in class actions relating to (i) JPY LIBOR and Euroyen TIBOR (the "Yen action") and (ii) Euribor (the "Euribor action"), both of which are pending in the United States District Court for the Southern District of New York.

Notes

13. Litigation, investigations and reviews (continued)

Details of LIBOR investigations and their outcomes affecting the Group are set out under ‘Investigations and reviews’ on page 122.

Credit Default Swap Antitrust Litigation

Certain members of the Group, as well as a number of other financial institutions, are defendants in a consolidated antitrust class action pending in the United States District Court for the Southern District of New York. The plaintiffs generally allege that defendants violated the U.S. antitrust laws by restraining competition in the market for credit default swaps through various means and thereby causing inflated bid-ask spreads for credit default swaps.

FX antitrust litigation

Certain members of the Group, as well as a number of other financial institutions, have been named as defendants in multiple antitrust class action complaints filed in the United States District Court for the Southern District of New York since November 2013. The plaintiffs generally allege that the defendants violated the U.S. antitrust laws, state statutes, and the common law by conspiring to manipulate the foreign exchange market by manipulating benchmark foreign exchange rates.

Madoff

In December 2010, Irving Picard, as trustee for the bankruptcy estates of Bernard L. Madoff and Bernard L. Madoff Investment Securities LLC., filed a clawback claim against The Royal Bank of Scotland N.V. (RBS N.V.) in New York bankruptcy court. In the operative complaint, filed in August 2012, the trustee seeks to recover US$75.8 million in redemptions that RBS N.V. allegedly received from certain Madoff feeder funds and US$162.1 million that RBS N.V. allegedly received from its swap counterparties at a time when RBS N.V. allegedly ‘knew or should have known of Madoff’s possible fraud’. The Trustee alleges that those transfers were preferences or fraudulent conveyances under the US bankruptcy code and New York law and he asserts the purported right to claw them back for the benefit of Madoff’s estate. A further claim, for US$21.8 million, was filed in October 2011.

Thornburg adversary proceeding

RBS Securities Inc. and certain other Group companies, as well as several other financial institutions, are defendants in an adversary proceeding filed in the U.S. bankruptcy court in Maryland by the trustee for TMST, Inc. (formerly known as Thornburg Mortgage, Inc.). The trustee seeks recovery of transfers made under certain restructuring agreements as, among other things, avoidable fraudulent and preferential conveyances and transfers.

Complex Systems

RBS N.V. is a defendant in an action pending in the United States District Court for the Southern District of New York filed by Complex Systems, Inc (CSI). The plaintiff alleges that RBS N.V. has since late 2007 been using the plaintiff's back-office trade finance processing software without a valid licence, in violation of the US Copyright Act. On 17 October 2013, the Court granted summary judgment to CSI on the issue of liability. The plaintiff was seeking in excess of US$300 million in alleged profits that the plaintiff claimed was attributable to RBS N.V.'s use of the disputed software, but on 8 November 2013, the Court barred the plaintiff from recovering any such profits although the plaintiff continues to seek actual damages of an unspecified amount. On 25 October 2013, the plaintiff filed a motion for a permanent injunction against RBS N.V.'s further use of the software, and a hearing on that motion, which RBS N.V. opposes, has been scheduled for 14 March 2014.

Notes

13. Litigation, investigations and reviews (continued)

CPDO Litigation

CPDO claims have been served on RBS N.V. in England, the Netherlands and Australia relating to the sale of a type of structured financial product known as a constant proportion debt obligation (CPDO). In November 2012, the Federal Court of Australia issued a judgment against RBS N.V. and others in one such case. It held that RBS N.V. and others committed certain wrongful acts in connection with the rating and sale of the CPDO. In March 2013, RBS N.V. was ordered to pay A$19.7 million. RBS N.V. has appealed this decision and the appeal is due to be heard in March 2014. The judgment may potentially have significance to the other claims served and to any future similar claims.

Investigations and reviews

The Group’s businesses and financial condition can be affected by the fiscal or other policies and actions of various governmental and regulatory authorities in the United Kingdom, the European Union, the United States and elsewhere. The Group has engaged, and will continue to engage, in discussions with relevant governmental and regulatory authorities, including in the United Kingdom, the European Union, the United States and elsewhere, on an ongoing and regular basis regarding operational, systems and control evaluations and issues including those related to compliance with applicable anti-bribery, anti-money laundering and sanctions regimes. It is possible that any matters discussed or identified may result in investigatory or other action being taken by governmental and regulatory authorities, increased costs being incurred by the Group, remediation of systems and controls, public or private censure, restriction of the Group’s business activities or fines. Any of the events or circumstances mentioned below could have a material adverse effect on the Group, its business, authorisations and licences, reputation, results of operations or the price of securities issued by it.

The Group is co-operating fully with the investigations and reviews described below.

LIBOR, other trading rates and foreign exchange rates

On 6 February 2013, the Group announced settlements with the Financial Services Authority in the United Kingdom, the United States Commodity Futures Trading Commission and the United States Department of Justice (DOJ) in relation to investigations into submissions, communications and procedures around the setting of the London Interbank Offered Rate (LIBOR). RBS agreed to pay penalties of £87.5 million, US$325 million and US$150 million to these authorities respectively to resolve the investigations. As part of the agreement with the DOJ, RBS plc entered into a Deferred Prosecution Agreement in relation to one count of wire fraud relating to Swiss Franc LIBOR and one count for an antitrust violation relating to Yen LIBOR. In addition, on 12 April 2013, RBS Securities Japan Limited entered a plea of guilty to one count of wire fraud relating to Yen LIBOR and on 6 January 2014, the US District Court for the District of Connecticut entered a final judgment in relation to the conviction of RBS Securities Japan Limited pursuant to the plea agreement. On 12 April 2013, RBS Securities Japan Limited received a business improvement order from Japan’s Financial Services Agency requiring RBS to take remedial steps to address certain matters, including inappropriate conduct in relation to Yen LIBOR. RBS Securities Japan Limited is taking steps to address the issues raised in compliance with that order. In June 2013, RBS was listed amongst the 20 banks found by the Monetary Authority of Singapore (MAS) to have deficiencies in the governance, risk management, internal controls and surveillance systems relating to benchmark submissions following a finding by the MAS that certain traders made inappropriate attempts to influence benchmarks in the period 2007 - 2011. RBS was ordered at that time to set aside additional statutory reserves with MAS of SGD1-1.2 billion and to formulate a remediation plan. RBS has submitted its remediation plan to the MAS.

Notes

13. Litigation, investigations and reviews (continued)

The Group is co-operating with investigations and new and ongoing requests for information by various other governmental and regulatory authorities, including in the UK, US and Asia, into its submissions, communications and procedures relating to a number of trading rates, including LIBOR and other interest rate settings, ISDAFIX and non-deliverable forwards. The Group is also under investigation by competition authorities in a number of jurisdictions stemming from the actions of certain individuals in the setting of LIBOR and other trading rates, as well as interest rate-related trading.

In December 2013, the Group agreed to pay settlement penalties of approximately EUR 260 million and EUR 131 million to resolve investigations by the European Commission into Yen LIBOR competition infringements and EURIBOR competition infringements respectively.

In addition, various governmental and regulatory authorities have commenced investigations into foreign exchange trading activities apparently involving multiple financial institutions. The Group has received enquiries from certain of these authorities including the FCA. The Group is reviewing communications and procedures relating to certain currency exchange benchmark rates as well as foreign exchange trading activity. At this stage, the Group cannot estimate reliably what effect, if any, the outcome of the investigation may have on the Group.

Technology incident in June 2012

On 19 June 2012, the Group was affected by a technology incident, as a result of which the processing of certain customer accounts and payments were subject to considerable delay. The cause of the incident has been investigated by independent external counsel with the assistance of third party advisors. The Group agreed to reimburse customers for any loss suffered as a result of the incident and the Group made a provision of £175 million in 2012.

The incident, the Group's handling of the incident, and the systems and controls surrounding the processes affected, are the subject of regulatory investigations in the UK and in the Republic of Ireland.

On 9 April 2013, the UK Financial Conduct Authority (FCA) announced that it had commenced an enforcement investigation into the incident. This is a joint investigation conducted by the FCA together with the UK Prudential Regulation Authority (PRA). The FCA and PRA will reach their conclusions in due course and will decide whether or not to initiate enforcement action following that investigation. While the outcomes of the FCA and PRA investigations will be separate, the regulators have indicated that they will endeavour to co-ordinate the timescales of their respective investigations. Separately the Central Bank of Ireland has initiated an investigation.

Interest rate hedging products

In June 2012, following an industry wide review, the FSA announced that the Group and other UK banks had agreed to a redress exercise and past business review in relation to the sale of interest rate hedging products to some small and medium sized businesses who were classified as retail clients or private customers under FSA rules. On 31 January 2013, the FSA issued a report outlining the principles to which it wished the Group and other UK banks to adhere in conducting the review and redress exercise.

Notes

13. Litigation, investigations and reviews (continued)

The Group will provide fair and reasonable redress to non-sophisticated customers classified as retail clients or private customers, who were mis-sold interest rate hedging products. In relation to non-sophisticated customers classified as retail clients or private customers who were sold interest rate products other than interest rate caps on or after 1 December 2001 up to 29 June 2012, the Group is required to (i) make redress to customers sold structured collars; and (ii) write to customers sold other interest rate hedging products offering a review of their sale and, if it is appropriate in the individual circumstances, the Group will propose fair and reasonable redress on a case by case basis. Furthermore, non-sophisticated customers classified as retail clients or private customers who have purchased interest rate caps during the period on or after 1 December 2001 to 29 June 2012 will be entitled to approach the Group and request a review.

The redress exercise and the past business review are being scrutinised by an independent reviewer, who will review and agree any redress, and will be overseen by the FCA.

In addition to the redress exercise that is being overseen by the FCA, the Group is also dealing with a large number of active claims by customers who are eligible to be considered under the FCA redress programme as well as customers who are outside of such scope due to their sophistication. The Group is encouraging those customers that are eligible, to seek redress under the redress scheme overseen by the FCA. To the extent that claims are brought, the Group believes it has strong grounds for defending these claims.

The Group has decided to undertake a similar exercise and past business review in relation to the sale of interest rate hedging products to retail designated small and medium sized businesses in the Republic of Ireland and to customers of RBS International.

The Group has made provisions totalling £1.25 billion to date for this matter, including £550 million in 2013, of which £0.2 billion has been utilised at 31 December 2013.

Retail banking

Since initiating an inquiry into retail banking in the European Union (EU) in 2005, the European Commission (EC) continues to keep retail banking under review. In late 2010 the EC launched an initiative pressing for greater transparency of bank fees and is currently proposing to legislate for increased harmonisation of terminology across Member States. The Group cannot predict the outcome of these actions at this stage.

FSA mystery shopping review

On 13 February 2013, the FSA announced the results of a mystery shopping review it undertook into the investment advice offered by banks and building societies to retail clients. As a result of that review the FSA announced that firms involved were cooperative and agreed to take immediate action. The Group was one of the firms involved. The action required includes a review of the training provided to advisers, considering whether changes are necessary to advice processes and controls for new business, and undertaking a past business review to identify any historic poor advice (and where breaches of regulatory requirements are identified, to put this right for customers). The Group will be required to appoint an independent third party to either carry out or oversee this work. The scope and terms of the past business review and the appointment of the independent third party remain under discussion. The Group cannot predict the outcome of this review at this stage.

Notes

13. Litigation, investigations and reviews (continued)

Card Protection Plan Limited

On 22 August 2013, the FCA announced that Card Protection Plan Limited (“CPP”) and 13 banks and credit card issuers, including the Group, had agreed to a compensation scheme in relation to the sale of card and/or identity protection insurance to certain retail customers. CPP has now written to affected policyholders to confirm the details of the proposed scheme, which requires approval by a policyholder vote and by the High Court of England and Wales. A creditors’ meeting was held on 7 January 2014, at which the creditors voted in favour of the proposed scheme. The Group has made appropriate levels of provision based on its estimate of ultimate exposure.

Tomlinson Report

On 25 November 2013, a report by Lawrence Tomlinson, entrepreneur in residence at the UK government’s Department for Business Innovation and Skills, was published (Tomlinson Report). The Tomlinson Report was critical of the Group’s Global Restructuring Group’s treatment of SMEs. The Tomlinson Report has been passed to the PRA and FCA. On 29 November 2013, the FCA announced that an independent skilled person will be appointed under Section 166 of the Financial Services and Markets Act to review the allegations in the report. On 17 January 2014, Promontory Financial Group and Mazars were appointed as the skilled person. The Group will fully cooperate with the FCA in its investigation.

In response to the Tomlinson Report, the Bank has instructed Clifford Chance to conduct an independent review of the principal allegation made in the Tomlinson Report: the Group’s Global Restructuring Group was alleged to be culpable of systemic and institutional behaviour in artificially distressing otherwise viable businesses and through that putting businesses into insolvency. Clifford Chance is due to submit a report to the board by the end of the first quarter of 2014.

Multilateral interchange fees

In 2007, the EC issued a decision that, while interchange is not illegal per se, MasterCard’s multilateral interchange fee (MIF) arrangements for cross border payment card transactions with MasterCard and Maestro branded consumer credit and debit cards in the EEA were in breach of competition law. MasterCard was required to withdraw (i.e. set to zero) the relevant cross-border MIF by 21 June 2008. MasterCard appealed against the decision to the General Court in March 2008, with the Group intervening in the appeal proceedings. The General Court heard MasterCard’s appeal in July 2011 and issued its judgment in May 2012, upholding the EC’s original decision. MasterCard has appealed further to the Court of Justice and the Group has intervened in these appeal proceedings. The appeal hearing took place on 4 July 2013 and the Advocate General’s (AG) opinion (which is a non binding opinion and provided to the Court in advance of its final decision) was published on 30 January 2014. The AG opinion proposes that the Court should dismiss MasterCard’s appeal. The Court’s decision is awaited. MasterCard negotiated interim cross border MIF levels to apply for the duration of the General Court proceedings. These MIF levels remain in place during the appeal before the Court of Justice.

On 9 April 2013, the EC announced it was opening a new investigation into interbank fees payable in respect of payments made in the EEA by MasterCard cardholders from non-EEA countries.

Notes

13. Litigation, investigations and reviews (continued)

In March 2008, the EC opened a formal inquiry into Visa’s MIF arrangements for cross border payment card transactions with Visa branded debit and consumer credit cards in the EEA. In April 2009 the EC announced that it had issued Visa with a formal Statement of Objections. In April 2010 Visa announced it had reached an agreement with the EC as regards immediate cross border debit card MIF rates only and in December 2010 the commitments were finalised for a four year period commencing December 2010 under Article 9 of Regulation 1/2003. In July 2012 Visa made a request to re-open the settlement in order to modify the fee. The EC rejected the request and in October 2012 Visa filed an appeal to the General Court seeking to have that decision annulled. That appeal is ongoing. The EC is continuing its investigations into Visa’s cross border MIF arrangements for deferred debit and credit transactions. On 31 July 2012 the EC announced that it had issued Visa with a supplementary Statement of Objections regarding consumer credit cards in the EEA. On 14 May 2013, the EC announced it had reached an agreement with Visa regarding immediate cross border credit card MIF rates. The agreement has now been market tested and its final publication is awaited.

In addition, the EC has proposed a draft regulation on interchange fees for card payments. The draft regulation is subject to a consultation process, prior to being finalised and enacted. It is currently expected that the regulation will be enacted by the end of 2014/early 2015 at the earliest. The draft regulation proposes the capping of both cross-border and domestic MIF rates for debit and credit consumer cards, to take place in two phases. The draft regulation also sets out other proposals for reform including to the Honour All Cards Rule so merchants will be required to accept all cards with the same level of MIF but not cards with different MIF levels.

In the UK, the Office of Fair Trading (OFT) has ongoing investigations into domestic interchange fees applicable in respect of Visa and MasterCard consumer and commercial credit and debit card transactions. The OFT has not made a finding of an infringement of competition law and has not issued a Statement of Objections to any party in connection with those investigations. In February 2013 the OFT confirmed that while reserving its right to do so, it does not currently expect to issue Statements of Objections in respect of these investigations (if at all) prior to the handing down of the judgment of the Court of Justice in the matter of MasterCard's appeal against the EC’s 2007 infringement decision.

The outcomes of these ongoing investigations, proceedings and proposed regulation are not yet known, but they may have a material adverse effect on the structure and operation of four party card payment schemes in general and, therefore, on the Group’s business in this sector.

Payment Protection Insurance

The FSA conducted a broad industry thematic review of Payment Protection Insurance (PPI) sales practices and in September 2008, the FSA announced that it intended to escalate its level of regulatory intervention. Substantial numbers of customer complaints alleging the mis-selling of PPI policies have been made to banks and to the Financial Ombudsman Service (FOS) and many of these are being upheld by the FOS against the banks.

Notes

13. Litigation, investigations and reviews (continued)

The FSA published a final policy statement in August 2010 imposing significant changes with respect to the handling of complaints about the mis-selling of PPI. In October 2010, the British Bankers’ Association (BBA) filed an application for judicial review of the FSA’s policy statement and of related guidance issued by the FOS. In April 2011 the High Court issued judgment in favour of the FSA and the FOS and in May 2011 the BBA announced that it would not appeal that judgment. The Group then reached agreement with the FSA on a process for implementation of its policy statement and for the future handling of PPI complaints. Implementation of the agreed processes is currently under way. The Group has made provisions totalling £3.1 billion to date for this matter, including £900 million in 2013, of which £2.2 billion has been utilised at 31 December 2013.

Personal current accounts / retail banking

In July 2008, the OFT published a market study report into Personal Current Accounts (PCAs) raising concerns as regards the way the market was functioning. In October 2009 the OFT summarised initiatives agreed with industry to address these concerns. In December 2009, the OFT published a further report in which it stated that it continued to have significant concerns about the operation of the PCA market in the UK, in particular in relation to unarranged overdrafts, and that it believed that fundamental changes were required for the market to work in the best interests of bank customers. In March 2010, the OFT announced that it had secured agreement from the banks on four industry-wide initiatives designed to address its concerns, namely minimum standards on the operation of opt-outs from unarranged overdrafts, new working groups on information sharing with customers, best practice for PCA customers in financial difficulties and incurring charges, and PCA providers to publish their policies on dealing with PCA customers in financial difficulties. The OFT also announced that it would conduct six-monthly reviews and would also review the market again fully in 2012 and undertake a brief analysis on barriers to entry.

The first six-monthly review was completed in September 2010. The OFT noted progress in switching, transparency and unarranged overdrafts for the period March to September 2010 and highlighted further changes it wanted to see in the market. In March 2011, the OFT published the next update report in relation to PCAs. This noted further progress in improving consumer control over the use of unarranged overdrafts. In particular, the Lending Standards Board had led on producing standards and guidance to be included in a revised Lending Code. The OFT stated it would continue to monitor the market and would consider the need for, and appropriate timing of, further update reports in light of other developments, in particular the work of the UK Government’s Independent Commission on Banking (ICB).

Additionally, in May 2010, the OFT announced its review of barriers to entry. The review concerned retail banking and banking for small and medium size enterprises (SMEs) (up to £25 million turnover). The OFT published its report in November 2010. It advised that it expected its review to be relevant to the ICB, the FSA, HM Treasury and the Department for Business, Innovation and Skills and to the devolved governments in the UK. The OFT did not indicate whether it would undertake any further work. The report maintained that barriers to entry remain, in particular regarding switching, branch networks and brands.

At this stage, it is not possible to estimate the effect of the OFT’s report and recommendations regarding barriers to entry upon the Group.

On 13 July 2012, the OFT launched its planned full review of the PCA market. The review was intended to consider whether the initiatives agreed by the OFT with banks to date have been successful and whether the market should be referred to the Competition Commission (CC) for a fuller market investigation.

Notes

13. Litigation, investigations and reviews (continued)

The OFT’s PCA report was published on 25 January 2013. The OFT acknowledged some specific improvements in the market since its last review but concluded that further changes are required to tackle ongoing concerns, including a lack of switching, the ability of consumers to compare products and the complexity of overdraft charges. However, the OFT recognised at the time it published the report that a number of major developments were expected over the coming months including divestment of branches, improvements in account switching and assistance to customers to compare products and services. Therefore the OFT decided not to refer the market to the CC but said that it expected to return to the question of a referral to the CC in 2015, or before. The OFT also announced that it will be carrying out behavioural economic research on the way consumers make decisions and engage with retail banking service, and will study the operation of payment systems as well as the SME banking market.

SME banking market study

The OFT announced its market study on competition in banking for SMEs in England and Wales, Scotland and Northern Ireland on 19 June 2013. The OFT has been seeking views on the scope of the market study and on 27 September 2013 published an update paper setting out its proposed scope. The OFT expects to report on the market study in early 2014.

Credit default swaps (CDS) investigation

The Group is a party to the EC’s antitrust investigation into the CDS information market. The Group is co-operating fully with the EC's investigation and in July 2013 received a Statement of Objections from the EC. The EC has raised concerns that a number of banks, Markit and ISDA may have jointly prevented exchanges from entering the CDS market. At this stage, the Group cannot estimate reliably what effect the outcome of the investigation may have on the Group, which may be material.

Securitisation and collateralised debt obligation business

In the United States, the Group is involved in reviews, investigations and proceedings (both formal and informal) by federal and state governmental law enforcement and other agencies and self-regulatory organisations relating to, among other things, issuance, underwriting and trading in mortgage-backed securities, collateralised debt obligations (CDOs), and synthetic products. In connection with these inquiries, Group companies have received requests for information and subpoenas seeking information about, among other things, the structuring of CDOs, financing to loan originators, purchase of whole loans, sponsorship and underwriting of securitisations, due diligence, representations and warranties, communications with ratings agencies, disclosure to investors, document deficiencies, trading activities and repurchase requests.

On 7 November 2013, the Group announced that it had settled with the US Securities and Exchange Commission (‘the SEC’) over its investigation of RBS Securities Inc. relating to due diligence conducted in connection with a 2007 offering of residential mortgage-backed securities and corresponding disclosures. Pursuant to the settlement, RBS Securities Inc., without admitting or denying the SEC's allegations, consented to the entry of a final judgment ordering certain relief, including an injunction and the payment of approximately US$153 million in disgorgement, penalties, and interest. The settlement was subsequently approved by the United States District Court for the District of Connecticut. The Group co-operated fully with the SEC throughout the investigation.

Also in October 2010, the SEC commenced an inquiry into document deficiencies and repurchase requests with respect to certain securitisations, and in January 2011, this was converted to a formal investigation. Among other matters, the investigation seeks information related to document deficiencies and remedial measures taken with respect to such deficiencies. The investigation also seeks information related to early payment defaults and loan repurchase requests.

Notes

13. Litigation, investigations and reviews (continued)

In 2007, the New York State Attorney General issued subpoenas to a wide array of participants in the securitisation and securities industry, focusing on the information underwriters obtained from the independent firms hired to perform due diligence on mortgages. The Group completed its production of documents requested by the New York State Attorney General in 2008, principally producing documents related to loans that were pooled into one securitisation transaction. In May 2011, at the New York State Attorney General's request, representatives of the Group attended an informal meeting to provide additional information about the Group's mortgage securitisation business. The investigation is ongoing and the Group continues to provide the requested information.

US mortgages - loan repurchase matters

The Group’s Markets business in North America has been a purchaser of non-agency US residential mortgages in the secondary market, and an issuer and underwriter of non-agency residential mortgage-backed securities (RMBS). Markets did not originate or service any US residential mortgages and it was not a significant seller of mortgage loans to government sponsored enterprises (GSEs) (e.g. the Federal National Mortgage Association and the Federal Home Loan Mortgage Association).

In issuing RMBS, Markets generally assigned certain representations and warranties regarding the characteristics of the underlying loans made by the originator of the residential mortgages; however, in some circumstances, Markets made such representations and warranties itself. Where Markets has given those or other representations and warranties (whether relating to underlying loans or otherwise), Markets may be contractually required to repurchase such loans or indemnify certain parties against losses for certain breaches of such representations and warranties. In certain instances where it is required to repurchase loans or related securities, Markets may be able to assert claims against third parties who provided representations or warranties to Markets when selling loans to it, although the ability to recover against such parties is uncertain. Between the start of 2009 and 31 December 2013, Markets received approximately US$741 million in repurchase demands in respect of loans made primarily from 2005 to 2008 and related securities sold where obligations in respect of contractual representations or warranties were undertaken by Markets. However, repurchase demands presented to Markets are subject to challenge and rebuttal by Markets.

RBS Citizens Financial Group, Inc (RBS Citizens) has not been an issuer or underwriter of non-agency RMBS. However, RBS Citizens is an originator and servicer of residential mortgages, and it routinely sells such mortgage loans in the secondary market and to GSEs. In the context of such sales, RBS Citizens makes certain representations and warranties regarding the characteristics of the underlying loans and, as a result, may be contractually required to repurchase such loans or indemnify certain parties against losses for certain breaches of the representations and warranties concerning the underlying loans. Between the start of 2009 and 31 December 2013, RBS Citizens received US$208 million in repurchase demands in respect of loans originated primarily since 2003. However, repurchase demands presented to RBS Citizens are subject to challenge and rebuttal by RBS Citizens.

Although there has in recent times been disruption in the ability of certain financial institutions operating in the United States to complete foreclosure proceedings in respect of US mortgage loans in a timely manner or at all (including as a result of interventions by certain states and local governments), to date, RBS Citizens has not been materially impacted by such disruptions and the Group has not ceased making foreclosures.

Notes

13. Litigation, investigations and reviews (continued)

The Group cannot currently estimate what the ultimate exposure may be with respect to repurchase demands. Furthermore, the Group is unable to estimate the extent to which the matters described above will impact it, and future developments may have an adverse impact on the Group’s net assets, operating results or cash flows in any particular period.

RBS Citizens consent orders

The activities of RBS Citizens' two US bank subsidiaries - RBS Citizens, N.A. and Citizens Bank of Pennsylvania - are subject to extensive US laws and regulations concerning unfair or deceptive acts or practices in connection with customer products. Certain of the bank subsidiaries’ practices with respect to overdraft protection and other consumer products have not met applicable standards. The bank subsidiaries have implemented and are continuing to implement changes to bring their practices in conformity with applicable laws and regulations. In April 2013, the bank subsidiaries consented to the issuance of orders by their respective primary federal banking regulators, the Office of the Comptroller of the Currency (OCC) and the Federal Deposit Insurance Corporation (FDIC) (the Consent Orders). In the Consent Orders (which are publicly available and will remain in effect until terminated by the regulators), the bank subsidiaries neither admitted nor denied the regulators’ findings that they had engaged in deceptive marketing and implementation of the bank's overdraft protection programme, checking rewards programmes, and stop-payment process for pre-authorised recurring electronic fund transfers.

The Consent Orders require the bank subsidiaries to pay a total of US$10 million in civil monetary penalties, to develop plans to provide restitution to affected customers (the amount of which is anticipated to be approximately US$8 million), to cease and desist any operations in violation of Section 5 of the Federal Trade Commission Act, and to submit to the regulators periodic written progress reports regarding compliance with the Consent Orders.

In addition, RBS Citizens, N.A. agreed to take certain remedial actions to improve its compliance risk management systems and to create a comprehensive action plan designed to achieve compliance with the Consent Order. Restitution plans have been prepared and submitted for approval, and RBS Citizens, N.A. has submitted for approval and is in the process of implementing its action plan for compliance with the Consent Order, as well as updated policies, procedures and programmes related to its compliance risk management systems. In addition to the above, the bank subsidiaries could face further formal administrative enforcement actions from their federal supervisory agencies, including the assessment of civil monetary penalties and restitution, relating to issues arising from other consumer products.

Notes

13. Litigation, investigations and reviews (continued)

Governance and risk management consent order

On 27 July 2011, the Group agreed with the Board of Governors of the Federal Reserve System, the New York State Banking Department, the Connecticut Department of Banking, and the Illinois Department of Financial and Professional Regulation to enter into a consent Cease and Desist Order (the Order) to address deficiencies related to governance, risk management and compliance systems and controls in RBS plc and RBS N.V. branches. In the Order, the Group agreed to create the following written plans or programmes:

●

a plan to strengthen board and senior management oversight of the corporate governance, management, risk management, and operations of the Group’s U.S. operations on an enterprise-wide and business line basis,

●	an enterprise-wide risk management programme for the Group’s U.S. operations,
●	a plan to oversee compliance by the Group’s U.S. operations with all applicable U.S. laws, rules, regulations, and supervisory guidance,
●	a Bank Secrecy Act/anti-money laundering compliance programme for the RBS plc and RBS N.V. branches in the U.S. (the U.S. Branches) on a consolidated basis,
●	a plan to improve the U.S. Branches’ compliance with all applicable provisions of the Bank Secrecy Act and its rules and regulations as well as the requirements of Regulation K of the Federal Reserve,
●

a customer due diligence programme designed to reasonably ensure the identification and timely, accurate, and complete reporting by the U.S. Branches of all known or suspected violations of law or suspicious transactions to law enforcement and supervisory authorities, as required by applicable suspicious activity reporting laws and regulations, and

●	a plan designed to enhance the U.S. Branches’ compliance with OFAC requirements.

The Order (which is publicly available) identified specific items to be addressed, considered, and included in each proposed plan or programme. The Group also agreed in the Order to adopt and implement the plans and programmes after approval by the regulators, to fully comply with the plans and programmes thereafter, and to submit to the regulators periodic written progress reports regarding compliance with the Order. The Group has created, submitted, and adopted plans and/or programmes to address each of the areas identified above. In connection with the Group's efforts to implement these plans and programmes, it has, among other things, made investments in technology, hired and trained additional personnel, and revised compliance, risk management, and other policies and procedures for the Group's U.S. operations. The Group continues to test the effectiveness of the remediation efforts undertaken by the Group to ensure they are sustainable and meet regulators' expectations. Furthermore, the Group continues to work closely with the regulators in its efforts to fulfil its obligations under the Order, which will remain in effect until terminated by the regulators.

The Group may become subject to formal and informal supervisory actions and may be required by its US banking supervisors to take further actions and implement additional remedial measures with respect to these and additional matters. The Group's activities in the United States may be subject to significant limitations and/or conditions.

Notes

13. Litigation, investigations and reviews (continued)

US dollar processing consent order

The Group’s operations include businesses outside the United States that are responsible for processing US dollar payments. On 11 December 2013 the Group and The Royal Bank of Scotland plc announced that they had reached a settlement with the Board of Governors of the Federal Reserve System (Fed), the New York State Department of Financial Services (DFS), and the Office of Foreign Assets Control (OFAC) with respect to The Royal Bank of Scotland plc's historical compliance with US economic sanction regulations outside the US. In settlement with the above authorities, The Royal Bank of Scotland plc agreed to pay US$100 million in total, including US$50 million to the Fed, of which US$33 million was deemed to satisfy the OFAC penalty, and US$50 million to DFS.

As part of the settlement, the Group and The Royal Bank of Scotland plc entered into a consent Cease and Desist Order with the Fed (the Order) indicating, among other things, that: (a) the Group and The Royal Bank of Scotland plc lacked adequate risk management and legal review policies and procedures to ensure that activities conducted outside the United States comply with applicable OFAC regulations; (b) from at least 2005 to 2008, certain business lines within The Royal Bank of Scotland plc developed and implemented policies and procedures for processing U.S. dollar-denominated funds transfers through unaffiliated U.S. financial institutions involving parties subject to OFAC Regulations that omitted relevant information from payment messages necessary for the U.S. financial institutions to determine whether these transactions were carried out in a manner consistent with U.S. law; and (c) the Group continues to implement improvements in its oversight and compliance programme for activities involving offices outside the United States that impact the ability of U.S. financial institutions to comply with applicable OFAC sanctions. In the Order (which is publicly available), the Group agreed to create an OFAC compliance programme to ensure compliance with OFAC regulations by the Group's global business lines outside of the United States, and to adopt, implement, and comply with the programme. The programme is to be submitted to the Federal Reserve Bank of Boston (Reserve Bank) for approval by 11 March 2014.

Sixty days after approval of the programme, the Group is to complete a global OFAC risk assessment and submit it to the Reserve Bank and the FCA. The Group also agreed in the Order to hire an independent consultant (subject to approval by the Reserve Bank and the FCA) to conduct an annual OFAC compliance review involving a review of compliance policies and their implementation and an appropriate risk-focused sampling of U.S. dollar payments. The Order further requires the Group to submit quarterly written progress reports to the Reserve Bank detailing the form and manner of all actions taken to secure compliance with the Order. It was also announced that the US Department of Justice and the New York County District Attorney’s Office had concluded their parallel criminal investigations and do not intend to take any action against The Royal Bank of Scotland plc.

US/Swiss tax programme

In August 2013, the DOJ announced a programme for Swiss banks (the Programme), to settle the long-running dispute between the US tax authorities and Switzerland regarding the role of Swiss banks in concealing the assets of US tax payers in offshore accounts. The Programme provides Swiss banks with an opportunity to obtain resolution, through non-prosecution agreements or non-target letters, concerning their status in connection with the DOJ’s investigations.

Notes

13. Litigation, investigations and reviews (continued)

Coutts & Co AG (Coutts), a member of the Group incorporated in Switzerland, has notified the DOJ that it intends to participate in the Programme based on the possibility that some of its clients may not have declared their assets in compliance with US tax laws. The Programme requires a detailed review of all US related accounts. The review is due to be completed and the results presented to the DOJ later in 2014.

14. Other developments

Rating agencies

Moody’s Investors Service

On 5 November 2013, Moody’s Investors Service (“Moody’s”) concluded a previous review for possible downgrade on the Group that had been initiated on 5 July 2013. The ratings of RBS Group plc and certain subsidiaries including RBS plc, National Westminster Bank Plc, RBS N.V., Ulster Bank Limited and Ulster Bank Ireland Limited were confirmed as unchanged. The conclusion of this review followed the Group’s announcement that it would be setting up an internal bad bank rather than an external bad bank. On 6 November 2013, Moody’s similarly closed a review for possible downgrade on the long term ratings of RBS Citizens N.A. and Citizens Bank of Pennsylvania by confirming long and short term ratings of these entities as unchanged.

On 12 February 2014, Moody’s placed the long term ratings of RBS Group plc and certain subsidiaries including RBS plc, National Westminster Bank Plc, RBS N.V., RBS Citizens N.A. and Citizens Bank of Pennsylvania on review for possible downgrade. Moody’s’ rating action was prompted by their concerns that the Group’s capitalisation is vulnerable to short-term shocks. Despite these short-term concerns, Moody’s confirmed it expects the Group’s capitalisation to improve over the medium-term as the Group’s recovery plan is progressed.

Standard & Poor’s

On 7 November 2013, Standard & Poor’s (“S&P”) lowered by one notch its long term ratings of RBS Group plc and certain subsidiaries. RBS Group plc long term ratings were lowered to 'BBB+' from 'A-'. Short term ratings remained unchanged. The long and short term ratings of RBS plc, National Westminster Bank Plc, RBS N.V., RBS Citizens Bank, N.A. and Citizens Bank of Pennsylvania were lowered to 'A-' (long term)/'A-2' (short term) from 'A'/'A-1'. A negative outlook was maintained on long term ratings and primarily reflects S&P’s wider UK banking industry concerns.

The rating action followed S&P’s decision to remove a ‘positive transition’ notch that had been included in the Group’s ratings since 2011 in recognition of restructuring progress made. S&P’s decision was prompted by the Group’s announcement in November 2013 that it would further extend its restructuring timeline, by creating an internal bad bank, and S&P’s concerns on the Group’s execution risk, litigation risk and the potential for further conduct related fines.

The long and short term ratings of Ulster Bank Limited and Ulster Bank Ireland Limited were not affected by S&P’s rating action on the Group and these were affirmed as unchanged. Long term ratings were maintained on a negative outlook.

Notes

14. Other developments (continued)

Fitch Ratings

On 4 November 2013, following the Group’s announcement of its intention to fully divest RBS Citizens Financial Group, Inc, Fitch Ratings (“Fitch”) downgraded its ratings of this entity and subsidiaries, RBS Citizens, N.A. and Citizens Bank of Pennsylvania, by one notch to 'BBB+' (long term)/'F2' (short term) from 'A-'/'F1'. The rating action in effect removed one notch of Group support previously included in the ratings of these entities. No other material rating actions were undertaken by Fitch during the quarter on the Group or its subsidiaries. Outlooks assigned remained stable.

15. Post balance sheet events

RBS Capital Resolution

In November 2013, the Group announced the creation of RBS Capital Resolution (RCR), to manage a pool of assets with particularly high long term capital intensity and/or potentially volatile outcomes in stressed environments. RCR became operational on 1 January 2014 with a portfolio of £29 billion assets.

Sale of selected Chicago-area operations of RBS Citizens

On 7 January 2014, the Group announced that RBS Citizens Financial Group, Inc. had reached agreement to sell its Chicago-area retail branches, small business operations and select middle market relationships in the Chicago market to U.S. Bank National Association, a subsidiary U.S. Bancorp. The sale includes 94 Charter One branches in the Chicago area, $5.3 billion in local deposits and $1.1 billion in locally originated loans for a deposit premium of approximately $315 million, or 6 percent of deposits. The transaction is subject to regulatory approval and is anticipated to close in mid-2014.

Notes

15. Post balance sheet events (continued)

Disposal of Structured Retail Investor Products and Equity Derivatives Businesses

On 19 February 2014, the Group announced that it had reached agreement with BNP Paribas S.A. for the disposal of assets and liabilities related to its structured retail investor products and equity derivatives businesses, and associated market-making activities. The disposal is subject to competition approval and will be implemented on a phased basis during 2014 and 2015. The consideration is not material.

Strategic review

In November 2013, the Group announced that it was undertaking a comprehensive business review of its customer-facing businesses, IT and operations and organisational and decision making structures.

As described on page 17, the Group has announced the results of its Strategic review, resulting in it being realigned into three businesses: Personal & Business Banking, Commercial & Private Banking, and Corporate & institutional Banking. In addition, the Group will be rationalising and simplifying its systems, based on a target architecture with improved resilience.

Direct Line Insurance Group (DLG)

On 26 February 2014 RBS announced that it had entered into a placing agreement to complete the sale of its residual interest in DLG (except for 4.2 million shares held to satisfy long term incentive plan awards granted by RBS to DLG management). Accordingly, on settlement of the placing, the Group will have completed the disposal as required by the European Commission.

Other than as detailed above, there have been no significant events between 31 December 2013 and the date of approval of this announcement which would require a change to or additional disclosure in the announcement.

16. Trust preferred securities

The Group has issued trust preferred securities through trusts 100% owned by the Group (through partnership interests held by RBSG Capital Corporation and RBS) which meet the definition of a finance subsidiary in Regulation S-X, Rule 3-10. The securities represent undivided beneficial interests in the assets of the trusts, which consist of partnership preferred securities representing non-cumulative perpetual preferred limited partnership interests issued by Delaware limited partnerships. The Royal Bank of Scotland Group plc has provided subordinated guarantees for the benefit of the holders of the trust preferred securities and the partnership preferred securities. Under the terms of the guarantees, the Group has fully and unconditionally guaranteed on a subordinated basis, payments on such trust preferred securities and partnership preferred securities, to the extent they are due to be paid and have not been paid by, or on behalf of the trusts and the partnerships, as the case may be. Following implementation of IFRS 10 the trusts are no longer consolidated by the Group. For those trust preferred securities that were classified as non-controlling interests, the Group’s outstanding instruments with the trusts have been classified as Other equity.  For those securities that were classified as subordinated liabilities, the Group’s outstanding instruments with the trusts are classified as subordinated liabilities.

Risk and balance sheet management

Presentation of information	137
General overview	137

Capital management
Capital and leverage ratios	140
Capital resources	141
Estimated leverage ratio	145
Risk-weighted assets	148

Liquidity and funding risk
Overview	150
Liquidity risk	150
Funding risk	153
Encumbrance	157

Credit risk
Financial assets	161
Loans and related credit metrics	162
Debt securities	170
Derivatives	171
Key loan portfolios	172

Market risk
Trading portfolios	190
Non-traded interest rate risk	192
Foreign exchange risk	195

Country risk
Overview	196
Summary of country exposures	198

Risk and balance sheet management

Presentation of information

In the balance sheet, all assets of disposal groups are presented as a single line as required by IFRS. In the risk and balance sheet management section, balances and exposures relating to disposal groups are included within risk measures for all periods presented, as permitted by IFRS.

General overview

The Group’s main risks as well as top and emerging risks are described in the Risk and balance sheet management section of the Group’s 2013 20-F (refer also to Risk factors on pages 200 to 202). The following table defines and presents a summary of the key developments for each risk type during 2013.

Risk type	Definition	2013 summary
Capital adequacy risk	The risk that the Group has insufficient capital.

The Group’s Core Tier 1 ratio on a Basel 2.5 basis was 10.9% and on a fully loaded Basel III basis (FLB3) was 8.6% at 31 December 2013. The Group is targeting a FLB3 Common Equity Tier 1 ratio of c.11% by the end of 2015 and 12% or above by the end of 2016. The timely run-down of RCR and the successful divestment of Citizens, are key to the achievement of our capital plans.

Liquidity and funding risk	The risk that the Group is unable to meet its financial liabilities as they fall due.

Liquidity and funding metrics continued to strengthen with short-term wholesale funding now £32.4 billion, covered more than four times by a liquidity portfolio of £146.1 billion. Liquidity coverage and net stable funding ratios also improved.

Credit risk	The risk of financial loss due to the failure of a customer, or counterparty, to meet its obligation to settle outstanding amounts.

During 2013, loan impairment charges were £8.4 billion, of which £4.5 billion related to the creation of RCR and the related strategy. Excluding the increased impairments relating to RCR, loan impairment losses fell by £1.4 billion. Impairment provisions now cover risk elements in lending of £39.4 billion by 64%, up from 52% a year ago. Credit risk RWAs reduced by 16% to £313.4 billion, within which counterparty risk RWAs more than halved to £22.3 billion, reflecting risk reduction and core product focus in Markets as well as Non-Core disposals and run-off.

Market risk

The risk of loss arising from fluctuations in interest rates, credit spreads, foreign currency rates, equity prices, commodity prices and other risk-related factors such as market volatilities that may lead to a reduction in earnings, economic value or both.

Average trading VaR decreased significantly from £97 million to £79 million reflecting risk reduction and capital management focus.
Country risk	The risk of losses occurring as a result of either a country event or unfavourable country operating conditions.

Balance sheet exposure to eurozone periphery countries continued to reduce, down by 11% to £52.9 billion at the end of 2013, of which 70% related to Ireland, primarily reflecting exposures in Ulster Bank.

Risk and balance sheet management

General overview (continued)

Risk type	Definition	2013 summary
Conduct risk	The risk that the conduct of the Group and its staff towards its customers, or within the markets in which it operates, leads to reputational damage and/or financial loss.

The focus in 2013 was on placing conduct risk at the centre of the Group’s philosophy and on completing the development of the risk framework. Promoting understanding of conduct issues and ensuring compliance with regulations and rules are priorities for the Group.

Pension risk

The risk to a firm caused by its contractual or other liabilities to, or with respect to, its pension schemes, whether established for its employees or for those of a related company or otherwise. It also means the risk that the firm will make payments or other contributions to, or with respect to, a pension scheme because of a moral obligation, or because the firm considers that it needs to do so for some other reason.

In 2013, various pension risk stress testing initiatives were undertaken, focused both on internally defined scenarios and on scenarios designed to meet integrated PRA stress testing requirements.
Operational risk	The risk of loss resulting from inadequate or failed processes, people, systems or from external events.

In 2013, the focus was on continued implementation and embedding of risk assessments across the Group, including the strengthening of links between risk assessments and other elements of the Group operational risk framework. In addition, risk assessments were increasingly used to identify single points of failure.

Regulatory risk

The risk of material loss or liability, legal or regulatory sanctions, or reputational damage, resulting from the failure to comply with (or adequately plan for changes to) relevant official sector policy, laws, regulations, or major industry standards, in any location in which the Group operates.

The Group’s existing Compliance and Regulatory Affairs teams were brought together in H2 2013, following the creation of the role of Group Head of Conduct and Regulatory Affairs. Other enhancements made during 2013 included the creation of a more centralised approach to assurance activities and the introduction of a new ‘Centres of Expertise’ model for the management of regulatory developments, bringing together divisional and functional resources to manage issues more efficiently.

Risk and balance sheet management

General overview (continued)

Risk type	Definition	2013 summary
Reputational risk	The risk of brand damage and/or financial loss due to a failure to meet stakeholders’ expectations of the Group.

The reputational risk framework is aligned with the Group’s focus on serving customers well, strategic objectives and the risk appetite goal of maintaining stakeholder confidence.

In 2013, the Environmental, Social and Ethical risk management function was set up to address the reputational risk associated with the clients the Group chooses to do business with. It sets policy and provides guidance to avoid reputational risk relating to business engagements and lending to clients in sensitive industry sectors.

Business risk	The risk of losses as a result of adverse variance in the Group’s revenues and/or costs relative to its business plan and strategy.

The Group Board has ultimate responsibility for business risk through the achievement of the Group’s business plan. The primary responsibility for divisional financial performance rests with the divisional Chief Executive Officer supported by divisional Executive Committees and functions.

In 2013, the management and measurement of business risk was enhanced with an increased focus on stress testing.

The Group responded to business risk challenges by focusing on the management of net interest margin in order to sustain and grow revenues. In addition, it introduced cost management programmes to deliver substantial savings.

Strategic risk	The risk that the Group will make inappropriate strategic choices, or that there will be changes in the external environment to which the Group fails to adapt its strategies.

The Group is focusing on reducing strategic risk following a wide-ranging review to analyse core activities and formulate an appropriate plan, including rationalisation where necessary, to address the business challenges of the next five years.

The successful execution of this strategy is set against a background of increasing regulatory demands and scrutiny as well as a challenging macroeconomic environment. Successful and timely execution of the strategy will be key to the future success of the Group.

Political risk	The risk to the Group’s business and operations of the referendum on Scottish independence.

During 2013, the focus on the question of potential Scottish independence from the UK has heightened and the Scottish government will be holding a referendum in September 2014. A vote in favour of Scottish independence would be likely to significantly impact the Group’s credit ratings and could also impact the fiscal, monetary, legal and regulatory landscape to which the Group is subject. Were Scotland to become independent, it may also affect Scotland’s status in the EU.

Risk and balance sheet management

Capital management

Introduction

The Group aims to maintain an appropriate level of capital to meet its business needs and regulatory requirements, and operates within an agreed risk appetite. The appropriate level of capital is determined based on the dual aims of: (i) meeting minimum regulatory capital requirements; and (ii) ensuring the Group maintains sufficient capital to uphold customer, investor and rating agency confidence in the organisation, thereby supporting the business franchise and funding capacity.

Capital and leverage ratios

The Group’s capital, RWAs and risk asset ratios, on the basis of current rules (Basel 2.5) and fully loaded Capital Requirements Regulation (CRR or FLB3), calculated in accordance with PRA definitions, are set out below.

Current rules	31 December	30 September	31 December
	2013	2013	2012
Capital	£bn	£bn	£bn

Core Tier 1	42.2	47.5	47.3
Tier 1	50.6	56.6	57.1
Total	63.7	66.6	66.8

RWAs by risk

Credit risk
- non-counterparty	291.1	303.1	323.2
- counterparty	22.3	34.5	48.0
Market risk	30.3	30.6	42.6
Operational risk	41.8	41.8	45.8

	385.5	410.0	459.6

Risk asset ratios	%	%	%

Core Tier 1	10.9	11.6	10.3
Tier 1	13.1	13.8	12.4
Total	16.5	16.2	14.5

	31 December	30 September	31 December
Estimated FLB3 (1)	2013	2013	2012

Common Equity Tier 1 (CET1) capital	£36.8bn	£41.1bn	£37.9bn
RWAs	£429.1bn	£452.5bn	£494.6bn
CET1 ratio	8.6%	9.1%	7.7%
Leverage ratio	3.5%	3.6%	3.1%

Note:

(1)	Calculated on the basis disclosed on page 144.

Risk and balance sheet management

Capital and leverage ratios (continued)

Key points

•

Core Tier 1 capital ratios, under current rules and the fully loaded Basel III basis, improved by 60 basis points and 90 basis points respectively in the year. The benefit of lower RWAs was partially offset by the significant attributable loss for the year. The establishment of RCR and the related impairments reduced the ratios by c.10 basis points and c.20 basis points respectively.

•

RWA decreases under current rules were primarily in Markets (£36.8 billion) as a result of balance sheet and risk reduction, and in Non-Core (£31.2 billion) reflecting disposal of capital intensive portfolios and run-off.

•	The Group continues to target a CET1 ratio of c.11% by the end of 2015 and 12% or above by the end of 2016 on a FLB3 basis.

•

The Group has announced plans to accelerate the divestment of RBS Citizens. Preparations for a partial initial public offering in 2014 is on track and the Group intends to fully divest the business by the end of 2016, benefiting CET1.

Capital resources
	31 December 2013			31 December 2012
	Current	Transitional	Full	Current	Transitional	Full
	basis	basis	basis	basis	basis	basis
	(Basel 2.5)	(PRA)	(final CRR)	(Basel 2.5)	(draft CRR)	(draft CRR)
	£m	£m	£m	£m	£m	£m

Shareholders' equity (excluding non-controlling
interests)
Shareholders' equity	58,742	58,742	58,742	68,678	68,678	68,168
Preference shares - equity	(4,313)	(4,313)	(4,313)	(4,313)	(4,313)	(4,313)
Other equity instruments	(979)	(979)	(979)	(979)	(979)	(979)

	53,450	53,450	53,450	63,386	63,386	62,876
Non-controlling interests
Non-controlling interests	473	-	-	1,770	1,770	1,770
Regulatory adjustments to non-controlling interests	-	-	-	(1,367)	(1,367)	(1,770)
	473	-	-	403	403	-
Regulatory adjustments and deductions
Own credit	726	601	601	691	691	493
Defined benefit pension fund adjustment	362	(172)	(172)	913	(144)	(144)
Net unrealised AFS losses	308	-	-	346	346	-
Cash flow hedging reserve	84	84	84	(1,666)	(1,666)	(1,666)
Other regulatory adjustments	(103)	(55)	(55)	(197)	-	-
Deferred tax assets	-	(2,260)	(2,260)	-	(323)	(3,231)
Prudential valuation adjustments	-	(781)	(781)	-	(310)	(310)
Qualifying deductions exceeding Additional Tier 1 (AT1) capital	-	-	-	-	(8,420)	-
Goodwill and other intangible assets	(12,368)	(12,368)	(12,368)	(13,545)	-	(13,956)
50% of expected losses less impairment provisions	(19)	(1,731)	(1,731)	(1,904)	-	(6,154)
50% of securitisation positions	(748)	-	-	(1,107)	-	-

	(11,758)	(16,682)	(16,682)	(16,469)	(9,826)	(24,968)

Core Tier 1 capital	42,165	36,768	36,768	47,320	53,963	37,908

Risk and balance sheet management

Capital resources (continued)
	31 December 2013			31 December 2012
	Current	Transitional	Full	Current	Transitional	Full
	basis	basis	basis	basis	basis	basis
	(Basel 2.5)	(PRA)	(final CRR)	(Basel 2.5)	(draft CRR)	(draft CRR)
	£m	£m	£m	£m	£m	£m

Other Tier 1 capital
Preference shares - equity	4,313	-	-	4,313	-	-
Preference shares - debt	911	-	-	1,054	-	-
Innovative/hybrid Tier 1 securities	4,207	-	-	4,125	-	-
Qualifying Tier 1 capital and related share premium subject
to phase out from AT1 capital	-	5,831	-	-	4,571	-
Qualifying Tier 1 capital included in consolidated AT1
capital issued by subsidiaries and held by third parties	-	1,749	-	-	4,042	-
	9,431	7,580	-	9,492	8,613	-
Tier 1 deductions
50% of material holdings	(976)	-	-	(295)	-	-
Tax on expected losses less impairment provisions	6	-	-	618	-	-
Other regulatory adjustments	-	-	-	-	(17,033)	-
	(970)	-	-	323	(17,033)	-
Qualifying deductions exceeding AT1 capital	-	-	-	-	8,420	-

Total Tier 1 capital	50,626	44,348	36,768	57,135	53,963	37,908

Qualifying Tier 2 capital
Undated subordinated debt	2,109	-	-	2,194	-	-
Dated subordinated debt - net of amortisation	12,436	-	-	13,420	-	-
Qualifying items and related share premium	-	4,431	3,582	-	2,774	7,292
Qualifying own funds instruments issued by subsidiaries
and held by third parties	-	9,374	5,151	-	12,605	5,185
Unrealised gains on AFS equity shares	114	-	-	63	-	-
Collectively assessed impairment provisions	395	-	-	399	399	399
	15,054	13,805	8,733	16,076	15,778	12,876

Tier 2 deductions
50% of securitisation positions	(748)	-	-	(1,107)	-	-
50% of standardised expected losses less impairment provisions	(25)	-	-	(2,522)	(3,077)	-
50% of material holdings	(976)	-	-	(295)	-	-
	(1,749)	-	-	(3,924)	(3,077)	-
Total Tier 2 capital	13,305	13,805	8,733	12,152	12,701	12,876

Supervisory deductions
Unconsolidated investments
- Direct Line Group	-	-	-	(2,081)	-	-
- Other investments	(36)	-	-	(162)	-	-
Other deductions	(236)	-	-	(244)	-	-
	(272)	-	-	(2,487)	-	-

Total regulatory capital	63,659	58,153	45,501	66,800	66,664	50,784

Risk and balance sheet management

Capital resources (continued)

The table below analyses the movements in Core Tier 1, Other Tier 1 and Tier 2 capital on a Basel 2.5 basis during the year ended 31 December 2013.

				Supervisory
	Core Tier 1	Other Tier 1	Tier 2	deductions	Total
	£m	£m	£m	£m	£m

At 1 January 2013	47,320	9,815	12,152	(2,487)	66,800
Attributable loss net of movements in fair value of own credit	(8,961)	-	-	-	(8,961)
Share capital and reserve movements in respect of employee
share schemes	200	-	-	-	200
Ordinary shares issued	264	-	-	-	264
Foreign exchange reserve	(217)	-	-	-	(217)
Foreign exchange movements	-	(93)	(106)	-	(199)
Actuarial gains recognised in retirement benefit schemes (net of tax)	200	-	-	-	200
Termination of contingent capital facility	320	-	-	-	320
Increase in non-controlling interests	70	-	-	-	70
Decrease/(increase) in capital deductions (1)	2,244	(1,293)	2,175	2,215	5,341
Decrease in goodwill and intangibles	1,177	-	-	-	1,177
Defined benefit pension fund	(551)	-	-	-	(551)
Dated subordinated debt issues	-	-	1,862	-	1,862
Dated subordinated debt maturities, redemptions and amortisation	-	-	(2,666)	-	(2,666)
Other movements	99	32	(112)	-	19

At 31 December 2013	42,165	8,461	13,305	(272)	63,659

Note:

(1)	From 1 January 2013 material holdings in insurance companies are deducted 50% from Tier 1 and 50% from Tier 2.

The table below analyses the movement in CET1 and Tier 2 capital on a FLB3 basis during the year ended 31 December 2013.

	CET1	Tier 2	Total
	£m	£m	£m

At 1 January 2013	37,908	12,876	50,784
Attributable loss net of movements in fair value of own credit	(8,887)	-	(8,887)
Share capital and reserve movements in respect of employee share schemes	200	-	200
Ordinary shares issued	264	-	264
Nominal value of B shares	510	-	510
Foreign exchange reserve	(217)	(106)	(323)
Actuarial gains recognised in retirement benefit schemes (net of tax)	200	-	200
Termination of contingent capital facility	320	-	320
Decrease in goodwill and intangibles	1,588	-	1,588
Defined benefit pension fund asset	(28)	-	(28)
Deferred tax assets	971	-	971
Excess of expected loss over impairment provisions	4,423	-	4,423
Grandfathered instruments	-	(3,121)	(3,121)
Dated subordinated debt issues	-	1,862	1,862
Dated subordinated debt maturities, redemptions and amortisation	-	(2,666)	(2,666)
Prudential valuation adjustments (PVA)	(471)	-	(471)
Other movements	(13)	(112)	(125)

At 31 December 2013	36,768	8,733	45,501

Risk and balance sheet management

Capital resources (continued)

Notes:

General:

In accordance with the PRA’s Policy Statement PS7/2013 issued in December 2013 on the implementation of CRD IV, all regulatory adjustments and deductions to CET1 have been applied in full (i.e. no transition) with the exception of unrealised gains on AFS securities which will be included from 2015.

CRD IV and Basel III impose additional minimum CET1 ratio of 4.5% of RWAs. There are three buffers which will affect the Group: the capital conservation buffer set at 2.5%; the counter-cyclical capital buffer (up to 2.5% of RWAs), to be applied when macro-economic conditions indicate areas of the economy are over-heating; and the Global-Systemically Important Bank buffer currently expected to be 1.5% for the Group. The regulatory target capital requirements will be phased in and are expected to apply in full from 1 January 2019, in the meantime using national discretion the PRA can apply a top-up. As set out in the PRA’s Supervisory Statement SS3/13, the Group and other major UK banks and building societies, are required to maintain a CET1 ratio of 7%, after taking into account certain adjustments set by the PRA.

PRA guidance indicates that from 1 January 2015, the Group must meet at least 56% of its Pillar 2A capital requirement with CET1 capital and the balance with Additional Tier 1 capital. The Pillar 2A capital requirement is the additional capital that the Group must hold, in addition to meeting its Pillar 1 requirements in order to comply with the PRA’s overall financial adequacy rule.

Estimates, including RWAs, are based on the current interpretation, expectations, and understanding, of the CRR requirements, anticipated compliance with all necessary enhancements to model calibration and other refinements, as well as further regulatory clarity and implementation guidance from the UK and EU authorities. The actual CRR impact may differ from these estimates when the final technical standards are interpreted and adopted.

Capital base:
(1)	Includes the nominal value of B shares (£0.5 billion) on the assumption that RBS will be privatised in the future and that they will count as permanent equity in some form by the end of 2017.
(2)

The PVA, arising from the application of the prudent valuation requirements to all assets measured at fair value, has been included in full in line with the guidance from the PRA and uses methodology discussed with the PRA, pending the issue of the final Regulatory Technical Standards (RTS) by the European Banking Authority. The full amount of the applicable PVA has been included in provisions in the determination of the deduction for expected losses.

(3)

Where the deductions from AT1 capital exceed AT1 capital, the excess is deducted from CET1 capital. The excess of AT1 deductions over AT1 capital in year one of transition is due to the application of the current rules to the transitional amounts.

(4)

Insignificant investments in equities of other financial entities (net): long cash equity positions are considered to have matched maturity with synthetic short positions if the long position is held for hedging purposes and sufficient liquidity exists in the relevant market. All the trades are managed and monitored together within the equities business.

(5)

Based on our current interpretations of the final draft of the RTS on credit risk adjustments, issued in July 2013, the Group’s standardised latent provision has been reclassified to specific provision and is therefore no longer included in Tier 2 capital.

Risk-weighted assets:
(1)	Current securitisation positions are shown as risk-weighted at 1,250%.
(2)	RWA uplifts include the impact of credit valuation adjustments and asset valuation correlation on banks and central counterparties.
(3)	RWAs reflect implementation of the full internal model method suite, and include methodology changes that took effect immediately on CRR implementation.
(4)	Non-financial counterparties and sovereigns that meet the eligibility criteria under CRR are exempt from the credit valuation adjustments (CVA) volatility charges.
(5)	The CRR final text includes a reduction in the risk-weight relating to small and medium-sized enterprises (SMEs).

Risk and balance sheet management

Estimated leverage ratio

The Basel III agreement introduced a leverage ratio as a non-risk based backstop limit intended to supplement the risk-based capital requirements. It aims to constrain the build up of excess leverage in the banking sector, introducing additional safeguards against model risk and measurement errors.

The PRA’s Supervisory Statement SS3/13 also states that the Group and the other major UK banks and building societies are expected to maintain a 3% end point Tier 1 leverage ratio, after taking into account the adjustments required by the PRA.

The transitional period for the introduction of this ratio started with a supervisory monitoring period in 2011, with a parallel run period from January 2013 to December 2017. A minimum ratio of 3% is applied initially. The requirement is expected to be included in Pillar 1 from January 2018.

The Basel III leverage percentages are lower than those currently reported, primarily due to changes in methodology relating to the inclusion of potential future exposure on derivatives and undrawn commitments. In addition, inclusion or exclusion of grandfathered capital instruments can result in material differences.

The leverage ratios below are based on:

●	Tier 1 capital as set out in the final CRR text; and

●

Exposure measure calculated using the final CRR text as well as the December 2010 Basel III text; further specificity being sourced from the instructions in the July 2012 Quantitative Impact Study and the related Frequently Asked Questions.

Leverage ratio based on the Basel Committee on Banking Supervision (BCBS) proposal issued in January 2014, is also included below.

	31 December 2013				31 December 2012
Estimated leverage ratio		Tier 1	Leverage			Tier 1	Leverage
	Exposure	capital		Leverage	Exposure	capital		Leverage
	£bn	£bn		%	£bn	£bn		%

CRR basis:
Transitional measure	1,062.1	44.3	24x	4.2	1,205.2	54.0	22x	4.5
Full end point measure	1,062.1	36.8	29x	3.5	1,202.3	37.9	32x	3.1

Basel III basis:
Transitional measure	1,093.5	44.3	25x	4.1	1,225.8	54.0	23x	4.4
Full end point measure	1,093.5	36.8	30x	3.4	1,222.9	37.9	32x	3.1

BCBS basis:
Transitional measure	1,082.0	44.3	24x	4.1	1,239.8	54.0	23x	4.4
Full end point measure	1,082.0	36.8	29x	3.4	1,236.9	37.9	33x	3.1

Key points

•	The Group’s estimated leverage ratios, under both the CRR and Basel III texts, as well as the recently issued Basel proposal are above 3%.

•

Estimated leverage ratios on all full end point measure bases improved during the year reflecting downsizing in Markets and Non-Core as well as risk reduction and portfolio focus ahead of CRR implementation.

•

The PRA policy statement PS7/13 requires an acceleration of the CRR transitional approach for computing the capital base. Thus the majority of CET1 capital deductions will apply with immediate effect. This causes a year-on-year reduction of around £10 billion in Tier 1 capital, causing the reduction in transitional measure leverage ratios.

Risk and balance sheet management

Estimated leverage ratio (continued)
	31 December 2013			31 December 2012
Exposure measure	CRR	Basel III	BCBS	CRR	Basel III	BCBS
	basis	basis	basis	basis	basis	basis
	£bn	£bn	£bn	£bn	£bn	£bn

Cash and balances at central banks	82.7	82.7	82.7	79.3	79.3	79.3
Debt securities	113.6	113.6	113.6	157.4	157.4	157.4
Equity shares	8.8	8.8	8.8	15.2	15.2	15.2
Derivatives	288.0	288.0	288.0	441.9	441.9	441.9
Loans and advances to banks and customers	418.4	418.4	418.4	459.3	459.3	459.3
Reverse repos	76.4	76.4	76.4	104.8	104.8	104.8
Goodwill and intangible assets	12.4	12.4	12.4	13.5	13.5	13.5
Other assets	24.6	24.6	24.6	26.9	26.9	26.9
Assets of disposal groups	3.0	3.0	3.0	14.0	14.0	14.0

Total assets	1,027.9	1,027.9	1,027.9	1,312.3	1,312.3	1,312.3
Netting of derivatives (1)	(233.8)	(233.8)	(227.3)	(369.8)	(369.8)	(358.4)
SFTs (1)	(41.5)	(12.0)	59.8	(45.9)	(23.1)	75.5
Regulatory deductions and other adjustments (2)	(4.9)	(4.9)	(6.6)	(14.9)	(14.9)	(20.9)
Potential future exposure on derivatives (3)	131.3	130.4	128.0	133.1	130.9	125.8
Undrawn commitments (4)	183.1	185.9	100.2	187.5	187.5	102.6

End point leverage exposure measure	1,062.1	1,093.5	1,082.0	1,202.3	1,222.9	1,236.9
Transitional adjustments to assets
deducted from regulatory Tier 1 capital				2.9	2.9	2.9

Transitional leverage exposure measure	1,062.1	1,093.5	1,082.0	1,205.2	1,225.8	1,239.8

Notes:

(1)

Under the Basel III view, the balance sheet value is reduced for allowable netting under the Basel 2.5 framework (excluding cross-product netting) which mainly relates to cash positions under a master netting agreement. In the CRR calculation, the balance sheet value is replaced with the related regulatory exposure value which has netting of both cash positions and related collateral of securities financing transactions (SFTs). The BCBS view permits the effects of master netting agreements for calculation of counterparty exposure but with very tight restrictions upon the recognition of those agreements for offset of cash received.

(2)

Regulatory deductions: to ensure consistency between the numerator and the denominator, items that are deducted from capital are also deducted from total assets. For the BCBS basis, the shortfall in the stock of eligible provisions relative to expected losses is adjusted.

(3)

Potential future exposure (PFE) on derivatives: the regulatory add-on which is calculated by assigning percentages based on the type of instrument and the residual maturity of the contract to the nominal amounts or underlying values of derivative contracts. Under the latest BCBS proposal, variation margin is permitted to be offset against the replacement cost for derivative exposures (but not the PFE) where specific conditions are met. Refer to page 147 for further analysis.

(4)

Undrawn commitments represent regulatory add-ons relating to off-balance sheet undrawn commitments based on a 10% credit conversion factor for unconditionally cancellable commitments and 100% for other commitments. The CRR basis uses the credit conversion factor (CCF) as per risk measure for medium to low risk trade finance and officially supported export credits. For the BCBS measure, commitments other than securitisation liquidity facilities with an original maturity up to one year and commitments with an original maturity over one year will receive a CCF of 20% and 50%, respectively. Refer to page 147 for further analysis.

Risk and balance sheet management

Estimated leverage ratio (continued)

Derivative notionals

The table below analyses derivative notional values by product and maturity.

	<1 year	1-5 years	>5 years	Credit derivative 5% add on factor (1)	Credit derivative 10% add on factor (1)	Total
31 December 2013	£bn	£bn	£bn	£bn	£bn	£bn

Interest rate	10,582	16,212	8,795			35,589
Exchange rate	3,261	814	480			4,555
Equity	43	35	1			79
Commodities	-	1	1	-	-	2
Credit				189	64	253

Total	13,886	17,062	9,277	189	64	40,478

31 December 2012

Interest rate	12,515	12,980	7,988			33,483
Exchange rate	3,411	795	492			4,698
Equity	51	52	4			107
Commodities	2	-	2	-	-	4
Credit				470	83	553

Total	15,979	13,827	8,486	470	83	38,845

Note:

(1)

Credit derivatives in the trading book receive a PFE of 10%. Any credit derivatives in respect of a company in which a direct holding would give the Group 10% or more of the voting rights, receive a PFE of 5%.

Off-balance sheet items
	UK	UK	International	US Retail &
	Retail	Corporate	Banking (1)	Commercial	Markets	Other	Total
31 December 2013	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Unconditionally cancellable items (2)	3.1	0.5	0.6	1.7	-	0.3	6.2
Other contingents and commitments	9.6	36.3	95.4	16.8	8.9	12.7	179.7

	12.7	36.8	96.0	18.5	8.9	13.0	185.9

31 December 2012

Unconditionally cancellable items (2)	3.0	0.5	0.8	1.8	-	0.6	6.7
Other contingents and commitments	9.3	33.9	102.6	15.6	12.3	7.1	180.8

	12.3	34.4	103.4	17.4	12.3	7.7	187.5

Notes:

(1)	International Banking facilities are primarily undrawn facilities to large multinational corporations, many of which are domiciled in the UK.
(2)	Based on a 10% credit conversion factor.

Risk and balance sheet management

Risk-weighted assets

The table below analyses the movement in credit risk RWAs by key drivers during the year.

	Credit risk
	Non-counterparty	Counterparty	Total
	£bn	£bn	£bn

At 1 January 2013	323.2	48.0	371.2
Foreign exchange movements	(1.7)	(0.3)	(2.0)
Business movements	(27.4)	(4.9)	(32.3)
Risk parameter changes (1)	(11.0)	(2.9)	(13.9)
Methodology changes (2)	1.4	(16.1)	(14.7)
Model updates (3)	15.3	(1.5)	13.8
Disposals	(8.6)	-	(8.6)
Other changes	(0.1)	-	(0.1)

At 31 December 2013	291.1	22.3	313.4

Notes:

(1)	Relates to changes in credit quality metrics of customers and counterparties such as probability of default and loss given default.
(2)	Relates to internal treatment of exposures or calibration of models and regulatory prescribed changes.
(3)	Refers to implementation of a new model or modification of an existing model following approval by the PRA and includes:
	○	exposure at default treatment (£4.8 billion) in Q2 2013;
	○	continuation of commercial real estate slotting (£4.4 billion) throughout 2013; and
	○	loss given default changes to the shipping portfolio (£3.7 billion) in H2 2013.

The table below analyses movements in market and operational risk RWAs during the year.

	Market risk			Operational
	Markets	Other	Total	risk	Total
	£bn	£bn	£bn	£bn	£bn

At 1 January 2013	36.9	5.7	42.6	45.8	88.4
Business and market movements	(9.0)	(1.8)	(10.8)	(4.0)	(14.8)
Model updates (1)	(1.5)	-	(1.5)	-	(1.5)

At 31 December 2013	26.4	3.9	30.3	41.8	72.1

Note:

(1)	Market risk model updates in 2013 primarily related to valuation adjustments.

The table below analyses RWA movements by division during the year.

	UK	UK			Ulster	US				Non-	RFS
	Retail	Corporate	Wealth	IB (1)	Bank	R&C (1)	Markets	Other	Core	Core	MI	Total
Total RWAs	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

At 1 January 2013	45.7	86.3	12.3	51.9	36.1	56.5	101.3	5.8	395.9	60.4	3.3	459.6
Business and
market movements	(1.8)	(9.6)	(0.3)	(6.0)	(5.7)	(0.4)	(35.1)	2.7	(56.2)	(22.2)	0.6	(77.8)
Disposals	-	-	-	-	-	-	-	-	-	(8.6)	-	(8.6)
Model updates	-	9.4	-	3.1	0.3	-	(1.7)	1.6	12.7	(0.4)	-	12.3

At 31 December 2013	43.9	86.1	12.0	49.0	30.7	56.1	64.5	10.1	352.4	29.2	3.9	385.5

Note:

(1)	IB: International Banking; R&C: Retail & Commercial.

Risk and balance sheet management

Risk-weighted assets (continued)

Key points

•	RWAs were down £74.1 billion or 16% overall, of which £57.8 billion related to credit risk, £12.3 billion related to market risk and £4.0 billion to operational risk.
•	Credit risk RWAs were down £57.8 billion or 16% to £313.4 billion despite absorbing £13.8 billion of higher RWAs due to model updates.
○

Non-counterparty RWAs were down £32.1 billion or 10% to £291.1 billion: In Non-Core (£24.1 billion) due to run-off and disposals in commercial real estate, shipping and leverage finance portfolios; and in Retail & Commercial (£10.0 billion) as loans migrated into default, risk parameter changes and balance sheet reduction.

○

Counterparty RWAs were down £25.7 billion or 54% to £22.3 billion in Markets (£17.2 billion) and   Non-Core (£7.8 billion). Methodology changes, significantly all in Markets, reflected extension of product coverage improvements in models and reduction in weighting applied for exposure at default. This was partially offset by the impact of higher loss given defaults for hedge funds.

•	Market risk RWAs were down £12.3 billion or 29% to £30.3 billion significantly all in Markets reflecting balance sheet and risk reduction £9.0 billion and model changes of £1.5 billion.
•	Operational risk RWAs were down £4.0 billion or 9% to £41.8 billion primarily due to reductions in Markets.

FLB3 and Basel 2.5

The following tables set out RWAs under current and future rules.

	Estimated
	FLB3	Basel 2.5
31 December 2013	£bn	£bn

UK Retail	43.9	43.9
UK Corporate	82.9	86.1
Wealth	12.0	12.0
International Banking	50.3	49.0
Ulster Bank	30.1	30.7
US Retail & Commercial	58.8	56.1

Retail & Commercial	278.0	277.8
Markets	99.9	64.5
Centre	13.0	10.1

Core	390.9	352.4
Non-Core	34.2	29.2

Group before RFS Holdings minority interest	425.1	381.6
RFS Holdings minority interest	3.9	3.9

Group	429.0	385.5

Key points

•	Estimated FLB3 RWAs were £43.5 billion or 11% higher than under current rules principally reflecting:
	○	Treatment of securitisations as risk-weighted at 1,250% instead of as capital deductions, £18.7 billion.
	○	CVA, £16.7 billion and financial institution asset valuation correlation, £5.6 billion.
	○	Other model and methodology changes, £7.2 billion.
	○	Reduced risk-weighting for SMEs, £4.6 billion, mainly in UK Corporate.

Risk and balance sheet management

Liquidity and funding risk

Liquidity and funding risk is the risk that the Group is unable to meet its financial obligations, including financing wholesale maturities or customer deposit withdrawals, as and when they fall due.

The risk arises through the maturity transformation role that banks play. It is dependent on company specific factors such as maturity profile, composition of sources and uses of funding, the quality and size of the liquidity portfolio as well as broader market factors, such as wholesale market conditions alongside depositor and investor behaviour.

Overview

●

During 2013 the Group’s deposit surplus continued to build and liquidity reserves were maintained at strong levels, further strengthening the balance sheet. This allowed RBS to easily absorb the minimal outflows following the announcement of the S&P credit rating downgrade (A-/A-2 from A/A-1, with a negative outlook) in November 2013.

●

Following the continued success of the Group’s Non-Core run-down and the reduction in the size of the Markets business, the Group’s loan:deposit ratio improved by 600 basis points in the year to 94%. In response, the Group has been actively managing down excess cash, through liability management exercises and deposit re-pricing.

●

The Group’s credit profile improved significantly during the year, evidenced by the narrowing of the credit spreads. The spread of the most recent subordinated debt issue in December 2013 was 125 basis points lower than a comparable issuance in 2012.

●

Continued reduction in the utilisation of wholesale funding and improvements in the characteristics and behavioural properties of the deposit base. Short-term wholesale funding excluding derivative collateral (STWF) reduced by 22% in the year to £32.4 billion, covered more than four times by the liquidity portfolio and the ratio of customer deposits to total funding improved to 75% from 70%.

●	Continued enablement of new unencumbered assets as pre-positioned collateral for various central bank liquidity facilities.

Liquidity risk

The table below sets out the key liquidity and related metrics monitored by the Group.

	31 December .	30 September .	31 December .
	2013 .	2013 .	2012 .
	% .	% .	% .

Stressed outflow coverage (1)	145	147	128
Liquidity coverage ratio (LCR) (2)	102	>100.	>100.
Net stable funding ratio (NSFR) (2)	122	119	117

Notes:

(1)

The Group’s liquidity risk appetite is based on the internal Individual Liquidity Adequacy Assessment which is measured by reference to the liquidity portfolio as a percentage of stressed outflows under the worst of three severe stress scenarios of a market-wide stress, an idiosyncratic stress and a combination of both. Liquidity risk adequacy is determined by surplus of liquid assets over three months stressed outflows under the worst case stresses. This assessment is performed in accordance with PRA guidance.

(2)

In January 2013, the Basel Committee on Banking Supervision issued its revised draft guidance for calculating LCR which is currently expected to come into effect from January 2015 on a phased basis. Pending the finalisation of the definition, the Group monitors the LCR and NSFR based on its interpretations of the expected final rules.

Risk and balance sheet management

Liquidity and funding risk: Liquidity risk (continued)

Liquidity portfolio

The table below analyses the Group’s liquidity portfolio by product, liquidity value and carrying value. Liquidity value is lower than carrying value as it is stated after the discounts applied by the Bank of England and other central banks to instruments, within the secondary liquidity portfolio, eligible for discounting.

	Liquidity value
	Period end				Average
	UK DLG (1)	CFG	Other	Total	Quarter	Year
31 December 2013	£m	£m	£m	£m	£m	£m

Cash and balances at central banks	71,121	824	2,417	74,362	76,242	80,933
Central and local government bonds
AAA rated governments	3,320	-	-	3,320	3,059	5,149
AA- to AA+ rated governments and US agencies	5,822	6,369	96	12,287	13,429	12,423
Below AA rated governments	-	-	-	-	-	151
Local government	-	-	-	-	7	148

	9,142	6,369	96	15,607	16,495	17,871
Treasury bills	-	-	-	-	6	395

Primary liquidity	80,263	7,193	2,513	89,969	92,743	99,199
Secondary liquidity (2)	48,718	4,968	2,411	56,097	56,869	56,589

Total liquidity value	128,981	12,161	4,924	146,066	149,612	155,788

Total carrying value	159,743	17,520	6,970	184,233

31 December 2012

Cash and balances at central banks	64,822	891	4,396	70,109	74,794	81,768
Central and local government bonds
AAA rated governments and US agencies	3,984	5,354	547	9,885	14,959	18,832
AA- to AA+ rated governments	9,189	-	432	9,621	8,232	9,300
Below AA rated governments	-	-	206	206	438	596
Local government	-	-	979	979	989	2,244

	13,173	5,354	2,164	20,691	24,618	30,972
Treasury bills	750	-	-	750	750	202

Primary liquidity	78,745	6,245	6,560	91,550	100,162	112,942
Secondary liquidity (2)	47,486	7,373	760	55,619	50,901	41,978

Total liquidity value	126,231	13,618	7,320	147,169	151,063	154,920

Total carrying value	157,574	20,524	9,844	187,942

The table below shows the currency split of the liquidity portfolio.

Total liquidity portfolio	GBP	USD	EUR	Other	Total
	£m	£m	£m	£m	£m

31 December 2013	100,849	33,365	10,364	1,488	146,066
31 December 2012	84,570	35,106	26,662	831	147,169

Notes:

(1)

The PRA regulated UK Defined Liquidity Group (UK DLG) comprises the Group’s five UK banks: The Royal Bank of Scotland plc, National Westminster Bank Plc, Ulster Bank Limited, Coutts & Company and Adam & Company. In addition, certain of the Group's significant operating subsidiaries - RBS N.V., RBS Citizens Financial Group Inc. and Ulster Bank Ireland Limited - hold locally managed portfolios of liquid assets that comply with local regulations that may differ from PRA rules.

(2)	Includes assets eligible for discounting at the Bank of England and other central banks.

Risk and balance sheet management

Liquidity and funding risk: Key liquidity ratios: Net stable funding ratio (NSFR)

The table below shows the composition of the Group’s NSFR, based on the current interpretation of the expected final rules. The Group’s NSFR may change over time in line with regulatory developments and related interpretations.

	31 December 2013		31 December 2012
	Balance sheet	ASF/RSF (1)	Balance sheet	ASF/RSF (1)	Weighting
	£bn	£bn	£bn	£bn	%

Equity	59	59	70	70	100
Wholesale funding > 1 year	76	76	109	109	100
Wholesale funding < 1 year	51	-	70	-	-
Derivatives	286	-	434	-	-
Repurchase agreements	85	-	132	-	-
Deposits
- retail and SME - more stable	196	176	203	183	90
- retail and SME - less stable	66	53	66	53	80
- other	156	78	164	82	50
Other (2)	53	-	64	-	-

Total liabilities and equity	1,028	442	1,312	497

Cash	83	-	79	-	-
Inter-bank lending	28	-	29	-	-
Debt securities > 1 year
- governments AAA to AA-	47	2	64	3	5
- other eligible bonds	31	6	48	10	20
- other bonds	16	16	19	19	100
Debt securities < 1 year	20	-	26	-	-
Derivatives	288	-	442	-	-
Reverse repurchase agreements	76	-	105	-	-
Customer loans and advances > 1 year
- residential mortgages	135	88	145	94	65
- other	114	114	136	136	100
Customer loans and advances < 1 year
- retail loans	18	15	18	15	85
- other	126	63	131	66	50
Other (3)	46	46	70	70	100

Total assets	1,028	350	1,312	413
Undrawn commitments	213	11	216	11	5

Total assets and undrawn commitments	1,241	361	1,528	424

Net stable funding ratio		122%		117%

Notes:

(1)	Available stable funding and required stable funding.
(2)	Deferred tax and other liabilities.
(3)	Prepayments, accrued income, deferred tax, settlement balances and other assets.

Key point

●

The NSFR has improved by 500 basis points to 122% in the year. The required stable funding fell by £63 billion mainly due to the £31 billion decrease in customer lending reflecting balance sheet reduction business disposals and a £24 billion reduction in other assets, principally equity shares reduction in Markets and lower disposal groups. This was mostly offset by a £55 billion reduction in available stable funding primarily due to a £33 billion planned reduction in term wholesale funding and £11 billion in customer deposit outflow.

Risk and balance sheet management

Liquidity and funding risk (continued)

Funding risk

The Group’s balance sheet composition is a function of the broad array of product offerings and diverse markets served by its core divisions. The structural composition of the balance sheet is augmented as needed through active management of both asset and liability portfolios. The objective of these activities is to optimise the liquidity profile in the normal business environment, while ensuring adequate coverage of all cash requirements under extreme stress conditions.

As set out below the Group’s asset and liability types broadly match. Customer deposits provide more funding than customer loans utilise; repurchase agreements are largely covered by reverse repurchase agreements; interbank lending and funding largely match each other and this gap has narrowed over the past 5 years; and derivative assets are largely matched against derivative liabilities.

Funding sources and uses
The table below shows the Group’s sources and uses of funding.

	31 December 2013
	Liabilities	Assets
	£bn	£bn
Customer deposits (1)	407	373	Loans and advances to customer (1)
Bank deposits (short term only) (1)	14	18	Loan and advances to banks (1)
Trading liabilities (2)	67	93	Trading assets (2)
Other liabilities and equity (3)	100	90	Other assets (3)
Repurchase agreements	85	76	Reverse repurchase agreements
Term wholesale funding (1)	69	90	Primary liquidity portfolio

Funded balance sheet	742	740	Funded balance sheet
Derivatives	286	288	Derivatives
	1,028	1,028

Notes:

(1)	Excludes held for trading.
(2)	Financial instruments classified as held-for-trading (HFT), excluding security financing transactions and derivatives.
(3)	Includes non-HFT financial instruments and non financial assets/liabilities.

Risk and balance sheet management

Liquidity and funding risk: Funding risk (continued)
The table below summarises funding metrics.

	Short-term wholesale		Total wholesale		Net inter-bank
	funding (1)		funding		funding (2)
	Excluding	Including	Excluding	Including	Deposits	Loans (3)	Net
	derivative	derivative	derivative	derivative			inter-bank
	collateral	collateral	collateral	collateral			funding
	£bn	£bn	£bn	£bn	£bn	£bn	£bn

31 December 2013	32.4	51.5	108.1	127.2	16.2	(17.3)	(1.1)
30 September 2013	34.6	55.1	113.6	134.1	18.1	(16.6)	1.5
30 June 2013	36.7	58.9	129.4	151.5	23.1	(17.1)	6.0
31 March 2013	43.0	70.9	147.2	175.1	26.6	(18.7)	7.9
31 December 2012	41.6	70.2	150.4	179.0	28.5	(18.6)	9.9

Notes:

(1)	Short-term wholesale balances denote those with a residual maturity of less than one year and include longer-term issuances.
(2)	Excludes derivative cash collateral.
(3)	Primarily short-term balances.

Funding sources
The table below shows the Group’s principal funding sources excluding repurchase agreements.

	31 December 2013			30 September 2013			31 December 2012
	Short-term	Long-term		Short-term	Long-term		Short-term	Long-term
	less than	more than		less than	more than		less than	more than
	1 year	1 year	Total	1 year	1 year	Total	1 year	1 year	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Deposits by banks
derivative cash collateral	19,086	-	19,086	20,548	-	20,548	28,585	-	28,585
other deposits	14,553	1,690	16,243	16,203	1,850	18,053	18,938	9,551	28,489

	33,639	1,690	35,329	36,751	1,850	38,601	47,523	9,551	57,074

Debt securities in issue
commercial paper	1,583	-	1,583	2,690	-	2,690	2,873	-	2,873
certificates of deposit	2,212	65	2,277	2,120	84	2,204	2,605	391	2,996
medium-term notes	10,385	36,779	47,164	11,014	38,438	49,452	13,019	53,584	66,603
covered bonds	1,853	7,188	9,041	1,871	7,249	9,120	1,038	9,101	10,139
securitisations	514	7,240	7,754	10	8,305	8,315	761	11,220	11,981

	16,547	51,272	67,819	17,705	54,076	71,781	20,296	74,296	94,592
Subordinated liabilities	1,350	22,662	24,012	667	23,053	23,720	2,351	24,951	27,302

Notes issued	17,897	73,934	91,831	18,372	77,129	95,501	22,647	99,247	121,894

Wholesale funding	51,536	75,624	127,160	55,123	78,979	134,102	70,170	108,798	178,968

Customer deposits
derivative cash collateral	7,082	-	7,082	7,671	-	7,671	7,949	-	7,949
other deposits	395,520	15,067	410,587	409,661	17,076	426,737	400,012	26,031	426,043

Total customer deposits	402,602	15,067	417,669	417,332	17,076	434,408	407,961	26,031	433,992

Total funding	454,138	90,691	544,829	472,455	96,055	568,510	478,131	134,829	612,960

Key points

●	Wholesale funding reduced by nearly 29% in the year to £127 billion principally reflecting strategic downsizing in Markets.
●	STWF has decreased by £9.2 billion to £32.4 billion reflecting the reduced funding requirement and ongoing liability management.

Risk and balance sheet management

Liquidity and funding risk: Funding risk (continued)

Total funding by currency
	GBP	USD	EUR	Other	Total
31 December 2013	£m	£m	£m	£m	£m

Deposits by banks	7,418	8,337	17,004	2,570	35,329
Debt securities in issue
- commercial paper	4	897	682	-	1,583
- certificates of deposit	336	1,411	476	54	2,277
- medium-term notes	6,353	11,068	23,218	6,525	47,164
- covered bonds	984	-	8,057	-	9,041
- securitisations	1,897	2,748	3,109	-	7,754
Subordinated liabilities	1,857	10,502	8,984	2,669	24,012

Wholesale funding	18,849	34,963	61,530	11,818	127,160
% of wholesale funding	15%	28%	48%	9%	100%
Customer deposits	272,304	86,727	49,116	9,522	417,669

Total funding	291,153	121,690	110,646	21,340	544,829

% of total funding	54%	22%	20%	4%	100%

31 December 2012

Wholesale funding	22,688	41,563	93,700	21,017	178,968
% of wholesale funding	13%	23%	52%	12%	100%

Total Funding	297,274	136,490	146,203	32,993	612,960
% of total funding	49%	22%	24%	5%	100%

Key point

●	The proportion of funding held in euros decreased in the year from 24% to 20% reflecting the reduction in euro denominated assets in Non-Core and Markets.

Deposits and repos
The table below shows the composition of the Group’s deposits and repos.

	31 December 2013		30 September 2013		31 December 2012
	Deposits	Repos	Deposits	Repos	Deposits	Repos
	£m	£m	£m	£m	£m	£m

Financial institutions
- central and other banks	35,329	28,650	38,600	32,748	57,074	44,332
- other financial institutions	53,607	52,945	54,552	71,888	64,237	86,968
Personal and corporate deposits	364,062	3,539	379,857	748	369,755	1,072

	452,998	85,134	473,009	105,384	491,066	132,372

£161 billion (or 39%) of the customer deposits included above are insured through the UK Financial Services Compensation Scheme, US Federal Deposit Insurance Corporation scheme and other similar schemes. Of the personal and corporate deposits above, 53% relate to personal customers.

Risk and balance sheet management

Liquidity and funding risk: Funding risk (continued)

Divisional loan:deposit ratios and funding surplus

The table below shows divisional loans, deposits, loan:deposit ratios (LDR) and customer funding surplus/(gap).

	Loans (1)	Deposits (2)	LDR
				Funding
				surplus/(gap)
31 December 2013	£m	£m	%	£m

UK Retail	111,046	114,889	97	3,843
UK Corporate	99,714	124,742	80	25,028
Wealth	16,644	37,173	45	20,529
International Banking	35,668	39,278	91	3,610
Ulster Bank	26,068	21,651	120	(4,417)
US Retail & Commercial	50,279	55,118	91	4,839

Retail & Commercial	339,419	392,851	86	53,432
Markets	25,231	21,545	117	(3,686)
Other	5,060	1,085	nm	(3,975)

Core	369,710	415,481	89	45,771
Non-Core	22,880	2,188	nm	(20,692)

Group	392,590	417,669	94	25,079

31 December 2012

UK Retail	110,970	107,633	103	(3,337)
UK Corporate	104,593	127,070	82	22,477
Wealth	16,965	38,910	44	21,945
International Banking	39,500	46,172	86	6,672
Ulster Bank	28,742	22,059	130	(6,683)
US Retail & Commercial	50,986	59,164	86	8,178
Conduits (3)	2,458	-	-	(2,458)

Retail & Commercial	354,214	401,008	88	46,794
Markets	29,589	26,346	112	(3,243)
Other	2,123	3,340	64	1,217

Core	385,926	430,694	90	44,768
Non-Core	45,144	3,298	nm	(41,846)

Direct Line Group	881	-	-	(881)
Group	431,951	433,992	100	2,041

nm = not meaningful

Notes:

(1)	Excludes reverse repurchase agreements and net of impairment provisions.
(2)	Excludes repurchase agreements.
(3)	All conduits relate to International Banking and have been extracted and shown separately as they were funded by commercial paper issuance until the end of Q3 2012.

Key point

●

The loan:deposit ratio improved by 600 basis points to 94% with the funding surplus increasing to £25.1 billion from £2.0 billion at 31 December 2012. The improvement in Retail & Commercial funding surplus was £6.6 billion and Non-Core run-off resulted in £21.2 billion contraction of its funding gap.

Risk and balance sheet management

Liquidity and funding risk (continued)

Maturity analysis

The contractual maturity of balance sheet assets and liabilities reflects the maturity transformation role banks perform, lending long-term but obtaining funding predominantly through short-term liabilities such as customer deposits. In practice, the behavioural profiles of many liabilities exhibit greater stability and longer maturity than the contractual maturity. This is particularly true of many types of retail and corporate deposits which despite being repayable on demand or at short notice, have demonstrated stable characteristics even in periods of acute stress such as those experienced in 2008.

The table below shows the behavioural and contractual maturity analysis of Retail & Commercial customer deposits.

	Less than	1-5 years	More than	Total
	1 year		5 years
31 December 2013	£bn	£bn	£bn	£bn

Contractual maturity	381	12	-	393
Behavioural maturity	124	220	49	393

31 December 2012

Contractual maturity	380	20	1	401
Behavioural maturity	145	219	37	401

Encumbrance

The Group’s encumbrance ratios are set out below.

Encumbrance ratios	31 December	31 December
	2013	2012
	%	%

Total	17	18
Excluding balances relating to derivatives transactions	19	22
Excluding balances relating to derivative and securities financing transactions	11	13

Key points

●	The Group’s total encumbrance ratio dropped to 17%.

●	31% of the Group’s residential mortgage portfolio was encumbered as at 31 December 2013.
●	Unencumbered financial assets covered unsecured liabilities excluding derivatives.

●

In addition to the £451.4 billion on balance sheet assets available to support future funding and collateral requirements there is £12.7 billion net available of off-balance sheet collateral from reverse repurchase and derivative collateral transactions.

Risk and balance sheet management

Liquidity and funding risk: Balance sheet encumbrance

	Encumbered assets relating to:							Unencumbered
31 December 2013	Debt securities in issue		Other secured liabilities			Total	Encumbered	Readily realisable (2)				Total
		Covered			Secured	encumbered	assets as a	Liquidity		Other	Cannot be
	Securitisations	bonds	Derivatives	Repos	deposits	assets (1)	% of related	portfolio	Other	realisable(3)	encumbered (4)
	£bn	£bn	£bn	£bn	£bn	£bn	assets	£bn	£bn	£bn	£bn	£bn

Cash and balances at central banks	-	-	-	-	-	-	-	74.3	8.4	-	-	82.7
Loans and advances to banks	5.8	0.5	10.3	-	-	16.6	60	0.1	10.9	-	-	27.6
Loans and advances to customers
- UK residential mortgages	14.6	16.2	-	-	-	30.8	28	60.8	18.6	-	-	110.2
- Irish residential mortgages	9.3	-	-	-	1.2	10.5	70	0.7	3.8	-	0.1	15.1
- US residential mortgages	-	-	-	-	3.5	3.5	18	9.5	6.7	-	-	19.7
- UK credit cards	3.4	-	-	-	-	3.4	52	-	3.1	-	-	6.5
- UK personal loans	3.4	-	-	-	-	3.4	38	-	5.5	-	-	8.9
- other	13.5	-	18.1	-	0.8	32.4	14	4.4	9.6	175.6	10.2	232.2
Reverse repurchase agreements
and stock borrowing	-	-	-	-	-	-	-	-	-	-	76.5	76.5
Debt securities	0.9	-	5.5	55.6	2.7	64.7	57	17.0	31.9	-	-	113.6
Equity shares	-	-	0.5	5.3	-	5.8	66	-	3.0	-	-	8.8
Settlement balances	-	-	-	-	-	-	-	-	-	-	5.5	5.5
Derivatives	-	-	-	-	-	-	-	-	-	-	288.0	288.0
Intangible assets	-	-	-	-	-	-	-	-	-	-	12.4	12.4
Property, plant and equipment	-	-	-	-	0.4	0.4	5	-	-	7.5	-	7.9
Deferred tax	-	-	-	-	-	-	-	-	-	-	3.5	3.5
Prepayments and other assets	-	-	-	-	-	-	-	-	-	-	8.6	8.6
Assets of disposal groups	-	-	-	-	-	-	-	-	-	-	0.2	0.2

	50.9	16.7	34.4	60.9	8.6	171.5		166.8	101.5	183.1	405.0	1,027.9
Own asset securitisations								17.4

Total liquidity portfolio								184.2

Liabilities secured
Intra-Group - secondary liquidity	(19.1)	-	-	-	-	(19.1)
Intra-Group - other	(18.4)	-	-	-	-	(18.4)
Third-party (5)	(7.8)	(9.0)	(42.7)	(85.1)	(6.0)	(150.6)

	(45.3)	(9.0)	(42.7)	(85.1)	(6.0)	(188.1)

For the notes to this table refer to the following page.

Risk and balance sheet management

Liquidity and funding risk: Balance sheet encumbrance (continued)

Notes:

(1)	Encumbered assets are those that have been pledged to provide security for the liability shown above and are therefore not available to secure funding or to meet other collateral needs.
(2)	Unencumbered readily realisable assets are those assets on the balance sheet that can be readily used to meet funding or collateral requirements and comprise:

(a) Liquidity portfolio: cash balances at central banks, high quality debt securities and loans that have been pre-positioned with central banks. In addition, the liquidity portfolio includes securitisations of own assets which has reduced over the years and has been replaced by loans.

(b) Other readily realisable assets: other liquidity reserves, including assets that have been enabled for use with central banks; and unencumbered debt securities.
(3)

Unencumbered other realisable assets are those assets on the balance sheet that have no restrictions for funding and collateral purposes but are not readily realisable in their current form. These assets include loans that could be prepositioned with central banks but have not been subject to internal and external documentation review and diligence work.

(4)	Assets that cannot be encumbered comprise:
(a) derivatives, reverse repurchase agreements and trading related settlement balances.
(b) non-financial assets such as intangibles, prepayments and deferred tax.
(c) assets in disposal groups.
(d) loans that cannot be pre-positioned with central banks based on criteria set by the central banks, primary US, including date of origination and level of documentation.
(e) non-recourse invoice financing balances and certain shipping loans whose terms and structure prohibit their use as collateral.
(5)	In accordance with market practice the Group employs its own assets and securities received under reverse repo transactions as collateral for repos.

Risk and balance sheet management

Liquidity and funding risk: Balance sheet encumbrance (continued)

	Encumbered assets relating to:
31 December 2012	Debt securities in issue		Other secured liabilities			Total	Encumbered	Unencumbered		Total
		Covered	Derivatives		Secured	encumbered	assets as a %	Liquidity	Other
	Securitisations	bonds		Repos	deposits	assets	of related	portfolio
	£bn	£bn	£bn	£bn	£bn	£bn	assets	£bn	£bn	£bn

Cash and balances at central banks	-	-	-	-	-	-	-	70.2	9.1	79.3
Loans and advances to banks	5.3	0.5	12.8	-	-	18.6	59	-	12.7	31.3
Loans and advances to customers
- UK residential mortgages	16.4	16.0	-	-	-	32.4	30	58.7	18.0	109.1
- Irish residential mortgages	10.6	-	-	-	1.8	12.4	81	-	2.9	15.3
- US residential mortgages	-	-	-	-	-	-	-	7.6	14.1	21.7
- UK credit cards	3.0	-	-	-	-	3.0	44	-	3.8	6.8
- UK personal loans	4.7	-	-	-	-	4.7	41	-	6.8	11.5
- other	20.7	-	22.5	-	0.8	44.0	16	6.5	217.1	267.6
Reverse repurchase agreements and stock
borrowing	-	-	-	-	-	-	-	-	104.8	104.8
Debt securities	1.0	-	8.3	91.2	15.2	115.7	70	22.3	26.6	164.6
Equity shares	-	-	0.7	6.8	-	7.5	49	-	7.7	15.2
Settlement balances	-	-	-	-	-	-	-	-	6.7	6.7
Derivatives	-	-	-	-	-	-	-	-	441.9	441.9
Intangible assets	-	-	-	-	-	-	-	-	14.3	14.3
Property, plant and equipment	-	-	-	-	-	-	-	-	10.0	10.0
Deferred tax	-	-	-	-	-	-	-	-	3.5	3.5
Prepayments, accrued income and other assets	-	-	-	-	-	-	-	-	8.7	8.7

	61.7	16.5	44.3	98.0	17.8	238.3		165.3	908.7	1,312.3
Own asset securitisations								22.6

Total liquidity portfolio								187.9

Liabilities secured
Intra-Group - used for secondary liquidity	(22.6)	-	-	-	-	(22.6)
Intra-Group - other	(23.9)	-	-	-	-	(23.9)
Third-party (1)	(12.0)	(10.1)	(60.4)	(132.4)	(15.3)	(230.2)

	(58.5)	(10.1)	(60.4)	(132.4)	(15.3)	(276.7)

Note:

(1)	In accordance with market practice the Group employs its own assets and securities received under reverse repo transactions as collateral for repos.

Risk and balance sheet management

Credit risk

Credit risk is the risk of financial loss due to the failure of a customer or counterparty to meet its obligation to settle outstanding amounts. The quantum and nature of credit risk assumed across the Group’s different businesses vary considerably, while the overall credit risk outcome usually exhibits a high degree of correlation with the macroeconomic environment.

Financial assets

Exposure summary

The table below analyses the Group’s financial asset exposures, both gross and net of offset arrangements as well as credit mitigation and enhancement.

				Balance	Collateral					Exposure post
	Gross	IFRS	Carrying	sheet			Real estate		Credit	credit mitigation
	exposure	offset (1)	value (2)	offset (3)	Cash (4)	Securities (5)	Residential (6)	Commercial (6)	enhancement (7)	and enhancement
31 December 2013	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Cash and balances at central banks	82.7	-	82.7	-	-	-	-	-	-	82.7
Reverse repos	117.2	(40.7)	76.5	(11.4)	-	(65.0)	-	-	-	0.1
Lending	423.6	(3.4)	420.2	(32.3)	(1.6)	(2.7)	(145.4)	(60.0)	(3.9)	174.3
Debt securities	113.6	-	113.6	-	-	-	-	-	(1.3)	112.3
Equity shares	8.8	-	8.8	-	-	-	-	-	-	8.8
Derivatives	553.7	(265.7)	288.0	(242.8)	(24.3)	(6.0)	-	-	(7.3)	7.6
Settlement balances	8.2	(2.7)	5.5	(0.3)	-	-	-	-	-	5.2

Total	1,307.8	(312.5)	995.3	(286.8)	(25.9)	(73.7)	(145.4)	(60.0)	(12.5)	391.0
Short positions	(28.0)	-	(28.0)	-	-	-	-	-	-	(28.0)

Net of short positions	1,279.8	(312.5)	967.3	(286.8)	(25.9)	(73.7)	(145.4)	(60.0)	(12.5)	363.0

Notes:

(1)

Relates to offset arrangements that comply with IFRS criteria and transactions cleared through and novated to central clearing houses, primarily London Clearing House and US Government Securities Clearing Corporation.

(2)	Carrying value on the balance sheet represents the exposure to credit risk by class of financial instrument.
(3)

Balance sheet offset reflects the amounts by which the Group’s credit risk is reduced through master netting and cash management pooling arrangements. Derivative master netting agreements include cash pledged with counterparties in respect of net derivative liability positions and are included in lending in the table above.

(4)	Includes cash collateral pledged by counterparties based on daily mark-to-market movements of net derivative positions with the counterparty.
(5)	Securities collateral represent the fair value of securities received from counterparties, mainly relating to reverse repo transactions as part of netting arrangements.
(6)

Property valuations are limited to the loan value and reflect the application of haircuts and capping in line with regulatory rules to indexed valuations. Commercial collateral includes shipping vessels and plant and equipment collateral.

(7)	Credit enhancement comprises credit derivatives (bought protection) and guarantees and reflect notional amounts less fair value and notional amounts respectively.

Risk and balance sheet management

Financial assets: Exposure summary (continued)
	Gross	IFRS	Carrying	Balance sheet	Exposure
	exposure	offset (1)	value	offset (2)	post offset
31 December 2012	£bn	£bn	£bn	£bn	£bn

Cash and balances at central banks	79.3	-	79.3	-	79.3
Reverse repos	143.2	(38.4)	104.8	(17.4)	87.4
Lending	464.7	(1.5)	463.2	(34.9)	428.3
Debt securities	164.6	-	164.6	-	164.6
Equity shares	15.2	-	15.2	-	15.2
Derivatives	815.4	(373.5)	441.9	(408.0)	33.9
Settlement balances	8.1	(2.4)	5.7	(1.8)	3.9
Other financial assets	1.1	-	1.1	-	1.1

Total	1,691.6	(415.8)	1,275.8	(462.1)	813.7
Short positions	(27.6)	-	(27.6)	-	(27.6)

Net of short positions	1,664.0	(415.8)	1,248.2	(462.1)	786.1

Notes:

(1)

Relates to offset arrangements that comply with IFRS criteria and transactions cleared through and novated to central clearing houses, primarily London Clearing House and US Government Securities Clearing Corporation.

(2)

This reflects the amounts by which the Group’s credit risk is reduced through master netting and cash management pooling arrangements. Derivative master netting agreements include cash pledged with counterparties in respect of net derivative liability positions and are included in lending in the table above.

Loans and related credit metrics

The tables below analyse gross loans and advances (excluding reverse repos) and the related credit metrics by division.

					Credit metrics
	Gross loans to		REIL	Provisions	REIL as a %
					of gross	Provisions	Impairment charge
					loans to	as a %		Of which	Amounts
	Banks	Customers			customers	of REIL	Total	RCR (1)	written-off
31 December 2013	£m	£m	£m	£m	%	%	£m	£m	£m

UK Retail	760	113,152	3,566	2,106	3.2	59	319	-	815
UK Corporate	701	102,547	6,226	2,833	6.1	46	1,188	410	772
Wealth	1,531	16,764	277	120	1.7	43	29	-	15
International Banking	7,971	35,993	470	325	1.3	69	219	52	281
Ulster Bank	591	31,446	8,466	5,378	26.9	64	1,774	892	277
US Retail & Commercial	406	50,551	1,034	272	2.0	26	151	-	284

Retail & Commercial	11,960	350,453	20,039	11,034	5.7	55	3,680	1,354	2,444
Markets	12,579	25,455	338	286	1.3	85	21	18	46
Other	2,670	5,126	1	66	-	nm	65	-	-

Core	27,209	381,034	20,378	11,386	5.3	56	3,766	1,372	2,490
Non-Core	431	36,718	19,014	13,839	51.8	73	4,646	3,118	1,856

Group	27,640	417,752	39,392	25,225	9.4	64	8,412	4,490	4,346

Note:

(1)	Pertaining to the creation of RCR and the related change of strategy.

Risk and balance sheet management

Loans and related credit metrics (continued)
					Credit metrics
	Gross loans to		REIL	Provisions	REIL as a %
					of gross	Provisions
					loans to	as a %	Impairment	Amounts
	Banks	Customers			customers	of REIL	charge	written-off
31 December 2012	£m	£m	£m	£m	%	%	£m	£m

UK Retail	695	113,599	4,569	2,629	4.0	58	529	599
UK Corporate	746	107,025	5,452	2,432	5.1	45	836	514
Wealth	1,545	17,074	248	109	1.5	44	46	15
International Banking	4,827	42,342	422	391	1.0	93	111	445
Ulster Bank	632	32,652	7,533	3,910	23.1	52	1,364	72
US Retail & Commercial	435	51,271	1,146	285	2.2	25	83	391

Retail & Commercial	8,880	363,963	19,370	9,756	5.3	50	2,969	2,036
Markets	16,805	29,787	396	305	1.3	77	25	109
Other	3,196	2,125	-	1	-	-	1	-

Core	28,881	395,875	19,766	10,062	5.0	51	2,995	2,145
Non-Core	477	56,343	21,374	11,200	37.9	52	2,320	2,121
Direct Line Group	2,036	881	-	-	-	-	-	-

Group	31,394	453,099	41,140	21,262	9.1	52	5,315	4,266

Key points

•

The Group loan impairment charge for the year increased by 58% (£3.1 billion) to £8.4 billion from £5.3 billion in 2012. The Core charge increased 26% (£0.8 billion) to £3.8 billion and the Non-Core charge increased by 100% (£2.3 billion) to £4.6 billion. £4.5 billion of the impairment increase was in relation to the creation of RCR and the related strategy: £1.4 billion in Core and £3.1 billion in Non-Core. The underlying provision charge decreased £1.4 billion mainly in UK Retail (£0.2 billion), Ulster Bank residential mortgages (£0.4 billion) and Non-Core (£0.8 billion), largely due to run down and lower single name charges in Non-Core.

•

REIL decreased by £1.7 billion to £39.4 billion during the year mainly in Non-Core (£2.4 billion) and UK Retail (£1.0 billion) offset by increases in UK Corporate (£0.8 billion) and Ulster Bank (£0.9 billion). REIL reductions in Non-Core primarily related to repayments and write-offs in UK Corporate and International Banking donated portfolios.

•

The RCR provision charge mainly related to loans already within REIL resulting in a 12% increase in the provision coverage ratio to 64% from 52% at December 2012 while the REIL as a percentage of total loans increased to 9.4% from 9.1% at 31 December 2012.

•	UK Retail REIL continued to decrease due to the write-off of aged debt and the transfer of up-to-date mortgages to potential problem loans. Provision coverage remained broadly stable at 59%.

•

REIL in UK Corporate increased by 14% mainly driven by individual cases in the commercial real estate and shipping portfolios as credit conditions remained difficult in these sectors. The impact of the RCR related strategy resulted in a £0.4 billion provision increase in Q4 2013.

•

Ulster Bank REIL at £8.5 billion increased by 12% compared with 31 December 2012. The increase in REIL was largely in relation to commercial real estate investment loans. RCR and related provisioning in 2013 contributed £0.9 billion to the Core Ulster provision and has resulted in the provision coverage increasing from 52% to 64% in the year and in the fourth quarter.

Risk and balance sheet management

Loans and related credit metrics: Sector and geographical regional analyses - Group

The tables below analyse gross loans and advances to banks and customers (excluding reverse repos) and related credit metrics by sector and geography (by location of lending office) for Group, Core and Non-Core.

					Credit metrics
	31 December 2013				REIL as a	Provisions	Provisions
		Gross			% of gross	as a %	as a % of	Impairment	Amounts
		loans	REIL	Provisions	loans	of REIL	gross loans	charge	written-off
		£m	£m	£m	%	%	%	£m	£m

	Government (1)	8,643	2	2	-	100	-	2	-
	Finance	35,948	593	292	1.6	49	0.8	4	72
Personal	- mortgages	148,533	6,025	1,799	4.1	30	1.2	392	441
	- unsecured	28,160	2,417	1,909	8.6	79	6.8	415	861
	Property	62,292	20,283	13,189	32.6	65	21.2	5,130	1,642
	Construction	6,331	1,334	774	21.1	58	12.2	291	160
	Manufacturing	21,377	742	559	3.5	75	2.6	195	104
	Finance leases (2)	13,587	263	190	1.9	72	1.4	16	121
	Retail, wholesale and repairs	19,574	1,187	783	6.1	66	4.0	268	128
	Transport and storage	16,697	1,491	635	8.9	43	3.8	487	229
	Health, education and leisure	16,084	1,324	756	8.2	57	4.7	359	119
	Hotels and restaurants	6,942	1,427	812	20.6	57	11.7	281	194
	Utilities	4,960	131	80	2.6	61	1.6	54	23
	Other	28,624	2,103	1,370	7.3	65	4.8	489	212
	Latent	-	-	2,012	-	-	-	44	-

		417,752	39,322	25,162	9.4	64	6.0	8,427	4,306

	of which:
	UK
	- residential mortgages	110,515	1,900	319	1.7	17	0.3	39	180
	- personal lending	17,098	2,052	1,718	12.0	84	10.0	264	681
	- property	44,252	9,797	5,190	22.1	53	11.7	2,014	950
	- construction	4,691	941	515	20.1	55	11.0	194	159
	- other	110,466	4,684	3,202	4.2	68	2.9	1,091	537
	Europe
	- residential mortgages	17,540	3,155	1,303	18.0	41	7.4	195	26
	- personal lending	1,267	141	129	11.1	91	10.2	19	26
	- property	13,177	10,372	7,951	78.7	77	60.3	3,131	659
	- construction	979	351	227	35.9	65	23.2	72	-
	- other	22,620	4,057	3,498	17.9	86	15.5	1,012	465
	US
	- residential mortgages	19,901	951	173	4.8	18	0.9	161	233
	- personal lending	8,722	207	45	2.4	22	0.5	114	151
	- property	4,279	85	19	2.0	22	0.4	(11)	25
	- construction	313	34	24	10.9	71	7.7	25	1
	- other	27,887	198	589	0.7	297	2.1	65	131
	RoW
	- residential mortgages	577	19	4	3.3	21	0.7	(3)	2
	- personal lending	1,073	17	17	1.6	100	1.6	18	3
	- property	584	29	29	5.0	100	5.0	(4)	8
	- construction	348	8	8	2.3	100	2.3	-	-
	- other	11,463	324	202	2.8	62	1.8	31	69

		417,752	39,322	25,162	9.4	64	6.0	8,427	4,306

	Banks	27,640	70	63	0.3	90	0.2	(15)	40

For the notes to this table refer to page 169.

Risk and balance sheet management

Loans and related credit metrics: Sector and geographical regional analyses - Group (continued)

					Credit metrics
	31 December 2012				REIL as a	Provisions	Provisions
		Gross			% of gross	as a %	as a % of	Impairment	Amounts
		loans	REIL	Provisions	loans	of REIL	gross loans	charge	written-off
		£m	£m	£m	%	%	%	£m	£m

	Government (1)	9,853	-	-	-	-	-	-	-
	Finance	42,198	592	317	1.4	54	0.8	145	380
Personal	- mortgages	149,625	6,549	1,824	4.4	28	1.2	948	461
	- unsecured	32,212	2,903	2,409	9.0	83	7.5	631	793
	Property	72,219	21,223	9,859	29.4	46	13.7	2,212	1,080
	Construction	8,049	1,483	640	18.4	43	8.0	94	182
	Manufacturing	23,787	755	357	3.2	47	1.5	134	203
	Finance leases (2)	13,609	442	294	3.2	67	2.2	44	263
	Retail, wholesale and repairs	21,936	1,143	644	5.2	56	2.9	230	176
	Transport and storage	18,341	834	336	4.5	40	1.8	289	102
	Health, education and leisure	16,705	1,190	521	7.1	44	3.1	144	100
	Hotels and restaurants	7,877	1,597	726	20.3	45	9.2	176	102
	Utilities	6,631	118	21	1.8	18	0.3	(4)	-
	Other	30,057	2,177	1,240	7.2	57	4.1	322	395
	Latent	-	-	1,960	-	-	-	(73)	-

		453,099	41,006	21,148	9.1	52	4.7	5,292	4,237

	of which:
	UK
	- residential mortgages	109,530	2,440	457	2.2	19	0.4	122	32
	- personal lending	20,498	2,477	2,152	12.1	87	10.5	479	610
	- property	53,730	10,521	3,944	19.6	37	7.3	964	490
	- construction	6,507	1,165	483	17.9	41	7.4	100	158
	- other	122,029	3,729	2,611	3.1	70	2.1	674	823
	Europe
	- residential mortgages	17,836	3,092	1,151	17.3	37	6.5	526	50
	- personal lending	1,905	226	208	11.9	92	10.9	38	13
	- property	14,634	10,347	5,766	70.7	56	39.4	1,264	441
	- construction	1,132	289	146	25.5	51	12.9	(11)	12
	- other	27,424	4,451	2,996	16.2	67	10.9	817	539
	US
	- residential mortgages	21,929	990	208	4.5	21	0.9	298	377
	- personal lending	8,748	199	48	2.3	24	0.5	109	162
	- property	3,343	170	29	5.1	17	0.9	(11)	83
	- construction	388	8	1	2.1	13	0.3	-	12
	- other	29,354	352	630	1.2	179	2.1	(86)	149
	RoW
	- residential mortgages	330	27	8	8.2	30	2.4	2	2
	- personal lending	1,061	1	1	0.1	100	0.1	5	8
	- property	512	185	120	36.1	65	23.4	(5)	66
	- construction	22	21	10	95.5	48	45.5	5	-
	- other	12,187	316	179	2.6	57	1.5	2	210

		453,099	41,006	21,148	9.1	52	4.7	5,292	4,237

	Banks	31,394	134	114	0.4	85	0.4	23	29

For the notes to this table refer to page 169.

Risk and balance sheet management

Loans and related credit metrics: Sector and geographical regional analyses - Core

					Credit metrics
	31 December 2013				REIL as a	Provisions	Provisions
		Gross			% of gross	as a %	as a % of	Impairment	Amounts
		loans	REIL	Provisions	loans	of REIL	gross loans	charge	written-off
		£m	£m	£m	%	%	%	£m	£m

	Government (1)	7,490	2	2	-	100	-	2	-
	Finance	34,663	393	183	1.1	47	0.5	25	27
Personal	- mortgages	146,600	5,815	1,730	4.0	30	1.2	353	328
	- unsecured	27,817	2,326	1,876	8.4	81	6.7	371	812
	Property	43,170	5,582	2,474	12.9	44	5.7	1,347	465
	Construction	5,074	708	417	14.0	59	8.2	163	97
	Manufacturing	20,739	544	393	2.6	72	1.9	139	75
	Finance leases (2)	10,355	139	89	1.3	64	0.9	23	31
	Retail, wholesale and repairs	18,899	827	531	4.4	64	2.8	209	114
	Transport and storage	13,927	1,050	432	7.5	41	3.1	402	77
	Health, education and leisure	15,481	871	491	5.6	56	3.2	275	82
	Hotels and restaurants	6,238	810	474	13.0	59	7.6	155	158
	Utilities	4,112	63	43	1.5	68	1.0	65	23
	Other	26,469	1,179	800	4.5	68	3.0	229	161
	Latent	-	-	1,389	-	-	-	23	-

		381,034	20,309	11,324	5.3	56	3.0	3,781	2,450

	of which:
	UK
	- residential mortgages	110,515	1,900	319	1.7	17	0.3	38	179
	- personal lending	17,074	2,028	1,697	11.9	84	9.9	258	675
	- property	34,752	3,103	1,111	8.9	36	3.2	616	405
	- construction	4,036	591	330	14.6	56	8.2	123	96
	- other	102,412	3,308	2,144	3.2	65	2.1	812	401
	Europe
	- residential mortgages	17,347	3,136	1,285	18.1	41	7.4	195	26
	- personal lending	1,198	133	128	11.1	96	10.7	12	24
	- property	3,953	2,441	1,358	61.8	56	34.4	746	52
	- construction	378	75	55	19.8	73	14.6	13	-
	- other	18,309	2,214	2,168	12.1	98	11.8	730	251
	US
	- residential mortgages	18,161	760	122	4.2	16	0.7	123	121
	- personal lending	8,477	148	34	1.7	23	0.4	84	111
	- property	4,058	38	5	0.9	13	0.1	(15)	8
	- construction	312	34	24	10.9	71	7.7	27	1
	- other	27,722	188	408	0.7	217	1.5	(8)	72
	RoW
	- residential mortgages	577	19	4	3.3	21	0.7	(3)	2
	- personal lending	1,068	17	17	1.6	100	1.6	17	2
	- property	407	-	-	-	-	-	-	-
	- construction	348	8	8	2.3	100	2.3	-	-
	- other	9,930	168	107	1.7	64	1.1	13	24

		381,034	20,309	11,324	5.3	56	3.0	3,781	2,450

	Banks	27,209	69	62	0.3	90	0.2	(15)	40

For the notes to this table refer to page 169.

Risk and balance sheet management

Loans and related credit metrics: Sector and geographical regional analyses - Core (continued)

					Credit metrics
	31 December 2012 (3)				REIL as a	Provisions	Provisions
		Gross			% of gross	as a %	as a % of	Impairment	Amounts
		loans	REIL	Provisions	loans	of REIL	gross loans	charge	written-off
		£m	£m	£m	%	%	%	£m	£m

	Government (1)	8,485	-	-	-	-	-	-	-
	Finance	39,658	185	149	0.5	81	0.4	54	338
Personal	- mortgages	146,770	6,229	1,691	4.2	27	1.2	786	234
	- unsecured	30,366	2,717	2,306	8.9	85	7.6	568	718
	Property	43,602	4,672	1,674	10.7	36	3.8	748	214
	Construction	6,020	757	350	12.6	46	5.8	119	60
	Manufacturing	22,234	496	225	2.2	45	1.0	118	63
	Finance leases (2)	9,201	159	107	1.7	67	1.2	35	41
	Retail, wholesale and repairs	20,842	791	439	3.8	55	2.1	181	129
	Transport and storage	14,590	440	112	3.0	25	0.8	72	21
	Health, education and leisure	15,770	761	299	4.8	39	1.9	109	67
	Hotels and restaurants	6,891	1,042	473	15.1	45	6.9	138	56
	Utilities	5,131	10	5	0.2	50	0.1	-	-
	Other	26,315	1,374	794	5.2	58	3.0	189	175
	Latent	-	-	1,325	-	-	-	(145)	-

		395,875	19,633	9,949	5.0	51	2.5	2,972	2,116

	of which:
	UK
	- residential mortgages	109,511	2,440	457	2.2	19	0.4	122	32
	- personal lending	19,562	2,454	2,133	12.5	87	10.9	474	594
	- property	35,532	2,777	896	7.8	32	2.5	395	181
	- construction	5,101	671	301	13.2	45	5.9	109	47
	- other	108,713	2,662	1,737	2.4	65	1.6	499	379
	Europe
	- residential mortgages	17,446	3,060	1,124	17.5	37	6.4	521	24
	- personal lending	1,540	143	138	9.3	97	9.0	29	11
	- property	4,896	1,652	685	33.7	41	14.0	350	6
	- construction	513	60	39	11.7	65	7.6	4	10
	- other	22,218	2,280	1,711	10.3	75	7.7	362	267
	US
	- residential mortgages	19,483	702	102	3.6	15	0.5	141	176
	- personal lending	8,209	119	34	1.4	29	0.4	65	112
	- property	2,847	112	13	3.9	12	0.5	3	27
	- construction	384	5	-	1.3	-	-	1	3
	- other	28,267	252	432	0.9	171	1.5	(111)	90
	RoW
	- residential mortgages	330	27	8	8.2	30	2.4	2	2
	- personal lending	1,055	1	1	0.1	100	0.1	-	1
	- property	327	131	80	40.1	61	24.5	-	-
	- construction	22	21	10	95.5	48	45.5	5	-
	- other	9,919	64	48	0.6	75	0.5	1	154

		395,875	19,633	9,949	5.0	51	2.5	2,972	2,116

	Banks	28,881	133	113	0.5	85	0.4	23	29

For the notes to this table refer to page 169.

Risk and balance sheet management

Loans and related credit metrics: Sector and geographical regional analyses - Non-Core

					Credit metrics
	31 December 2013				REIL as a	Provisions	Provisions
		Gross			% of gross	as a %	as a % of	Impairment	Amounts
		loans	REIL	Provisions	loans	of REIL	gross loans	charge	written-off
		£m	£m	£m	%	%	%	£m	£m

	Government (1)	1,153	-	-	-	-	-	-	-
	Finance	1,285	200	109	15.6	55	8.5	(21)	45
Personal	- mortgages	1,933	210	69	10.9	33	3.6	39	113
	- unsecured	343	91	33	26.5	36	9.6	44	49
	Property	19,122	14,701	10,715	76.9	73	56.0	3,783	1,177
	Construction	1,257	626	357	49.8	57	28.4	128	63
	Manufacturing	638	198	166	31.0	84	26.0	56	29
	Finance leases (2)	3,232	124	101	3.8	81	3.1	(7)	90
	Retail, wholesale and repairs	675	360	252	53.3	70	37.3	59	14
	Transport and storage	2,770	441	203	15.9	46	7.3	85	152
	Health, education and leisure	603	453	265	75.1	58	43.9	84	37
	Hotels and restaurants	704	617	338	87.6	55	48.0	126	36
	Utilities	848	68	37	8.0	54	4.4	(11)	-
	Other	2,155	924	570	42.9	62	26.5	260	51
	Latent	-	-	623	-	-	-	21	-

		36,718	19,013	13,838	51.8	73	37.7	4,646	1,856

	of which:
	UK
	- residential mortgages	-	-	-	-	-	-	1	1
	- personal lending	24	24	21	100.0	88	87.5	6	6
	- property	9,500	6,694	4,079	70.5	61	42.9	1,398	545
	- construction	655	350	185	53.4	53	28.2	71	63
	- other	8,054	1,376	1,058	17.1	77	13.1	279	136
	Europe
	- residential mortgages	193	19	18	9.8	95	9.3	-	-
	- personal lending	69	8	1	11.6	13	1.4	7	2
	- property	9,224	7,931	6,593	86.0	83	71.5	2,385	607
	- construction	601	276	172	45.9	62	28.6	59	-
	- other	4,311	1,843	1,330	42.8	72	30.9	282	214
	US
	- residential mortgages	1,740	191	51	11.0	27	2.9	38	112
	- personal lending	245	59	11	24.1	19	4.5	30	40
	- property	221	47	14	21.3	30	6.3	4	17
	- construction	1	-	-	-	-	-	(2)	-
	- other	165	10	181	6.1	nm	109.7	73	59
	RoW
	- personal lending	5	-	-	-	-	-	1	1
	- property	177	29	29	16.4	100	16.4	(4)	8
	- construction	-	-	-	-	-	-	-	-
	- other	1,533	156	95	10.2	61	6.2	18	45

		36,718	19,013	13,838	51.8	73	37.7	4,646	1,856

	Banks	431	1	1	0.2	100	0.2	-	-

For the notes to this table refer to page 169.

Risk and balance sheet management

Loans and related credit metrics: Sector and geographical regional analyses - Non-Core (continued)

					Credit metrics
	31 December 2012 (3)				REIL as a	Provisions	Provisions
		Gross			% of gross	as a %	as a % of	Impairment	Amounts
		loans	REIL	Provisions	loans	of REIL	gross loans	charge	written-off
		£m	£m	£m	%	%	%	£m	£m

	Government (1)	1,368	-	-	-	-	-	-	-
	Finance	2,540	407	168	16.0	41	6.6	91	42
Personal	- mortgages	2,855	320	133	11.2	42	4.7	162	227
	- unsecured	965	186	103	19.3	55	10.7	63	75
	Property	28,617	16,551	8,185	57.8	49	28.6	1,464	866
	Construction	2,029	726	290	35.8	40	14.3	(25)	122
	Manufacturing	1,553	259	132	16.7	51	8.5	16	140
	Finance leases (2)	4,408	283	187	6.4	66	4.2	9	222
	Retail, wholesale and repairs	1,094	352	205	32.2	58	18.7	49	47
	Transport and storage	3,751	394	224	10.5	57	6.0	217	81
	Health, education and leisure	935	429	222	45.9	52	23.7	35	33
	Hotels and restaurants	986	555	253	56.3	46	25.7	38	46
	Utilities	1,500	108	16	7.2	15	1.1	(4)	-
	Other	3,742	803	446	21.5	56	11.9	133	220
	Latent	-	-	635	-	-	-	72	-

		56,343	21,373	11,199	37.9	52	19.9	2,320	2,121

	of which:
	UK
	- residential mortgages	19	-	-	-	-	-	-	-
	- personal lending	55	23	19	41.8	83	34.5	5	16
	- property	18,198	7,744	3,048	42.6	39	16.7	569	309
	- construction	1,406	494	182	35.1	37	12.9	(9)	111
	- other	13,316	1,067	874	8.0	82	6.6	175	444
	Europe
	- residential mortgages	390	32	27	8.2	84	6.9	5	26
	- personal lending	365	83	70	22.7	84	19.2	9	2
	- property	9,738	8,695	5,081	89.3	58	52.2	914	435
	- construction	619	229	107	37.0	47	17.3	(15)	2
	- other	5,206	2,171	1,285	41.7	59	24.7	455	272
	US
	- residential mortgages	2,446	288	106	11.8	37	4.3	157	201
	- personal lending	539	80	14	14.8	18	2.6	44	50
	- property	496	58	16	11.7	28	3.2	(14)	56
	- construction	4	3	1	75.0	33	25.0	(1)	9
	- other	1,087	100	198	9.2	198	18.2	25	59
	RoW
	- personal lending	6	-	-	-	-	-	5	7
	- property	185	54	40	29.2	74	21.6	(5)	66
	- other	2,268	252	131	11.1	52	5.8	1	56

		56,343	21,373	11,199	37.9	52	19.9	2,320	2,121

	Banks	477	1	1	0.2	100	0.2	-	-

Notes:

(1)	Includes central and local government.
(2)	Includes instalment credit.
(3)	Core/Non-Core excludes balances in relation to Direct Line Group (loans to banks of £2,036 million and loans to customers of £881 million).
(4)	A description of the Group’s early problem debt identification and problem debt management is included in the Group’s 2013 20-F.

Risk and balance sheet management

Debt securities

The table below analyses debt securities by issuer and IFRS measurement classifications. US central and local government includes US federal agencies; financial institutions include US government sponsored agencies and securitisation entities, the latter principally relating to asset-backed securities (ABS).

	Central and local government			Banks	Other	Corporate	Total
					financial			Of which
	UK	US	Other		institutions			ABS
31 December 2013	£m	£m	£m	£m	£m	£m	£m	£m

Held-for-trading (HFT)	6,764	10,951	22,818	1,720	12,406	1,947	56,606	10,674
Designated as at fair value	-	-	104	-	17	1	122	15
Available-for-sale (AFS)	6,436	12,880	10,303	5,974	17,330	184	53,107	24,174
Loans and receivables	10	1	-	175	3,466	136	3,788	3,423

Long positions	13,210	23,832	33,225	7,869	33,219	2,268	113,623	38,286

Of which US agencies	-	5,599	-	-	13,132	-	18,731	18,048

Short positions (HFT)	(1,784)	(6,790)	(16,087)	(889)	(1,387)	(826)	(27,763)	(36)

Available-for-sale
Gross unrealised gains	201	428	445	70	386	11	1,541	458
Gross unrealised losses	(69)	(86)	(32)	(205)	(493)	(2)	(887)	(753)

31 December 2012

Held-for-trading	7,692	17,349	27,195	2,243	21,876	2,015	78,370	18,619
Designated as at fair value	-	-	123	86	610	54	873	516
Available-for-sale	9,774	19,046	16,155	8,861	23,890	3,167	80,893	30,743
Loans and receivables	5	-	-	365	3,728	390	4,488	3,707

Long positions	17,471	36,395	43,473	11,555	50,104	5,626	164,624	53,585

Of which US agencies	-	5,380	-	-	21,566	-	26,946	24,828

Short positions (HFT)	(1,538)	(10,658)	(11,355)	(1,036)	(1,595)	(798)	(26,980)	(17)

Available-for-sale
Gross unrealised gains	1,007	1,092	1,187	110	660	120	4,176	764
Gross unrealised losses	-	(1)	(14)	(509)	(1,319)	(4)	(1,847)	(1,817)

Key points

•

HFT: UK and US government bonds, and US agency ABS decreased reflecting sales and continued focus on balance sheet reduction and capital management in Markets. The decrease in other government bonds primarily comprised reductions in Japanese, French, Belgian and Canadian bonds, partially offset by increases in Italian, German and Spanish bonds. Short positions in US government bonds decreased, reflecting reduced holdings, short positions in German government bonds increased reflecting focus on reduction in net exposure.

•

AFS: Government securities, primarily US, German, UK, decreased by £15.4 billion reflecting Group Treasury’s disposals. Holdings in bank issuances fell by £2.9 billion due to maturities and amortisations. The decrease in financial institution securities of £6.6 billion primarily related to ABS (£1.6 billion collateralised loan obligations in Non-Core and £3.4 billion residential mortgage-backed securities), due to disposals, maturities and buy backs by issuers. This was partially offset by a build up of securities (£0.9 billion), primarily US agency securities in US Retail & Commercial. The reduction includes £7.2 billion related to Direct Line Group, not included at 31 December 2013 as it is now an associate.

•

AFS gross unrealised gains and losses: The UK government net decrease of £0.9 billion reflects exposure reductions. The US government decrease of £0.7 billion reflects exposure reduction as well as the impact of expectations of tapering of the liquidity programme by the US Federal Reserve. The reductions in bank, other financial institutions and ABS reflected maturities, disposals and market movements.

Risk and balance sheet management

Derivatives

The table below analyses the Group’s derivatives by type of contract. Master netting arrangements and collateral shown below do not result in a net presentation in the Group’s balance sheet under IFRS.

	31 December 2013							31 December 2012
	Notional
	GBP	USD	Euro	Other	Total	Assets	Liabilities	Notional (1)	Assets	Liabilities
	£bn	£bn	£bn	£bn	£bn	£m	£m	£bn	£m	£m

Interest rate (2)	5,401	10,583	13,695	5,910	35,589	218,041	208,698	33,483	363,454	345,565
Exchange rate	362	1,982	628	1,583	4,555	61,923	65,749	4,698	63,067	70,481
Credit	2	166	66	19	253	5,306	5,388	553	11,005	10,353
Equity and commodity	29	27	17	8	81	2,770	5,692	111	4,392	7,941

						288,040	285,527		441,918	434,340
Counterparty mtm netting						(242,836)	(242,836)		(373,906)	(373,906)
Cash collateral						(24,288)	(20,429)		(34,099)	(24,633)
Securities collateral						(5,990)	(5,202)		(5,616)	(8,264)

Net exposure						14,926	17,060		28,297	27,537

Of which:
Banks						1,243	6,121
Other financial institutions						2,166	2,416
Corporate						10,341	4,778
Government						1,176	3,745

						14,926	17,060

Asset quality of uncollateralised derivative assets						£m

AQ1						8,647
AQ2						252
AQ3						1,713
AQ4						778
AQ5						885
AQ6						882
AQ7						782
AQ8						124
AQ9						184
AQ10						679

						14,926

Notes:

(1)

Includes exchange traded contracts of £2,298 billion, (31 December 2012 - £2,497 billion) principally interest rate. Trades are margined daily hence carrying values were insignificant: assets - £69 million (31 December 2012 - £41 million) and liabilities - £299 million (31 December 2012 - £255 million).

(2)

Interest rate notional includes £22,563 billion (31 December 2012 - £15,864 billion) in respect of contracts with central clearing counterparties to the extent related assets and liabilities are offset.

Key points

	Net exposure decreased by 47% (liabilities decreased by 38%) reflecting increased interest rate yields and continued use of trade compression cycles, partially offset by increased trade volumes.



Interest rate contracts’ fair value decreased due to significant upward shifts in major yield curves as the US Federal Reserve announced tapering of quantitative easing from early 2014. Continued participation in trade compression cycles contributed to a further reduction in exposures.

	Exchange rate contracts’ fair value decreased due to strengthening of sterling against the US dollar and decrease in trade volumes.

Risk and balance sheet management

Derivatives (continued)

Key points (continued)

•

The decrease in credit derivatives notionals and fair values was driven by increased use of trade compression cycles and novation of certain trades in Markets in line with the Group’s risk reduction strategy, primarily in the first half of the year. Tightening of credit spreads also contributed to the decrease in fair value.

•	Sales and reduction in trade volumes contributed to reduction in equity contracts.

•	71% of the uncollateralised derivatives related to corporates rated AQ1-AQ3.

•

Corporate uncollateralised derivatives, principally all in Markets, relate to large corporates who may have netting arrangements in place but do not have collateral posting capability. A significant proportion of the Group’s credit valuation adjustments and funding valuation adjustments relate to these uncollateralised derivatives.

Key loan portfolios

Commercial real estate

The commercial real estate sector comprised exposures to entities involved in the development of, or investment in, commercial and residential properties (including house builders). The analysis of lending utilisations below is gross of impairment provisions and excludes rate risk management and contingent obligations.

	31 December 2013			31 December 2012
	Investment	Development	Total	Investment	Development	Total
By division (1)	£m	£m	£m	£m	£m	£m

Core
UK Corporate	20,547	3,467	24,014	22,504	4,091	26,595
Ulster Bank	3,419	718	4,137	3,575	729	4,304
US Retail & Commercial	4,018	-	4,018	3,857	3	3,860
International Banking	762	182	944	849	315	1,164
Markets	136	1	137	630	57	687

	28,882	4,368	33,250	31,415	5,195	36,610

Non-Core
UK Corporate	1,201	774	1,975	2,651	983	3,634
Ulster Bank	3,211	6,915	10,126	3,383	7,607	10,990
US Retail & Commercial	232	-	232	392	-	392
International Banking	6,980	15	6,995	11,260	154	11,414

	11,624	7,704	19,328	17,686	8,744	26,430

Total	40,506	12,072	52,578	49,101	13,939	63,040

Risk and balance sheet management

Key loan portfolios: Commercial real estate (continued)

	Investment			Development
	Commercial	Residential	Total	Commercial	Residential	Total	Total
By geography (1)	£m	£m	£m	£m	£m	£m	£m

31 December 2013
UK (excluding NI (2))	20,862	5,007	25,869	678	3,733	4,411	30,280
Ireland (ROI and NI (2))	4,405	1,028	5,433	1,919	5,532	7,451	12,884
Western Europe (other)	4,068	183	4,251	22	17	39	4,290
US	3,563	1,076	4,639	-	8	8	4,647
RoW (2)	314	-	314	30	133	163	477

	33,212	7,294	40,506	2,649	9,423	12,072	52,578

31 December 2012

UK (excluding NI (2))	25,864	5,567	31,431	839	4,777	5,616	37,047
Ireland (ROI and NI (2))	4,651	989	5,640	2,234	5,712	7,946	13,586
Western Europe (other)	5,995	370	6,365	22	33	55	6,420
US	4,230	981	5,211	-	15	15	5,226
RoW (2)	454	-	454	65	242	307	761

	41,194	7,907	49,101	3,160	10,779	13,939	63,040

	Investment		Development
	Core	Non-Core	Core	Non-Core	Total
By geography (1)	£m	£m	£m	£m	£m

31 December 2013
UK (excluding NI (2))	21,297	4,572	3,500	911	30,280
Ireland (ROI and NI (2))	2,763	2,670	686	6,765	12,884
Western Europe (other)	223	4,028	11	28	4,290
US	4,313	326	8	-	4,647
RoW (2)	286	28	163	-	477

	28,882	11,624	4,368	7,704	52,578

31 December 2012

UK (excluding NI (2))	23,312	8,119	4,184	1,432	37,047
Ireland (ROI and NI (2))	2,877	2,763	665	7,281	13,586
Western Europe (other)	403	5,962	24	31	6,420
US	4,629	582	15	-	5,226
RoW (2)	194	260	307	-	761
	31,415	17,686	5,195	8,744	63,040

For the notes to these tables refer to the following page.

Risk and balance sheet management

Key loan portfolios: Commercial real estate (continued)

By sub-sector (1)		Ireland
	UK	(ROI and	Western
	(excl NI (2))	NI (2))	Europe	US	RoW (2)	Total
	£m	£m	£m	£m	£m	£m

31 December 2013
Residential	8,740	6,560	200	1,085	133	16,718
Office	4,557	813	1,439	32	121	6,962
Retail	6,979	1,501	967	84	73	9,604
Industrial	3,078	454	43	30	13	3,618
Mixed/other	6,926	3,556	1,641	3,416	137	15,676

	30,280	12,884	4,290	4,647	477	52,578

31 December 2012

Residential	10,344	6,701	403	996	242	18,686
Office	6,112	1,132	1,851	99	176	9,370
Retail	7,529	1,492	1,450	117	129	10,717
Industrial	3,550	476	143	4	39	4,212
Mixed/other	9,512	3,785	2,573	4,010	175	20,055

	37,047	13,586	6,420	5,226	761	63,040

Notes:

(1)

Excludes commercial real estate lending in Wealth as these loans are generally supported by personal guarantees in addition to collateral. This portfolio, which totalled £1.4 billion at 31 December 2013 (31 December 2012 - £1.4 billion) continued to perform in line with expectations and required minimal provision.

(2)	ROI: Republic of Ireland; NI: Northern Ireland; RoW: Rest of World.

Credit quality metrics relating to commercial real estate lending were as follows:

	Group		Non-Core
	31 December	31 December	31 December	31 December
	2013	2012	2013	2012

Lending (gross)	£52.6bn	£63.0bn	£19.3bn	£26.4bn
Of which REIL	£20.1bn	£22.1bn	£14.3bn	£17.1bn
Provisions	£13.2bn	£10.1bn	£10.6bn	£8.3bn
REIL as a % of gross loans to customers	38.2%	35.1%	74.1%	64.8%
Provisions as a % of REIL	66%	46%	74%	49%

Note:

(1)	Excludes property related lending to customers in other sectors managed by Real Estate Finance.

Risk and balance sheet management

Key loan portfolios: Commercial real estate (continued)

Key points

•

In line with Group strategy, the overall gross lending exposure to commercial real estate (CRE) fell by £10.4 billion, or 17%, during 2013 to £52.6 billion. Gross lending exposure is now almost half of the exposure of four years ago. The overall mix of geography, sub-sector and investment and development remained broadly unchanged.

•

A significant proportion of the decrease was in Non-Core and was due to repayments, asset sales and write-offs. The Non-Core portfolio totalled £19.3 billion (37% of the portfolio) at 31 December 2013 (31 December 2012 - £26.4 billion or 42% of the portfolio).

•

CRE lending net of impairment provisions decreased by £13.5 billion or 26% in the year to £39.4 billion in part due to the increased impairment provisions recorded in Q4 2013 in Ulster Bank Non-Core, as part of the RCR creation and related strategy. Provision coverage on CRE REIL was 66% compared with 46% at the end of 2012.

•	The UK portfolio was focused on London and South East England. Approximately 47% of the portfolio was held in these areas at 31 December 2013 (31 December 2012 - 43%).

The table below analyses commercial real estate (Core and Non-Core) lending by loan-to-value (LTV) ratio, which represents loan value before provisions relative to the value of the property financed.

	Ulster Bank			Rest of the Group			Group
Loan-to-value ratio		Non-			Non-			Non-
	Performing	performing	Total	Performing	performing	Total	Performing	performing	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

31 December 2013
<= 50%	124	23	147	7,884	262	8,146	8,008	285	8,293
> 50% and <= 70%	271	55	326	9,962	582	10,544	10,233	637	10,870
> 70% and <= 90%	282	89	371	3,699	1,272	4,971	3,981	1,361	5,342
> 90% and <= 100%	86	154	240	865	368	1,233	951	522	1,473
> 100% and <= 110%	121	212	333	690	627	1,317	811	839	1,650
> 110% and <= 130%	238	366	604	333	1,334	1,667	571	1,700	2,271
> 130% and <= 150%	102	438	540	267	1,161	1,428	369	1,599	1,968
> 150%	319	6,738	7,057	150	2,629	2,779	469	9,367	9,836

Total with LTVs	1,543	8,075	9,618	23,850	8,235	32,085	25,393	16,310	41,703
Minimal security (1)	6	3,144	3,150	54	13	67	60	3,157	3,217
Other (2)	144	1,351	1,495	5,230	933	6,163	5,374	2,284	7,658

Total	1,693	12,570	14,263	29,134	9,181	38,315	30,827	21,751	52,578

Total portfolio
average LTV (3)	121%	376%	335%	61%	149%	84%	65%	261%	142%

Risk and balance sheet management

Key loan portfolios: Commercial real estate (continued)

	Ulster Bank			Rest of the Group			Group
		Non-			Non-			Non-
	Performing	performing	Total	Performing	performing	Total	Performing	performing	Total
Loan-to-value ratio	£m	£m	£m	£m	£m	£m	£m	£m	£m

31 December 2012
<= 50%	141	18	159	7,210	281	7,491	7,351	299	7,650
> 50% and <= 70%	309	58	367	12,161	996	13,157	12,470	1,054	13,524
> 70% and <= 90%	402	164	566	6,438	1,042	7,480	6,840	1,206	8,046
> 90% and <= 100%	404	137	541	1,542	2,145	3,687	1,946	2,282	4,228
> 100% and <= 110%	111	543	654	1,019	1,449	2,468	1,130	1,992	3,122
> 110% and <= 130%	340	619	959	901	1,069	1,970	1,241	1,688	2,929
> 130% and <= 150%	353	774	1,127	322	913	1,235	675	1,687	2,362
> 150%	1,000	7,350	8,350	595	1,962	2,557	1,595	9,312	10,907

Total with LTVs	3,060	9,663	12,723	30,188	9,857	40,045	33,248	19,520	52,768
Minimal security (1)	8	1,615	1,623	3	13	16	11	1,628	1,639
Other (2)	137	811	948	6,494	1,191	7,685	6,631	2,002	8,633

Total	3,205	12,089	15,294	36,685	11,061	47,746	39,890	23,150	63,040

Total portfolio
average LTV (3)	136%	286%	250%	65%	125%	80%	71%	206%	122%

Notes:

(1)

In 2012, the Group reclassified loans with limited (defined as LTV>1,000%) or non-physical security as minimal security, of which a majority were commercial real estate development loans in Ulster Bank. Total portfolio average LTV is quoted net of loans with minimal security given that the anticipated recovery rate is less than 10%. Provisions are marked against these loans where required to reflect the relevant asset quality and recovery profile.

(2)

Other non-performing loans of £2.3 billion (31 December 2012 - £2.0 billion) were subject to the Group’s standard provisioning policies. Other performing loans of £5.4 billion (31 December 2012 - £6.6 billion) included general corporate loans, typically unsecured, to commercial real estate companies, and major UK house builders in addition to facilities supported by guarantees.. The credit quality of these exposures was consistent with that of the performing portfolio overall.

(3)	Weighted average by exposure.

Key points

•

The reductions in the higher LTV buckets for the performing book were offset by the growth in these buckets in the non-performing book. Ulster Bank Group accounted for the majority of this deterioration and has addressed this through an increase in provisions (refer to the section on RCR). Ulster Bank Group's provision as a percentage of REIL stood at 76% at 31 December 2013 (31 December 2012 - 57%). Valuations continued to be affected by difficult, although improving, market conditions, as well as refinements to the Group’s estimation approach.

•

Interest payable on outstanding loans was covered 3.1x and 1.6x within UK Corporate and International Banking, respectively, at 31 December 2013 (31 December 2012 - 3.0x and 1.5x respectively). The US Retail & Commercial portfolio is managed on the basis of debt service coverage, which includes principal amortisation as well as interest payable. The average debt service coverage was 1.5x at 31 December 2013 (31 December 2012 - 1.3x). As a number of different approaches are used across the Group and across geographies to calculate interest coverage ratios, they may not be comparable for different portfolio types and legal entities.

Risk and balance sheet management

Key loan portfolios (continued)

Residential mortgages

The table below analyses the mortgage portfolios and includes both Core and Non-Core. Total gross mortgage lending comprises 35% of the Group’s gross lending of £418 billion.

	31 December	31 December
	2013	2012
	£m	£m

UK Retail	99,338	99,062
Ulster Bank	19,034	19,162
RBS Citizens	19,584	21,538
Wealth	8,701	8,786

	146,657	148,548

Refer to page 182 for further information on interest only loans.

Risk and balance sheet management

Key loan portfolios: Residential mortgages (continued)

The table below shows LTVs for the Group’s residential mortgage portfolio split between performing (AQ1-AQ9) and non-performing (AQ10), with the average LTV calculated on a weighted value basis. Loan balances are shown as at the end of the year whereas property values are calculated using property index movements since the last formal valuation.

	UK Retail			Ulster Bank			RBS Citizens (1)			Wealth
Loan-to-value ratio		Non-			Non-			Non-			Non-
	Performing	performing	Total	Performing	performing	Total	Performing	performing	Total	Performing	performing	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

31 December 2013
<= 50%	26,392	313	26,705	2,025	170	2,195	4,669	98	4,767	3,400	16	3,416
> 50% and <= 70%	34,699	591	35,290	1,837	195	2,032	5,529	89	5,618	3,397	20	3,417
> 70% and <= 90%	28,920	854	29,774	2,326	288	2,614	5,553	110	5,663	1,337	44	1,381
> 90% and <= 100%	4,057	315	4,372	1,214	162	1,376	1,309	39	1,348	87	7	94
> 100% and <= 110%	1,790	182	1,972	1,302	182	1,484	752	22	774	87	15	102
> 110% and <= 130%	552	100	652	2,509	461	2,970	637	17	654	27	6	33
> 130% and <= 150%	37	5	42	2,202	549	2,751	183	5	188	4	4	8
> 150%	-	-	-	2,385	1,227	3,612	102	4	106	24	6	30

Total with LTVs	96,447	2,360	98,807	15,800	3,234	19,034	18,734	384	19,118	8,363	118	8,481
Other (2)	511	20	531	-	-	-	463	3	466	215	5	220

Total	96,958	2,380	99,338	15,800	3,234	19,034	19,197	387	19,584	8,578	123	8,701

Total portfolio average LTV (3)	62%	75%	62%	103%	130%	108%	67%	69%	67%	51%	77%	51%

Average LTV on new originations
during the year (3)			67%			73%			68%			52%

For the notes to this table refer to the following page.

Risk and balance sheet management

Key loan portfolios: Residential mortgages (continued)

	UK Retail			Ulster Bank			RBS Citizens (1)			Wealth
Loan-to-value ratio		Non-			Non-			Non-			Non-
	Performing	performing	Total	Performing	performing	Total	Performing	performing	Total	Performing	performing	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

31 December 2012
<= 50%	22,306	327	22,633	2,182	274	2,456	4,167	51	4,218	3,905	9	3,914
> 50% and <= 70%	27,408	457	27,865	1,635	197	1,832	4,806	76	4,882	2,790	12	2,802
> 70% and <= 90%	34,002	767	34,769	2,019	294	2,313	6,461	114	6,575	1,080	27	1,107
> 90% and <= 100%	7,073	366	7,439	1,119	156	1,275	2,011	57	2,068	93	7	100
> 100% and <= 110%	3,301	290	3,591	1,239	174	1,413	1,280	43	1,323	69	13	82
> 110% and <= 130%	1,919	239	2,158	2,412	397	2,809	1,263	42	1,305	49	7	56
> 130% and <= 150%	83	26	109	2,144	474	2,618	463	14	477	16	3	19
> 150%	-	-	-	3,156	1,290	4,446	365	14	379	29	3	32

Total with LTVs	96,092	2,472	98,564	15,906	3,256	19,162	20,816	411	21,227	8,031	81	8,112
Other (2)	486	12	498	-	-	-	292	19	311	674	-	674

Total	96,578	2,484	99,062	15,906	3,256	19,162	21,108	430	21,538	8,705	81	8,786

Total portfolio average LTV (3)	66%	80%	67%	108%	132%	112%	75%	86%	75%	51%	78%	51%

Average LTV on new originations
during the year (3)			65%			74%			64%

Notes:

(1)	Includes residential mortgages and home equity loans and lines (refer to page 181 for a breakdown of balances).
(2)	Where no indexed LTV is held.
(3)	Average LTV weighted by value is calculated using the LTV on each individual mortgage and applying a weighting based on the value of each mortgage.

Risk and balance sheet management

Key loan portfolios: Residential mortgages (continued)

Key points

UK Retail

•

The UK Retail mortgage portfolio was £99.3 billion at 31 December 2013, an increase of 0.3% from 31 December 2012. The mortgages included £9.1 billion (31 December 2012 - £7.9 billion) of residential buy-to-let lending.

•

As at 31 December 2013, approximately 43% of the portfolio consisted of fixed rate, 5% a combination of fixed and variable rates and the remainder were variable rate mortgages (including those on managed rates). The interest only proportion of the total portfolio was 26%.

•

Gross new mortgage lending amounted to £14.4 billion and the average LTV by volume was 62.7% compared to 61.3% at 31 December 2012. The average LTV calculated by weighted LTV of lending was 66.6% (31 December 2012 - 65.2%).

•

Based on the Halifax Price Index at September 2013, the portfolio-average indexed LTV by volume was 54.1% (31 December 2012 - 58.1%) and 62.0% by weighted value of debt outstanding (31 December 2012 - 66.8%). The ratio of total outstanding balances to total indexed property valuations was 45.1% (31 December 2012 - 48.5%).

•

All new mortgage business is subject to a comprehensive assessment. This includes: i) an affordability test which includes a stressed interest rate that is higher than the customer pay rate; ii) credit scoring; iii) a maximum loan-to-value of 90% with the exception of the UK Government backed schemes Help-to-Buy (from Q4 2013), New Buy and My New Home products where lending of up to 95% is provided; and iv) a range of policy rules that restrict the availability of credit to borrowers with higher risk characteristics, for example highly indebted and/or adverse payment behaviour on previous borrowings.

•

The arrears rate (defined as more than three payments in arrears, excluding repossessions and shortfalls post property sale), fell to 1.3% (31 December 2012 - 1.5%). The number of properties repossessed in 2013 was 1,532 compared with 1,426 in 2012. Arrears rates remained sensitive to economic developments and benefited from the low interest rate environment.

•

The impairment charge for mortgage loans was £30 million for 2013 compared to £92 million in 2012, reflecting a lower level of defaults and reduced loss rates as valuations improved on properties held as security on defaulted debt.

Ulster Bank

•

Ulster Bank’s residential mortgage portfolio was £19.0 billion at 31 December 2013, with 88% in the Republic of Ireland and 12% in Northern Ireland. At constant exchange rates, the portfolio decreased 2.5% from 31 December 2012 as a result of amortisation and limited growth due to low market demand.

•

The assets included £2.2 billion (12%) of residential buy-to-let loans. The interest rate product mix was approximately 68% on tracker rate products, 23% on variable rate products and 9% on fixed rate. Interest only represented 11% of the total portfolio.

•

The average individual LTV on new originations was 73% in 2013, (31 December 2012 - 74%); the volume of new business remained very low. The maximum LTV available to Ulster Bank customers was 90% with the exception of a specific Northern Ireland scheme which permits LTVs of up to 95% (although Ulster Bank’s exposure is capped at 85% LTV).

Risk and balance sheet management

Key loan portfolios: Residential mortgages (continued)

Key points (continued)

Ulster Bank (continued)

•	The portfolio average indexed LTV fell 4% during 2013 and reflected positive house price index trends over the last 12 months.

•	Refer to the Ulster Bank Group (Core and Non-Core) section on page 188 for commentary on mortgage REIL and impairments.

RBS Citizens

•

RBS Citizens residential real estate portfolio was £19.6 billion at 31 December 2013 (31 December 2012 - £21.5 billion). The Core business comprised 91% of the portfolio. The real estate portfolio consisted of £5.9 billion (£5.6 billion Core vs. £0.3 billion Non-Core) of first lien residential mortgages (1% in second lien position) and £13.5 billion (£12.0 billion Core vs. £1.5 billion Non-Core) of home equity loans and lines (first and second liens). Home equity Core consisted of 49% in first lien position while Non-Core consisted of 95% in second lien position.

•

RBS Citizens continued to focus on its ‘footprint states’ of New England, Mid Atlantic and Mid West regions. At 31 December 2013, the portfolio consisted of £16.4 billion (84% of the total portfolio) within footprint.

•

Of the total real estate portfolio, of £1.8 billion in Non-Core, the serviced-by-others (SBO) element was the largest component (76%). The SBO book decreased from £1.8 billion at 31 December 2012 to £1.4 billion at 31 December 2013 and was closed to new purchases in the third quarter of 2007. The arrears rate of the SBO portfolio decreased from 1.9% at 31 December 2012 to 1.6% at 31 December 2013 reflecting portfolio liquidation as well as more effective account servicing and collections. The charge-off rate also continued to decrease (4.4% annualised at Q4 2013 compared to 7.4% at 31 December 2012).

•

The weighted average LTV of the portfolio decreased from 75% at 31 December 2012 to 67% at 31 December 2013, driven by increases in the Case-Shiller Home Price Index from Q3 2012 to Q4 2013. The weighted average LTV of the portfolio, excluding SBO, was 64%.

Risk and balance sheet management

Key loan portfolios (continued)

Interest only retail loans

The Group’s interest only retail loan portfolios include interest only mortgage lending in UK Retail, Ulster Bank, Wealth and RBS Citizens’ portfolios of home equity lines of credit (HELOC) and interest only mortgage portfolios.

	31 December 2013		31 December 2012
	Mortgages	Other loans	Mortgages	Other loans (1)
	£bn	£bn	£bn	£bn

Variable rate	34.8	1.3	38.5	1.5
Fixed rate	8.0	0.1	8.1	0.1

Interest only loans	42.8	1.4	46.6	1.6
Mixed repayment (2)	8.3	-	8.8	-

Total	51.1	1.4	55.4	1.6

Notes:

(1)	The other loans category for 2012 has been restated to exclude non-personal interest only loans within Wealth division.
(2)	Mortgages with partial interest only and partial capital repayments.

The Group reduced its exposure to interest only mortgages. UK Retail ceased offering interest only mortgages to residential owner-occupied customers with effect from 1 December 2012. Interest only repayment remains an option for buy-to-let mortgages. Ulster Bank withdrew interest only as a standard mortgage offering for new lending in the Republic of Ireland in 2010 and in Northern Ireland in 2012. Interest only mortgages are now granted on a very limited basis to high net worth customers or as part of its forbearance programme. RBS Citizens offers its customers interest only mortgages and conventional HELOC that enter an amortising repayment period after the interest only period. Wealth offers interest only mortgages to its high net worth customers.

The Group recognises impairment provisions in respect of loans in its interest only portfolios (UK Retail - 2 years; RBS Citizens - 1 year) that are approaching their contractual maturity based on historical analysis and customer behaviour. These impairment provisions are refreshed as new trends and data become available.

Risk and balance sheet management

Key loan portfolios: Interest only retail loans (continued)

The tables below analyse the Group’s interest only mortgage and HELOC portfolios (excluding mixed repayment mortgages) by type, by contractual year of maturity and by originating division.

	2014 (1)	2015-16	2017-21	2022-26	2027-31	2032-41	After	Total
							2041
31 December 2013	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Bullet principal repayment (2)	0.9	2.1	6.0	7.6	7.9	7.5	0.5	32.5
Conversion to amortising (2,3)	1.9	6.0	2.2	0.1	-	0.1	-	10.3

Total	2.8	8.1	8.2	7.7	7.9	7.6	0.5	42.8

	2013 (4)	2014-15	2016-20	2021-25	2026-30	2031-40	After	Total
							2040
31 December 2012	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Bullet principal repayment (2)	1.4	2.9	6.8	5.9	8.1	9.9	0.7	35.7
Conversion to amortising (2,3)	0.5	1.7	5.8	2.7	0.1	0.1	-	10.9

Total	1.9	4.6	12.6	8.6	8.2	10.0	0.7	46.6

Notes:

(1)	2014 includes pre-2014 maturity exposure.
(2)	Includes £2.3 billion (31 December 2012 - £2.2 billion) of repayment mortgages that have been granted interest only concessions (forbearance).
(3)	Maturity date relates to the expiry of the interest only period.
(4)	2013 includes pre-2013 maturity exposure.

	Bullet		Total	Proportion of
	principal	Conversion		mortgage
	repayment	to amortising		lending
31 December 2013	£bn	£bn	£bn	%

UK Retail (1)	25.4	-	25.4	25.6
Ulster Bank	0.7	1.4	2.1	11.0
RBS Citizens	0.4	8.9	9.3	47.5
Wealth	6.0	-	6.0	69.0

Total	32.5	10.3	42.8

31 December 2012

UK Retail	28.1	-	28.1	28.4
Ulster Bank	1.4	1.8	3.2	16.7
RBS Citizens	0.5	9.0	9.5	44.1
Wealth	5.7	0.1	5.8	66.0

Total	35.7	10.9	46.6

Note:

(1)	UK Retail also has exposure of £7.7 billion to customers who have a combination of repayment types, capital repayments and interest only.

Risk and balance sheet management

Key loan portfolios: Interest only retail loans (continued)

UK Retail

UK Retail’s interest only mortgages require full principal repayment (bullet) at the time of maturity. Typically such loans have remaining terms of between 15 and 20 years. Customers are reminded of the need to have an adequate repayment vehicle in place throughout the mortgage term.

Of the bullet loans that matured in the six months to 30 June 2013, 53% had been fully repaid by 31 December 2013. The unpaid balance totalled £51 million, 96% of which continued to meet agreed payment arrangements  (including balances that have been restructured on a capital and interest basis within eight months of the contract date; customers are allowed eight months leeway for their investment plan to mature and cashed in to repay the mortgage). Of the £51 million unpaid balance, 56% of the loans had an indexed LTV of 70% or less with only 14% above 90%. Customers may be offered a short extension to the term of an interest only mortgage or a conversion of an interest only mortgage to one featuring repayment of both capital and interest, subject to affordability and characteristics such as the customers’ income and ultimate repayment vehicle. The majority of term extensions in UK Retail are classified as forbearance.

Ulster Bank

Ulster Bank’s interest only mortgages require full principal repayment (bullet) at the time of maturity; or payment of both capital and interest from the end of the interest only period, typically seven years, so that customers meet their contractual repayment obligations. For bullet customers, contact strategies are in place to remind them of the need to repay principal at the end of the mortgage term.

Of the bullet mortgages that matured in the six months to 30 June 2013 (£1.2 million), 20% had fully repaid by 31 December 2013 leaving residual balances of £0.9 million, 78% of which were meeting the terms of a revised repayment schedule. Of the amortising loans that matured in the six months to 30 June 2013 (£65 million), 69% were either fully repaid or meeting the terms of a revised repayment schedule.

Ulster Bank also offers temporary interest only periods to customers as part of its forbearance programme. An interest only period of up to two years is permitted after which the customer enters an amortising repayment period following further assessment of the customer’s circumstances. The affordability assessment conducted at the end of the forbearance period takes into consideration the repayment of the arrears that have accumulated based on original terms during the forbearance period. The customer’s delinquency status does not deteriorate further while forbearance repayments are maintained. Term extensions in respect of existing interest only mortgages are offered only under a forbearance arrangement.

RBS Citizens

RBS Citizens has a book of interest only bullet repayment HELOC loans (£0.4 billion at 31 December 2013) for which repayment of principal is due at maturity, and an interest only portfolio that comprises loans that convert to amortising after an interest only period that is typically 10 years (£8.9 billion at December 2013 of which £8.0 billion are HELOCs). The majority of the bullet loans are due to mature between 2014 and 2015. Of the bullet loans that matured in the six months to 30 June 2013, 50% had fully repaid or are current as of 31 December 2013. The residual balances (modified, delinquent, and charged-off) made up £21 million. For those loans that convert to amortising, the typical uplift in payments is currently 210% (average uplift calculated at £132 per month). Delinquency rates have shown a modest increase in the over 30 days arrears rate.

Risk and balance sheet management

Key loan portfolios: Interest only retail loans (continued)

The tables below analyse the Group’s retail mortgage and HELOC portfolios between interest only mortgages (excluding mixed repayment mortgages) and other mortgage loans.

	Interest only
31 December 2013	Bullet principal	Conversion
	repayment	to amortising	Other	Total
	£bn	£bn	£bn	£bn

Arrears status
Current	31.2	9.6	97.0	137.8
1 to 90 days in arrears	0.7	0.4	2.8	3.9
90+ days in arrears	0.6	0.3	4.1	5.0

Total	32.5	10.3	103.9	146.7

31 December 2012

Arrears status
Current	34.4	10.0	94.4	138.8
1 to 90 days in arrears	0.6	0.4	3.3	4.3
90+ days in arrears	0.7	0.5	4.2	5.4

Total	35.7	10.9	101.9	148.5

31 December 2013		Interest
		only	Other	Total
		£bn	£bn	£bn

Current LTV
<= 50%		10.8	26.3	37.1
> 50% and <= 70%		14.6	31.8	46.4
> 70% and <= 90%		10.8	28.6	39.4
> 90% and <= 100%		2.6	4.6	7.2
> 100% and <= 110%		1.5	2.8	4.3
> 110% and <= 130%		0.9	3.4	4.3
> 130% and <= 150%		0.5	2.5	3.0
> 150%		0.7	3.1	3.8

Total with LTVs		42.4	103.1	145.5
Other		0.4	0.8	1.2

Total		42.8	103.9	146.7

31 December 2012

Current LTV
<= 50%	10.3	22.9	33.2
> 50% and <= 70%	12.4	25.0	37.4
> 70% and <= 90%	13.6	31.2	44.8
> 90% and <= 100%	3.6	7.3	10.9
> 100% and <= 110%	2.4	4.0	6.4
> 110% and <= 130%	2.0	4.3	6.3
> 130% and <= 150%	0.8	2.4	3.2
> 150%	1.2	3.7	4.9

Total with LTVs	46.3	100.8	147.1
Other	0.3	1.1	1.4

Total	46.6	101.9	148.5

Risk and balance sheet management

Key loan portfolios (continued)

Ulster Bank Group (Core and Non-Core)

Overview

At 31 December 2013, Ulster Bank Group accounted for 10% of the Group’s total gross loans to customers (31 December 2012 - 10%) and 8% of the Group’s Core gross loans to customers (31 December 2012 - 8%) Ulster Bank’s financial performance continued to be impacted by the challenging economic climate in Ireland, with impairments remaining elevated in the wholesale bank as a result of limited liquidity in the economy which continues to depress the property market and domestic spending. Additionally, in Q4 2013 the Group announced a recovery strategy for loans transferring to RCR. This resulted in a significant increase in provisions as the move from a through the cycle strategy to a 3 year deleverage, reduced expected realisations.

The impairment charge of £4,793 million for 2013 (31 December 2012 - £2,340 million) was driven by a combination of new defaulting customers and higher provisions on existing defaulted cases due primarily to the above mentioned RCR strategy. Provisions as a percentage of risk elements in lending increased to 76% in 2013, from 57% in 2012, predominantly as a result of this change in strategy, combined with the deterioration in the value of the Non-Core commercial real estate development portfolio.

Core

The impairment charge for the year of £1,774 million (31 December 2012 - £1,364 million) reflected the difficult economic climate in Ireland, and most particularly the RCR deleverage strategy across the corporate portfolios. The mortgage portfolio improved notably in 2013, accounting for £235 million (13%) of the total 2013 impairment charge (31 December 2012 - £646 million) due to lower debt flows driven by improved collections performance and stabilising residential property prices.

Non-Core

The impairment charge for the year was £3,019 million (31 December 2012 - £976 million), with the commercial real estate sector accounting for £2,674 million (89%) of the total 2013 impairment charge, again reflecting the RCR strategy.

Risk and balance sheet management

Key loan portfolios: Ulster Bank Group (Core and Non-Core) (continued)

The table below analyses Ulster Bank Group’s loans, REIL, impairments and related credit metrics by sector.

				Credit metrics
		REIL	Provisions	REIL as a	Provisions	Provisions
	Gross			% of gross	as a % of	as a % of	Impairment	Amounts
	loans			loans	REIL	gross loans	charge (1)	written-off
Sector analysis	£m	£m	£m	%	%	%	£m	£m

31 December 2013
Core
Mortgages	19,034	3,235	1,725	17.0	53	9.1	235	34
Commercial real estate
- investment	3,419	2,288	1,151	66.9	50	33.7	593	51
- development	718	472	331	65.7	70	46.1	153	4
Other corporate	7,039	2,277	1,984	32.3	87	28.2	771	149
Other lending	1,236	194	187	15.7	96	15.1	22	39

	31,446	8,466	5,378	26.9	64	17.1	1,774	277

Non-Core
Commercial real estate
- investment	3,211	3,006	2,162	93.6	72	67.3	837	53
- development	6,915	6,757	6,158	97.7	91	89.1	1,837	370
Other corporate	1,479	1,209	1,069	81.7	88	72.3	345	6

	11,605	10,972	9,389	94.5	86	80.9	3,019	429

Ulster Bank Group
Mortgages	19,034	3,235	1,725	17.0	53	9.1	235	34
Commercial real estate
- investment	6,630	5,294	3,313	79.8	63	50.0	1,430	104
- development	7,633	7,229	6,489	94.7	90	85.0	1,990	374
Other corporate	8,518	3,486	3,053	40.9	88	35.8	1,116	155
Other lending	1,236	194	187	15.7	96	15.1	22	39

	43,051	19,438	14,767	45.2	76	34.3	4,793	706

Risk and balance sheet management

Key loan portfolios: Ulster Bank Group (Core and Non-Core) (continued)

				Credit metrics
		REIL	Provisions	REIL as a	Provisions	Provisions
	Gross			% of gross	as a % of	as a % of	Impairment	Amounts
	loans			loans	REIL	gross loans	charge	written-off
Sector analysis	£m	£m	£m	%	%	%	£m	£m

31 December 2012
Core
Mortgages	19,162	3,147	1,525	16.4	48	8.0	646	22
Commercial real estate
- investment	3,575	1,551	593	43.4	38	16.6	221	-
- development	729	369	197	50.6	53	27.0	55	2
Other corporate	7,772	2,259	1,394	29.1	62	17.9	389	15
Other lending	1,414	207	201	14.6	97	14.2	53	33

	32,652	7,533	3,910	23.1	52	12.0	1,364	72

Non-Core
Commercial real estate
- investment	3,383	2,800	1,433	82.8	51	42.4	288	15
- development	7,607	7,286	4,720	95.8	65	62.0	611	103
Other corporate	1,570	1,230	711	78.3	58	45.3	77	23

	12,560	11,316	6,864	90.1	61	54.6	976	141

Ulster Bank Group
Mortgages	19,162	3,147	1,525	16.4	48	8.0	646	22
Commercial real estate
- investment	6,958	4,351	2,026	62.5	47	29.1	509	15
- development	8,336	7,655	4,917	91.8	64	59.0	666	105
Other corporate	9,342	3,489	2,105	37.3	60	22.5	466	38
Other lending	1,414	207	201	14.6	97	14.2	53	33

	45,212	18,849	10,774	41.7	57	23.8	2,340	213

Note:

(1)	Of which £3.2 billion due to RCR and the related change of strategy.

Key points

•

The commercial real estate lending portfolio for Ulster Bank Group (Core and Non-Core) totalled £14.3 billion at 31 December 2013, of which £10.1 billion or 71% was in Non-Core. The geographic split of the total Ulster Bank Group commercial real estate portfolio remained similar to 2012 with 64% (31 December 2012 - 63%) in the Republic of Ireland, 26% (31 December 2012 - 26%) in Northern Ireland, 10% (31 December 2012 - 11%) in the UK (excluding Northern Ireland) and the balance (0.1%) in Rest of World (primarily Europe).

•	Provisions covered CRE REIL by 78%, up from 58% at the end of 2012, with the investment portfolio being covered 80% and the development portfolio 95%.

•

Of the total corporate impairment charge recorded during H2 2013 of £3.9 billion, £3.4 billion related to all loans that will be transferred to RCR, of which £2.9 billion relates to commercial real estate loans and £0.5 billion relates to corporate loans.

Risk and balance sheet management

Key loan portfolios: Ulster Bank Group (Core and Non-Core) (continued)

	Investment		Development
	Commercial	Residential	Commercial	Residential	Total
Commercial real estate	£m	£m	£m	£m	£m

31 December 2013
ROI	3,227	806	1,402	3,684	9,119
NI	1,083	223	517	1,848	3,671
UK (excluding NI)	1,232	50	56	112	1,450
RoW	9	-	8	6	23

	5,551	1,079	1,983	5,650	14,263

31 December 2012

ROI	3,546	779	1,603	3,653	9,581
NI	1,083	210	631	2,059	3,983
UK (excluding NI)	1,239	86	82	290	1,697
RoW	14	1	8	10	33

	5,882	1,076	2,324	6,012	15,294

Key points

•

Commercial real estate continued to be the primary sector driving the Ulster Bank Group defaulted loan book. Exposure to the sector fell during 2013 by £1.0 billion, reflecting Ulster Bank’s continuing strategy to reduce concentration risk in this sector.

•

The outlook for the property sector remains challenging. While there may be some signs of stabilisation in main urban centres, the outlook continues to be negative for secondary property locations on the island of Ireland.

•

Ulster Bank experienced further migration of commercial real estate exposures to its problem management framework, where various measures may be agreed to assist customers whose loans are performing, but who are experiencing temporary financial difficulties.

Residential mortgages

Mortgage lending portfolio analysis by country of location of the underlying security is set out below.

	31 December	31 December
	2013	2012
	£m	£m

ROI	16,779	16,873
NI	2,255	2,289

	19,034	19,162

Risk and balance sheet management

Market risk

Trading portfolios

The tables below analyse the internal VaR for the Group’s trading portfolios segregated by type of market risk exposure, and split between Core, Non-Core and counterparty exposure management (CEM).

	Year ended
	31 December 2013				31 December 2012
	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum
Trading VaR	£m	£m	£m	£m	£m	£m	£m	£m

Interest rate	37.2	44.1	78.2	19.1	62.6	75.6	95.7	40.8
Credit spread	60.0	37.3	86.8	33.3	69.2	74.1	94.9	44.9
Currency	8.6	6.5	20.6	3.6	10.3	7.6	21.3	2.6
Equity	5.8	4.1	12.8	3.2	6.0	3.9	12.5	1.7
Commodity	0.9	0.5	3.7	0.3	2.0	1.5	6.0	0.9
Diversification (1)		(23.7)				(55.4)

Total	79.3	68.8	118.8	42.1	97.3	107.3	137.0	66.5

Core	64.2	52.4	104.6	35.6	74.6	88.1	118.0	47.4
Non-Core	19.3	15.2	24.9	14.9	30.1	22.8	41.9	22.0

CEM	58.1	43.5	85.4	39.4	78.5	84.9	86.0	71.7

Total (excluding CEM)	37.2	33.6	60.4	19.1	47.1	57.6	76.4	32.2

	Quarter ended
	31 December 2013				30 September 2013
	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum
Trading VaR	£m	£m	£m	£m	£m	£m	£m	£m

Interest rate	32.3	44.1	44.1	19.1	36.1	32.8	43.6	24.7
Credit spread	40.5	37.3	48.4	33.3	53.9	44.9	60.3	44.9
Currency	5.9	6.5	9.6	3.6	6.4	7.6	9.8	4.3
Equity	4.3	4.1	12.6	3.2	5.4	4.5	7.2	4.2
Commodity	0.7	0.5	2.5	0.4	0.5	0.6	1.9	0.3
Diversification (1)		(23.7)				(31.3)

Total	58.6	68.8	69.7	42.1	66.1	59.1	84.3	54.5

Core	44.1	52.4	54.4	35.6	52.4	46.3	68.4	44.2
Non-Core	15.7	15.2	17.7	14.9	19.4	17.6	21.8	17.5

CEM	43.9	43.5	46.2	39.4	50.8	42.8	58.0	40.1

Total (excluding CEM)	25.0	33.6	33.6	19.1	29.4	26.7	38.3	25.4

Note:

(1)

The Group benefits from diversification as it reduces risk by allocating positions across various financial instrument types, currencies and markets. The extent of the diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time. The diversification factor is the sum of the VaR on individual risk types less the total portfolio VaR.

Details on methodology and governance are in the Group’s 2013 20-F, Risk and balance sheet management - Market risk section.

Risk and balance sheet management

Market risk: Trading portfolios (continued)

Key points

•

The Group’s period-end and average interest rate VaR declined in 2013 compared with 2012. The reduction was mainly seen in Q1 2013, when the rates desk significantly de-risked its exposures and repositioned itself to manage concentrations. In addition, CEM’s contribution to VaR decreased due to improvements in the capture of valuation adjustment risk within VaR metrics. The volatility seen in the second half was also due to rate volatility reflecting Bank of England and European Central Bank rate announcements and a US Federal Reserve announcement regarding tapering of its quantitative easing programme.

•

The Group’s period-end and average credit spread VaR declined in 2013 compared with 2012. This decline was driven by an ongoing reduction in inventory as part of Group-wide efforts to reduce RWAs ahead of CRD IV implementation. Risk reduction during the first half of the year was aided by the flow business reducing the complexity of its trading operations. In the second half of the year, the VaR decrease was driven by a reduction in the asset-backed securities inventory.

•	The Group's Core and CEM period-end and average VaR declined, driven by the declines in the interest rate and credit spread VaR.

•	The decrease in average and period-end Non-Core VaR reflects the Group’s risk reduction strategy.

•	During H2 2013, some positions from businesses were migrated to the newly created Run-off and Recovery (ROR) unit in Markets. At 31 December 2013, the VaR on the ROR business was £6.0 million.

Non-trading VaR

The average VaR for the Group’s non-traded book, excluding the structured credit portfolio (see below) and predominantly comprising available-for-sale portfolios in Markets and Non-Core, was £9.2 million during 2013 compared with £11.8 million during 2012. Period-end VaR at 31 December 2013 decreased to £5.0 million compared with £9.5 million at 31 December 2012. VaR initially increased in Q1 2013 reflecting changes to the call assumptions on some Dutch RMBS, thereby extending their weighted average life. This increase was offset during Q3 2013 as the issuer bought back some of these securities, resulting in a net decrease in VaR for the year as a whole.

Other portfolios

The structured credit portfolio in Non-Core is measured on a notional and fair value basis because of its illiquid nature. Notional and fair value decreased to £0.7 billion and £0.5 billion respectively (Q4 2012 - £2.0 billion and £1.5 billion), reflecting the sale of underlying assets across all categories, in line with Non-Core strategy.

Risk and balance sheet management

Market risk (continued)

Non-traded interest rate risk

Non-traded interest rate risk impacts earnings arising from the Group’s banking activities. This excludes positions in financial instruments which are classified as held-for-trading, or hedging items.

The methodology relating to interest rate risk is detailed in the Group’s 2013 20-F.

Value-at-risk

VaR metrics are based on interest rate repricing gap reports as at the reporting date. These incorporate customer products and associated funding and hedging transactions as well as non-financial assets and liabilities such as property, plant and equipment, capital and reserves. Behavioural assumptions are applied as appropriate.

VaR does not provide a dynamic measurement of interest rate risk since static underlying repricing gap positions are assumed. Changes in customer behaviour under varying interest rate scenarios are captured by way of earnings at risk measures. VaR relating to non-traded interest rate risk for the Group’s Retail & Commercial banking activities at a 99% confidence level and a currency analysis at the period end were as follows:

	Average	Period end	Maximum	Minimum
	£m	£m	£m	£m

31 December 2013	45	51	57	30
31 December 2012	46	21	65	20

			31 December	31 December
			2013	2012
			£m	£m

Euro			4	19
Sterling			19	17
US dollar			44	15
Other			2	4

Key points

•	Period end interest rate VaR was higher at 31 December 2013 than at 31 December 2012. Average VaR was relatively unchanged.

•

The overall year-on-year increase in VaR mainly reflected an increase in the duration of the Group’s balance sheet - that is, greater economic exposure to longer-term interest rates - as described in more detail below.

•	Euro VaR fell, reflecting action taken to reduce the Group’s exposure to euro-denominated fixed-rate assets.

•	US dollar VaR rose, reflecting action taken by US Retail & Commercial to reduce earnings sensitivity to movements in short term dollar interest rates.

•	These movements remained well within the Group’s approved market risk appetite.

Risk and balance sheet management

Market risk (continued)

Sensitivity of net interest income

Earnings sensitivity to rate movements is derived from a central forecast over a twelve month period. Market implied forward rates and new business volume, mix and pricing consistent with business assumptions are used to generate a base case earnings forecast.

The following table shows the sensitivity of net interest income, over the next twelve months, to an immediate upward or downward change of 100 basis points to all interest rates. In addition, the table includes the impact of a gradual 400 basis point steepening (bear steepener) and a gradual 300 basis point flattening (bull flattener) of the yield curve at tenors greater than a year.

The scenarios represent annualised interest rate stresses of a scale deemed sufficient to trigger a modification in customer behaviour. The asymmetry in the steepening and flattening scenarios reflects the difference in the expected behaviour of interest rates as they approach zero.

	Euro	Sterling	US dollar	Other	Total
31 December 2013	£m	£m	£m	£m	£m

+ 100 basis point shift in yield curves	59	416	175	31	681
– 100 basis point shift in yield curves	(29)	(333)	(82)	(15)	(459)
Bear steepener					403
Bull flattener					(273)

31 December 2012

+ 100 basis point shift in yield curves	(29)	472	119	27	589
– 100 basis point shift in yield curves	(20)	(257)	(29)	(11)	(317)
Bear steepener					216
Bull flattener					(77)

Key points

•	The Group's interest rate exposure remains asset sensitive, such that rising rates will have a positive impact on its net interest income.

•

The Group’s increased sensitivity to parallel shifts in the yield curve over a twelve month horizon primarily reflects the higher volume of structural hedges maturing in 2014 relative to 2013. This reflects the maturity profile of legacy hedges. If rates were to rise, these would be reinvested at higher rates, with an upward impact on net interest income. This increased sensitivity also reflects changes in underlying pricing assumptions for customer loans and deposits.

•	The increased sensitivity to the steepening and flattening scenarios is also primarily driven by the maturity profile of structural hedges.

Risk and balance sheet management

Market risk (continued)

Structural hedging

Banks generally have the benefit of a significant pool of stable, non and low interest bearing liabilities, principally comprising equity and money transmission accounts. These balances are usually hedged, either by investing directly in longer-term fixed rate assets, either directly or by the use of interest rate swaps, in order to provide a consistent and predictable revenue stream.

The Group targets a weighted average life for these economic hedges. This is accomplished using a continuous rolling maturity programme to achieve the desired profile and is primarily managed by Group Treasury. The maturity profile of the hedge aims to reduce the potential sensitivity of income to rate movements. The structural hedging programme is Group wide, capturing the position within the UK banking group and regulated subsidiaries in other jurisdictions.

Product hedging

Product structural hedges are used to minimise volatility on earnings related to specific products, primarily money transmission accounts.

The table below shows the element of net interest income (NII) associated with product hedges managed by Group Treasury, relating to the main UK banking divisions except Wealth. The amounts represent the incremental contribution of the hedge relative to the LIBOR cash rate.

	31 December	31 December
	2013	2012
NII	£m	£m

Product hedges
UK Retail	306	359
UK Corporate	206	214
International Banking	73	83

Total product hedges	585	656

Key point

•	The yield on product structural hedges declined in 2013 due to the low interest rate environment as maturing hedges were reinvested at lower interest rates.

Equity hedging

Equity structural hedges are used to minimise the impact of earnings volatility on equity. These hedges contributed £0.8 billion to the UK banking divisions in 2013 (31 December 2012 - £0.8 billion), which is an incremental benefit relative to LIBOR cash rates.

.

Risk and balance sheet management

Foreign exchange risk: Structural foreign currency exposures

The Group does not maintain material non-traded open currency positions other than the structural foreign currency translation exposures arising from its investments in foreign subsidiaries and associates and their related currency funding.

The table below shows the Group’s structural foreign currency exposures.

31 December 2013					Structural
					foreign		Residual
	Net		Net		currency		structural
	assets of		investments	Net	exposures		foreign
	overseas	RFS	in foreign	investment	pre-economic	Economic	currency
	operations	MI	operations	hedges	hedges	hedges (1)	exposures
	£m	£m	£m	£m	£m	£m	£m

US dollar	16,176	-	16,176	(1,581)	14,595	(3,808)	10,787
Euro	6,606	9	6,597	(190)	6,407	(2,226)	4,181
Other non-sterling	4,233	372	3,861	(3,185)	676	-	676

	27,015	381	26,634	(4,956)	21,678	(6,034)	15,644

31 December 2012

US dollar	17,313	1	17,312	(2,476)	14,836	(3,897)	10,939
Euro	8,903	2	8,901	(636)	8,265	(2,179)	6,086
Other non-sterling	4,754	260	4,494	(3,597)	897	-	897

	30,970	263	30,707	(6,709)	23,998	(6,076)	17,922

Note:

(1)	Economic hedges represent US dollar and euro preference shares in issue that are treated as equity under IFRS and do not qualify as hedges for accounting purposes.

Key points

•

The Group’s structural foreign currency exposure at 31 December 2013 was £21.7 billion and £15.6 billion before and after economic hedges, respectively, both £2.3 billion lower than at 31 December 2012. Movements in structural foreign currency exposure are significantly driven by movements in net assets of overseas operations.

•

Net assets of overseas operations declined by £4.0 billion largely due to increased impairments in Ulster Bank Group and capital restructuring in US Retail & Commercial. Sterling strength also contributed approximately £0.5 billion to the reduction.

•	Net investment hedges were reduced broadly in line with the reduction in net investments.

•	Economic hedges remained broadly unchanged.

•

Changes in foreign currency exchange rates affect equity in proportion to structural foreign currency exposure. A 5% strengthening in foreign currencies against sterling would result in a gain of £1.1 billion in equity (31 December 2012 - £1.3 billion), while a 5% weakening would result in a loss of £1.0 billion in equity (31 December 2012 - £1.2 billion).

Risk and balance sheet management

Country risk

Country risk is the risk of losses occurring as a result of either a country event or unfavourable country operating conditions. As country events may simultaneously affect all or many individual exposures to a country, country event risk is a concentration risk. For other types of concentration risks such as product, sector or single-name concentration, refer to the Credit risk section.

Overview

The comments below refer to changes for the full year 2013 unless indicated otherwise.

•	During 2013, the US dollar depreciated by 2.3% against sterling, whereas the euro appreciated by 2.2%, impacting exposures.

•

Balance sheet and off-balance sheet exposures to nearly all countries declined across all broad product categories. This was because the Group maintained a cautious stance and many clients reduced debt levels. Non-Core lending declined in most countries, particularly in Spain, the Netherlands, France and Romania, reflecting the Group’s risk reduction strategy.

•

Most of the Group’s country risk exposure is in International Banking (primarily trade facilities, other lending and off-balance sheet exposure to corporates and financial institutions); Markets (principally derivatives and securities financing transactions with financial institutions, and HFT debt securities); Ulster Bank (mostly lending to consumers and corporates in Ireland); and Group Treasury (largely cash balances at central banks and AFS debt securities including Spanish cedulas).

•

Total eurozone - balance sheet exposure declined by £49.2 billion or 30% to £114.2 billion, caused mostly by significant reductions in liquidity held with the Bundesbank and in derivatives exposure to banks. Most of the latter reductions related to counterparties in the Netherlands, Germany and France, and were largely due to the sale of a part of the Group’s CDS positions.

•	Eurozone periphery - balance sheet exposure decreased to £52.9 billion, a reduction of £6.6 billion or 11%, in nearly all countries, despite the appreciation of the euro against sterling, as below:
○

Ireland - exposure decreased by £2.1 billion to £37.0 billion, in all broad product categories. Residential and commercial real estate lending declined slightly to £16.9 billion and £10.3 billion, respectively. Provisions increased by £2.8 billion, most of which related to corporate lending.

○

Spain - Group Treasury’s holdings of covered bonds (cedulas) decreased by £0.7 billion due to sales in improved market conditions. Corporate lending decreased by £1.3 billion to £2.9 billion, with commercial real estate lending more than halving, largely as a result of disposals in Non-Core, to £0.8 billion.

○

Italy - the £1.3 billion decrease in exposure to £5.2 billion reflected reductions in lending and derivatives to corporate clients. Net HFT debt exposure fluctuates as the Group is a market-maker in Italian government bonds. Off-balance sheet exposure to corporates and non-bank financial institutions also declined, by £0.7 billion.

Risk and balance sheet management

Country risk: Overview (continued)

○

Portugal - exposure declined further by £0.4 billion to £0.9 billion. The remaining exposure mainly consisted of corporate lending to a few large highly creditworthy clients and collateralised derivatives trading with the largest local banks.

○

Greece - exposure decreased by £0.2 billion to £0.4 billion, caused by reductions in lending and derivatives. The remaining exposure comprised mostly of collateralised derivatives exposure to banks and corporate lending, including exposure to local subsidiaries of international companies.

	○	Cyprus - exposure increased slightly to £0.2 billion, most of which was covered by parental and export credit agency guarantees from elsewhere.

•

Germany - balance sheet exposure decreased from £48.4 billion to £23.9 billion principally owing to a £16.4 billion reduction in cash balances held with the central bank. AFS government bonds decreased by £4.1 billion in line with treasury management strategies. Lending to corporate clients decreased by £1.1 billion, principally in the commercial real estate, oil and gas, and media sectors.

•

Netherlands - balance sheet exposure decreased from £23.6 billion to £16.1 billion. AFS debt securities issued by non-bank financial institutions declined by £2.8 billion, primarily following repayments. Corporate lending decreased by £0.8 billion, primarily in commercial real estate. Off-balance sheet exposure to corporate clients decreased by £1.1 billion, mainly in the telecommunications, retail and food and consumer sectors.

•

France - balance sheet exposure decreased from £19.7 billion to £14.0 billion. The net long HFT position in government bonds declined by £1.9 billion in the course of normal trading in the rates business.

•

Japan - balance sheet exposure decreased by £6.0 billion to £5.3 billion. Net HFT and AFS government bonds fell by £5.1 billion and £1.5 billion, respectively, and derivatives exposure, largely to banks, decreased by £0.5 billion. This reflected depreciation of the yen, lower trading flows and a reduction in Japanese bonds held as derivatives collateral. Lending to the central bank increased by £0.8 billion.

•

China - lending to banks increased by £1.8 billion to £2.8 billion. Corporate lending rose by £0.5 billion to £1.5 billion, reflecting customer demand. Derivatives exposure to public sector entities decreased by £0.5 billion to £0.4 billion owing to fluctuations in short-term hedging by clients.

•	India - balance sheet exposure decreased by £1.3 billion to £3.8 billion, driven largely by reductions in lending to banks and to the telecommunications and oil and gas sectors.

•

CDS positions - the Group approximately halved its European CDS positions by consolidating its derivatives portfolio through contract terminations to reduce risks and capital requirements in line with strategic plans, while maturities reduced the positions further. This resulted in major reductions in the gross notional value of CDS protection bought and sold. Net bought protection in terms of CDS notional less fair value, also fell by £1.2 billion to £5.6 billion, with reductions particularly in the Netherlands and France.

•

Funding mismatches - the estimated funding mismatch at risk of redenomination for Ireland was £6.5 billion at the end of the year, falling from £9.0 billion a year before due to an increase in provisions and a reduction in assets. The mismatch for Spain was £6.5 billion, up from £4.5 billion as the Group reduced its local funding (and associated cost) given the improved outlook for the country. The net position for Italy fell to £0.5 billion from £1.0 billion. The net positions for Portugal, Greece and Cyprus were all minimal. Overall, perceived risks of redenomination events in the eurozone declined considerably in 2013.

Risk and balance sheet management

Country risk: Summary of country exposures
	Lending															CDS
									Debt securities					Off-		notional
	Govt	Central	Other	Other			Total	Of which	AFS	HFT	Net		Balance	balance	Total	less fair	Gross
		banks	banks	FI	Corporate	Personal	lending	Non-Core	and LAR	(net)	Derivatives	SFT	sheet	sheet	exposure	Value	Derivatives	SFT
2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Eurozone
Ireland	39	116	13	319	17,440	17,667	35,594	9,262	233	248	900	73	37,048	2,711	39,759	(166)	2,476	2,329
Spain	-	-	4	15	2,924	318	3,261	1,696	4,162	853	989	-	9,265	1,981	11,246	(444)	4,128	2,126
Italy	-	22	64	548	968	26	1,628	809	519	1,240	1,774	-	5,161	1,962	7,123	(734)	7,183	527
Portugal	-	-	-	56	327	6	389	203	93	43	351	-	876	280	1,156	(163)	418	614
Greece	-	1	1	1	110	14	127	52	-	-	260	-	387	38	425	(12)	455	-
Cyprus	-	-	-	-	183	10	193	88	-	2	16	-	211	18	229	-	16	-

Eurozone
periphery	39	139	82	939	21,952	18,041	41,192	12,110	5,007	2,386	4,290	73	52,948	6,990	59,938	(1,519)	14,676	5,596

Germany	-	3,588	402	683	3,461	90	8,224	3,351	5,168	2,524	7,416	601	23,933	7,189	31,122	(1,340)	35,529	1,128
Netherlands	-	1,713	355	627	2,122	22	4,839	444	4,661	819	5,697	107	16,123	9,763	25,886	(356)	15,388	835
France	406	-	1,844	195	1,796	79	4,320	914	1,692	1,678	5,660	631	13,981	9,807	23,788	(1,747)	30,644	7,536
Belgium	-	-	149	211	358	21	739	212	443	(480)	2,123	2	2,827	1,170	3,997	(123)	2,966	594
Luxembourg	-	11	95	260	421	4	791	4	75	98	581	88	1,633	1,043	2,676	(58)	1,373	253
Other	73	-	10	36	743	18	880	168	510	331	918	74	2,713	1,202	3,915	(476)	3,554	622

Total
eurozone	518	5,451	2,937	2,951	30,853	18,275	60,985	17,203	17,556	7,356	26,685	1,576	114,158	37,164	151,322	(5,619)	104,130	16,564

Japan	-	1,600	431	61	670	35	2,797	58	72	(172)	2,365	202	5,264	352	5,616	4	9,057	16,445
China	-	198	2,626	228	1,515	33	4,600	31	166	13	370	1	5,150	1,689	6,839	(14)	372	830
India	-	63	759	69	2,000	36	2,927	29	571	160	92	-	3,750	813	4,563	(21)	190	45
Russia	-	37	741	5	947	53	1,783	118	149	2	19	-	1,953	364	2,317	(65)	33	27
South Korea	-	-	622	75	426	2	1,125	-	179	154	250	-	1,708	681	2,389	176	541	50
Turkey	67	59	148	101	1,023	24	1,422	122	50	67	94	-	1,633	324	1,957	(32)	119	998
Brazil	-	-	842	-	132	3	977	68	-	268	84	-	1,329	245	1,574	12	118	-

These tables show the Group’s exposure, at 31 December 2013 and 31 December 2012 by country of operation of the counterparty, except exposures to governments and individuals which are shown by country of residence. The country of operation is the country where the main operating assets of a legal entity are held, or where its main cash flows are generated, taking account of the entity’s dependency on subsidiaries' activities. Previously, exposures in this section were reported by country of incorporation. The new basis provides a better reflection of the country risks taken by the Group and is more in line with internal risk management. Prior period information has been revised. Countries shown are those where the Group’s balance sheet exposure to counterparties exceeded £1 billion and which had ratings of A+ or below from Standard and Poor’s, Moody’s or Fitch at 31 December 2013, as well as selected eurozone countries. The exposures are stated before taking into account risk mitigants, such as guarantees, insurance or collateral (with the exception of reverse repos) which may have been put in place to reduce or eliminate exposure to country risk events. Exposures relating to ocean-going vessels are not included as they cannot be meaningfully assigned to specific countries from a country risk perspective. For a description of the governance, monitoring and management of the Group’s country risk framework and definitions, refer to Risk and balance sheet management - Country risk of the Group’s 2013 20-F.

Risk and balance sheet management

Country risk: Summary of country exposures (continued)
	Lending															CDS
									Debt securities					Off-		notional
	Govt	Central	Other	Other	Corporate	Personal	Total	Of which	AFS	HFT	Net		Balance	Balance	Total	less fair	Gross
		banks	banks	FI			lending	Non-Core	and LAR	(net)	Derivatives	SFT	sheet	sheet	exposure	value	Derivatives	SFT
2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Eurozone
Ireland	42	73	99	395	18,185	17,890	36,684	9,595	424	363	1,213	503	39,187	2,855	42,042	(71)	3,244	4,915
Spain	-	6	1	73	4,269	340	4,689	2,780	4,871	503	1,754	-	11,817	1,592	13,409	(375)	5,694	610
Italy	9	21	222	707	1,533	23	2,515	1,113	977	630	2,358	-	6,480	2,669	9,149	(548)	9,653	3
Portugal	-	-	-	128	450	7	585	327	180	35	514	-	1,314	332	1,646	(126)	618	26
Greece	-	7	-	1	180	13	201	68	-	1	363	-	565	40	605	(31)	609	-
Cyprus	-	-	-	-	103	14	117	95	-	4	32	-	153	14	167	-	33	-

Eurozone
periphery	51	107	322	1,304	24,720	18,287	44,791	13,978	6,452	1,536	6,234	503	59,516	7,502	67,018	(1,151)	19,851	5,554

Germany	-	20,005	508	712	4,607	85	25,917	3,758	9,263	3,500	9,474	264	48,418	7,689	56,107	(1,448)	57,285	8,209
Netherlands	7	1,822	277	753	2,931	26	5,816	1,157	7,800	647	9,047	335	23,645	10,775	34,420	(1,030)	23,679	4,602
France	494	9	2,417	209	2,451	71	5,651	1,621	2,242	3,581	7,515	698	19,687	9,675	29,362	(2,288)	45,154	16,636
Belgium	-	-	164	276	464	22	926	416	844	564	3,130	-	5,464	1,041	6,505	(215)	4,902	476
Luxembourg	-	13	149	493	600	4	1,259	106	59	192	709	141	2,360	1,285	3,645	(206)	2,018	3,858
Other	126	-	19	90	1,033	14	1,282	281	576	666	1,737	8	4,269	1,380	5,649	(437)	5,975	1,432

Total
eurozone	678	21,956	3,856	3,837	36,806	18,509	85,642	21,317	27,236	10,686	37,846	1,949	163,359	39,347	202,706	(6,775)	158,864	40,767

Japan	-	832	317	207	360	36	1,752	123	1,548	4,890	2,878	199	11,267	577	11,844	(71)	13,266	15,047
China	2	183	830	48	969	31	2,063	62	201	61	916	1	3,242	851	4,093	36	221	1,818
India	-	100	1,023	49	2,628	106	3,906	170	683	391	74	-	5,054	930	5,984	(43)	177	108
Russia	-	53	848	14	779	54	1,748	151	160	249	120	-	2,277	518	2,795	(251)	124	15
South Korea	-	22	771	101	287	3	1,184	-	144	163	221	26	1,738	704	2,442	(58)	617	94
Turkey	115	163	82	94	983	12	1,449	260	56	125	93	-	1,723	481	2,204	(37)	111	449
Brazil	-	-	564	69	137	3	773	118	14	582	197	-	1,566	310	1,876	394	211	-

Risk factors

Summary of our Principal Risks and Uncertainties

Set out below is a summary of certain risks which could adversely affect the Group; it should be read in conjunction with the Risk and balance sheet management section on pages 136 to 199. This summary should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties. A fuller description of these and other risk factors is included in the Group’s 2013 20-F.

●

The Group’s ability to implement its new strategic plan and achieve its capital goals depends on the success of its efforts to refocus on its core strengths and the timely divestment of RBS Citizens. The Group has undertaken since 2009 an extensive restructuring, including the disposal of non-core assets as well as businesses as part of the State Aid restructuring plan approved by the EC. The Group recently created RBS CRG to manage the run down of problem assets with the goal of removing such assets from the balance sheet over the next three years. The Group has also taken steps to strengthen its capital position and established medium term targets which will require the timely divestment of RBS Citizens to achieve. The Group is also undertaking a new strategic direction which will result in a significant downsizing of the Group, including simplifying the Group by replacing the current divisional structure with three customer segments. The level of structural change required to implement the Group’s strategic and capital goals together with other regulatory requirements such as ring fencing are likely to be disruptive and increase operational risks for the Group. There is no assurance that the Group will be able to successfully implement its new strategy on which its capital plan depends or achieve its goals within the time frames contemplated or at all.

●

Despite the improved outlook for the global economy over the near to medium-term, actual or perceived difficult global economic conditions and increased competition, particularly in the UK, create challenging economic and market conditions and a difficult operating environment for the Group’s businesses.  Uncertainties surrounding the referendum on Scottish independence and the implications of an affirmative outcome for independence are also likely to affect the Group. These factors, together with additional uncertainty relating to the recovery of the Eurozone economy where the Group has significant exposure and the risk of a return of volatile financial markets, in part due to the monetary policies and measures carried out by central banks, have been and will continue to adversely affect the Group’s businesses, earnings, financial condition and prospects.

●

The Group is subject to substantial regulation and oversight, and any significant regulatory or legal developments such as that which has occurred over the past several years could have an adverse effect on how the Group conducts its business and on its results of operations and financial condition. Certain regulatory measures introduced in the UK and in Europe relating to ring-fencing of bank activities may affect the Group’s borrowing costs, may impact product offerings and the viability of certain business models and require significant restructuring with the possible transfer of a large number of customers between legal entities.

●	The Group could fail to attract or retain senior management, which may include members of the Group Board, or other key employees, and it may suffer if it does not maintain good employee relations.

●

The Group is subject to a number of regulatory initiatives which may adversely affect its business, including the UK Government’s adoption of the Financial Services (Banking Reform) Act 2013, the US Federal Reserve’s new rules for applying US capital, liquidity and enhanced prudential standards to certain of the Group’s US operations and ongoing reforms in the European Union with respect to capital requirements, stability and resolution of financial institutions, including CRD IV and other currently debated proposals such as the Resolution and Recovery Directive (RRD).

Risk factors

●

The Group’s ability to meet its obligations including its funding commitments depends on the Group’s ability to access sources of liquidity and funding. The inability to access liquidity and funding due to market conditions or otherwise or to do so at a reasonable cost due to increased regulatory constraints, could adversely affect the Group’s financial condition and results of operations. Furthermore, the Group’s borrowing costs and its access to the debt capital markets and other sources of liquidity depend significantly on its and the UK Government’s credit ratings which would be likely to be negatively impacted by political events, such as an affirmative outcome of the referendum for the independence of Scotland.

●

The Group’s business performance, financial condition and capital and liquidity ratios could be adversely affected if its capital is not managed effectively or as a result of changes to capital adequacy and liquidity requirements, including those arising out of Basel III implementation (globally or by European, UK or US authorities) as well as structural changes that may result from the implementation of ring-fencing under the Financial Services (Banking Reform) Act 2013 or proposed changes of the US Federal Reserve with respect to the Group’s US operations. The Group’s ability to reach its target capital ratios in the medium term will turn on a number of factors including a significant downsizing of the Group in part through the sale of RBS Citizens.

•

The Group is, and may be, subject to litigation and regulatory and governmental investigations that may impact its business, reputation, results of operations and financial condition. Although the Group settled a number of legal proceedings and regulatory investigations during 2013, the Group is expected to continue to have a material exposure to legacy litigation and regulatory matter proceedings in the medium term. The Group also expects greater regulatory and governmental scrutiny for the foreseeable future particularly as it relates to compliance with new and existing laws and regulations such as anti-money laundering and anti-terrorism laws.

●	Operational and reputational risks are inherent in the Group’s businesses.

•

The Group is highly dependent on its information technology systems and has been and will continue to be subject to cyber attacks which expose the Group to loss of customer data or other sensitive information, and combined with other failures of the Group’s information technology systems, hinder its ability to service its clients which could result in long-term damage to the Group’s business and brand.

●

The Group or any of its UK bank subsidiaries may face the risk of full nationalisation or other resolution procedures, including recapitalisation of the Group or any of its UK bank subsidiaries, through bail-in which has been introduced by the Financial Services (Banking Reform) Act 2013 and will come into force on a date stipulated by HM Treasury. These various actions could be taken by or on behalf of the UK Government, including actions in relation to any securities issued, new or existing contractual arrangements and transfers of part or all of the Group’s businesses.

●

As a result of the UK Government’s majority shareholding in the Group it may be able to exercise a significant degree of influence over the Group including on dividend policy, the election of directors or appointment of senior management or limiting the Group’s operations. The offer or sale by the UK Government of all or a portion of its shareholding in the company could affect the market price of the equity shares and other securities and acquisitions of ordinary shares by the UK Government (including through conversions of other securities or further purchases of shares) may result in the delisting of the Group from the Official List.

Risk factors

●

The actual or perceived failure or worsening credit of the Group’s counterparties or borrowers, including sovereigns in the Eurozone, and depressed asset valuations resulting from poor market conditions have led the Group to realise and recognise significant impairment charges and write-downs which have adversely affected the Group and could continue to adversely affect the Group if, due to a deterioration in economic and financial market conditions or continuing weak economic growth, it were to recognise or realise further write-downs or impairment charges.

●

The value of certain financial instruments recorded at fair value is determined using financial models incorporating assumptions, judgements and estimates that may change over time or may ultimately not turn out to be accurate.

●

Recent developments in regulatory or tax legislation and any further significant developments could have an effect on how the Group conducts its business and on its results of operations and financial condition, and the recoverability of certain deferred tax assets recognised by the Group is subject to uncertainty.

●

The Group is required to make planned contributions to its pension schemes and to compensation schemes in respect of certain financial institutions, either of which, independently or in conjunction with additional or increased contribution requirements may have an adverse impact on the Group’s results of operations, cash flow and financial condition.

Additional information

Share information

	31 December 2013	30 September 2013	31 December 2012

Ordinary share price	338.1p	359.9p	324.5p

Number of ordinary shares in issue	6,203m	6,186m	6,071m

The following table shows the Group’s issued and fully paid share capital, owners’ equity and indebtedness on a consolidated basis in accordance with IFRS as at 31 December 2013.

As at 31 December 2013
£m

Share capital - allotted, called up and fully paid
Ordinary shares of £1	6,203
B shares of £0.01	510
Dividend access share of £0.01	-
Non-cumulative preference shares of US$0.01	1
Non-cumulative preference shares of €0.01	-
Non-cumulative preference shares of £1	-

6,714
Retained income and other reserves	52,028

Owners’ equity	58,742

Group indebtedness
Subordinated liabilities	24,012
Debt securities in issue	67,819

Total indebtedness	91,831

Total capitalisation and indebtedness	150,573

Under IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table above.

Since 31 December 2013 buybacks of debt securities net of issuances totalled £1,094 million.

Other than as described above, the information contained in the tables above has not changed materially since 31 December 2013.

Other financial data

	Year ended 31 December
	2013	2012*	2011*	2010*	2009*

Return on average total assets (1)	(0.7%)	(0.4%)	(0.1%)	(0.1%)	(0.2%)
Return on average ordinary and B shareholders’ equity (2)	(14.5%)	(8.9%)	(3.1%)	(0.9%)	(7.4%)
Average owners’ equity as a percentage of average total assets	5.6%	5.2%	4.9%	4.6%	2.8%
Ratio of earnings to combined fixed charges and preference share dividends (3,4)
- including interest on deposits	(0.34)	0.28	0.85	0.95	0.72
- excluding interest on deposits	(4.51)	(2.99)	(0.37)	0.50	(0.47)
Ratio of earnings to fixed charges only (3,4)
- including interest on deposits	(0.36)	0.29	0.85	0.97	0.77
- excluding interest on deposits	(6.04)	(3.81)	(0.37)	0.58	(0.71)

*Restated

Notes:

(1)	Return on average total assets represents (loss)/profit attributable to ordinary and B shareholders as a percentage of average total assets.
(2)	Return on average ordinary and B shareholders' equity represents (loss)/profit attributable to ordinary and B shareholders expressed as a percentage of average ordinary and B shareholders' equity.
(3)

For this purpose, earnings consist of income before tax and non-controlling interests, plus fixed charges less the unremitted income of associated undertakings (share of profits less dividends received). Fixed charges consist of total interest expense, including or excluding interest on deposits and debt securities in issue, as appropriate, and the proportion of rental expense deemed representative of the interest factor (one third of total rental expenses).

(4)

The earnings for the year ended 31 December 2013 and for the years ended 31 December 2012, 2011, 2010 and 2009, were inadequate to cover total fixed charges and preference share dividends. The coverage deficiency for total fixed charges and preference share dividends for the year ended 31 December 2013 was £8,641 million and for the years ended 31 December 2012, 2011, 2010 and 2009 were £5,578 million, £1,396 million, £422 million and £4,034 million, respectively. The coverage deficiency for fixed charges only for the year ended 31 December 2013 was £8,243 million and for the years ended 31 December 2012, 2011, 2010 and 2009 were £5,277 million, £1,396 million, £298 million and £3,099 million, respectively.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Royal Bank of Scotland Group plc

Registrant

/s/ Rajan Kapoor

Rajan Kapoor

Group Chief Accountant

11 March 2014

Appendix 1

RBS Capital Resolution (‘RCR’)

Appendix 1 RBS Capital Resolution

Background

In June 2013, in response to a recommendation by the Parliamentary Commission on Banking Standards, the UK Government announced it would review the case for an external ‘bad bank’, based on three objectives as originally outlined by the Chancellor:

•	accelerating the return of RBS to the private sector;
•	supporting the British economy; and
•	best value for the taxpayer.

Following this announcement, RBS worked closely with HM Treasury (‘HMT’) and its advisers to identify a pool of assets with particularly high long-term capital intensity, credit risk, low returns and/or potential stress loss in varying scenarios. The balance of this identified pool was £47 billion as at 30 June 2013. The pool was forecast to be c.£38 billion of assets as at 31 December 2013, which together with derivatives were forecast to attract c.£116 billion of RWA equivalents.

HMT published its report on 1 November 2013. The review concluded that the effort, risk and expense involved in the creation of an external bad bank could not be justified. It also concluded that “RBS’s existing provisions and levels of capital deducted suggested that projected future losses are appropriately covered”.

As a result, and in line with its new strategic direction set out on 1 November 2013, RBS announced the creation of RBS Capital Resolution (‘RCR’) to separate and wind down RBS’s high capital intensive assets. RCR will bring assets under common management and was established with the following principles:

•	removing risk from the balance sheet in an efficient, expedient and economic manner;
•	reducing the volatile outcomes in stressed environments; and
•	accelerating the release of capital through management and exit of the portfolio.

The RCR division created with effect from 1 January 2014 is of a similar size to the ex Non-Core division, but the assets were selected on a different basis and no direct comparisons should be drawn. RCR assets were selected on the basis of long term capital intensity whereas the Non-Core assets were selected based on five strategic tests.

Going forward, as part of its external reporting, the Group will provide comprehensive and transparent disclosures on the progress of RCR, including funding and capital employed and released. Furthermore, a Board Oversight Committee (‘BOC’), has been set up, reporting directly to the Group Board, to report on adherence to asset management principles and recommend changes to strategy where appropriate. The BOC comprises a quorum of any two of the Chairman of the Group Board, the Senior Independent Director, the Chair of the Group Audit Committee and the Chair of the Board Risk Committee.

While there are inevitable uncertain market and execution risks associated with running down such assets, it is RBS’s aspiration, subject to shareholder value, to remove most of these assets and capital from the balance sheet in three years. RCR will target a reduction in funded assets to c.£23 billion by the end of 2014; to between £15 billion and £11 billion by the end of 2015 and to less than £6 billion by the end of 2016. RCR is expected to be Common Equity Tier 1 (‘CET1’) accretive over its life and neutral for shareholder value, taking into account future regulatory capital requirements.

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Appendix 1 RBS Capital Resolution

The RCR pool of assets was forecast to be c.£38 billion and c.£116 billion RWAe(1) at its inception on 1 January 2014 based on 30 June 2013 data. Since this forecast was made:

•

£4.6 billion of impairments and other adjustments were recorded in respect of non-performing and other assets as a result of the change in realisation strategy noted above, with capital impact of £37 billion RWAe. The increased impairments relate to certain of the impaired or non-performing assets transferred to RCR, and reflect the revised holding strategy which has led to adverse changes in our estimates of future cash flows.

•

there were materially higher levels of disposal activity and recoveries (£5 billion) in Non-Core than had been forecast based on 30 June 2013 data, with a capital impact of £14 billion reduction in RWAe.

In aggregate these two factors reduced the opening funded assets by £9 billion to £29 billion and RWAe by £51 billion to £65 billion. This reduction in funded assets in the second half of the year, particularly the disposals, has also resulted in a corresponding decrease in the Group’s funding requirements.

At 1 January 2014, 48% of the portfolio’s funded assets are from Non-Core (excluding Ulster Bank), 17% from Ulster Bank (Core and Non-Core) and the remainder are from UK Corporate, International Banking and Markets.

£12 billion of assets with RWAe of £11 billion managed by Non-Core have been returned to the relevant Core divisions because they did not meet the risk and capital criteria for RCR.

RCR commenced on 1 January 2014 and its first results will be reported separately in the Group’s first quarter 2014 results.

Roll forward of funded assets
	Note	£bn

Estimated balance at 30 June 2013		46.8
Disposals	(a)	(6.0)
Run-off	(b)	(4.8)
Impairments	(c)	(5.2)
Other	(d)	(1.9)

Balance at 31 December 2013		28.9

Notes:

(a)	Disposals in the second half of the year, predominantly in Non-Core.
(b)	Represents repayments and amortisations, partially offset by draw down of facilities across the portfolios.
(c)	Includes all impairments in the second half of 2013, predominately in Non-Core, and reflects increased impairments relating to the creation of RCR and the related strategy.
(d)	Other includes fair value adjustments, foreign exchange movements (£1.2 billion) and finalisation of the asset pool.

(1) RWA equivalent (RWAe) is an internal metric that measures the equity capital employed in divisions. RWAe converts both performing and non-performing exposures into a consistent capital measure, being the sum of the regulatory RWAs and the regulatory capital deductions, the latter converted to RWAe by applying a multiplier. The Group applies a CET 1 ratio of 10%, consistent with that used for divisional return on equity measure; this results in an FLB3 RWAe conversion multiplier of 10.

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Appendix 1 RBS Capital Resolution

Roll forward of FLB3 RWAe
	Note	£bn

Estimated balance at 30 June 2013		136.8
Disposals	(a)	(11.9)
Run-off	(b)	(10.9)
Impairments	(c)	(45.1)
Other	(d)	(3.9)

Balance at 31 December 2013		65.0

Notes:

(a)	Includes all aspects relating to disposals including associated removal of deductions from regulatory capital.
(b)	Represents RWAe on repayments and amortisations, partially offset by draw down of facilities across the portfolios.
(c)	RWAe impairment charge.
(d)

Other includes fair value adjustments; changes to inputs for RWA calculation (including LGD, PD, and slotting category); the implementation of a new RWA model or modification of an existing model approved by the PRA, foreign exchange movements and finalisation of the asset pool.

The £18 billion decrease in funded assets in the second half of the year resulted in a significantly higher reduction of £72 billion in RWAe. This was due to:

•

impairments of £5 billion recognised in the second half of 2013 resulted in a lower capital deduction for the excess of expected loss over provisions. Allowing for a restriction in provisions allowable against expected losses, the benefit was £4.5 billion or £45 billion of RWAe.

•	disposals of £6 billion resulting in RWAe of £12 billion.

•	run-off of £5 billion with a corresponding RWAe of £11 billion.

Capital deductions comprised expected losses less impairment provisions (31 December 2013 - £1,774 million; 30 June 2013 - £6,047 million) and allocation of defined pension fund deficit (31 December 2013 - £58 million; 30 June 2013 - £38 million).

Additional details are set out on the following pages.

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Appendix 1 RBS Capital Resolution

Impact of the revised strategy
The impact of the revised strategy on key metrics of the Group is set out below.
			Rest of the
	Group	RCR	Group
Funded assets	£bn	£bn	£bn

Non-Core	28.0	16.2	11.8
Ulster Bank	28.0	2.5	25.5
UK Corporate	105.0	5.3	99.7
International Banking	48.5	2.2	46.3
Markets	212.8	2.7	210.1
Other divisions	317.5	-	317.5

	739.8	28.9	710.9

Risk elements in lending

Non-Core	19.0	17.3	1.7
Ulster Bank	8.5	3.8	4.7
UK Corporate	6.2	2.3	3.9
International Banking	0.5	0.5	-
Markets	0.3	0.3	-
Other divisions	4.9	-	4.9

	39.4	24.2	15.2

Impairment provision

Non-Core	13.8	13.0	0.8
Ulster Bank	5.4	2.2	3.2
UK Corporate	2.8	0.9	1.9
International Banking	0.3	0.2	0.1
Markets	0.3	0.3	-
Other divisions	2.6	-	2.6

	25.2	16.6	8.6

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Appendix 1 RBS Capital Resolution

Estimated funded assets (third party assets excluding derivatives or TPA) and RWAe of RCR

Analysis of the funded assets and RWAe of RCR at 31 December 2013 and the related position at 30 June 2013 (the starting point for the identification of the portfolios of RCR) are set out below.

	Non-performing (1)					Performing (1)					Total
	Gross	Net	RWAe		Capital	Gross	Net	RWAe		Capital	Gross	Net	RWAe		Capital
	TPA	TPA		RWA	deducts	TPA	TPA		RWA	deducts (2)	TPA	TPA		RWA	deducts
31 December 2013	£bn	£bn	£bn	£bn	£m	£bn	£bn	£bn	£bn	£m	£bn	£bn	£bn	£bn	£m

Non-Core	18.4	5.8	4.7	0.5	413	10.8	10.4	21.5	23.2	(170)	29.2	16.2	26.2	23.7	243
Core
Ulster Bank	3.9	1.8	6.3	0.2	610	0.8	0.7	1.9	1.9	3	4.7	2.5	8.2	2.1	613
UK Corporate	2.3	1.6	3.5	-	353	3.9	3.7	8.0	8.0	-	6.2	5.3	11.5	8.0	353
International Banking	0.5	0.4	1.8	-	178	1.9	1.8	4.5	4.3	23	2.4	2.2	6.3	4.3	201
Markets	0.4	0.1	0.9	-	91	2.6	2.6	11.9	8.6	331	3.0	2.7	12.8	8.6	422

Total Core	7.1	3.9	12.5	0.2	1,232	9.2	8.8	26.3	22.8	357	16.3	12.7	38.8	23.0	1,589

Total RCR	25.5	9.7	17.2	0.7	1,645	20.0	19.2	47.8	46.0	187	45.5	28.9	65.0	46.7	1,832

30 June 2013

Non-Core	22.3	11.8	39.4	2.2	3,716	17.9	17.9	31.6	38.4	(666)	40.2	29.7	71.0	40.6	3,050
Core
Ulster Bank	5.1	2.8	12.9	0.8	1,207	1.4	1.4	5.2	3.8	149	6.5	4.2	18.1	4.6	1,356
UK Corporate	2.9	2.5	7.6	-	762	4.6	4.6	12.3	9.6	265	7.5	7.1	19.9	9.6	1,027
International Banking	0.9	0.6	3.2	-	323	2.4	2.4	4.8	4.2	59	3.3	3.0	8.0	4.2	382
Markets	-	-	-	-	-	2.8	2.8	19.8	17.1	270	2.8	2.8	19.8	17.1	270

Total Core	8.9	5.9	23.7	0.8	2,292	11.2	11.2	42.1	34.7	743	20.1	17.1	65.8	35.5	3,035

Total RCR	31.2	17.7	63.1	3.0	6,008	29.1	29.1	73.7	73.1	77	60.3	46.8	136.8	76.1	6,085

Notes:

(1)	Performing assets are those with an internal asset quality band (AQ) of 1 - 9; and non-performing assets are in AQ 10 with a probability of default being 100%.
(2)	The negative capital deductions are a result of the latent loss provisions held in respect of the performing portfolio.

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